Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-196202

Prospectus

General Cable Corporation

OFFER TO EXCHANGE

$600,000,000 aggregate principal amount of 5.750% Senior

Notes due 2022 and related guarantees, which have been

registered under the Securities Act of 1933, as amended, for any and all outstanding 5.750% Senior Notes due 2022 and

related guarantees

The exchange offer and withdrawal rights will expire at 5:00 p.m.,

New York City Time, on July 17, 2014, unless extended.

We are offering to exchange up to $600,000,000 aggregate principal amount of our new 5.750% Senior Notes due 2022, which have been registered under the Securities Act of 1933, as amended, referred to in this prospectus as the “new notes,” for any and all of our outstanding unregistered 5.750% Senior Notes due 2022, referred to in this prospectus as the “old notes.” We issued the old notes on September 25, 2012 in a transaction not requiring registration under the Securities Act. We are offering you new notes and related guarantees, with terms substantially identical to those of the old notes and related guarantees, in exchange for old notes and related guarantees in order to satisfy our registration obligations from that previous transaction. The new notes and the old notes are collectively referred to in this prospectus as the “notes” or the “2022 notes.”

The principal terms of the exchange offer are as follows:

•	We will exchange new notes for all outstanding old notes that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The terms of the new notes are substantially identical to those of the old notes, except that the issuance of the new notes has been registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes.

•	The exchange of old notes for new notes pursuant to the exchange offer will not be a taxable transaction for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

•	We will not receive any proceeds from the exchange offer.

•	There is no established trading market for the old notes or the new notes. We have not applied, and do not currently intend to apply, to list the new notes on any securities exchange or automated quotation system.

All untendered old notes will continue to be subject to the restrictions on transfer set forth in the old notes and the indenture governing the notes. In general, the old notes may not be offered or sold, except in a transaction registered under the Securities Act or pursuant to an exemption from the Securities Act and applicable state securities laws.

Broker-dealers that receive new notes for their own account in exchange for old notes must acknowledge in the accompanying letter of transmittal or through an agent’s message that they will deliver a prospectus in connection with any resale of the new notes. Broker-dealers that acquired old notes as a result of market-making activities or other trading activities and who receive new notes in exchange for those old notes in the exchange offer may use this prospectus, as it may be supplemented or amended, in connection with the resale of those new notes. We have agreed that, for a period of up to 180 days after the expiration date of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale of the new notes. See “Plan of Distribution.”

See “Risk Factors” beginning on page 13 for a discussion of certain risks that you should consider prior to tendering your old notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2014

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You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to exchange new notes in any jurisdiction where it is not permitted. You should assume that the information in this prospectus is accurate only as of the date appearing on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not taken any action to permit an offering of the new notes outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the exchange offer and the distribution of this prospectus outside of the United States.

You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the exchange of the new notes under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your exchange and we will not have any responsibility therefor.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions, although not all forward-looking statements contain these identifying words. We commonly use forward-looking statements throughout this prospectus regarding the following subjects:

•	this exchange offer;

•	our business strategy, plans and objectives;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of available cash flow;

•	projected capital expenditures;

•	our future financial results and performance;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.

Actual results may differ materially from those discussed in forward-looking statements as a result of factors, risks and uncertainties over many of which we have no control. These factors include, without limitation:

•	general economic conditions, particularly those in the construction, energy and information technology sectors;

•	the volatility in the price of raw materials, particularly copper and aluminum;

•	our ability to invest in product development, to improve the design and performance of our products;

•	economic, political and other risks of maintaining facilities and selling products in foreign countries;

•	domestic and local country price competition;

•	our ability to successfully integrate and identify acquisitions;

•	the impact of technology;

•	our ability to maintain relationships with our distributors and retailers;

•	the changes in tax rates and exposure to new tax laws;

•	our ability to adapt to current and changing industry standards;

•	our ability to execute large customer contracts;

•	our ability to maintain relationships with key suppliers;

•	the impact of fluctuations in foreign currency rates;

•	compliance with foreign and U.S. laws and regulations;

•	our ability to negotiate extensions of labor agreements;

•	possible disruptions to our information systems;

•	our exposure to counterparty risk in our hedging arrangements;

•	changes in financial impact on any future plant closures;

•	our ability to achieve target returns on investments in our defined benefit plans;

•	possible future environmental liabilities and asbestos litigation;

•	our ability to attract and retain key employees;

•	our ability to make payments on our indebtedness;

•	our ability to comply with covenants in our existing or future financing agreements;

•	lowering of one or more of our debt ratings;

•	our ability to maintain adequate liquidity;

•	our ability to maintain effective disclosure controls and procedures and internal control over financial reporting; and

•	other material factors.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders and holders of the new notes. Such factors include, without limitation, the following:

•	those identified under “Risk Factors;”

•	those identified from time to time in our public filings with the SEC;

•	the negative impact of economic slowdowns or recessions;

•	the effect of changes in interest rates;

•	the condition of the markets for our products;

•	our access to funding sources and our ability to renew, replace or add to our existing credit facilities on terms comparable to the current terms;

•	the impact of new state or federal legislation or court decisions on our operations; and

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market.

All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date of this prospectus, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY

This summary highlights information about us and the exchange offer contained in this prospectus. This summary does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus, including the section captioned “Risk Factors,” our quarterly unaudited condensed consolidated financial statements and the accompanying notes, and our annual audited consolidated financial statements and the accompanying notes, before making a decision whether to tender your old notes.

In this prospectus, the terms “Company,” “General Cable,” “we,” “our,” and “us” refer to General Cable Corporation and its consolidated subsidiaries, unless the context suggests otherwise. In this prospectus, we refer to our 0.875% Convertible Notes due 2013 as the “2013 notes,” our Senior Floating Rate Notes due 2015 as the “2015 notes,” our 7.125% Senior Notes due 2017 as the “2017 notes” and our Subordinated Convertible Notes due 2029 as the “2029 notes.”

General Cable Corporation

We are a global leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for use in the energy, industrial, construction, specialty and communications markets. We additionally engage in the design, integration, and installation on a turn-key basis for products such as high and extra-high voltage terrestrial and submarine systems. We, along with our predecessors, have served various wire and cable markets for over 150 years. With approximately 15,000 employees and 56 manufacturing facilities in 26 countries as of March 28, 2014, we sell our products worldwide through our global operations. We believe that we have a strong market position in each of the segments in which we compete due to our product, geographic and customer diversity and our ability to operate as a low-cost producer. We sell a wide variety of copper, aluminum and fiber optic wire and cable products, which we believe represents one of the most diversified product lines in the industry. As a result, we are able to offer our customers a single source for most of their wire and cable requirements.

Our operations are divided into the following three geographic segments:

•	North America;

•	Europe and Mediterranean; and

•	Rest of World, or “ROW.”

The net sales in the three fiscal months ended March 28, 2014 and in fiscal year 2013 generated by each of our geographic segments (as a percentage of our total company results) were as follows:

	Percentage of Net Sales
Reportable Segment	For the Three Fiscal Months Ended March 28, 2014	For the Fiscal Year Ended December 31, 2013
North America	41%	43%
Europe and Mediterranean	26%	25%
ROW	33%	32%

Total	100%	100%

General Cable Corporation is a Delaware corporation. Our principal executive offices are located at 4 Tesseneer Drive, Highland Heights, Kentucky 41076, and our telephone number is (859) 572-8000. Our website is located at www.generalcable.com. The information included or referred to on, or accessible through, our website is not part of, or incorporated by reference into, this prospectus.

The Exchange Offer

The following summary describes the principal terms of the exchange offer and the new notes. It does not contain all the information that may be important to you. For a more complete understanding of the terms of the exchange offer and the new notes, please refer to the sections of this prospectus entitled “The Exchange Offer” and “Description of Notes.”

Securities to Be Exchanged	On September 25, 2012, we issued and sold $600,000,000 in aggregate principal amount of old notes in a transaction that was exempt from the registration requirements of the Securities Act. As part of the offering, we entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to, among other things, complete an exchange offer of the new notes for the old notes. The terms of the old notes and the new notes are substantially identical, except that the issuance of the new notes has been registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes. See “Description of Notes.”

The Exchange Offer	We are offering to exchange $600,000,000 in aggregate principal amount of the new notes and related guarantees for a like principal amount of the old notes and related guarantees to satisfy our obligations under the registration rights agreement we entered into when the old notes were issued. We will issue the new notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 17, 2014, unless we extend the period of time during which the exchange offer is open. The date of the expiration of the exchange offer, as it may be extended, is referred to as the “expiration date.” For additional information, see “The Exchange Offer — Expiration Date; Extensions and Amendments.”

Procedures for Tendering Old Notes	To tender old notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in the letter of transmittal and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes pursuant to the exchange offer. See “The Exchange Offer — How to Tender Old Notes in the Exchange Offer.”

Letters of transmittal and certificates representing old notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender old notes and requests for information should be directed to the exchange agent. See “The Exchange Offer — The Exchange Agent.”

Withdrawal	You may withdraw any tender of old notes in the exchange offer at or prior to 5:00 p.m., New York City time, on the expiration date, by delivering a notice of withdrawal to the exchange agent. See “The Exchange Offer — Withdrawal Rights” for additional information.

Acceptance of Old Notes and Delivery of New Notes	Subject to the conditions stated in “The Exchange Offer — Conditions to the Exchange Offer,” we will accept any and all old notes that are validly tendered in the exchange offer and not properly withdrawn at or prior to 5:00 p.m., New York City time, on the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer — Acceptance of Old Notes; Delivery of New Notes.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions that we may waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act so long as:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not engaging, do not intend to engage and have no arrangement or understanding with any person to participate, in a distribution of the new notes;

•	you are not an “affiliate” of ours; and

•	you are not a broker-dealer that acquired any of its old notes directly from us.

If you fail to satisfy any of the foregoing conditions, you will not be permitted to tender your old notes in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of your old notes unless such sale is made pursuant to an exemption from such requirements.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. See “The Exchange Offer — Resales of the New Notes.”

Exchange Agent	U.S. Bank National Association has been appointed exchange agent for the exchange offer. See “The Exchange Offer — The Exchange Agent.”

Consequences of Failure to Exchange the Old Notes	If you do not exchange your old notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer currently applicable to the old notes. In general, you may offer or sell your old notes only if they are:

•	registered under the Securities Act and applicable state securities laws; or

•	offered or sold under an exemption from registration under the Securities Act and applicable state securities laws.

We currently do not intend to register the old notes under the Securities Act. If you do not participate in the exchange offer and other holders’ old notes are accepted for exchange, the trading market, if any, for the old notes would be affected adversely due to a reduction in market liquidity. Except under limited circumstances, after the exchange offer is completed, you will not be entitled to any exchange or registration rights with respect to your old notes. Under certain circumstances, certain holders of old notes (including certain holders who are not permitted to participate in the exchange offer or who do not receive freely tradeable new notes in the exchange offer) may require us to file and cause to become effective a shelf registration statement that would cover resales of old notes by those holders. See “The Exchange Offer — Consequences of Failure to Exchange the Old Notes.”

Registration Rights Agreement	When we issued the old notes on September 25, 2012, we entered into a registration rights agreement with the initial purchasers, pursuant to which we agreed to file a registration statement with the SEC so that holders of old notes could:

•	exchange the old notes for new notes having substantially the same terms as the old notes and evidencing the same indebtedness as the old notes; and

•	exchange the related old note guarantees for registered guarantees having substantially the same terms as the old note guarantees.

We and our subsidiary guarantors agreed to use our commercially reasonable efforts to cause the exchange offer to be completed within 365 days after the issuance of the old notes. Because we have not completed the exchange offer within the required time, the terms of the old notes require us to accrue additional interest on the old notes.

The additional interest equals 0.25% per annum for the first 90 days of delay, and an additional 0.25% per annum for each subsequent 90-day period up to a maximum increase of 1.00% per annum until the exchange offer is completed. Such interest began accruing on September 26, 2013.

Under some circumstances set forth in the registration rights agreement, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the old notes by these holders. If we fail to comply with these obligations under the registration rights agreement, we may be required to pay additional interest to the holders of the old notes.

Use of Proceeds	The exchange offer is intended to satisfy certain obligations under the registration rights agreement we entered into with the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the new notes in the exchange offer. See “Use of Proceeds” for additional information.

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the new notes in accordance with generally accepted accounting principles, referred to as “GAAP.”

Certain U.S. Federal Income Tax Considerations	The exchange of your old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as the tax consequences of ownership and disposition of the new notes. For additional information, see “Certain U.S. Federal Income Tax Considerations.”

The New Notes

Issuer	General Cable Corporation

Securities	Up to $600,000,000 in aggregate principal amount of 5.750% Senior Notes due 2022. The terms of the new notes are substantially identical to those of the old notes, except that the transfer restrictions, registration rights and provisions relating to additional interest applicable to the old notes do not apply to the new notes.

Maturity Date	October 1, 2022

Interest Rate	5.750% per year

Interest Payment Dates	April 1 and October 1

Note Guarantees	The new notes will be guaranteed on a senior unsecured basis by each of our existing and future U.S. subsidiaries that is a borrower or guarantor under our revolving credit facility or certain of our or the guarantors’ other indebtedness. Under certain circumstances, subsidiary guarantors may be released from their note guarantees without the consent of the holders of new notes. See “Description of Notes — Guarantees.”

For the three fiscal months ended March 28, 2014 and the year ended December 31, 2013, our non-guarantor subsidiaries:

•	represented approximately 67% and 65%, respectively, of our net sales; and

•	represented approximately 114% of our operating loss and 51% of our operating income, respectively.

As of March 28, 2014, our non-guarantor subsidiaries:

•	represented 74% of our total assets; and

•	had $1,609.7 million of total liabilities, including trade payables but excluding intercompany liabilities.

Ranking	The new notes will be our senior unsecured obligations and will:

•	rank senior in right of payment to all of our existing and future subordinated indebtedness;

•	rank equally in right of payment with all of our existing and future unsecured senior indebtedness;

•	be effectively subordinated to any of our existing and future secured debt, to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the new notes.

The new note guarantees will be the subsidiary guarantors’ senior unsecured obligations and will:

•	rank senior in right of payment to all of the subsidiary guarantors’ existing and future subordinated indebtedness;

•	rank equally in right of payment with all of the subsidiary guarantors’ existing and future unsecured senior indebtedness;

•	be effectively subordinated to any of the subsidiary guarantors’ existing and future secured debt, to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the new notes.

As of March 28, 2014,

•	we and our subsidiary guarantors had approximately $1,166.7 million of total indebtedness (including the old notes), of which $125.0 million was senior unsecured indebtedness ranking equally with the old notes and of which $168.4 million was subordinated to the old notes;

•	of such total indebtedness, we and our subsidiary guarantors had approximately $264.3 million of secured indebtedness under our revolving credit facility (excluding an additional $28.7 million represented by letters of credit under our revolving credit facility) and had other secured indebtedness of $9.0 million to which the old notes were effectively subordinated;

•	we and our subsidiary guarantors had commitments available to be borrowed under our revolving credit facility of $216.2 million (based on our borrowing base and after giving effect to $28.7 million of outstanding letters of credit) which, if borrowed, would rank senior in right of payment to the old notes; and

•	our non-guarantor subsidiaries had approximately $1,609.7 million of total liabilities (including trade payables but excluding intercompany liabilities), all of which were structurally senior to the old notes, and our non-guarantor subsidiaries had aggregate undrawn availability under foreign credit facilities of $516.6 million (including, but not limited to, $187.6 million available to be borrowed by our non-guarantor subsidiaries under our revolving credit facility based on the borrowing base). In addition to this available debt capacity, as of March 28, 2014, our non-guarantor subsidiaries had approximately $175.3 million available under European accounts payable confirming arrangements with financial institutions. Any amounts borrowed under these foreign credit facilities or drawn under these accounts payable confirming arrangements would also be structurally senior to the old notes.

Optional Redemption	The notes are redeemable at our option, in whole or in part, at any time on or after October 1, 2017, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to October 1, 2015, we may redeem up to 35% of the original principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 105.750% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to October 1, 2017, we may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, plus a “make-whole premium.”

Change of Control	Upon the occurrence of specific kinds of changes of control, you will have the right, to cause us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of Notes — Repurchase at the Option of the Holders — Change of Control.”

Asset Disposition Offer	If we or our restricted subsidiaries sell assets, under certain circumstances, we will be required to use the net proceeds to make an offer to purchase notes at an offer price in cash in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date. See “Description of Notes — Repurchase at the Option of the Holders — Asset Sales.”

Covenants	We issued the old notes and will issue the new notes under an indenture with U.S. Bank National Association, as trustee. The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	purchase, redeem or retire certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to a number of important exceptions and qualifications. For more details, see “Description of Notes.”

Absence of Public Market	The new notes are a new issue of securities and there is currently no established trading market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes.

Risk Factors

See “Risk Factors” beginning on page 13 of this prospectus for a discussion of the factors you should consider carefully before deciding to tender your old notes in the exchange offer.

Ratio of Earnings to Fixed Charges (in millions)

Our ratio of earnings to fixed charges is set forth below.

	Three Fiscal Months Ended March 28, 2014	Year ended December 31,
		2013	2012	2011	2010	2009
EARNINGS (LOSS), AS DEFINED
Earnings (loss) from operations before income taxes and before adjustments for net income (loss) attributable to noncontrolling interests and after eliminating undistributed earnings of equity method investees	$(361.0)	$27.0	$86.9	$91.4	$108.1	$79.9
Preferred stock dividend (pre-tax equivalent)	—	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Fixed charges	30.5	137.0	114.6	104.7	82.1	92.7

TOTAL EARNINGS (LOSS), AS DEFINED	$(330.5)	$163.7	$201.2	$195.8	$189.9	$172.3
FIXED CHARGES, AS DEFINED
Interest expense	$26.5	$121.0	$103.5	$94.8	$73.7	$82.1
Amortization of capitalized expenses related to debt	0.9	3.9	3.3	4.4	3.3	4.5
Preferred stock dividend (pre-tax equivalent)	—	0.3	0.3	0.3	0.3	0.3
Interest component of rent expense	3.1	11.8	7.5	5.2	4.8	5.8

TOTAL FIXED CHARGES, AS DEFINED	$30.5	$137.0	$114.6	$104.7	$82.1	$92.7

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	1.2	1.8	1.9	2.3	1.9

(1)	The ratio of earnings to fixed charges for the fiscal quarter ended March 28, 2014 indicated a less than one-to-one coverage and is therefore not presented. Additional earnings of $361.0 would have been required for the fiscal quarter ended March 28, 2014 to achieve a ratio of one-to-one coverage.

RISK FACTORS

Any investment in our new notes involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to tender your old notes. The risk factors discussed below are material risks and uncertainties that we know to exist. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer, which in turn could adversely affect our ability to pay interest and principal on the notes. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in those forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Exchange Offer

You may have difficulty selling the old notes you do not exchange.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to restrictions on the transfer of your old notes as set forth in the offering memorandum distributed in connection with the private offering of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes not tendered in the exchange offer. You should refer to “The Exchange Offer” for information about how to tender your old notes. The tender of old notes under the exchange offer will reduce the outstanding amount of the old notes, which may have an adverse effect upon, and increase the volatility of, the trading market, if any, for the remaining old notes due to a reduction in liquidity.

You must comply with the exchange offer procedures in order to receive the new notes.

The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message, and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to notify you of any defects or irregularities with respect to the tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions.

You may have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the new notes.

Based on the interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell, or otherwise transfer the new notes without being obligated to comply with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of the new notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to offer for resale, resell, or otherwise transfer the new notes. If such a holder transfers any new notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume or indemnify such a holder against this liability.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. As of March 28, 2014, we and our subsidiary guarantors had approximately $1,166.7 million of total indebtedness and had commitments available to be borrowed of $216.2 million under our revolving credit facility (based on our borrowing base and after giving effect to $28.7 million of outstanding letters of credit). Also, as of March 28, 2014, our non-guarantor subsidiaries had approximately $1,609.7 million of total liabilities (including trade payables but excluding intercompany liabilities) and had aggregate undrawn availability under foreign credit facilities of $516.6 million (including, but not limited to, $187.6 million available to be borrowed by our non-guarantor subsidiaries under our revolving credit facility based on the borrowing base). In addition to this available debt capacity, as of March 28, 2014, our non-guarantor subsidiaries had approximately $175.3 million available under European accounts payable confirming arrangements with financial institutions. Subject to the limits contained in the credit agreement governing our revolving credit facility, the indenture that governs the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the revolving credit facility, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in our business and in the industry in which we compete;

•	limiting our future research and development;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that governs the notes, the indenture that governs our 2015 notes and the credit agreement governing our revolving credit facility contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the new notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the revolving credit facility, the indenture that governs our 2015 notes and the indenture that governs the notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Notes.”

In addition, we conduct a substantial portion of our operations through our subsidiaries, certain of which may not be guarantors of the notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the credit agreement governing the revolving credit facility, the indenture that governs our 2015 notes, and the indenture that governs the notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the notes. If we cannot make scheduled payments on our debt, we will be in default and holders of the notes could declare all outstanding principal and interest to be due and payable, the lenders under the revolving credit facility could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Certain portions of our debt contain prepayment or acceleration rights at the election of the holders upon a covenant default, change in control or fundamental change, which, if exercised, could constitute an event of default under other portions of our debt. We may be unable to fulfill all of these obligations simultaneously, which would adversely affect our financial position.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that governs the notes, the indenture governing our 2015 notes and the credit agreement governing our revolving credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the notes, subject to collateral arrangements, the holders of that indebtedness, along with the holders of our 2015 notes, will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. This may have the effect of reducing the amount of such proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of March 28, 2014, we and our subsidiary guarantors had commitments available to be borrowed of $216.2 million under our revolving credit facility (based on our borrowing base and after giving effect to $28.7 million of outstanding letters of credit), which, if borrowed, would rank senior in right of payment to the notes. In addition, the total size of our revolving credit facility could increase in the future by up to $250.0 million. Also, as of March 28, 2014, our non-guarantor subsidiaries had aggregate undrawn availability under foreign credit facilities of $516.6 million (including, but not limited to, $187.6 million available to be borrowed by our non-guarantor subsidiaries under our revolving credit facility based on the borrowing base). In addition to this available debt capacity, as of March 28, 2014, our non-guarantor subsidiaries had approximately $175.3 million available under European accounts payable confirming arrangements with financial institutions. The borrowings under such foreign debt and the obligations under such accounts payable confirming arrangements are structurally senior to the notes. If new debt is added to our current debt levels, the related risks that we and the subsidiary guarantors now face could intensify. See “— Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes,” “Description of Other Indebtedness” and “Description of Notes.”

The terms of the credit agreement governing our revolving credit facility, the indenture that governs the notes and the indenture governing our 2015 notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the notes, the indenture governing our 2015 notes and the credit agreement governing our revolving credit facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our revolving credit facility require us to maintain a fixed charge coverage ratio under certain circumstances. Our ability to meet such financial ratios can be affected by events beyond our control, and we may be unable to meet them. You should read the discussions under the headings “Description of Notes — Certain Covenants” and “Description of Other Indebtedness” for further information about these covenants.

A breach of the covenants or restrictions under the indenture that governs the notes, under the indenture governing our 2015 notes, under the credit agreement governing our revolving credit facility or under the credit agreements or other documents governing our foreign credit facilities, as applicable, could result in an event of default under the related indebtedness. Such a default may allow the creditors to accelerate the related indebtedness and may result in the acceleration of any other debt to which a cross acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our revolving credit facility would permit the lenders under our revolving credit facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our revolving credit facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our future financing.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our revolving credit facility and our 2015 notes are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all loans are fully drawn, each quarter point change in interest rates would result in a $2.8 million change in annual interest expense on our indebtedness under our revolving credit facility and our 2015 notes.

The new notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under the revolving credit facility and our other secured indebtedness to the extent of the value of the property securing that indebtedness.

The new notes will not be secured by any of our or our subsidiary guarantors’ assets. As a result, the new notes and the guarantees will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under the revolving credit facility and our other secured indebtedness with respect to the assets that secure that indebtedness. As of March 28, 2014, we and our subsidiary guarantors had approximately $264.3 million of secured indebtedness under our revolving credit facility (excluding an additional $28.7 million represented by letters of credit under our revolving credit facility). We and our subsidiary guarantors had commitments available to be borrowed under our revolving credit facility of $216.2 million (based on our borrowing base and after giving effect to $28.7 million of outstanding letters of credit). In addition, we may incur additional secured debt in the future. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our company or the subsidiary guarantors, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the new notes only after all indebtedness under the revolving credit facility and that other secured debt has been paid in full. As a result, the holders of the new notes may receive less, ratably, than the holders of secured debt in the event of our or our subsidiary guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

The new notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the new notes.

The notes will be guaranteed by each of our existing and future U.S. subsidiaries that is a borrower or guarantor under our revolving credit facility or certain of our or the subsidiary guarantors’ other indebtedness. Except for such subsidiary guarantors of the new notes, our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the new notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The new notes and guarantees will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment. As of March 28, 2014, our foreign subsidiaries that do not guarantee the new notes had approximately $1,609.7 million of total liabilities (including trade payables but excluding intercompany liabilities), all of which will be structurally senior to the new notes. In addition, as of March 28, 2014, our non-guarantor subsidiaries had aggregate undrawn availability under foreign credit facilities of $516.6 million (including, but not limited to, $187.6 million available to be borrowed by our non-guarantor subsidiaries under our revolving credit facility based on the borrowing base). In addition to this available debt capacity, as of March 28, 2014, our non-guarantor subsidiaries had approximately $175.3 million available under European accounts payable confirming arrangements with financial institutions. See “Description of Other Indebtedness” and “Note 8 — Long-Term Debt” to our quarterly unaudited condensed consolidated financial statements included in this prospectus. In addition, the indenture that will govern the new notes will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries. For the three fiscal months ended March 28, 2014, our non-guarantor subsidiaries represented 67% of our net sales and 114% of our operating loss, respectively, and for the year ended December 31, 2013, our non-guarantor subsidiaries represented 65% of our net sales and 51% of our operating income, respectively. As of March 28, 2014, our non-guarantor subsidiaries, represented 74% of our total assets. See “Note 22 — Supplemental Guarantor Condensed Financial Information” to our quarterly unaudited condensed consolidated financial statements and our annual audited consolidated financial statements included in this prospectus for more information about our non-guarantor subsidiaries.

In addition, our subsidiaries that provide, or will provide, note guarantees will be automatically released from those note guarantees upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the note guarantee of the new note by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any note guarantee is released, no holder of the new notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the new notes. See “Description of Notes — Guarantees.”

Some of the cash that appears on our balance sheet may not be available for use in our business or to meet our debt obligations.

In some countries where we do business, local regulations require that we deposit cash in separate accounts. The cash deposits are blocked and not available for other uses in our business and will not be in accounts subject to control agreements in favor of the holders of the notes. In addition, certain countries in which we do business, such as Venezuela, have regulations that restrict our ability to send cash out of the country. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Venezuelan Operations.” As a result, excess cash at our subsidiaries in those countries may not be available to meet obligations we have in other countries. As of March 28, 2014, approximately 99% of cash and cash equivalents were held outside the U.S. by our foreign subsidiaries. In light of the foregoing factors, the amount of cash that appears on our balance sheet may overstate the amount of liquidity we have available to meet our business or debt obligations, including obligations under the new notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific change of control events, we will be required to offer to repurchase all outstanding new notes at 101% of their principal amount, plus accrued and unpaid interest. Additionally, under the revolving credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and to terminate their commitments to lend. Also, under the indenture governing our 2029 notes, a fundamental change, which includes a change of control (as defined therein), permits the holders of the 2029 notes to require us to purchase their 2029 notes. In addition, our 2015 notes also may be repurchased at the option of the holders in connection with a change of control (as defined in the indenture governing these notes) or in connection with certain asset sales. The source of funds for any purchase of the notes, the 2015 notes and the 2029 notes, and repayment of borrowings under our revolving credit facility, is our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay our other indebtedness that will become due. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture that governs the notes. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain such financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes, the 2015 notes, and the 2029 notes, and events of default and potential breaches of the credit agreement governing our revolving credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the indenture that governs the notes, constitute a “change of control” that would require us to repurchase the notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of Notes — Repurchase at the Option of the Holders — Change of Control.”

The exercise by the holders of notes of their right to require us to repurchase the notes pursuant to a change of control offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the change of control itself does not, due to the financial effect of such repurchases on us. In the event a change of control offer is required to be made at a time when we are prohibited from purchasing notes, we could attempt to obtain a consent to the purchase of the notes or refinance the borrowings that contain such prohibitions. If we do not obtain a consent or refinance those borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources.

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

One of the circumstances under which a change of control may occur is upon the sale or disposition of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law and the interpretation of that phrase will likely depend upon particular facts and circumstances. Accordingly, the ability of a holder of notes to require us to repurchase the holder’s notes as a result of a sale of less than all of our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the notes and/or the note guarantees, and if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or the note guarantees could be voided as a fraudulent transfer or conveyance if we or any of the subsidiary guarantors, as applicable, (a) issued the notes or incurred the note guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the note guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the subsidiary guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the note guarantees;

•	the issuance of the notes or the incurrence of the note guarantees left us or any of the subsidiary guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the subsidiary guarantors intended to, or believed that we or such subsidiary guarantor would, incur debts beyond our or such subsidiary guarantor’s ability to pay as they mature; or

•	we or any of the subsidiary guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the subsidiary guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its note guarantee to the extent the subsidiary guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the notes. We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the note guarantees would be subordinated to our or any of our subsidiary guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes or the incurrence of a note guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or that note guarantee, could subordinate the notes or that note guarantee to presently existing and future indebtedness of ours or of the related subsidiary guarantor or could require the holders of the notes to repay any amounts received with respect to that note guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt. Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

There is no established trading market for the new notes and you may be unable to resell the new notes for an extended period of time.

There is no existing trading market for the new notes. We cannot assure you that an active trading market will develop for the new notes. We do not intend to apply for listing of the new notes on any securities exchange.

If a market for the new notes does not develop, you may not be able to resell your new notes for an extended period of time, if at all. Moreover, if markets for the new notes do develop in the future, we cannot assure you that these markets will continue indefinitely or that the new notes can be sold at a price equal to or greater than their purchase price. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. The market for the new notes, if any, may be subject to similar disruptions. Any such disruptions may materially adversely affect the prices at which you may sell your new notes.

A downgrade in our financial strength or credit ratings could limit our ability to conduct our business or offer and sell additional debt securities.

Nationally recognized rating agencies currently rate our debt. Ratings are not recommendations to buy or sell our securities. We may, in the future, incur indebtedness with interest rates that may be affected by changes in or other actions associated with our credit ratings. Each of the rating agencies reviews its ratings periodically and previous ratings for our debt may not be maintained in the future. Rating agencies may also place us under review for potential downgrade in certain circumstances or if we seek to take certain actions. A downgrade of our debt ratings or other negative action, such as a review for a potential downgrade, could affect the market price of our existing 2015 notes or our 2029 notes or the notes. Furthermore, these events may negatively affect our ability to raise additional debt with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital. In addition, a downgrade of these ratings, or other negative action, could make it more difficult for us to raise capital to refinance any maturing debt obligations to support business growth and to maintain or improve the current financial strength of our business and operations.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

Risks Related to Our Business

Our net sales, net income and growth depend largely on the economic strength of the geographic markets that we serve, and if these markets become weaker, we could experience decreased sales and net income.

Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including end user spending on power transmission and distribution infrastructures, industrial manufacturing assets, new construction and building, information technology and maintaining or reconfiguring their communications networks. In periods of negative or no economic growth, we would likely experience a decrease in sales and net income.

Volatility in the price of copper and aluminum and other raw materials, as well as fuel and energy, could adversely affect our businesses.

The costs of copper and aluminum, the most significant raw materials we use, have been subject to considerable volatility caused by supply conditions, weather, political and economic variables as well as other unknown and unpredictable variables. Other raw materials such as fuel and energy have additionally been subject to considerable volatility.

We typically pass these changes in copper and aluminum prices along to our customers, although there are timing delays of varying lengths depending upon the volatility of metals prices, the type of product, competitive conditions, pricing mechanisms and particular customer arrangements. Although the general trends are detailed in “Business — Raw Materials,” included elsewhere in this prospectus, there is no exact future measure of the effect of the change of raw material cost inputs due to the unique set of selling variables and the high volume of transactions in any given period, each of which involves numerous individual pricing decisions. To help reduce this volatility, we have implemented pricing mechanisms and hedge a portion of our metal purchases when there is a firm price commitment for a future delivery.

In addition, we may be required to recognize an expense to record our inventory at market value, which would negatively impact our financial results. Although we attempt to recover copper and aluminum and other raw material price changes either in the selling price of our products or through commodity hedging programs, there is no assurance that we can do so successfully or at all in the future.

The markets for our products are highly competitive, and if we fail to successfully invest in product development, productivity improvements and customer service and support, sales of our products could be adversely affected.

The markets for copper, aluminum and fiber optic wire and cable products are highly competitive and some of our competitors may have greater financial resources than we have. We compete with at least one major competitor with respect to each of our business segments. Many of our products are made to common specifications and, therefore, may be interchangeable with competitors’ products. Accordingly, we are subject to competition in many markets on the basis of price, quality, breadth of product line, inventory, delivery time, customer service, the environmental impact of our products, and the ability to meet the customer’s needs.

We believe that competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development, productivity improvements and customer service and support in order to compete in our markets. Furthermore, an increase in imports of competing products could adversely affect our sales on a region by region basis.

Our business is subject to the economic, political and other risks of maintaining facilities and selling products in foreign countries.

During the fiscal quarter ended March 28, 2014, approximately 59% of our sales and approximately 68% of our assets were in markets outside of North America. Our operations outside of North America reported operating cash outflows of approximately $63.6 million during the fiscal quarter ended March 28, 2014. During the year ended December 31, 2013, approximately 57% of our sales and approximately 71% of our assets were in markets outside of North America. Our operations outside of North America reported operating cash outflows of approximately $76.8 million during fiscal 2013. Some of our facilities, in particular, certain locations such as Algeria, Angola, Egypt, India, Pakistan, the Philippines, Thailand, and Venezuela, among others, are at higher risk of being targets of economic and political destabilization, international conflicts, restrictive actions by foreign governments, nationalizations or expropriations, changes in regulatory requirements, the difficulty of effectively managing diverse global operations, terrorist activities, natural disasters, adverse foreign tax laws and the threat posed by potential pandemics in countries that do not have the resources necessary to deal with such outbreaks. Our financial results may be adversely affected by the enactment of exchange controls or foreign governmental or regulatory restrictions on the transfer of funds. In addition, negative tax consequences relating to the repatriation of certain foreign income may adversely affect our cash flows. Over time, we intend to continue to expand our foreign operations, which would serve to exacerbate these risks and their potential effect on our business, financial position and results of operations. Economic and political developments in the countries in which we have operations, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, political activism, terrorist activities, civil strife, international conflicts, changes in laws and regulations and expropriation or nationalization of property or other resources, could impact our operations or the market value of our common stock and have an adverse effect on our business, financial condition and results of operations.

In each of our markets, we face pricing pressures. Such pricing pressures could adversely affect our results of operations and financial performance.

We face pricing pressures in each of our markets as a result of significant competition or over-capacity. In order to respond to these pricing pressures, we continually work toward reducing our costs through improving our processes and productivity. In the event we are unable to implement cost reduction measures that are designed to improve our manufacturing techniques and processes, we may not achieve desired efficiency or productivity levels or reduce our manufacturing costs. In addition, productivity increases are related in part to factory utilization rates. Decreases in utilization rates may adversely impact productivity. Further pricing pressures, without offsetting cost reductions, could adversely affect our results of operations and financial performance.

Growth through acquisition has been a significant part of our strategy and we may not be able to successfully identify, obtain or integrate acquisitions.

Growth through acquisition has been, and is expected to continue to be, a significant part of our strategy. We regularly evaluate possible acquisition candidates. There can be no assurance that we will be successful in identifying, financing and closing acquisitions at favorable prices and terms. Potential acquisitions may require us to issue additional shares of stock or obtain additional or new financing. The issuance of shares of our common or preferred stock in connection with potential acquisitions may dilute the value of shares held by our then existing equity holders. Further, there can be no assurance that we will be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of our existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits originally expected from such acquisitions.

Alternative technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.

Alternative technologies continue to have an adverse effect on elements of our business. For example, a continued increase in the rate of installations using fiber optic systems, an increase in the cost of copper-based systems, or advancing wireless technologies, as they relate to network and communications systems, may have an adverse effect on our business. While we do manufacture and sell fiber optic cables, any further acceleration in the erosion of our sales of copper cables due to increased market demand for fiber optic cables would most likely not be offset by an increase in sales of our fiber optic cables. In addition, our sales of copper premise cables currently face downward pressure from wireless and other similar technology and the increased acceptance and use of these technologies has increased this pressure and the potential negative impact on our future financial results, cash flows or financial position.

We are substantially dependent upon distributors and retailers for non-exclusive sales of our products and they could cease purchasing our products at any time.

Distributors and retailers account for a material portion of our sales. These distributors and retailers are not contractually obligated to carry our product lines exclusively or for any period of time. Therefore, these distributors and retailers may purchase products that compete with our products or cease purchasing our products at any time. The loss of one or more large distributors or retailers could have a material adverse effect on our ability to bring our products to end users and on our results of operations. Moreover, a downturn in the business of one or more large distributors or retailers could adversely affect our sales and could create significant credit exposure.

Changes in our tax rates or exposure to new tax laws could impact our profitability.

We are subject to income tax in the United States and in various other global jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings by jurisdiction and the valuation of deferred tax assets and liabilities. Our effective tax rate could also be adversely affected by changes in tax laws. For example, certain versions of recent U.S. tax reform proposals could, if enacted, significantly impact the taxation of U.S. based multinationals and could have a material impact on our tax expense and cash flows. In addition, we are subject to audits in various jurisdictions. Although we believe that our tax estimates are reasonable and appropriate, there are significant uncertainties in these estimates and as a result of these estimates there could be material adjustments. As a result of ongoing or possible future tax audits, we may be required to pay additional taxes and/or penalties as a result of such tax audits, which could have a potential negative impact on our future financial results, cash flows and financial position.

Changes in industry standards and regulatory requirements may adversely affect our business.

Our global business is subject to the requirements of federal, state, local and foreign regulatory authorities as well as industry standard-setting authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event that we are unable to meet any such new or modified standards when adopted, our business could be adversely affected.

In addition, changes in the legislative environment could affect the growth and other aspects of important markets served by us. The wire and cable industry growth has been partially driven by energy related legislation, including alternative and renewable energy sources, investment incentives for utilities and government infrastructure spending. Although we believe legislative efforts overall have had a positive impact on our business and financial results, we cannot be certain that this impact will continue. Further, we cannot predict the impact, either positive or negative, that changes in laws or industry standards may have on our future financial results, cash flows or financial position.

Failure to properly execute large customer projects may negatively impact our ability to obtain similar contracts in the future and may result in material financial penalties.

In recent years, primarily in Europe, we have been awarded several large turn-key projects for specific customers. These projects involve numerous challenges associated with large long-term contracts and the contracts related to these projects generally include material financial penalties for non-performance on our part. We actively seek to increase our market share through successful execution of contracts for medium-voltage infield array projects and high-voltage export projects as well as underground terrestrial high-voltage projects. In addition, the terrestrial and submarine transmission cable markets in Europe, which are being driven by large investments in grid interconnections and alternative energy such as offshore wind power, represent an attractive long-term opportunity for us. The successful execution of large turn-key projects is important to our long-term success in this market.

Interruptions of supplies from key suppliers may affect our results of operations and financial performance.

Interruptions of supplies from our key suppliers, including that from catastrophes such as hurricanes, earthquakes, floods or terrorist activities, could disrupt production or impact our ability to increase or maintain production and sales. All copper and aluminum rod used in our North American operations is externally sourced, and our largest supplier of copper rod accounted for approximately 70% of our North American purchases in the three fiscal months ended March 28, 2014 while our largest supplier of aluminum rod accounted for approximately 30% of our North American purchases in the three fiscal months ended March 28, 2014. Our European operations purchase copper and aluminum rod from many suppliers with each supplier generally providing a small percentage of the total copper and aluminum rod purchased while operations in ROW internally produce the majority of copper and aluminum rod for production needs and obtain cathode and ingots from various sources with each supplier generally providing a small percentage of the total amount of raw materials purchased. Any unanticipated problems with our copper or aluminum rod suppliers could have a material adverse effect on our business. Additionally, we use a limited number of sources for most of the other raw materials that we do not produce. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail to continue the supply of material or components for any reason, including their business failure, inability to obtain raw materials or financial difficulties. Moreover, identifying and accessing alternative sources may increase our costs.

We source and sell products globally and are exposed to fluctuations in foreign currency exchange rates.

We manufacture and sell products and finance operations throughout the world and are exposed to the impact of foreign currency fluctuations on our results of operations. Also, our consolidated financial results are presented in U.S. dollars; therefore, a change in the value of currencies may adversely impact our financial statements after currency remeasurements and translation to U.S. dollars. In addition, devaluations of currencies, such as the devaluation of the Venezuelan bolivar, could negatively affect the value of our earnings from, and the assets located, in those markets.

Effective with the fiscal quarter ended March 28, 2014, we expect that the majority of our Venezuelan subsidiary’s net monetary assets will be remeasured at the SICAD 1 rate. In applying the SICAD 1 exchange rate of 10.8 BsF per U.S. dollar to certain of our monetary assets and liabilities, we recorded a devaluation charge of $83.1 million for the three fiscal months ended March 28, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Venezuelan Operations” and “Note 21 — Venezuelan Operations” to our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional information.

Compliance with foreign and U.S. laws and regulations applicable to our international operations, including the Foreign Corrupt Practices Act, or “FCPA,” other applicable anti-corruption laws and anti-competition regulations, may increase the cost of doing business in international jurisdictions.

Various laws and regulations associated with our current international operations are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them. These laws and regulations include import and export requirements, anti-competition regulations, U.S. laws such as the FCPA, and local laws prohibiting payments to governmental officials and other corrupt practices. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors and agents will not take actions in violation of our policies, particularly as we expand our operations through organic growth and acquisitions. Any such violations could subject us to civil or criminal penalties, including material fines or prohibitions on our ability to offer our wire and cable products in one or more countries, and could also materially damage our reputation, brand, international expansion efforts, business and operating results. In addition, if we fail to address the challenges and risks associated with our international expansion and acquisition strategy, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

We are in the process of reviewing certain commission payments made by our subsidiary in Angola. The review is being conducted under the oversight of the Audit Committee of the Board of Directors and with the assistance of external counsel. Due to the ongoing nature of the review, we have not yet been able to determine whether such commission payments were inconsistent with applicable U.S. or international laws and regulations. Based on the information gathered to date, we cannot predict the duration or the outcome of this review. If there is a finding that one or more payments were inconsistent with applicable laws or regulations, we may be subject to monetary or other sanctions, which could be material.

Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.

As of December 31, 2013, approximately 33% of our employees were represented by various labor unions of which 28% expire within the next twelve months.

We are party to labor agreements with unions that represent employees at many of our manufacturing facilities. Labor agreements are generally negotiated on an annual or bi-annual basis and the risk exists that we may not be able to renew labor agreements on reasonably satisfactory terms or at all. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could, in turn, adversely affect our financial results, customer satisfaction, and our ability to deliver certain products.

Failure or disruptions of our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, shipment of products, billing our customers, tracking inventory, supporting accounting functions and financial statement preparation, paying our employees, and otherwise running our business. Any disruption, whether from hackers or other sources, in our information systems or those of the third parties upon whom we rely could have a significant impact on our business. In addition, we may need to enhance our information systems to provide additional capabilities and functionality. The implementation of new information systems and enhancements is frequently disruptive to the underlying business of an enterprise. Any disruptions affecting our ability to accurately report our financial performance on a timely basis could adversely affect our business in a number of respects. If we are unable to successfully implement potential future information systems enhancements, our financial position, results of operations, and cash flows could be negatively impacted.

Increased IT security threats and more sophisticated computer crime, including advanced persistent threats, pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or financial information, due to any number of causes, including catastrophic events, power outages and security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations, reputational, competitive and/or business harm, which may adversely impact our results of operations and/or financial condition.

We are exposed to counterparty risk in our hedging arrangements.

We are exposed to counterparty risk in our hedging arrangements. The failure of one or more counterparties to our hedging arrangements to fulfill or renew their obligations to us could adversely affect our results of operations. At times, depending on the extent of any unrealized loss position(s) on a derivative contract(s), certain counterparties may require us to post collateral to secure our derivative contract positions.

As a result of market and industry conditions or in the event we close any of our manufacturing facilities, we may be required to recognize impairment charges for our long-lived assets, including goodwill.

As of March 28, 2014, property, plant and equipment, goodwill and other intangible assets account for approximately $1,187.8 million, or 28% of our total assets. In accordance with generally accepted accounting principles, we periodically assess our long-lived assets to determine if they are impaired. The testing for impairment is based on assumptions regarding our future business outlook as well as other factors. While we continue to review and analyze many factors that can impact our business, such as industry and economic trends, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions particularly in the event of disruptions to our business, unexpected significant changes or planned changes in the use of assets or divestitures or expropriations of assets. Due to events in Venezuela including recent changes to the currency exchange system, restrictive pricing controls, ongoing labor negotiations and lingering social unrest as well as the significant decline in our stock price during the three fiscal months ended March 28, 2014, we recognized a goodwill impairment charge of $155.1 million and an impairment charge of $93.4 million for the indefinite-lived tradename associated with the PDIC reporting unit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Long-Lived Assets, Goodwill and Impairment” and “Note 6 — Goodwill and Other Intangible Assets” to our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional information. Future impairment charges could significantly affect our results of operations in the period recognized.

Declining returns in the investment portfolio of our defined benefit pension plans and changes in actuarial assumptions could increase the volatility in our pension expense and require us to increase cash contributions to the plans.

We sponsor defined benefit pension plans around the world. Pension expense for the defined benefit pension plans sponsored by us is determined based upon a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. The use of these assumptions makes our pension expense and our cash contributions subject to year-to-year volatility. As of December 31, 2013, 2012 and 2011, the defined benefit pension plans were underfunded by approximately $118.3 million, $163.7 million and $114.7 million, respectively, based on the actuarial methods and assumptions utilized for purposes of the applicable accounting rules and interpretations. We have experienced volatility in our pension expense and our cash contributions to our defined benefit pension plans. In 2013, pension expense was $20.6 million, an increase of approximately $0.5 million from 2012, and cash contributions were $11.2 million, an increase of approximately $2.7 million from 2012. Pension expense for our defined benefit pension plans for the three fiscal months ended March 28, 2014 was $3.7 million and cash contributions were approximately $3.3 million. We estimate our 2014 pension expense for our defined benefit plans will decrease to approximately $14.9 million. In the event that actual results differ from the actuarial assumptions or the actuarial assumptions are changed, the funded status of our defined benefit pension plans may change and any such deficiency could result in additional charges to equity and an increase in our future pension expense and cash contributions. See “Note 11 — Employee Benefit Plans” to our quarterly unaudited condensed consolidated financial statements and “Note 12 — Employee Benefit Plans” to our annual audited consolidated financial statements included in this prospectus for additional information.

Environmental liabilities could potentially adversely impact us and our affiliates.

We are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us and our affiliates. A risk of environmental liability is inherent in our and our affiliates’ current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us or our affiliates. Under certain environmental laws, we could be held jointly and severally responsible for the remediation of any hazardous substance contamination at our current and former facilities and at third party waste disposal sites. We could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. We and our affiliates have been named as potentially responsible parties in proceedings that involve environmental remediation. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial results, cash flows or financial condition.

We are subject to certain asbestos litigation and unexpected judgments or settlements that could have a material adverse effect on our financial results.

Our subsidiaries have been named as defendants in non-maritime asbestos cases which involve plaintiffs alleging exposure to asbestos-containing cable manufactured by our predecessors. Our subsidiaries have also been named, along with numerous other product manufacturers, as defendants in cases in which plaintiffs alleged that they suffered an asbestos related injury while working in the maritime industry. See “Business — Legal Proceedings” included elsewhere in this prospectus for a summary of our outstanding asbestos related litigation. There can be no assurance that any judgments or settlements of the pending asbestos cases or any cases which may be filed in the future will not have a material adverse effect on our financial results, cash flows or financial position.

If we fail to attract and retain our key employees, our business may be harmed.

Our success has been largely dependent on the skills, experience and efforts of our key employees and the loss of the services of any of our executive officers or other key employees, without a properly executed transition plan, could have an adverse affect on us. The loss of any member of our senior management team or our key employees could damage critical customer relationships, result in the loss of vital knowledge, experience and expertise, could lead to increase in recruitment and training costs and make it more difficult to successfully operate our business and execute our business strategy. See “Executive Compensation — Compensation Discussion and Analysis — Changes in 2014 Executive Officers.” We may not be able to find qualified potential replacements for these individuals and the integration of potential replacements may be disruptive to our business. In addition, the loss of our key employees who have intimate knowledge of our manufacturing process could lead to increased competition to the extent that those employees are hired by a competitor and are able to recreate our manufacturing process. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel, who are in great demand.

If we fail to comply with the reporting obligations of the Exchange Act or if we fail to maintain adequate internal control over financial reporting, our business, the market value of our securities and our access to capital markets could be materially adversely affected.

As a public company, we are required to comply with the periodic reporting obligations of the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act,” including the requirement that we file annual reports and quarterly reports with the SEC. Our failure to file required information in a timely manner could subject us to penalties under federal securities laws, expose us to additional lawsuits, create a default under our existing debt instruments and facilities, and restrict our ability to access financing. In addition, our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. However, our management within the past two years has identified control deficiencies that constituted material weaknesses. These material weaknesses resulted in material errors that caused us to issue, in March 2013, restated consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, and unaudited restated financial statements for interim periods in 2011 and interim periods ended on March 30, 2012 and June 29, 2012, and, to issue, in January 2014, restated consolidated financial statements as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011, 2010 and 2009, and unaudited restated financial statements for interim periods in 2011 and 2012 and the interim period ended on March 29, 2013. In addition two civil complaints were filed in the United States District Court for the Southern District of New York on October 21, 2013 and December 4, 2013 by named plaintiffs, on behalf of purported classes of persons who purchased or otherwise acquired our publicly traded securities, against us, Gregory Kenny, our President and Chief Executive Officer, and Brian Robinson, our Executive Vice President and Chief Financial Officer. On our motion, the complaints were transferred to the United States District Court for the Eastern District of Kentucky, the actions were consolidated, and a consolidated complaint was filed in that Court on May 20, 2014 by City of Livonia Employees Retirement System, as lead plaintiff on behalf of a purported class of all persons or entities who purchased our securities between November 3, 2010 and October 14, 2013. The complaint alleges claims under the antifraud and controlling person liability provisions of the Exchange Act, alleging generally, among other assertions, that we employed inadequate internal financial reporting controls that resulted in, among other things, improper revenue recognition, understated cost of sales, overstated operating income, net income and earnings per share, and the failure to detect inventory lost through theft; that we issued materially false financial results that had to be restated on two occasions; and that statements of Messrs. Kenny and Robinson that they had tested and found effective General Cable’s internal controls over financial reporting and disclosure were false. The complaint alleges that as a result of the foregoing, our stock price was artificially inflated and the plaintiffs suffered damages in connection with their purchase of our stock. The complaint seeks damages in an unspecified amount; reasonable costs and expenses, including counsel and experts fees; and such equitable injunctive or other relief as the Court deems just and proper. In addition, a derivative complaint was filed on January 7, 2014 in the Campbell County, Kentucky Circuit Court against all but one member of our Board of Directors, including Mr. Kenny, two former directors and against Mr. Robinson and two former ROW officials, one of whom is our former executive officer. The complaint alleges that the defendants breached their fiduciary duties by knowingly failing to ensure that we implemented and maintained adequate internal controls over our accounting and financial reporting functions and by knowingly disseminating to stockholders materially false and misleading statements concerning our financial results and internal controls. The complaint seeks damages in an unspecified amount, appropriate equitable relief to remedy the alleged breaches of fiduciary duty, attorney’s fees, experts’ fees and other costs. We believe the purported class action complaints, and the derivative complaint insofar as it relates to our directors and Mr. Robinson, are without merit and intend to vigorously contest the actions.

In response to the material weaknesses identified by us, we instituted a number of actions and designed and commenced implementation of changes in our internal control over financial reporting. Based on the actions, our management concluded that the material weakness related to inventory control deficiencies in Brazil and control deficiencies related to ROW executive management have been remediated as of December 31, 2013. We cannot provide assurance that we have identified all, or that we will not in the future have additional, material weaknesses in our internal control over financial reporting. As a result, we may be required to implement further remedial measures and to design enhanced processes and controls to address deficiencies, which could result in significant costs to us and require us to divert substantial resources, including management time, from other activities. If we identify material weaknesses or fail to maintain adequate internal controls over financial reporting in the future, we may not be able to prepare reliable financial reports and comply with our reporting obligations under the Exchange Act on a timely basis. Any such delays in the preparation of financial reports and the filing of our periodic reports may result in a loss of public confidence in the reliability of our financial statements, the commencement of additional litigation, or the commencement of regulatory action against us, which may include court actions or administrative proceedings, any of which could materially adversely affect our business, the market value of our securities and our access to capital markets.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued $600,000,000 aggregate principal amount of old notes on September 25, 2012 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the old notes may not be reoffered, resold or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is applicable.

In connection with the sale of the old notes, we entered into a registration rights agreement. The registration rights agreement requires us to:

•	use our commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange the old notes for new notes guaranteed by the subsidiary guarantors with terms substantially identical in all material respects to the old notes, and (2) cause the registration statement to be declared effective under the Securities Act;

•	use our commercially reasonable efforts to complete the exchange offer no later than 60 days after the date the registration statement is declared effective; and

•	complete the exchange offer on or prior to September 25, 2013, to avoid certain registration default obligations under the registration rights agreement.

Because we have not completed the exchange offer within the required time, the terms of the old notes require us to accrue additional interest on the old notes. The additional interest equals 0.25% per annum for the first 90 days of delay, and an additional 0.25% per annum for each subsequent 90-day period up to a maximum increase of 1.00% per annum until the exchange offer is completed. Such interest began accruing on September 26, 2013.

A copy of the registration rights agreement has been filed with the SEC as Exhibit 10.1 to our Current Report on Form 8-K filed on September 25, 2012 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” means any person in whose name the old notes are registered or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, or “DTC,” who desires to deliver such old notes by book-entry transfer at DTC.

We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange Offer

We are offering to exchange, subject to the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, $600,000,000 aggregate principal amount of new notes and related guarantees registered under the Securities Act for the same principal amount of old notes and related guarantees. The terms of the new notes are substantially identical in all material respects to the terms of the old notes, except that:

•	the new notes will have been registered under the Securities Act, will not contain transfer restrictions and will not bear legends restricting their transfer;

•	the new notes will not be entitled to registration rights under the registration rights agreement; and

•	the new notes will not contain terms providing for the payment of additional interest due to the default in the performance of certain of our obligations under the registration rights agreement.

Expiration Date; Extensions and Amendments

The exchange offer expires at 5:00 p.m., New York City time, on July 17, 2014, unless we, in our sole discretion, decide to extend the exchange offer. The date of the expiration of the exchange offer, as it may be extended, is referred to as the “expiration date.” We do not currently intend to extend the expiration date. The expiration date will be at least 20 business days after the commencement of the exchange offer. We expressly reserve the right, at any time or from time to time, to extend the period of time for which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date, if at all, by giving oral or written notice of the extension to the exchange agent and by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to the holders. Any delay in accepting any old notes will be consistent with Rule 14e-1(c) under the Exchange Act. During any extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions to the exchange offer specified under “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, such that the exchange offer will not expire for a minimum of five business days following notice of such material change.

For purposes of the exchange offer, a “business day” means any day other than Saturday, Sunday or a date on which commercial banks in New York City are authorized or required by law to remain closed.

Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the new notes for old notes promptly following the expiration date.

How to Tender Old Notes in the Exchange Offer

Valid Tender

Except as described below, a tendering holder must, prior to the expiration date, transmit to U.S. Bank National Association, the exchange agent, at the address listed under the heading “— The Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if old notes are tendered in accordance with the book-entry procedures listed below, an agent’s message.

In addition, a tendering holder must:

•	deliver certificates, if any, for the old notes to the exchange agent at or prior to 5:00 p.m., New York City time, on the expiration date; or

•	deliver a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering old notes pursuant to the exchange offer, each holder will represent to us that, among other things, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes. In the case of a holder that is not a broker-dealer, that holder, by tendering old notes pursuant to the exchange offer, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it shall represent to us that the old notes were acquired as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or old notes to us.

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account, including by means of DTC’s Automated Tender Offer Program.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is an “eligible guarantor institution” meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Securities Transfer Agents Medallion Program (STAMP), or such other “signature guarantee program” as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed under “— The Exchange Agent” at or prior to 5:00 p.m., New York City time, on the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer described above cannot be completed before the expiration time, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	at or prior to 5:00 p.m. New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

1.	stating the name and address of the holder of old notes and the amount of old notes tendered;

2.	stating that the tender is being made; and

3.	guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Old Notes; Delivery of New Notes

Upon the terms and subject to the conditions to the exchange offer, we will accept any and all old notes that are validly tendered in the exchange offer and not properly withdrawn at or prior to 5:00 p.m., New York City time, on the expiration date. We will issue the new notes promptly following the expiration of the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on the old note surrendered, from the date the old note was originally issued. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes. Old notes not accepted for exchange will continue to accrue interest from the date interest was most recently paid.

In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after the exchange agent’s timely receipt of:

•	certificates for such old notes or a timely book-entry confirmation of the transfer of the old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal, or a properly transmitted agent’s message; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC) promptly after the expiration or termination of the exchange offer.

Withdrawal Rights

Tenders of old notes may be withdrawn at or prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under “— The Exchange Agent” before the expiration time. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	contain a statement that the holder is withdrawing its election to have the old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender; and

•	specify the name in which the old notes are registered, if different from that of the depositor.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following the procedures described under “— How to Tender Old Notes in the Exchange Offer” above at or prior to 5:00 p.m., New York City time, on the expiration date.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes. Notwithstanding any other provision of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer by notice to the exchange agent in writing and a press release or oral or written notice to the holders of the old notes as promptly as practicable, if, at any time before the expiration of the exchange offer, any of the following conditions has occurred or exists (unless waived by us):

•

there shall occur a change in the current interpretation by the staff of the SEC, which now permits the new notes issued pursuant to the exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holder’s business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes;

•	any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	a banking moratorium shall have been declared by United States federal or New York State authorities which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer; or

•	any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the old notes or the new notes, which in our reasonable judgment in any case makes it inadvisable to proceed with the exchange offer and/or with the acceptance for exchange or with the exchange.

The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition. Our failure at any time to exercise any of the rights above will not be deemed a waiver of the right and each right will be deemed an ongoing right that we may assert at any time and from time to time. Any determination by us concerning the events described above will be final and binding upon all parties.

Resales of the New Notes

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a person who receives new notes issued pursuant to the exchange offer (other than (1) a broker-dealer who purchased the old notes it is exchanging directly from us for resale pursuant to Rule 144A under the Securities Act or another exemption from the registration requirements of the Securities Act; or (2) a person that is an affiliate of ours, as that term is defined in Rule 405 under the Securities Act) may sell the new notes without registration or the need to deliver a prospectus under the Securities Act, provided that person has no arrangement to participate in a distribution of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by the broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

However, the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as in the other circumstances. Each person who acquires new notes in exchange for old notes in the exchange offer will acknowledge the following:

•	the new notes are being acquired in the ordinary course of business of the holder and any beneficial owner thereof;

•	the person does not have an arrangement or understanding with any other person to participate in the distribution of the new notes;

•	the person is not an affiliate of General Cable; and

•	if the person is not a broker-dealer, such person is not engaged in and does not intend to engage in a distribution of the new notes.

Accounting Treatment

For accounting purposes, the new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize a gain or loss for accounting purposes upon issuance of the new notes for the old notes. We will amortize the expense of the exchange offer over the term of the new notes in accordance with generally accepted accounting principles.

Regulatory Approvals

We are not aware of any material regulatory approvals necessary to complete the exchange offer, other than compliance with applicable securities laws.

Appraisal Rights

There are no dissenter’s rights or appraisal rights with respect to the exchange offer.

Fees and Expenses

The principal solicitation is being made by mail and email by the exchange agent. Additional solicitation may be made by telephone, facsimile, in person or electronic means by our officers and regular employees and by persons so engaged by the exchange agent.

We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer.

Transfer Taxes

Holders who tender their old notes in exchange for new notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the holder must pay the transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from these transfer taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Delivery To: U.S. Bank National Association

By Mail, Hand Delivery or Overnight Courier:

U.S. Bank National Association

U.S. Bank West Side Flats Operations Center

111 Fillmore Avenue

St. Paul, MN 55107-1402

Attention: Specialized Finance

Reference: General Cable

For Information Call: (800) 934-6802

By Facsimile Transmission: (651) 466-7372 Attention: Specialized Finance Reference: General Cable Confirm by Telephone: (800) 934-6802

U.S. Bank National Association also serves as Trustee, Registrar and Paying Agent under the indenture governing the notes.

If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than any facsimile number indicated, your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Consequences of Failure to Exchange the Old Notes

The old notes have not been registered under the Securities Act or any state securities law and therefore may not be reoffered, resold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an exemption from those requirements. The transfer of the old notes is also subject to other conditions and restrictions set forth in the indenture governing the old notes. If you do not exchange your old notes for new notes to be issued in the exchange offer by properly tendering them, your old notes will continue to be subject to such restrictions and the restrictions on transfer described in the legend on your old notes. Except in limited circumstances with respect to specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We currently do not anticipate that we will take any action to register the old notes under the Securities Act or under any state securities laws. Consequently, holders of the old notes who do not participate in the exchange offer could experience a significant diminution in the value of their old notes compared to the value of the new notes.

To the extent that old notes are tendered and accepted by us in the exchange offer, the principal amount of outstanding old notes will decrease, which will likely adversely affect the liquidity of any trading market for the old notes that may exist.

Following completion of the exchange offer, the old notes will not be entitled to any additional interest under the registration rights agreement and will continue to bear interest at the per annum rate originally applicable to such old notes. Upon completion of the exchange offer, holders of the old notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Participation in the exchange offer is voluntary, and holders of the old notes should carefully consider whether to participate. Holders of the old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain obligations under the registration rights agreement we entered into with the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes in the exchange offer as contemplated in this prospectus, we will receive the old notes in like principal amount, the form and terms of which are substantially the same as the form and terms of the new notes (which replace the old notes and which represent the same indebtedness). The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase or decrease in our indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 28, 2014. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our quarterly unaudited condensed consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

As of March 28, 2014
(in millions)
Cash and cash equivalents	$315.8

Long-term Debt:
North America (1)
Senior secured revolving credit facility	$264.3
Senior floating rate notes due 2015	125.0
5.750% Senior notes due 2022	600.0
Subordinated convertible notes due 2029, net of debt discount of $261.1 million	168.4
Other	9.0
Europe and Mediterranean (1)
Credit facilities	8.9
Other	10.3
Rest of World (1)
Credit facilities	282.1

Total debt	$1,468.0

Total equity:
Common stock, $0.01 par value; 200,000,000 shares authorized; 48,647,539 issued and outstanding shares (net of 10,162,971 treasury shares) (2)	0.6
Additional paid-in capital	701.8
Treasury stock	(185.7)
Retained earnings	523.0
Accumulated other comprehensive income (loss)	(121.0)

Total Company shareholders’ equity	918.7
Non-controlling interest	74.6

Total equity	993.3

Total capitalization	$2,461.3

(1)	As of March 28, 2014, (i) we and our subsidiary guarantors had commitments available to be borrowed under our revolving credit facility of $216.2 million (based on our borrowing base and after giving effect to $28.7 million of outstanding letters of credit), and (ii) our non-guarantor subsidiaries had commitments available to be borrowed under our revolving credit facility of $187.6 million (based on the borrowing base). The borrowers under our credit facilities in the Europe and Mediterranean and ROW regions are certain of our foreign subsidiaries in those regions. As of March 28, 2014, we had an excess committed availability under our foreign credit facilities in the Europe and Mediterranean region of $47.8 million and in the ROW region of $281.2 million. All current and future borrowings under these facilities are senior to the notes.
(2)	Excludes: (i) an aggregate of 3.2 million shares of common stock issuable upon the exercise of outstanding stock options, restricted stock units and performance stock units; and (ii) an estimated aggregate of 14.3 million shares of common stock that may be received upon conversion in full of the 2029 notes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial and other data. We derived the selected financial information for the years ended December 31, 2013, 2012, and 2011 and as of December 31, 2013 and 2012 from audited consolidated financial statements included in this prospectus and for the years ended December 31, 2010 and 2009 and as of December 31, 2011, 2010 and 2009 from audited consolidated financial statements not included in this prospectus. We derived the selected financial information for the three fiscal months ended March 28, 2014 and March 29, 2013 and as of March 28, 2014 from our unaudited condensed consolidated financial statements included in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results presented are not necessarily indicative of future results.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our quarterly unaudited condensed consolidated financial statements and the accompanying notes, and our annual audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Three Fiscal Months Ended		Year Ended December 31,
	March 28, 2014	March 29, 2013	2013	2012	2011	2010	2009
	(in millions, except metal price and share data)
Statement of Operations Information:
Net sales	$1,430.1	$1,543.7	$6,421.2	$6,059.5	$5,808.2	$4,856.0	$4,378.6
Gross profit	132.1	156.9	703.7	624.9	594.3	539.9	504.0
Selling, general and administrative expenses	120.7	124.1	492.0	425.5	379.7	332.1	340.5
Goodwill impairment charge	155.1	—	—	—	—	—	—
Indefinite-lived intangible asset impairment charge	93.4	—	—	—	—	—	—
Operating income (loss)	(237.1)	32.8	211.7	199.4	214.6	207.8	163.5
Other income (expense)	(97.7)	(52.7)	(66.7)	(2.9)	(31.7)	(28.1)	7.0
Interest expense, net	(26.2)	(28.0)	(118.0)	(100.3)	(91.5)	(71.6)	(83.0)
Loss on extinguishment of debt	—	—	—	(9.3)	—	—	(7.6)
Income (loss) before income taxes	(361.0)	(47.9)	27.0	86.9	91.4	108.1	79.9
Income tax (provision) benefit	21.4	3.8	(38.8)	(78.6)	(38.6)	(45.9)	(35.7)
Equity in net earnings of affiliated companies	0.2	0.2	1.7	1.7	2.9	1.4	0.9
Net income (loss) including noncontrolling interest	(339.4)	(43.9)	(10.1)	10.0	55.7	63.6	45.1
Less: preferred stock dividends	—	0.1	0.3	0.3	0.3	0.3	0.3
Less: net income (loss) attributable to noncontrolling interest	(24.0)	1.8	7.7	5.7	0.9	7.1	7.7
Net income (loss) attributable to Company common shareholders	$(315.4)	$(45.8)	$(18.1)	$4.0	$54.5	$56.2	$37.1

	Three Fiscal Months Ended		Year Ended December 31,
	March 28, 2014	March 29, 2013	2013	2012	2011	2010	2009
	(in millions, except metal price and share data)

Per Share Data:
Earnings (loss) per common share-basic	$(6.42)	$(0.92)	$(0.37)	$0.08	$1.05	$1.08	$0.71
Earnings (loss) per common share-assuming dilution	$(6.42)	$(0.92)	$(0.37)	$0.08	$1.02	$1.06	$0.71
Weighted average common shares outstanding-basic	49.1	49.7	49.4	49.7	51.9	52.1	52.0
Weighted average common shares outstanding-assuming dilution	49.1	49.7	49.4	51.1	53.7	53.1	52.8
Dividends per common share	$0.18	$—	$0.54	$—	$—	$—	$—

Other Data:
Depreciation and amortization	$32.3	$33.4	$133.5	$117.4	$115.0	$105.8	$111.3
Capital expenditures	27.0	26.7	89.1	108.6	121.5	$115.3	$143.6
Average daily COMEX price per pound of copper cathode	$3.24	$3.60	$3.34	$3.62	$4.01	$3.43	$2.35
Average daily price per pound of aluminum rod	$0.97	$1.02	$0.95	$1.02	$1.16	$1.05	$0.80

	March 28, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	(in millions)
Balance Sheet Data:
Working capital (1)	$1,349.2	$1,450.7	$1,240.2	$1,297.7	$1,341.1	$1,346.3
Total assets	4,308.5	4,578.9	4,932.6	4,375.9	4,301.7	3,993.3
Total debt	1,468.0	1,386.9	1,450.1	1,048.9	985.5	922.3
Dividends to common shareholders	9.0	26.7	—	—	—	—
Total equity	993.3	1,379.8	1,448.2	1,437.9	1,552.4	1,472.9

(1)	Working capital means current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations, referred to as “MD&A,” is intended to help the reader understand our financial position, changes in financial condition, and results of operations. MD&A is provided as a supplement to our quarterly unaudited condensed consolidated financial statements and the accompanying notes, and our annual audited consolidated financial statements and the accompanying notes and should be read in conjunction with such consolidated financial statements and notes included elsewhere in this prospectus.

The MD&A contains forward-looking statements that involve risks and uncertainties. Our actual results may differ substantially from those discussed in or implied by the forward-looking statements as a result of various factors, including those listed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a global leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for use in the energy, industrial, construction, specialty and communications markets. We additionally engage in the design, integration, and installation on a turn-key basis for products such as high and extra-high voltage terrestrial and submarine systems. We analyze our worldwide operations based on three geographical segments: North America, Europe and Mediterranean, and ROW. As of March 28, 2014, we manufactured our product lines in 56 manufacturing facilities and sold our products worldwide through our global operations. We believe we have a strong market position in each of the segments in which we compete due to consistent execution of our guiding principles which are:

•	utilizing our assets, financial strength and flexibility, distribution system, global and product diversity, brands, and the talents and strong commitment of employees to build profitability through excellence in our primary business, wire and cable manufacturing and distribution;

•	managing our product portfolio by pursuing market share in fast growing and value added product lines as well as strategic investments in attractive long term growth opportunities;

•	focusing on continuous improvement and operating efficiency through the execution of Lean Six Sigma, referred to as “Lean,” strategies and technical expertise to maintain our position as a low cost provider;

•	expanding operations through organic growth and acquisitions;

•	leveraging our diversity and intellectual property through the sharing of best practices across the global organization; and

•	maintaining high operational standards through sustainability, safety, and innovation.

By operating under these guiding principles, we have been able to build a strong market position in each of the segments in which we compete. We consider our key performance indicators to be volume, as measured in metal pounds sold, operating income, net income, earnings per share, operating cash flows, returns on capital employed and invested capital and working capital efficiency.

Significant Current Business Trends and Events

The wire and cable industry is competitive, mature and cost driven with minimal differentiation for many product offerings among industry participants from a manufacturing or technology standpoint. Over the last several years, we and the industry have experienced stabilizing demand with pockets of relative demand strength. However, global demand remains below historical levels in many markets. The following are significant trends and events that occurred in 2013 and the three fiscal months ended March 28, 2014:

Our reported results are directly influenced by the price of copper, and to a lesser extent, aluminum. The price of copper and aluminum as traded on the London Metal Exchange, referred to as “LME,” and COMEX has historically been subject to considerable volatility. We continue to experience volatile commodity pricing, primarily copper and aluminum, as well as volatility in other cost inputs. Volatility in the price of copper and aluminum and other raw materials, as well as fuel and energy, may in turn lead to significant fluctuations in our cost of sales or revenues. A significant portion of our electric utility and telecommunications business and, to a lesser extent, our electrical infrastructure business has metal escalators and de-escalators included in customer contracts under a variety of price setting and recovery formulas. The remainder of our business requires that volatility in the cost of metals be recovered through negotiated price changes with customers. In these instances, the ability to change our selling prices may lag the movement in metal prices by a period of time as the customer price changes are implemented. Therefore, in the short-term, during periods of escalating raw material cost inputs, to the extent we are able to increase prices in the market to recover the higher raw material costs, we will generally experience an increase in gross profit from the sale of our relatively lower value inventory as computed under the weighted average inventory costing method. If we are unable to increase prices with the rise in the raw material market prices due to low levels of demand or market dynamics, we will experience lower gross profit. Conversely, during periods of declining raw material cost inputs, to the extent we have to decrease prices in the market due to competitive pressure as the current cost of metals declines, we will generally experience downward pressure on our gross profit due to the sale of relatively higher value inventory as computed under the weighted average inventory costing method. If we are able to maintain price levels in an environment in which raw material prices are declining due to high levels of demand, we will experience higher gross profit. There is no exact future measure of the effect to our profitability of the change of raw material cost inputs due to the unique set of selling variables and the high volume of transactions in any given period, each of which involves numerous individual pricing decisions. In the three fiscal months ended March 28, 2014, a 1% change in copper and aluminum costs would have impacted the cost of sales by approximately $7 million. In 2013, a 1% change in copper and aluminum costs would have impacted the cost of sales by approximately $31 million. This impact would directly impact gross profit if we were unable to adjust selling prices with a change in the price of copper and aluminum. To help reduce this volatility we have implemented various pricing mechanisms and hedge a portion of our metal purchases when there is a firm price commitment for a future delivery but do not engage in speculative metals trading.

In the three fiscal months ended March 28, 2014 the following events occurred which reduced the fair value of the PDIC reporting unit as discussed in “Note 6 — Goodwill and Other Intangible Assets” to our quarterly unaudited condensed consolidated financial statements included in this prospectus:

•	Except certain cost of sales related to copper inventory, all of our bolivar, referred to as “BsF,” denominated revenues and expenses for future periods will reflect remeasurement using the SICAD 1 rate (10.8 BsF per U.S. dollar at March 28, 2014) versus the prior official rate of 6.30 BsF per U.S. dollar. Due to the changes in the currency exchange system and the rate used to remeasure the consolidated financial statements of the Venezuelan entity as of March 28, 2014, our estimated future operating results will be lower than historical and previously projected future profit levels. Refer to “Note 21 — Venezuelan Operations” to our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional detail.

•

In the three fiscal months ended March 28, 2014, the Venezuelan President used decree power to pass the Law of Costs, Earnings, and Fair Profits, which became effective in January 2014, authorizing, among other things, the Venezuelan government to set maximum pricing limits in the private sector.

Therefore, the majority of our product portfolio in Venezuela is subject to price controls, which may restrict our ability to increase prices more than 30% higher than product costs. Until this law is removed or revised to allow for a higher level of pricing, the Venezuelan operating profit margin is expected to be lower than historical and previously projected future profit levels. In addition, ongoing labor negotiations and expected continuing social unrest in Venezuela are expected to result in lower than historical and previously projected future profit levels. Refer to “Note 21 — Venezuelan Operations” to our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional detail.

•	During the first quarter of 2014, we experienced a significant decline in our stock price, resulting in our market capitalization falling below our book value.

The above factors led to a decrease in our cash flow projections for the PDIC reporting unit and therefore we completed a Step 1 impairment test for the goodwill and indefinite long-lived assets. Based on the results of this work the carrying amount of the reporting unit exceeded the fair value and the carrying value of the tradename exceeded the fair value. Based on the results, we believe that an impairment loss is probable and based on a preliminary estimate, after consultation with a third party valuation specialist, we recognized a goodwill impairment charge of $155.1 million and an impairment charge of $93.4 million for the indefinite-lived tradename associated with the PDIC reporting unit.

On December 10, 2013, our Board of Directors authorized the extension of our existing $125 million share repurchase program through the end of 2014. Stock purchases under this program may be made through the open market and privately negotiated transactions at times and in such amounts as deemed appropriate by a special committee appointed by the Board. Under the stock repurchase program, we purchased $19.5 million, or 597,531 common shares at an average price of $32.65 per share, during the year ended December 31, 2013. Under the prior stock repurchase program, we purchased $1.2 million, or 50,000 common shares at an average price of $24.80 per share, during the year ended December 31, 2012. The purpose of the share repurchase program is to take advantage of the investment opportunity given prevailing market prices at the time of purchase as well as our evaluation of other capital investment alternatives.

On May 20, 2013, our Board of Directors authorized and initiated the payment of a regular quarterly dividend of $0.18 per quarter. During the year ended December 31, 2013, we paid in total approximately $26.7 million to all common shareholders of record, or $0.54 per share. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination by our Board of Directors.

On July 21, 2011, we entered into a $400 million revolving credit facility, which was first amended in 2012 to increase the facility size to $700 million and then subsequently amended and restated on September 6, 2013, to, among other things, increase the revolving credit facility to $1.0 billion, $630 million of which may be borrowed by the U.S. borrower, $300 million of which may be borrowed by the European borrowers and $70 million of which may be borrowed by the Canadian borrower. The revolving credit facility contains restrictions including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. The revolving credit facility provides us with financial flexibility; restrictions in the revolving credit facility generally only apply in the event that our availability under the revolving credit facility falls below certain specific thresholds.

In the second half of 2013, our executive management decided to no longer import building wire product into the United States manufactured in its Mexico unit, referred to as “Mexico.” This change is considered significant to the Mexican operation due to the associated revenue, profit and the influence on the overall results in Mexico from this United States business. This change coupled with pricing pressures in the Mexico market and a history of losses caused us to perform an asset impairment analysis of our Mexican business in accordance with ASC 360 “Property, Plant and Equipment.” Based on the results of the analysis, we recorded an impairment charge of $14.0 million in the third quarter of 2013.

We generally have experienced and expect to continue to experience certain seasonal trends in many products in which demand is linked with construction spending. Demand for these products during winter months in certain geographies is usually lower than demand during spring and summer months. Therefore, larger amounts of working capital are generally required during winter months in order to build inventories in anticipation of higher demand during the spring and summer months, when construction activity increases. In turn, receivables related to higher sales activity during the spring and summer months are generally collected during the fourth quarter of the year. Additionally, we have historically experienced changes in demand resulting from poor or unusual weather.

We continued to actively identify key trends in the industry to capitalize on expanding markets and new niche markets. We also set aggressive performance targets for our business and intend to refocus or divest those activities which fail to meet targets or do not fit long-term strategies. No material acquisitions were made in the three fiscal months ended March 28, 2014 or in the year ended December 31, 2013. In the year ended December 31, 2012, we acquired the North American and Chinese businesses of Alcan Cable, Prestolite Wire LLC and 60% of Productora de Cables Procables S.A.S. See “Note 3 — Acquisitions and Divestitures” to our annual audited consolidated financial statements included in this prospectus for further detail. The results of operations of the acquired businesses have been included in the consolidated financial statements since the respective dates of the acquisitions. In February 2014, we announced the permanent closure of two electric utility plants in North America. In the three fiscal months ended March 28, 2014, we incurred charges of $1.0 million related to these closures. Annual savings are anticipated to be in the range of $3 to $5 million with future charges related to the closures in the range of $10 to $12 million, half of which are expected to be non-cash. No material divestitures were made in the years ended December 31, 2013 and December 31, 2012.

In addition to the factors previously mentioned, we are currently being affected by the following general macro-level trends:

•	currency volatility and continued political uncertainty in certain markets, in particular Venezuela and Thailand;

•	competitive price pressures in certain markets;

•	new commodity deposits are more difficult to find, harder and more expensive to extract, and lower in quantities;

•	recovery is slowly advancing in Europe and demand continues to be uneven for a broad spectrum of products in Europe;

•	new communications networks are an enabling technology, resulting in access to knowledge; a great equalizer;

•	climate change concerns are resulting in increased regulatory energy mandates, emphasizing renewable sources of energy;

•	project timing continues to be volatile resulting in a lag in demand in all segments;

•	countries are seeking greater energy independence for political and economic reasons; and

•	markets in the U.S. and Canada have remained relatively stable compared to the uneven and challenging operating environments of the emerging economies and were negatively impacted in the first quarter of 2014 by extreme winter weather in North America.

Our overall financial results discussed in this section of the prospectus reflect the above trends.

Results of Operations

The following table sets forth, for the periods indicated, consolidated statement of operations data in millions of dollars and as a percentage of net sales. Percentages may not add due to rounding.

	Three Fiscal Months Ended
	March 28, 2014		March 29, 2013
	Amount	%	Amount	%
Net sales	$1,430.1	100.0%	$1,543.7	100.0%
Cost of sales	1,298.0	90.8%	1,386.8	89.8%

Gross profit	132.1	9.2%	156.9	10.2%
Selling, general and administrative expenses	120.7	8.4%	124.1	8.0%
Goodwill impairment charge	155.1	10.8%	—	—%
Indefinite-lived intangible asset impairment charge	93.4	6.5%	—	—%

Operating income (loss)	(237.1)	(16.6)%	32.8	2.1%
Other income (expense)	(97.7)	(6.8)%	(52.7)	(3.4)%
Interest expense, net	(26.2)	(1.8)%	(28.0)	(1.8)%

Income (loss) before income taxes	(361.0)	(25.2)%	(47.9)	(3.1)%
Income tax (provision) benefit	21.4	1.5%	3.8	0.2%
Equity in earnings of affiliated companies	0.2	—%	0.2	—%

Net income (loss) including non-controlling interest	(339.4)	(23.7)%	(43.9)	(2.8)%
Less: preferred stock dividends	—	—%	0.1	—%
Less: net income (loss) attributable to non-controlling interest	(24.0)	(1.7)%	1.8	0.1%

Net income (loss) attributable to Company common shareholders	$(315.4)	(22.1)%	$(45.8)	(3.0)%

	Year Ended December 31,
	2013		2012		2011
	Amount	%	Amount	%	Amount	%
Net sales	$6,421.2	100.0%	$6,059.5	100.0%	$5,808.2	100.0%
Cost of sales	5,717.5	89.0%	5,434.6	89.7%	5,213.9	89.8%

Gross profit	703.7	11.0%	624.9	10.3%	594.3	10.2%
Selling, general and administrative expenses	492.0	7.7%	425.5	7.0%	379.7	6.5%

Operating income	211.7	3.3%	199.4	3.3%	214.6	3.7%
Other income (expense)	(66.7)	(1.0)%	(2.9)	—	(31.7)	(0.5)%
Interest expense, net, and loss on extinguishment of debt	(118.0)	(1.8)%	(109.6)	(1.8)%	(91.5)	(1.6)%

Income before income taxes	27.0	0.4%	86.9	1.4%	91.4	1.6%
Income tax provision	(38.8)	(0.6)%	(78.6)	(1.3)%	(38.6)	(0.7)%
Equity in net earnings of affiliated companies	1.7	—	1.7	—	2.9	—

Net income (loss) including noncontrolling interest	(10.1)	(0.2)%	10.0	0.2%	55.7	1.0%
Less: preferred stock dividends	0.3	—	0.3	—	0.3	—
Less: net income (loss) attributable to noncontrolling interest	7.7	0.1%	5.7	0.1%	0.9	—

Net income (loss) attributable to our common shareholders	$(18.1)	(0.3)%	$4.0	0.1%	$54.5	0.9%

Three Fiscal Months Ended March 28, 2014 Compared with Three Fiscal Months Ended March 29, 2013

Net Sales

The following tables set forth net sales, metal-adjusted net sales, and metal pounds sold by segment, in millions. For the metal-adjusted net sales results, net sales for the three fiscal months ended March 29, 2013 have been adjusted to reflect the three fiscal months ended March 28, 2014 copper average price of $3.24 per pound (a $0.36 decrease compared to the same period in 2013) and the aluminum average price of $0.97 (a $0.05 decrease compared to the same period in 2013). Metal-adjusted net sales, a non-GAAP financial measure, are provided herein in order to eliminate an estimate of metal price volatility from the comparison of revenues from one period to another. The comparable GAAP financial measure is set forth below.

See “— Significant Current Business Trends and Events” in this prospectus for a discussion of metal price volatility.

	Net Sales Three Fiscal Months Ended
	March 28, 2014		March 29, 2013
	Amount	%	Amount	%
North America	$594.7	41%	$705.0	46%
Europe and Mediterranean	368.3	26%	374.6	24%
ROW	467.1	33%	464.1	30%

Total net sales	$1,430.1	100%	$1,543.7	100%

	Metal-Adjusted Net Sales Three Fiscal Months Ended
	March 28, 2014		March 29, 2013
	Amount	%	Amount	%
North America	$594.7	41%	$679.2	46%
Europe and Mediterranean	368.3	26%	359.4	24%
ROW	467.1	33%	439.5	30%

Total metal-adjusted net sales	$1,430.1	100%	$1,478.1	100%

Metal adjustment	—		65.6

Total net sales	$1,430.1		$1,543.7

	Metal Pounds Sold Three Fiscal Months Ended
	March 28, 2014		March 29, 2013
	Pounds	%	Pounds	%
North America	134.7	44%	152.6	48%
Europe and Mediterranean	59.6	19%	69.7	22%
ROW	114.5	37%	95.0	30%

Total metal pounds sold	308.8	100%	317.3	100%

Net sales decreased $113.6 million to $1,430.1 million for the three fiscal months ended March 28, 2014 from $1,543.7 million for the three fiscal months ended March 29, 2013. After adjusting the three fiscal months ended March 29, 2013 net sales to reflect the $0.36 decrease in the average monthly copper price per pound and the $0.05 decrease in the average aluminum price per pound, net sales of $1,430.1 million reflects a decrease of $48.0 million, or 3%, from the metal adjusted net sales of $1,478.1 million in 2013. Volume, as measured by metal pounds sold, decreased 8.5 million pounds, or 3%, to 308.8 million pounds in the three fiscal months ended

March 28, 2014 as compared to 317.3 million pounds for the three fiscal months ended March 29, 2013. Metal pounds sold is provided herein as we believe this metric to be an appropriate measure of sales volume since it is not impacted by metal prices or foreign currency exchange rate changes. The decrease in sales on a metal adjusted basis is primarily due to decreased volume of $19.7 million and unfavorable foreign currency exchange rate changes of $38.3 million on the translation of reported revenues partially offset by favorable selling price and product mix of approximately $10.0 million.

Metal-adjusted net sales in the North America segment decreased $84.5 million, or 12%. The decrease in sales on a metal adjusted basis is due to decreased volume of $41.4 million, unfavorable selling price and product mix of approximately $36.0 million and unfavorable foreign currency exchange rate changes of $7.1 million on the translation of reported revenues, principally related to the Canadian dollar. Volume, as measured by metal pounds sold, decreased 17.9 million pounds in the three fiscal months ended March 28, 2014 compared to the three fiscal months ended March 29, 2013. The decrease in demand was primarily due to the extreme winter weather experienced hampering business activity across the region in the first quarter of 2014 and the first quarter of 2013 reflects a very strong contribution from our Alcan Cable acquisition as compared to the first quarter of 2014.

Metal-adjusted net sales in the Europe and Mediterranean segment increased $8.9 million, or 2%. The increase in sales on a metal adjusted basis is due to favorable selling price and product mix of approximately $21.3 million and favorable foreign currency exchange rate changes of $11.0 million on the translation of reported revenues primarily due to a stronger Euro relative to the U.S. dollar, partially offset by decreased volume of $23.4 million. Volume, as measured by metal pounds sold, decreased by 10.1 million pounds, or 14%, for the three fiscal months ended March 28, 2014 compared to the three fiscal months ended March 29, 2013. The decrease in demand was primarily attributable to continued weak economic conditions in Iberia, which negatively influenced demand across a broad spectrum of products partially offset by the continued strong execution of the submarine turnkey project business.

Metal-adjusted net sales in the ROW segment increased $27.6 million or 6%. The increase in sales on a metal adjusted basis is primarily due to favorable selling price and product mix of approximately $24.7 million and increased volume of $45.1 million partially offset by unfavorable foreign currency exchange rate changes of $42.2 million on the translation of reported revenues primarily due to the weakening of certain currencies in Central and South America relative to the U.S. dollar. Volume, as measured by metal pounds sold, increased by 19.5 million pounds, or 21%, in the three fiscal months ended March 28, 2014 compared to the three fiscal months ended March 29, 2013. The increase in demand is primarily attributable to increased Chilean export copper rod sales in the three fiscal months ended March 28, 2014.

Cost of Sales

Cost of sales decreased $88.8 million to $1,298.0 million in the three fiscal months ended March 28, 2014 from $1,386.8 million in the three fiscal months ended March 29, 2013. The decrease in the cost of sales is consistent with the decrease in sales in the three fiscal months ended March 28, 2014 as compared to the three fiscal months ended March 29, 2013. As previously noted, cost of sales is raw material intensive with copper and aluminum comprising the major cost components for cable products. At current metal prices, material costs are approximately 85% of total product costs with copper and aluminum metal costs comprising approximately 55% of total product cost.

Gross Profit

Gross profit decreased $24.8 million, or 16%, for the three fiscal months ended March 28, 2014 from the three fiscal months ended March 29, 2013. Gross profit as a percentage of sales was 9% and 10% for the three fiscal months ended March 28, 2014 and for the three fiscal months ended March 29, 2013, respectively. Gross profit as a percentage of sales decreased primarily due to the selling of higher average cost inventory into a lower price environment on copper based products in the three fiscal months ended March 28, 2014 as compared to the three fiscal months ended March 29, 2013 as well as an inventory impairment charge of $8.0 million at the Venezuelan entity in the three fiscal months ended March 28, 2014.

Selling, General and Administrative Expense

Selling, general and administrative expense, or SG&A, decreased $3.4 million, or 3% for the three fiscal months ended March 28, 2014 as compared to the three fiscal months ended March 29, 2013. SG&A as a percentage of metal-adjusted net sales was approximately 8% for the three fiscal months ended March 28, 2014 and for the three fiscal months ended March 29, 2013.

Operating Income (Loss)

The following table sets forth operating income (loss) by segment, in millions of dollars.

	Operating Income (Loss) Three Fiscal Months Ended
	March 28, 2014		March 29, 2013
	Amount	%	Amount	%
North America	$32.3	(14)%	$37.7	115%
Europe and Mediterranean	(9.1)	4%	(16.2)	(49)%
ROW	(260.3)	110%	11.3	34%

Total operating income (loss)	$(237.1)	100%	$32.8	100%

The decrease in operating income for the North America segment of $5.4 million was primarily attributable to decreased demand as noted above, a negative impact on operating income due to the selling of higher average cost inventory into a lower price environment on copper based products in the current year and higher than normal aluminum building wire operating profit in the first quarter of 2013 due to a favorable pricing environment as a result of a market supply shortage.

The increase in operating income for the Europe and Mediterranean segment of $7.1 million was primarily driven by the continued strong execution of the submarine turnkey project business in the three fiscal months ended March 28, 2014 as compared to the three fiscal months ended March 29, 2013 partially offset by the European Commission’s decision to impose a fine of $2.5 million related to its competition investigation.

The decrease in operating income for the ROW segment of $271.6 million was primarily attributable to the impairment of goodwill and other indefinite-lived tradenames of $248.5 million, a non-cash inventory impairment charge of $8.0 million at the Venezuelan entity in the three fiscal months ended March 28, 2014 and the negative impact due to the social unrest in Venezuela and Thailand in the three fiscal months ended March 28, 2014 as compared to the three fiscal months ended March 29, 2013.

Other Income (Expense)

Other income (expense) includes foreign currency transaction gains or losses, which result from changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated as well as gains and losses on derivative instruments that are not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges. During the three fiscal months ended March 28, 2014 and March 29, 2013, we recorded other expense of $97.7 million and $52.7 million, respectively. For the three fiscal months ended March 28, 2014, other expense was primarily attributable to $83.1 million related to the Venezuela currency devaluation and $14.6 million related to losses on derivative instruments that were not designated as cash flow hedges. For the three fiscal months ended March 29, 2013, other expense was primarily attributable to $40.9 million related to the Venezuela currency devaluation, $10.1 million related to losses on derivative instruments that were not designated as cash flow hedges and other expense of $1.7 million related to foreign currency transactions.

Interest Expense

Net interest expense decreased to $26.2 million for the three fiscal months ended March 28, 2014 from $28.0 million for the three fiscal months ended March 29, 2013 primarily attributable to the repayment at maturity of the $355.0 million 0.875% Convertible Notes due 2013 which were repaid in the fourth quarter of 2013.

Tax Provision

Our effective tax rate for the three fiscal months ended March 28, 2014 and March 29, 2013 was 5.9% and 7.9%, respectively. The low effective tax rate on the pre-tax loss for the first quarter of 2014 was primarily due to a relatively small income tax benefit recorded on the significant pre-tax charges recorded during the quarter related to asset impairments and the Venezuela currency devaluation. A $19.9 million income tax benefit was recognized due to the reversal of deferred tax liabilities associated with the $93.4 million PDIC tradename impairment charge, a $0.1 million income tax benefit was recognized on the $155.1 million PDIC goodwill impairment charge, no income tax benefit was recognized on the $8.0 million Venezuela lower of cost or market inventory charge, and no income tax benefit was recognized related to the $83.1 million Venezuelan currency devaluation charge. Similarly, the low effective tax rate on the pre-tax loss for the first quarter of 2013 was primarily due to no tax benefit being recognized on the $40.9 million Venezuela currency devaluation charge.

Preferred Stock Dividends

We accrued and paid $0.1 million in dividends on our Series A Redeemable Convertible Preferred Stock, referred to as “Series A preferred stock,” for the three fiscal months ended March 29, 2013. Our outstanding shares of the Series A preferred stock were mandatorily redeemed on November 24, 2013. Prior to the redemption date, all but two shareholders elected to convert their shares into shares of our common stock at the conversion ratio of 5.056 shares of common stock per share of Series A preferred stock. As a result of the conversions and mandatory redemption, as of November 25, 2013, no shares of the Series A preferred stock were outstanding during the three fiscal months ended March 28, 2014.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Net Sales

The following tables set forth net sales, metal-adjusted net sales and metal pounds sold by segment, in millions. For the metal-adjusted net sales results, net sales for 2012 have been adjusted to reflect the 2013 copper average price of $3.34 per pound (a $0.28 decrease compared to 2012) and the aluminum average price of $0.95 per pound (a $0.07 decrease compared to 2012). Metal-adjusted net sales, a non-GAAP financial measure, are provided herein in order to eliminate the effect of metal price volatility from the comparison of revenues from one period to another. The comparable GAAP financial measure is set forth below. Refer to “— Significant Current Business Trends and Events” in this prospectus for a discussion of metal price volatility.

	Net Sales Year Ended
	Dec 31, 2013		Dec 31, 2012
	Amount	%	Amount	%
North America	$2,751.6	43%	$2,340.2	39%
Europe and Mediterranean	1,629.6	25%	1,684.2	28%
ROW	2,040.0	32%	2,035.1	33%

Total net sales	$6,421.2	100%	$6,059.5	100%

	Metal Adjusted Net Sales Year Ended
	Dec 31, 2013		Dec 31, 2012
	Amount	%	Amount	%
North America	$2,751.6	43%	$2,266.0	39%
Europe and Mediterranean	1,629.6	25%	1,631.8	28%
ROW	2,040.0	32%	1,946.0	33%

Total metal-adjusted net sales	$6,421.2	100%	$5,843.8	100%

Metal adjustment	—		215.7

Total net sales	$6,421.2		$6,059.5

	Metal Pounds Sold Year Ended
	Dec 31, 2013		Dec 31, 2012
	Pounds	%	Pounds	%
North America	590.0	45%	432.1	38%
Europe and Mediterranean	272.2	21%	282.0	24%
ROW	450.8	34%	434.1	38%

Total metal pounds sold	1,313.0	100%	1,148.2	100%

Net sales increased $361.7 million, or 6%, to $6,421.2 million in 2013 from 2012 and metal-adjusted net sales increased $577.4 million, or 10%, in 2013 from 2012. The increase in metal-adjusted net sales of $577.4 million reflects an increase in net sales of $684.1 million attributable to acquisitions made in 2012 and favorable selling price and product mix of $116.2 million partially offset by lower sales volume of $116.1 million and unfavorable foreign currency exchange rate changes of $106.8 million. Volume, as measured by metal pounds sold, increased by 164.8 million pounds, or 14%, in 2013 compared to 2012. Metal pounds sold is provided herein as we believe this metric to be a consistent year over year measure of sales volume since it is not impacted by metal prices or foreign currency exchange rate changes.

Metal-adjusted net sales in the North America segment increased $485.6 million, or 21%, principally due to net sales of $491.8 million attributable to acquisitions made in 2012 and favorable selling price and product mix of $28.4 million partially offset by lower sales volumes of $25.2 million and unfavorable foreign currency exchange rate changes of $9.4 million, principally related to the Canadian dollar. Volume, as measured by metal pounds sold, increased by 157.9 million pounds, or 37%, in 2013 compared to 2012. The increase in volume is primarily attributable to 168.7 million pounds sold related to acquisitions made in 2012 partially offset by a decline in sales of our legacy utility cables business due to strong demand for utility cables in the first half of 2012, which benefited from a relatively mild winter and wind farm applications.

Metal-adjusted net sales in the Europe and Mediterranean segment remained relatively flat in 2013 compared to 2012 due to unfavorable selling price and product mix of $22.9 million and lower sales volumes of $22.9 million partially offset by favorable foreign currency exchange rate changes of $43.6 million, primarily due to a stronger Euro relative to the U.S. dollar. Volume, as measured by metal pounds sold, decreased by 9.8 million pounds, or 3%, in 2013 compared to 2012. The decrease in demand was primarily attributable to continued weak economic conditions in Iberia, which negatively influenced demand across a broad spectrum of products and due to a decrease in demand for high voltage export project activities in our French business.

Metal-adjusted net sales in the ROW segment increased $94.0 million, or 5%, due to favorable selling price and product mix of $110.7 million and net sales of $192.3 million attributable to acquisitions made in 2012 partially offset by unfavorable foreign currency exchange rate changes of $141.0 million, primarily due to the weakening of certain currencies in Central and South America relative to the U.S. dollar, and lower sales volume of $68.0 million. Volume, as measured by metal pounds sold, increased by 16.7 million pounds, or 4%, in 2013 compared to 2012. The increase in volume is primarily attributable to 45.8 million pounds related to the impact of the acquisitions made in 2012 partially offset by lower shipments for metal intensive Brazilian aerial transmission projects in 2013 as compared to 2012.

Cost of Sales

Cost of sales increased $282.9 million, or 5%, from 2012, principally due to higher sales volumes associated with acquisitions made in the second half of 2012. The increase is partially offset by lower average copper and aluminum costs in 2013. As previously noted, cost of sales is raw material intensive with copper and aluminum comprising the major cost components in most of our cable products. At current metal prices, material costs are approximately 85% of total product costs with copper and aluminum metal costs comprising approximately 55% of total product cost for the year ended December 31, 2013.

Gross Profit

Gross profit increased $78.8 million, or 13% in 2013 as compared to 2012. Gross profit as a percentage of sales was 11% in 2013 and 10% in 2012. The increase is primarily due to the acquisitions completed in the second half of 2012 partially offset by the recognition of a non-cash impairment charge related to the Mexico long-lived assets of $14.0 million in 2013. In addition, gross profit in the fourth quarter of 2012 was significantly impacted by changes in cost estimates relating to certain submarine turnkey projects in the European segment. In total, the changes in estimates across all submarine turnkey projects resulted in a reduction to gross profit of $27.5 million, with $20.8 million of the reduction associated with one specific project at our German submarine power cable manufacturing facility. Equipment failure at the German facility resulted in costs, for this particular project, related to cable damage, equipment repairs and ship rental of $13.3 million. Further revision of this project’s profitability, due to changes in estimates, resulted in a reduction of margin by $7.5 million. There was no material impact to gross profit as a result of changes in estimates related to revenue recognition under the percentage of completion method in 2013.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $66.5 million, or 16%, in 2013 from 2012. The increase in selling, general, and administrative expense is primarily a result of additional expenses associated with the acquired businesses in the second half of 2012 and $13.9 million of costs related to the restatement and investigative costs recognized in 2013 as compared to $3.0 million in 2012. The increase is partially offset by a settlement loss of $6.1 million in 2012 associated with the termination of a legacy pension plan in the United Kingdom.

Operating Income

The following table sets forth operating income by segment, in millions of dollars.

	Operating Income (Loss) Year Ended
	Dec 31, 2013		Dec 31, 2012
	Amount	%	Amount	%
North America	$129.8	61%	$126.1	63%
Europe and Mediterranean	(0.3)	—%	(13.0)	(6)%
ROW	82.2	39%	86.3	43%

Total operating income	$211.7	100%	$199.4	100%

The increase in operating income for the North America segment of $3.7 million was primarily attributable to the acquisitions completed in the second half of 2012 resulting in an additional $33.9 million of operating income in 2013 as compared to 2012 partially offset by the decrease in demand as noted above as well as $13.9 million of costs related to the financial restatement in 2013 as compared to $3.0 million in 2012.

The reduction in operating loss for the Europe and Mediterranean segment of $12.7 million was primarily attributable to changes in cost estimates relating to certain submarine turnkey projects of $27.5 million recognized in 2012. This improvement in 2013 was partially offset by decreased volume at our French manufacturing facility as noted above, an unfavorable pricing environment for medium voltage products in France as well as the continued weak economic conditions in Iberia, influencing demand and the pricing environment across a broad spectrum of products.

The decrease in operating income for the ROW segment of $4.1 million was primarily attributable to the recognition of a non-cash impairment charge related to the Mexico long-lived assets of $14.0 million in 2013 as well as decreased demand in Brazil in 2013 as compared to 2012 as noted above. The decrease was partially offset by acquisitions completed in the second half of 2012 resulting in an additional $11.4 million of operating income in 2013 as compared to 2012.

Other Income (Expense)

Other income (expense) primarily includes foreign currency transaction gains or losses, which result from changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated as well as gains and losses on derivative instruments that are not designated as cash flow hedges. During 2013 and 2012, we recorded a $66.7 million loss and a $2.9 million loss, respectively. For 2013, other expense was primarily attributable to $40.9 million related to a Venezuela currency devaluation, $3.9 million of foreign currency transaction losses which resulted from changes in exchange rates in the various regions in which we operate which include $17.0 million in foreign exchange gains related to copper imports in Venezuela that were approved at the 4.30 BsF per U.S. dollar rate prior to currency devaluation on February 13, 2013, and losses of $21.9 million on derivative instruments which were not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges. For 2012, other expense was primarily attributable to $4.5 million of foreign currency transaction losses which resulted from changes in exchange rates in the various countries in which we operate and gains of $1.6 million on derivative instruments that were not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges.

Interest Expense

Net interest expense increased $17.7 million in 2013 as compared to 2012 primarily attributable to the incremental interest related to the $600.0 million 2022 notes issued on September 25, 2012 net of the $200.0 million of 2017 notes which were repaid on October 12, 2012.

Tax Provision

Our effective tax rate for 2013 and 2012 was 143.7% and 90.4%, respectively. The increase in our 2013 effective tax rate reflects the combined impact of the significant valuation allowances recorded against the deferred tax assets of various units with a recent loss history and the lower consolidated pre-tax income relative to 2012. Our 2012 effective tax rate reflects the adverse impact of significant valuation allowances recorded against deferred tax assets, as explained further below, and nonrecurring tax charges incurred in connection with legal entity restructuring to integrate the Alcan acquisition.

In the third quarter of 2012, we updated our 2012 forecasts and substantially completed our 2013 global business planning process, which indicated continuing weakness in our Iberian market and business. After weighing all positive and negative evidence, including the three year cumulative loss position, and factoring in prudent and feasible tax planning strategies, management judged that it was not more likely than not that a future tax benefit for the deferred tax assets of our Spanish and Portuguese business units would be realized. Tax expense of $15 million was recorded in 2012 to establish a full valuation allowance against Spanish and Portuguese deferred tax assets, of which $5.3 million related to the beginning of the year net deferred tax asset position.

In the fourth quarter of 2012, a valuation allowance was also recorded against deferred tax assets in our German business unit. The German business unit incurred an equipment failure in the fourth quarter that adversely impacted its ability to meet its contractual obligations for its large project work and reduced profit expectations. In addition, the German business was encountering certain other project delay/cancellation and warranty issues. After weighing all positive and negative evidence, including the three year cumulative loss position, and factoring in prudent and feasible tax planning strategies, management judged that it was not more likely than not that a future tax benefit for the deferred tax assets of our German business would be realized. Tax expense of $8.3 million was recorded in 2012 to establish a full valuation allowance against German deferred tax assets, none of which related to a beginning of the year net deferred tax asset position.

A full valuation allowance was recorded in the fourth quarter of 2012 for our Colombian distribution business since it was rendered redundant by the fourth quarter acquisition of Procables. The Colombian distribution business is winding down and is expected to generate losses until the business is terminated. Tax expense of $1.1 million was recorded in 2012 to establish a full valuation allowance against the Colombian deferred tax assets, of which $0.2 million related to the beginning of the year net deferred tax asset position.

Preferred Stock Dividends

During 2013 and 2012, we accrued and paid $0.3 million in dividends on our Series A preferred stock.

We issued 2,070,000 shares of our 5.75% Series A preferred stock on November 24, 2003. Zero shares and 76,002 were outstanding under the original terms of the Series A preferred stock issuance as of December 31, 2013 and 2012, respectively. Our outstanding shares of the Series A preferred stock were to be mandatorily redeemed on November 24, 2013. Prior to the redemption date, all but two shareholders elected to convert their shares into shares of our common stock at the conversion ratio of 5.056 shares of common stock per share of Series A preferred stock. As a result of the conversions and mandatory redemption, as of November 25, 2013, no shares of the Series A preferred stock were outstanding.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Net Sales

The following tables set forth net sales, metal-adjusted net sales and metal pounds sold by segment, in millions. For the metal-adjusted net sales results, net sales for 2011 have been adjusted to reflect the 2012 copper average price of $3.62 per pound (a $0.39 decrease compared to the prior period) and the aluminum average price of $1.02 per pound (a $0.14 decrease compared to the prior period). Metal-adjusted net sales, a non-GAAP financial measure, are provided herein in order to eliminate the effect of metal price volatility from the comparison of revenues from one period to another. The comparable GAAP financial measure is set forth below. See “— Significant Current Business Trends and Events” in this prospectus for a discussion of metal price volatility.

	Net Sales Year Ended
	Dec 31, 2012		Dec 31, 2011
	Amount	%	Amount	%
North America	$2,340.2	39%	$2,120.2	36%
Europe and Mediterranean	1,684.2	28%	1,737.9	30%
ROW	2,035.1	33%	1,950.1	34%

Total net sales	$6,059.5	100%	$5,808.2	100%

	Metal Adjusted Net Sales Year Ended
	Dec 31, 2012		Dec 31, 2011
	Amount	%	Amount	%
North America	$2,340.2	39%	$2,023.8	37%
Europe and Mediterranean	1,684.2	28%	1,657.0	30%
ROW	2,035.1	33%	1,831.5	33%

Total metal-adjusted net sales	$6,059.5	100%	$5,512.3	100%

Metal adjustment	—		295.9

Total net sales	$6,059.5		$5,808.2

	Metal Pounds Sold Year Ended
	Dec 31, 2012		Dec 31, 2011
	Pounds	%	Pounds	%
North America	432.1	38%	317.4	33%
Europe and Mediterranean	282.0	24%	273.8	28%
ROW	434.1	38%	384.6	39%

Total metal pounds sold	1,148.2	100%	975.8	100%

Net sales increased $251.3 million, or 4%, to $6,059.5 million in 2012 from 2011 and metal-adjusted net sales increased $547.2 million, or 10%, in 2012 from 2011. The increase in metal-adjusted net sales of $547.2 million reflects favorable selling price and product mix of $294.2 million, net sales of $268.8 million attributable to acquisitions, and higher sales volume of $190.9 million partially offset by unfavorable foreign currency exchange rate changes of $206.7 million. Volume, as measured by metal pounds sold, increased by 172.4 million pounds, or 18%, in 2012 compared to 2011. Metal pounds sold is provided herein as we believe this metric to be a consistent year over year measure of sales volume since it is not impacted by metal prices or foreign currency exchange rate changes.

Metal-adjusted net sales in the North America segment increased $316.4 million, or 16%, principally due to net sales of $229.0 million attributable to acquisitions, higher sales volumes of $64.5 million and favorable selling price and product mix of $25.9 million partially offset by unfavorable foreign currency exchange rate changes of $3.0 million, principally related to the Canadian dollar. Volume, as measured by metal pounds sold, increased by 114.7 million pounds, or 36%, in 2012 compared to 2011. The increase in volume is primarily attributable to the acquisitions executed in 2012. In addition to the acquisitions made in 2012, volume improvement principally reflects increased demand for bare aluminum transmission products and specialty cables, particularly those used in natural resource extraction and transit applications.

Metal-adjusted net sales in the Europe and Mediterranean segment increased $27.2 million, or 2%, in 2012 compared to 2011 due to favorable selling price and product mix of $133.6 million and higher sales volumes of $21.7 million partially offset by unfavorable foreign currency exchange rate changes of $128.1 million, primarily due to a weaker Euro relative to the U.S. dollar. Volume, as measured by metal pounds sold, increased by 8.2 million pounds, or 3%, in 2012 compared to 2011. The increase in volume is primarily attributable to the demand for utility products in France and increased exports from our Spanish facilities.

Metal-adjusted net sales in the ROW segment increased $203.6 million, or 11%, due to favorable selling price and product mix of $134.0 million, higher sales volume of $105.4 million and net sales of $39.8 million attributable to acquisitions partially offset by unfavorable foreign currency exchange rate changes of $75.6 million, primarily due to the weakening of certain currencies in Central and South America relative to the U.S.

dollar. Volume, as measured by metal pounds sold, increased by 49.5 million pounds, or 13%, in 2012 compared to 2011, which includes the benefit of 9.7 million pounds due to acquisitions. The increase in demand is primarily due to aerial transmission product shipments in Brazil.

Cost of Sales

Cost of sales increased $220.7 million, or 4%, from 2011, principally due to higher sales volumes associated with acquisitions executed in 2012. The increase in volume is offset by lower average copper and aluminum costs in 2012. As previously noted, cost of sales is raw material intensive with copper and aluminum comprising the major cost components for most of our cable products. At current metal prices, material costs are approximately 85% of total product costs with copper and aluminum metal costs comprising approximately 55% of total product cost for the year ended December 31, 2012.

Gross Profit

Gross profit increased $30.6 million, or 5% in 2012 as compared to 2011. Gross profit as a percentage of sales was 10% in 2012 and 2011. Gross profit in the fourth quarter of 2012 was significantly impacted by changes in cost estimates relating to certain submarine turnkey projects in the European segment. In total, the changes in estimates across all submarine turnkey projects resulted in a reduction to gross profit of $27.5 million, with $20.8 million of the reduction associated with one certain submarine turnkey project at our German submarine power cable manufacturing facility. Equipment failure at the German facility resulted in costs, for this particular project, related to cable damage, equipment repairs and ship rental of $13.3 million. Further revision of this project’s profitability, due to changes in estimates, resulted in a reduction of margin by $7.5 million. The project is approximately 40% complete as of December 31, 2012. There was no material impact to gross profit as a result of changes in estimates related to revenue recognition under the percentage of completion method in 2011 or 2010.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $45.8 million, or 12%, in 2012 from 2011. The increase in selling, general, and administrative expense is primarily a result of $22.0 million in additional expenses associated with acquired businesses in 2012 and $9.1 million of costs related to the 2012 acquisitions and restatements. In addition, SG&A increased due to a settlement loss of $6.1 million in 2012 associated with the termination of a legacy pension plan in the United Kingdom.

Operating Income

The following table sets forth operating income by segment, in millions of dollars.

	Operating Income (Loss) Year Ended
	Dec 31, 2012		Dec 31, 2011
	Amount	%	Amount	%
North America	$126.1	63%	$121.8	57%
Europe and Mediterranean	(13.0)	(6)%	30.3	14%
ROW	86.3	43%	62.5	29%

Total operating income	$199.4	100%	$214.6	100%

The increase in operating income for the North America segment of $4.3 million was primarily attributable to increases in sales volume due to acquisitions executed in 2012, favorable market demand for bare aluminum transmission products related to aerial transmission grid projects as well as increased volume due to specialty cables. The increases to operating income were partially offset by an increase in SG&A expense for costs related to the acquisitions and to the restatements of $9.1 million in 2012.

The decrease in operating income for the Europe and Mediterranean segment of $43.3 million was primarily attributable to changes in cost estimates relating to certain submarine turnkey projects of $27.5 million and continued weak demand and pricing due to the economic slowdown in many European end markets. Partially offsetting these negative impacts were the current year benefits of European targeted cost reduction efforts, which include, among other actions, personnel reductions.

The increase in operating income for the ROW segment of $23.8 million was primarily attributable to strong spending in Venezuela for government led projects, increased demand and operational improvements in Thailand, increased sales in Brazil, principally related to aerial transmission projects.

Other Income (Expense)

Other income (expense) primarily includes foreign currency transaction gains or losses, which result from changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated as well as gains and losses on derivative instruments that are not designated as cash flow hedges. During 2012 and 2011, we recorded a $2.9 million loss and a $31.7 million loss, respectively. For 2012, other expense was primarily attributable to $4.5 million of foreign currency transaction losses which resulted from changes in exchange rates in the various countries in which we operate, and $1.6 million of gains on derivative instruments which were not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges. For 2011, other expense was primarily attributable to $24.4 million of foreign currency transaction losses which resulted from changes in exchange rates in the various countries in which we operate, and $6.1 million of losses on derivative instruments which were not designated as cash flow hedges.

Interest Expense

Net interest expense increased $18.1 million in 2012. Interest expense increased primarily due to fees and redemption premiums of $9.3 million associated with the call of the $200 million of the 2017 notes. Additionally, interest expense increased due to the addition of the $600.0 million 2022 notes, issued on September 25, 2012.

Tax Provision

Our effective tax rate for 2012 and 2011 was 90.4% and 42.2%, respectively. The increase in our 2012 effective tax rate reflects the adverse impact of significant valuation allowances recorded against deferred tax assets, as explained further below, and nonrecurring tax charges incurred in connection with legal entity restructuring to integrate the Alcan acquisition. Our 2011 effective tax rate reflects the adverse impact of valuation allowances recorded against deferred tax assets in certain foreign jurisdictions, partially offset by tax benefits recognized for uncertain tax positions due to statute of limitations expirations and tax audit settlements.

In the third quarter of 2012, we updated our 2012 forecasts and substantially completed our 2013 global business planning process, which indicated continuing weakness in our Iberian market and business. After weighing all positive and negative evidence, including the three year cumulative loss position, and factoring in prudent and feasible tax planning strategies, management judged that it was not more likely than not that a future tax benefit for the deferred tax assets of our Spanish and Portuguese business units would be realized. Tax expense of $15 million was recorded in 2012 to establish a full valuation allowance against Spanish and Portuguese deferred tax assets, of which $5.3 million related to the beginning of the year net deferred tax asset position.

In the fourth quarter of 2012, a valuation allowance was also recorded against deferred tax assets in our German business unit. The German business unit incurred an equipment failure in the fourth quarter that adversely impacted its ability to meet its contractual obligations for its large project work and reduced profit expectations. In addition, the German business was encountering certain other project delay/cancellation and warranty issues. After weighing all positive and negative evidence, including the three year cumulative loss position, and factoring in prudent and feasible tax planning strategies, management judged that it was not more likely than not that a future tax benefit for the deferred tax assets of our German business would be realized. Tax expense of $8.3 million was recorded in 2012 to establish a full valuation allowance against German deferred tax assets, none of which related to a beginning of the year net deferred tax asset position.

A full valuation allowance was recorded in the fourth quarter of 2012 for our Colombian distribution business since it was rendered redundant by the fourth quarter acquisition of Procables. The Colombian distribution business is winding down and is expected to generate losses until the business is terminated. Tax expense of $1.1 million was recorded in 2012 to establish a full valuation allowance against the Colombian deferred tax assets, of which $0.2 million related to the beginning of the year net deferred tax asset position.

Preferred Stock Dividends

During 2012 and 2011, we accrued and paid $0.3 million in dividends on our Series A preferred stock.

Liquidity and Capital Resources

We maintain a strong financial position as evidenced by our ability to generate substantial cash from operations and access to capital markets at competitive rates. Cash flows from operations as well as borrowings under our revolving credit facility provide the primary source for financing operating expenses and other short term liquidity needs. As necessary we incur additional borrowings to fund working capital needs, debt and interest payments, as well as discretionary investment in internal product development, acquisitions, cash dividends, repurchase of common stock and to fund tax payments. Our overall cash position reflects the business results and a global cash management strategy that incorporates liquidity management, economic factors, and tax considerations.

Our short term borrowings vary by period based on our working capital requirements which is dependent on incremental demand for products and changes in the price of copper, aluminum, and other raw material cost inputs. At March 28, 2014 and December 31, 2013, current assets exceeded current liabilities by $1,349.2 million and $1,450.7 million, respectively. Based upon historical operating and financing experience, the cash on our balance sheet and the expected availability of funds under our current credit facilities, we believe our sources of liquidity will be sufficient to enable us to meet funding requirements for cash dividends, working capital, capital expenditures, debt repayment, salaries and related benefits, interest and taxes for the next twelve months and foreseeable future. At March 28, 2014 and December 31, 2013, we maintained approximately $740.9 million and $650 million, respectively, of excess availability under our various credit facilities around the world.

Our North American and principal European operations generally borrow and repay under our revolving credit facility multiple times per week for working capital needs; borrowing on a short term basis is the most effective method to reduce interest costs based on the terms of the agreement. Our European operations also participate in accounts payable confirming arrangements with several European financial institutions to address working capital requirements in the business. We negotiate payment terms with suppliers of generally 180 days in Europe and submit invoices to the financial institutions with instructions for the financial institutions to transfer funds from European operations’ accounts on the due date (on day 180) for the trade payables due. At March 28, 2014 and December 31, 2013, the arrangements had a maximum availability limit of the equivalent of approximately $543.3 million and $579.9 million, respectively, of which approximately $368.0 million and $338.4 million, respectively, was utilized. Our ROW operations utilize various short term credit facilities for working capital purposes.

We are a holding company with no operations of our own. All of our operations are conducted, and net sales are generated, by our subsidiaries and investments. Accordingly, our cash flow comes from the cash flows of our global operations. Our ability to use cash flow from our international operations, if necessary, has historically been adversely affected by limitations on our ability to repatriate such earnings tax efficiently. As of March 28,

2014, approximately 99% of cash and cash equivalents were held outside of the U.S. by our foreign subsidiaries compared with 99% as of December 31, 2013 and 76% as of December 31, 2012. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and current plans do not demonstrate a need to repatriate them to fund U.S. operations. In addition, our revolving credit facility provides us flexibility in financing operating expenses and any other short term liquidity needs of our North American and European operations.

Our operations in Venezuela are subject to foreign exchange and price controls which have historically limited our ability to convert bolivars to U.S. dollars and transfer funds out of Venezuela. Approximately 36%, 46% and 23% of the consolidated cash and cash equivalents balance as of March 28, 2014, December 31, 2013 and December 31, 2012, respectively, was held in Venezuela. Operating cash flows attributable to Venezuela were $1.2 million and $7.2 million during the three fiscal months ended March 28, 2014 and March 29, 2013, respectively. Operating cash flows attributable to Venezuela were $97.4 million and $49.6 million for the years ended December 31, 2013 and 2012, respectively. In Venezuela, government restrictions on the transfer of cash out of the country have limited our ability to repatriate cash. We do not consider the net assets of Venezuela to be integral to our ability to service our debt and operational requirements.

Summary of Cash Flows

Operating cash outflow of $35.5 million for the three fiscal months ended March 28, 2014 reflects a net working capital use of $58.8 million as compared to $213.6 million in the three fiscal months ended March 29, 2013. The net working capital use in the three fiscal months ended March 28, 2014 is primarily due to an increase in accounts receivables and inventory of $57.1 million and $101.8 million, respectively. The increase in inventory and accounts receivable in the three fiscal months ended March 28, 2014 is consistent with the three fiscal months ended March 29, 2013. These increases are due to seasonal trends in which inventories are built in anticipation of demand during the spring and summer months when construction activity increases. The increase due to accounts receivable and inventory is partially offset by the increase in accounts payable, accrued and other liabilities of $97.1 million in the three fiscal months ended March 28, 2014 which is primarily driven by an increase in accounts payable used to fund the inventory increase. The decrease in accounts payable, accrued and other liabilities in the three fiscal months ended March 29, 2013 was also primarily driven by accounts payable which were reduced in the first quarter of 2013 by a combination of utilizing cash on the balance sheet and local credit facilities in certain foreign units, principally Brazil, Chile and Zambia. Overall, the use of working capital was partially offset by the generation of cash inflows of $23.3 million related to net income (loss) adjusted for depreciation and amortization, amortization of restricted stock awards, foreign currency exchange gains (losses), deferred income taxes, excess tax benefits from stock-based compensation, inventory impairment charge, goodwill and indefinite-lived intangible asset impairment charge, convertible debt instruments noncash interest charges and losses on disposal of property.

Operating cash inflow of $38.2 million in 2013 reflects a net working capital use of $179.6 million driven principally by a decrease in accounts payable, accrued liabilities and other liabilities of $155.8 million. The decrease in accounts payable, accrued and other liabilities is due both to the implementation of the revolving credit facility in our principal European operations which resulted in a reduction of payable balances including a more effective use of existing cash balances and an effort to more effectively utilize cash balances in certain ROW units to reduce outstanding accounts payable. Accounts receivable turnover remained consistent at 5.5 per annum turns in 2013 as compared to 5.4 turns per annum 2012. Inventory turnover remained consistent at 4.4 turns per annum in 2013 as compared to 4.3 turns per annum in 2012. More than offsetting the net working capital use of $179.6 million in the twelve fiscal months of 2013 was $217.8 million of overall net cash inflows related to net income (loss) adjusted for depreciation and amortization, amortization on restricted stock awards, foreign currency loss, non-cash asset impairment charge, deferred income tax income, excess tax deficiencies from stock based compensation, convertible debt instrument non cash interest charges, and the losses on the disposal of property.

Operating cash inflow of $272.6 million in 2012 reflects a net working capital source of $94.7 million driven principally by decreases in inventories and receivables of $105.9 million and $35.1 million, respectively. The decrease in inventory is primarily attributable to the impact of lower average metal prices during 2012 as compared to 2011. For the year ended December 31, 2012, copper prices averaged $3.62 per pound (a decrease of $0.39 per pound compared to the same period in 2011) and aluminum prices averaged $1.02 per pound (a decrease of $0.14 per pound as compared to the same period in 2011). Inventory turns remained consistent at 4.3 in 2012 and 4.4 in 2011. The decrease in accounts receivable is primarily attributable to our continued focus on improvement by efficiently managing working capital. Days sales outstanding remained consistent year over year at approximately 70 days. In addition to the net working capital source of cash in the twelve fiscal months of 2012 was $177.9 million of overall net cash inflows related to net income adjusted for non-cash items included in net income (loss) such as depreciation and amortization, amortization on restricted stock awards, foreign currency loss, loss on extinguishment of debt, deferred income tax income, excess tax deficiencies from stock based compensation, convertible debt instrument non cash interest charges, and the loss on the disposal of property.

Operating cash inflow of $97.8 million in 2011 reflects a net working capital use of $110.2 million driven principally by increases in inventories and receivables of $180.1 million and $53.9 million, respectively, which were partially offset by increases in accounts payable, accrued and other liabilities of $126.8 million. The increase in accounts receivable primarily reflects the increase in selling prices due to the increase in raw material costs. Days sales outstanding has remained constant year over year at about 71 days. The increase in inventory is primarily due to the increase in metal prices throughout the year. Inventory turns increased to 4.4 turns per year in 2011 as compared to 3.9 turns per year in 2010 due to the current year focus on reducing inventory levels by adjusting production. These cash outflows have been partially offset by increases in accounts payable, accrued and other liabilities which were primarily the result of incremental manufacturing activity due to an increase in demand and higher raw material cost inputs. More than offsetting this net working capital use of cash in the twelve fiscal months of 2011 was $208.0 million of overall net cash inflows related to net income adjusted for depreciation and amortization, amortization on restricted stock awards, foreign currency gains (losses), deferred income tax income, excess tax benefits from stock based compensation, convertible debt instrument non cash interest charges, and the gain on the disposal of property.

Cash flow used by investing activities was $26.7 million in the three fiscal months ended March 28, 2014, primarily reflecting $27.0 million of capital expenditures. We anticipate capital spending to be approximately $80 million to $100 million in 2014. Cash flow used by investing activities was $94.6 million in 2013 principally reflecting capital expenditures of $89.1 million.

Financing activities generated $49.5 million and $94.7 million of cash inflows in the three fiscal months ended March 28, 2014 and the three fiscal months ended March 29, 2013, respectively. The decrease in cash flow of financing activities is due to the payment of a quarterly cash dividend that totaled $0.18 per share of outstanding common stock or approximately $9.0 million to all common shareholders of record in the three fiscal months ended March 28, 2014 as well as stock repurchases of $30.7 million in the three fiscal months ended March 28, 2014.

Financing activities were $122.4 million of cash outflows in 2013 as compared to cash inflows of $289.6 million in 2012. The decrease in cash flow of financing activities is due to the settlement of the $355 million 2013 notes and the initiation of a regular quarterly dividend of $0.18 per quarter in 2013. During the year ended December 31, 2013, we paid in total approximately $26.7 million to all common shareholders of record. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors. In determining dividends, our Board of Directors takes into consideration items such as general business conditions, financial performance, projected cash flows and anticipated financing needs. Future payments of dividends is also subject to our revolving credit facility, the indentures governing the 2029 notes, 2015 notes and the 2022 notes, and the requirements of Delaware general corporation law. In addition, we purchased $19.5 million, or 597,531 of our common shares at an average price of $32.65 per share, during the year ended December 31, 2013. We evaluate various factors such as future operating cash flow requirements, other cash flow expectations, investment and financing strategic plans and the overall cost of capital to determine the appropriate levels of short and long-term debt to maintain. See “— Debt and Other Contractual Obligations” below for details.

Debt and Other Contractual Obligations

We had outstanding debt obligations of $1,468.0 million and $1,386.9 million as of March 28, 2014 and December 31, 2013, respectively, and we maintained approximately $740.9 million and $650 million of excess availability as of March 28, 2014 and December 31, 2013, respectively, under our various credit facilities around the world. We utilize short and long term debt to address working capital needs, debt repayments and interest as well as discretionary investments in internal product development, acquisitions, payment of dividends, repurchase of common stock and taxes. Short-term liquidity and working capital needs are generally supported through operating cash flows. We maintain ratings on our public debt; therefore, we have and expect to continue to obtain market rates on any new borrowings.

On September 25, 2012, we completed the issuance and sale of $600.0 million in aggregate principal amount of 2022 notes. The 2022 notes are jointly and severally guaranteed by each of our current and future U.S. subsidiaries that is a borrower or a guarantor under our revolving credit facility or certain of our or the guarantors’ other indebtedness. We used the proceeds of the 2022 notes to redeem all of our outstanding $200.0 million of 2017 notes that were to mature in April 2017. We used the balance of the proceeds for general corporate purposes, including repayment of borrowings under our revolving credit facility.

On July 21, 2011, we entered into a $400 million revolving credit facility, which was first amended in 2012 to increase the revolving credit facility size to $700 million and then subsequently amended and restated on September 6, 2013, to, among other things, increase the revolving credit facility to $1.0 billion, $630 million of which may be borrowed by the U.S. borrower, $300 million of which may be borrowed by the European borrowers and $70 million of which may be borrowed by the Canadian borrower. The revolving credit facility contains restrictions including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. The revolving credit facility provides us with flexibility and the restrictions in the revolving credit facility generally only apply in the event that our availability under the revolving credit facility falls below certain specific thresholds.

Failure to comply with any of the covenants, financial tests and ratios required by our existing or future debt obligations could result in a default under those agreements and under other agreements containing cross-default provisions, as defined in our revolving credit facility, 2029 notes, 2015 notes, 2022 notes and various other credit facilities maintained by our restricted subsidiaries. A default would permit lenders to cease making further extensions of credit, accelerate the maturity of the debt under these agreements and foreclose upon any collateral securing that debt. Indebtedness under our revolving credit facility is secured by: (a) for US borrowings under the revolving credit facility, a first priority security interest in substantially all of our domestic assets and, (b) for Canadian and European borrowings under the revolving credit facility, a first priority security interest in substantially all of our domestic and Canadian assets and certain assets of our Spanish, French and German subsidiaries party to the revolving credit facility. In addition, the lenders under our revolving credit facility have received a pledge of (i) 100% of the equity interests in substantially all of our domestic subsidiaries, and (ii) 65% of the voting equity interests in and 100% of the non-voting equity interests in certain of our foreign subsidiaries, including our Canadian subsidiaries and our Spanish, French and German subsidiaries party to the revolving credit facility. We also have incurred secured debt in connection with some of our European operations. The lenders under these European secured credit facilities also have liens on assets of certain of our European subsidiaries. As a result of these pledges and liens, if we fail to meet our payment or other obligations under any of our secured indebtedness, the lenders under the applicable credit agreement would be entitled to foreclose on substantially all of our assets and liquidate these assets. Broadly, cross-default provisions, would permit lenders to cause such indebtedness to become due prior to its stated maturity in the event a default is not cured for a period of time under the terms of one or more financing agreements, a change in control or a fundamental change.

As of March 28, 2014, December 31, 2013 and December 31, 2012, we were in compliance with all material debt covenants.

Our defined benefit plans at December 31, 2013 and 2012 were underfunded by $118.3 million and $163.7 million, respectively. Pension expense for our defined benefit pension plans for the three fiscal months ended March 28, 2014 was $3.7 million and cash contributions were approximately $3.3 million. In 2013, pension expense was $20.6 million and cash contributions were $11.2 million. We recorded an after-tax gain of $32.0 million in 2013 and an after-tax loss of $21.3 million in 2012 to accumulated other comprehensive income. We estimate our 2014 pension expense for our defined benefit pension plans will be approximately $14.9 million and cash contributions are expected to be approximately $13.2 million.

We anticipate being able to meet our obligations as they come due based on historical operating and financing experience and the expected availability of funds under our current credit facilities. At March 28, 2014, maturities of long-term debt during the twelve month periods beginning March 28, 2014 through March 29, 2019 and thereafter are $285.6 million, $128.4 million, $8.1 million, $0.9 million and $265.2 million, respectively, and $779.8 million thereafter. Our contractual obligations and commercial commitments as of December 31, 2013 (in millions of dollars) are summarized below:

	Payments Due by Period
Contractual obligations: (1,2)	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Total debt	$1,386.9	$250.3	$130.5	$226.8	$779.3
Convertible debt at maturity (3)	261.5	—	—	—	261.5
Interest payments on 2015 Notes	4.2	3.3	0.9	—	—
Interest payments on 2022 Notes	301.9	34.5	69.0	69.0	129.4
Interest payments on 2029 Notes	220.9	19.3	38.6	38.6	124.4
Operating leases (4)	150.9	40.3	67.3	29.4	13.9
Purchase obligations (5)	9.8	9.8	—	—	—
Defined benefit pension obligations (6)	186.1	17.5	35.1	35.9	97.6
Postretirement benefits	5.0	0.7	1.2	1.1	2.0
Unrecognized tax benefits, including interest and penalties (7)	—	—	—	—	—

Total	$2,527.2	$375.7	$342.6	$400.8	$1,408.1

(1)	This table does not include interest payments on our revolving credit facilities because the future amounts are based on variable interest rates and the amount of the borrowings under the revolving credit facility fluctuate depending upon our working capital requirements.
(2)	This table does not include derivative instruments as the ultimate cash outlays cannot be reasonably predicted. See “Note 10 — Financial Instruments” to our annual audited consolidated financial statements included in this prospectus and “— Quantitative and Qualitative Disclosures about Market Risk” for additional information.
(3)	Represents the debt discount on our 2029 notes as a result of adopting provisions of ASC 470 — Debt. See “Note 2 — Summary of Significant Accounting Policies” to our annual audited consolidated financial statements included in this prospectus for additional information.
(4)	Operating lease commitments are described under “— Off Balance Sheet Assets and Obligations.”
(5)	Represents our firm purchase commitments on our forward pricing agreements as disclosed in “Note 10 — Financial Instruments” to our annual audited consolidated financial statements included in this prospectus.

(6)	Defined benefit pension obligations reflect actuarially projected benefit payments which may differ from funding requirements based on local laws and regulations through 2023.
(7)	Unrecognized tax benefits of $72.8 million have not been reflected in the above table due to the inherent uncertainty as to the amount and timing of settlement, which is contingent upon the occurrence of possible future events, such as examinations and determinations by various tax authorities.

Off Balance Sheet Assets and Obligations

We have entered into various operating lease agreements related principally to certain administrative, manufacturing and distribution facilities and transportation equipment. At March 28, 2014, future minimum rental payments required under non-cancelable lease agreements during the twelve month periods beginning March 28, 2014 through March 29, 2019 and thereafter are $38.9 million, $36.7 million, $31.5 million, $21.4 million and $7.5 million, respectively, and $11.0 million thereafter. Future minimum rental payments required under non-cancelable lease agreements at December 31, 2013 were as follows: 2014 — $40.3 million, 2015 — $35.5 million, 2016 — $31.8 million, 2017 — $21.4 million, 2018 — $8.0 million and thereafter $13.9 million. Rental expense recorded in income from continuing operations was $47.0 million, $29.8 million and $20.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

As of March 28, 2014, we had $85.3 million in letters of credit, $181.8 million in various performance bonds and $323.8 million in other guarantees outstanding. As of December 31, 2013, we had $150.7 million in letters of credit, $249.3 million in various performance bonds and $380.5 million in other guarantees outstanding. Other guarantees include bank guarantees and advance payment bonds. These letters of credit, performance bonds and guarantees are periodically renewed and are generally related to risk associated with self-insurance claims, defined benefit plan obligations, contract performance, quality and other various bank and financing guarantees. Advance payment bonds are often required by customers when we obtain advance payments to secure the production of cable for long-term contracts. The advance payment bonds provide the customer protection on their deposit in the event that we do not perform under the contract. See “— Liquidity and Capital Resources” for excess availability under our various credit borrowings.

See “— Liquidity and Capital Resources — Debt and Other Contractual Obligations,” for information on debt-related guarantees.

Environmental Matters

Our expenditures for environmental compliance and remediation amounted to approximately $0.9 million and $0.6 million for the three fiscal months ended March 28, 2014 and March 29, 2013, respectively, and $3.6 million, $3.5 million and $3.3 million in 2013, 2012 and 2011, respectively. In addition, certain of our subsidiaries have been named as potentially responsible parties in proceedings that involve environmental remediation. We had accrued $2.8 million and $3.1 million at March 28, 2014 and December 31, 2013, respectively, for all environmental liabilities. Environmental matters are described in “Business — Legal Proceedings” and “Note 18 — Commitments and Contingencies” to our quarterly unaudited condensed consolidated financial statements and our annual audited consolidated financial statements included in this prospectus. While it is difficult to estimate future environmental liabilities, we do not currently anticipate any material adverse effect on results of operations, cash flows or financial position as a result of compliance with federal, state, local or foreign environmental laws or regulations or remediation costs.

Legal Matters

Refer to “Note 18 — Commitments and Contingencies” to our quarterly unaudited condensed consolidated financial statements and our annual audited consolidated financial statements included in this prospectus for review of our litigation contingencies.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is provided in “Note 2 — Summary of Significant Accounting Policies” to our annual audited consolidated financial statements included in this prospectus. In the three fiscal months ended March 28, 2014, there have been no significant changes to these policies. The application of these policies requires management to make estimates and judgments that affect the amounts reflected in the consolidated financial statements. Management bases its estimates and judgments on historical experience, information that is available to management about current events and actions we may take in the future and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The most critical judgments impacting the financial statements include those policies described below. In addition, significant estimates and judgments include allowances for accounts receivable and deferred income taxes; legal; inventory costing and valuation; share-based compensation; uncertain tax positions; assets and obligations related to pension and other postretirement benefits; goodwill and intangible valuations; financial instruments; and revenue recognized under the percentage-of-completion method. There can be no assurance that actual results will not differ from these estimates.

Revenue Recognition

The majority of our revenue is recognized when goods are shipped to the customer, title and risk of loss are transferred, pricing is fixed or determinable and collectability is reasonably assured. Most revenue transactions represent sales of inventory. A provision for payment discounts, product returns, warranty and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized. We have a portion of long-term product installation contract revenue that is recognized based on the percentage-of-completion method generally based on the cost-to-cost method if there are reasonably reliable estimates of total revenue, total cost, and the extent of progress toward completion; and there is an enforceable agreement between parties who can fulfill their contractual obligations. Management reviews contract price and cost estimates periodically as the work progresses and reflects adjustments proportionate to the percentage-of-completion to income in the period when those estimates are revised. For these contracts, if a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined.

Accounts Receivable

The accounts receivable balance is recorded at the stated amount, less allowances for doubtful accounts, price discounts, and returns. At the time of the sale and at each quarter, we evaluate the accounts receivable balance to determine a best estimate for doubtful accounts, price discounts, and returns. We review general historical trends in the account, customer overdue balances, high risk accounts that have been specifically identified based on historical and current customer patterns, contractual obligations, and current economic conditions to determine an estimate for these allowances.

Inventory Costing and Valuation

We value approximately 85% of our inventory using the average cost method and all remaining inventories are valued using the first-in, first-out (FIFO) method. To determine if a lower of cost or market adjustment is required we evaluate evidence to indicate if the cost will be recovered with an approximately normal profit upon sale in the ordinary course of business based on product groupings within the reportable segments. Metal costs, particularly copper and aluminum costs, are significant to our overall costs in inventory. Factors such as technological innovations, future demand trends, pricing environment, inventory levels and turns and specific identification of inventory items, such as regulatory-related changes or changes in engineering or material, are considered in the obsolete and slow moving inventory analysis.

Pension Accounting

We provide retirement benefits through contributory and non-contributory qualified and non-qualified defined benefit pension plans covering eligible domestic and international employees as well as through defined contribution plans and other postretirement benefits. Benefits under our qualified U.S. defined benefit pension plan generally are based on years of service multiplied by a specific fixed dollar amount, and benefits under our qualified non-U.S. defined benefit pension plans generally are based on years of service and a variety of other factors that can include a specific fixed dollar amount or a percentage of either current salary or average salary over a specific period of time. The amounts funded for any plan year for the qualified U.S. defined benefit pension plan are neither less than the minimum required under federal law nor more than the maximum amount deductible for federal income tax purposes. Our non-qualified unfunded U.S. defined benefit pension plans include a plan that provides defined benefits to select senior management employees beyond those benefits provided by other programs. Our non-qualified unfunded non-U.S. defined benefit pension plans include plans that provide retirement indemnities to employees within our European and Mediterranean and ROW businesses. Pension obligations for the non-qualified unfunded defined benefit pension plans are provided for by book reserves and are based on local practices and regulations of the respective countries. We make cash contributions for the costs of the non-qualified unfunded defined benefit pension plans as the benefits are paid.

Benefit costs for the defined benefit pension plans sponsored by us are determined based principally upon certain actuarial assumptions, including the discount rate and the expected long-term rate of return on plan assets. The weighted-average discount rate used to determine the net pension expense for 2013 was 4.12% for the U.S. defined benefit pension plans. The weighted-average discount rate as of December 31, 2013 that was used to determine benefit obligations was 4.85% for the U.S. defined benefit pension plans, and was determined based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency which are expected to be available during the period to maturity of the projected pension benefit obligations and based on information received from actuaries. The weighted-average discount rate used to determine the net pension cost for 2013 was 4.26% for the non-U.S. defined benefit pension plans. Non-U.S. defined benefit pension plans followed a similar evaluation process based on financial markets in those countries where we provide a defined benefit pension plan, and the weighted-average discount rate used to determine benefit obligations for our non-U.S. defined benefit pension plans was 4.36% as of December 31, 2013. Our expense under both U.S. and non-U.S. defined benefit pension plans is determined using the discount rate as of the beginning of the fiscal year, and as a result, 2014 expense for the defined benefit pension plans will be based on the weighted-average discount rate of 4.85% for U.S. plans and 4.36% for non-U.S. plans.

The weighted-average long-term expected rate of return on assets is based on input from actuaries, including their review of historical 10-year, 20-year, and 25-year rates of inflation and real rates of return on various broad equity and bond indices in conjunction with the diversification of the asset portfolio. Our overall investment strategy is to diversify our investments for the qualified U.S. defined benefit pension plan based on an asset allocation assumption of 65% allocated to equity investments, with an expected real rate of return of 8%, and 35% to fixed-income investments, with an expected real rate of return of 2%, and an assumed long-term rate of inflation of 3%. Equity investments primarily include investments in large-cap and mid-cap companies primarily located in the United States.

The determination of pension expense for the qualified defined benefit pension plans is based on the fair market value of assets as of the measurement date. Investment gains and losses are recognized in the measurement of assets immediately. Such gains and losses will be amortized and recognized as part of the annual benefit cost to the extent that unrecognized net gains and losses from all sources exceed 10% of the greater of the projected benefit obligation or the market value of assets.

We evaluate our actuarial assumptions at least annually, and adjust them as necessary. We use a measurement date of December 31 for all of our defined benefit pension plans. In 2013, pension expense for our defined benefit pension plans was $20.6 million. Based on a weighted-average expected rate of return on plan assets of 6.66%, a weighted-average discount rate of 4.21% and various other assumptions, we estimate our 2014 pension expense for our defined benefit pension plans will decrease to approximately $14.9 million. A 1% decrease in the assumed discount rate would increase pension expense by approximately $5.5 million. Future pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the plans. In the event that actual results differ from the actuarial assumptions, the funded status of the defined benefit pension plans may change and any such change could result in a charge or credit to equity and an increase or decrease in future pension expense and cash contributions.

Our investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk are described in further detail in “Note 12 — Employee Benefit Plans” to our annual audited consolidated financial statements included in this prospectus.

Income Taxes

We are subject to income tax in numerous United States federal, state, and foreign jurisdictions. Significant judgments and estimates are inherent in determining our consolidated income tax expense, current tax payable, deferred tax assets and liabilities, and liabilities for uncertain tax positions. Future events such as changes in business conditions, tax legislation, tax audit resolutions, or foreign earnings repatriation plans could materially impact these estimates and our tax position.

Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. At December 31, 2013, we recorded a net deferred tax liability of $168.8 million ($49.3 million net current deferred tax asset less $218.1 million net long term deferred tax liability). The valuation of deferred tax assets is dependent on, among other things, our ability to generate a sufficient level of future taxable income. In estimating future taxable income, we have considered both positive and negative evidence, such as historical and forecasted results of operations, including prior losses, and has considered the implementation of prudent and feasible tax planning strategies. As of December 31, 2013, we recorded a valuation allowance of $93.8 million to reduce deferred tax assets to the amount judged more likely than not to be realized. We have and will continue to review on a quarterly basis our assumptions and tax planning strategies, and, if the amount of the estimated realizable deferred tax assets is less than the amount currently on the balance sheet, we will reduce our deferred tax asset, recognizing a non-cash charge against reported earnings. Likewise, if we determine that a valuation allowance against a deferred tax asset is no longer appropriate, the adjustment to the valuation allowance would reduce income tax expense.

We operate in multiple jurisdictions with complex tax policies and regulations. In certain jurisdictions, we have taken tax positions that we believe are supportable, but which could be subject to challenge by the tax authorities. These tax positions are evaluated and liabilities for uncertain tax positions are established in accordance with the ASC 740 — Income Taxes tax accounting guidance. The status of uncertain tax positions is reviewed in light of changing facts and circumstances, such as tax audits, rulings, and case law, and the related liabilities are adjusted accordingly.

We continuously monitor the deferred tax position of all business units to determine whether a valuation allowance should be recorded. Full valuation allowances are currently recorded against deferred tax assets in nine significant business units. We are closely monitoring the deferred tax asset situation in New Zealand. The New Zealand business unit has been operating at marginal profitability in recent years due to depressed economic conditions and increased competition in the local market. After weighing all positive and negative evidence and factoring in prudent and feasible tax planning strategies, management has judged that it is more likely than not that a future tax benefit for the New Zealand business’s $5.6 million of net deferred tax assets will be realized. Future deterioration in the New Zealand unit’s profitability could result in the need to record a valuation allowance against its deferred tax assets in a subsequent period.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line item in the consolidated balance sheet.

Long-Lived Assets, Goodwill and Impairment

The valuation and classification of long-lived assets and the assignment of useful depreciable and amortizable lives and salvage values involve significant judgments and the use of estimates. The testing of these long-lived assets for impairment also requires a significant amount of judgment and assumptions, particularly as it relates to identification of asset groups and the determination of fair market value. We periodically evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on historical operating results, forecasts, general and industry trends and anticipated cash flows. Impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and, when warranted, revise such estimates based on current events.

Goodwill and intangible assets with indefinite useful lives are not amortized, but are reviewed at least annually for impairment. We typically complete our annual impairment test within the fourth quarter of each year. In addition, we evaluate the carrying value between the valuations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Events or circumstances may include, but are not limited to, a significant change in legal factors or in the business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, possible sale or disposal of a reporting unit or a significant portion of a reporting unit, significant changes in financial projections or significant changes in the market capitalization.

During the evaluation of impairment, we compare the fair value of the reporting unit to our carrying amount to determine if there is potential goodwill impairment. Our impairment testing for goodwill and indefinite-lived intangibles is performed separately. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of the goodwill. The impairment test for our indefinite-lived intangible assets involves comparing the fair value of the intangibles to their carrying values. If the carrying amount of an intangible asset with an indefinite life exceeds its fair value, an impairment loss would be recognized in the amount equal to the excess. If this fair value is less than the reporting unit’s carrying value, a second step is required to measure the amount of impairment, if any. If the fair value of a reporting unit exceeds its carrying value, the second step is not required. Our market capitalization is a consideration during the annual impairment test. The reporting unit comprising the goodwill is only a portion of the entire company. We must apply assumptions to compare our market capitalization to the reporting unit being assessed. First, a portion of the market capitalization is allocated to the reporting unit. This value is then increased by a control premium. To develop the control premium assumption, management considered other recent transactions within the industry and the control premium realized in those transactions.

To determine the fair value of the reporting unit at the interim dates and the annual impairment testing date, we employ an income and market-based approach with each being weighted equally. Under the income approach, we use a discounted cash flow method to calculate the fair value based on the present value of estimated future cash flows. Assumptions used in the discounted cash flow method, such as forecasted operating results, expected growth rates, working capital needs, tax rates, and cost of capital, are based on the current market conditions and are consistent with internal management projections. The cost of capital rate selected is based on consideration of the risks inherent in the investment and market rates of return available from alternative investments of similar type and quality as of the valuation date. The guideline public company method is used for the market approach. The approach provides an estimate of value using multiples of earnings derived from the market values of publicly traded companies in the cable and wire industry. In addition to the selection of guideline companies, the market approach includes an analysis of our financial and operating performance, risk, profitability, and growth as compared to the reporting unit.

Third Quarter of Fiscal 2013 Interim Impairment Test

In September 2013, we began the review of the 2014 plan projections for the PDIC reporting unit. Based on preliminary results we noted the projected results for the 2013 forecast and the 2014 plan were significantly below the projections used for the 2012 impairment process, perhaps indicating a change in the business climate. Therefore, we decided to complete the 2013 goodwill and indefinite-lived intangible assets impairment analysis as of September 27, 2013 due to this impairment indicator for the PDIC reporting unit. We updated the goodwill and indefinite-lived intangible assets impairment analysis as of October 31, 2013, the annual impairment testing date. The results for the interim and the annual goodwill and indefinite-lived intangible assets impairment analysis are detailed below.

We performed the first step of the goodwill impairment assessment. In Step 1 of the goodwill impairment test, we compared the fair value of the reporting unit, the entities purchased in the October 31, 2007 PDIC acquisition, to its carrying amount, including goodwill as of September 27, 2013. Based on the results of the valuation, the fair value of the reporting unit exceeded the carrying value; therefore, it was determined that no impairment existed. Step 2 was not required.

Our interim impairment test, as of September 27, 2013, for both goodwill and indefinite lived intangibles assets, indicated there was no impairment. The carrying value of the goodwill at the PDIC reporting unit was $165.1 million as of September 27, 2013. While we believe that the assumptions and estimates utilized in the testing are appropriate, multiples of earnings, future changes in judgments, assumptions and estimates that are used in our annual impairment testing, including discount and tax rates, future cash flow projections, or our stock price, could result in significantly different estimates of fair value. For the September 2013 impairment analysis, we used a discount rate of 11.5% and a residual growth rate of 4.6%. The discount rate used in the prior year was 12%. The decrease was primarily due to lower relevered betas expected for comparable business or economic fundamentals impacting the reporting unit compared to the prior year. The residual growth rate decreased compared with the rate utilized in the 2012 impairment analysis due to lower expected long-term GDP growth for countries in which the reporting unit operates. As noted, changes in these estimates and assumptions could materially affect the results of Step 1 of the goodwill impairment tests. For example, an increase in the discount rate of 100 basis points or a decrease in the residual growth rate of 110 basis points would result in a decrease to the fair value of $62 million and $27 million, respectively. The fair value would still exceed the carrying value if these changes were made when employing an income and market-based approach. Overall, a decrease of 5% in the estimated fair value of any of our reporting units would not result in a failure of Step 1.

Fiscal 2013 Annual Impairment Test

Our annual impairment test, as of October 31, 2013, for both goodwill and indefinite lived intangibles assets, indicated there was no impairment. The carrying value of the goodwill at the PDIC reporting unit was $161.6 million as of December 31, 2013. While we believe that the assumptions and estimates utilized in the testing are appropriate, multiples of earnings, future changes in judgments, assumptions and estimates that are used in our annual impairment testing, including discount and tax rates, future cash flow projections, or our stock price, could result in significantly different estimates of fair value. For the 2013 annual impairment analysis, we used a discount rate of 11.5% and a residual growth rate of 4.6%. The assumptions were consistent with the interim impairment test as of September 27, 2013. As noted, changes in these estimates and assumptions could materially affect the results of Step 1 of the goodwill impairment tests. For example, an increase in the discount rate of 100 basis points or a decrease in the residual growth rate of 110 basis points would result in a decrease to the fair value of $63 million and $27 million, respectively. The fair value would still exceed the carrying value if these changes were made when employing an income and market-based approach. Overall, a decrease of 4% in the estimated fair value of any of our reporting units would not result in a failure of Step 1.

At December 31, 2013, we noted there were no events that occurred or circumstances that changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount. At December 31, 2013, our market capitalization was less than our net assets but consistent with the market capitalization at the goodwill impairment testing performed as of October 31, 2013; therefore, no additional impairment indicators were noted.

We performed the first step of the indefinite-lived intangible assets impairment test. In Step 1 of the impairment test, we determined the fair value of the indefinite-lived intangible assets exceeded their carrying value; therefore, it was determined that no impairment existed. Step 2 was not required.

First Quarter of Fiscal 2014 Interim Impairment Test

As described above, at October 31, 2013 and December 31, 2013 the estimated fair value of the goodwill at our PDIC reporting unit and the indefinite-lived intangible assets exceeded their corresponding carrying amount including recorded goodwill; however, in the three fiscal months ended March 28, 2014 the following events occurred which reduced the fair value of the reporting unit and the indefinite-lived intangible tradename associated with the PDIC acquisition, referred to as “tradename:”

•	Except certain cost of sales related to copper inventory, all of the BsF denominated revenues and expenses for future periods will reflect remeasurement using the SICAD 1 rate (10.8 BsF per U.S. dollar at March 28, 2014) versus the prior official rate of 6.30 BsF per U.S. dollar. Due to the changes in the currency exchange system and the rate used to remeasure the consolidated financial statements of the Venezuelan entity as of March 28, 2014, our estimated future operating results will be lower than historical and previously projected future profit levels. Refer to “Note 21 — Venezuelan Operations” in our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional information.

•	In the three fiscal months ended March 28, 2014, the Venezuelan President used decree power to pass the Law of Costs, Earnings, and Fair Profits, which became effective in January 2014, authorizing, among other things, the Venezuelan government to set maximum pricing limits in the private sector. Therefore, the majority of our product portfolio in Venezuela is subject to price controls, which may restrict our ability to increase prices more than 30% higher than product costs. Until this law is removed or revised to allow for a higher level of pricing, the Venezuelan operating profit margin is expected to be lower than historical and previously projected future profit levels. In addition, ongoing labor negotiations and expected continuing social unrest in Venezuela are expected to result in lower than historical and previously projected future profit levels. Refer to “Note 21 — Venezuelan Operations” in our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional detail.

•	During the first quarter of 2014, we experienced a significant decline in our stock price, resulting in our market capitalization falling below our book value.

Based on the decrease of our cash flow projections for the PDIC reporting unit, we completed an impairment test for the tradename. The fair value of the tradename is based on the discounted cash flows the tradename can be expected to generate in the future. Based on the results of the valuation, the carrying amount of the tradename exceeded the fair value. The impairment valuation resulted in a $93.4 million impairment charge related to the tradename in the ROW operating segment. The impairment charge has been recorded in the indefinite-lived intangible asset impairment charge caption on the condensed consolidated statements of operations and comprehensive income (loss). The remaining value of the indefinite-lived intangible tradename associated with the PDIC reporting unit recorded in the consolidated balance sheet at March 28, 2014 was $32.2 million. At March 28, 2014 the fair value of the tradename is equal to its carrying amount and any adverse change to the key assumptions used to measure discounted cash flows could result in a decrease in fair value that may result in additional indefinite long-lived asset impairment charges.

Based upon the combination of the above factors we concluded that goodwill impairment indicators existed as of March 28, 2014. As a result, we performed an interim goodwill impairment analysis as of March 28, 2014. We have engaged an outside valuation advisor to assist in valuing our reporting unit and preparing the goodwill impairment analysis. To determine the fair value of the reporting unit, we employ an income and market-based approach with each being weighted equally. Under the income approach, we use a discounted cash flow method to calculate the fair value based on the present value of estimated future cash flows. Assumptions used in the discounted cash flow method, such as forecasted operating results, expected growth rates, working capital needs, tax rates, and cost of capital, are based on the current market conditions and are consistent with internal management projections. The cost of capital rate selected is based on consideration of the risks inherent in the investment and market rates of return available from alternative investments of similar type and quality as of the valuation date. The guideline public company method is used for the market approach. The approach provides an estimate of value using multiples of earnings derived from the market values of publicly traded companies in the cable and wire industry. In addition to the selection of guideline companies, the market approach includes an analysis of our financial and operating performance risk, profitability, and growth as compared to the reporting unit.

We performed the first step of the goodwill impairment assessment. In Step 1 of the goodwill impairment test, we compared the fair value of the reporting unit, the entities purchased in the October 31, 2007 PDIC acquisition, to its carrying amount, including goodwill of $154.5 million. Based on the results of the valuation, the carrying amount of the reporting unit exceeded the fair value. As a result, we are required to perform Step 2 of the goodwill impairment test to determine the amount, if any, of goodwill impairment charges to be recorded by us. The Step 2 analysis requires us to perform a theoretical purchase price allocation for the reporting unit to determine the implied fair value of goodwill and to compare the implied fair value of goodwill to the recorded amount of goodwill. The estimate of fair value requires significant judgment. Based on the results of Step 1 of the impairment analysis and the preliminary results of Step 2, we believe that an impairment loss is probable and based on a preliminary estimate, after consultation with a third party valuation specialist, we recognized an impairment charge equal to the total recorded PDIC goodwill of $155.1 million in the ROW operating segment. The impairment charge has been recorded in the goodwill impairment charge caption on the condensed consolidated statements of operations and comprehensive income (loss). This measurement of impairment loss is an estimate as of March 28, 2014. Upon completion of the Step 2 requirements, the initial charge may be updated to reflect a modification of the initial impairment estimate in the second quarter of 2014. Any adjustment to the impairment charge, which we do not expect to be material, would be recorded in the condensed consolidated financial statements in the second quarter of 2014.

Intangible assets that are not deemed to have indefinite lives are amortized over their useful lives.

Share-Based Compensation

There are certain employees with various forms of share-based payment awards for which we recognize compensation costs for these awards based on their fair values. The fair values of certain awards are estimated on the grant date using the Black-Scholes option pricing formula, which incorporates certain assumptions regarding the expected term of an award and expected stock price volatility. We will develop the expected term assumptions based on the vesting period and contractual term of an award, historical exercise and post-vesting cancellation experience, stock price history, plan provisions that require exercise or cancellation of awards after employees terminate, and the extent to which currently available information indicates that the future is reasonably expected to differ from past experience. We develop the expected volatility assumptions based on the monthly historical price data from our common stock and other economic data trended into future years. After calculating the aggregate fair value of an award, we use an estimated forfeiture rate to discount the amount of share-based compensation costs to be recognized in the operating results over the service period of the award. We develop the forfeiture assumption based on our historical pre-vesting cancellation experience. Key assumptions are described in further detail in “Note 14 — Share-Based Compensation” to our annual audited consolidated financial statements included in this prospectus.

New Accounting Standards

A discussion of recently issued accounting pronouncements is described in “Note 2 — Summary of Significant Accounting Policies” to our annual audited consolidated financial statements included in this prospectus, and we incorporate such discussion in this MD&A by reference and make it a part hereof. In the three fiscal months ended March 28, 2014, there have been no recent accounting pronouncements that are expected to have a significant effect on our consolidated financial statements.

Venezuelan Operations

The Venezuelan government has maintained currency controls and a fixed official exchange rate since February 2003. The Commission for the Administration of Foreign Exchange (CADIVI) until recently controlled the sale and purchase of foreign currency in Venezuela. In 2011, CADIVI established an official exchange rate of 4.30 Venezuelan BsF to 1 U.S. dollar, referred to as the “prior official rate.” On February 13, 2013 the Venezuelan government announced the devaluation of its currency from 4.30 BsF per U.S. dollar to 6.30 BsF per U.S. dollar, referred to as the “official rate.”

In March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system authorizing certain companies that operate in designated industry sectors to exchange a limited volume of bolivars for dollars at a bid rate established via weekly auctions under the Complementary System of Foreign Currency Acquirement, referred to as “SICAD 1.” These auctions began weekly in October 2013 and the Central Bank of Venezuela began publishing the average exchange rate resulting from the weekly SICAD 1 auctions in December 2013.

On January 24, 2014, the Venezuelan government announced the establishment of a dual exchange rate system. A rate of 6.30 BsF per U.S. dollar will be applied to priority sectors, while other sectors of the economy are eligible to apply an exchange rate determined based on the results of the Venezuelan central bank’s system of weekly currency auctions, SICAD 1, to a wider range of transactions. In January 2014, the Venezuelan government also announced the replacement of CADIVI with a new foreign currency administration, the National Center for Foreign Commerce (CENCOEX). An entity may seek approval to transact through the CENCOEX mechanism at the official rate; however, we understand that certain transactions may be approved at the latest published SICAD 1 rate depending on an entity’s facts and circumstances. The approximate SICAD 1 rate at March 28, 2014 was 10.8 BsF per U.S. dollar.

On February 19, 2014, the Venezuelan government announced plans for another currency exchange mechanism, referred to as “SICAD 2,” which allows authorized foreign exchange operators, such as regulated banks and capital market brokers, to act as intermediaries in the sale of acquisitions of foreign currency. Once regulated, this may facilitate easier access to foreign currency. The SICAD 2 rate is intended to more closely resemble a market-driven exchange rate compared to the rates provided by Venezuela’s other regulated exchange mechanisms. SICAD 2 became effective on March 24, 2014 and the approximate SICAD 2 rate at March 28, 2014 was 50 BsF per U.S. dollar.

The functional currency of our subsidiary in Venezuela is the U.S. dollar. Due to the impact of the devaluation on February 13, 2013, we recorded a pre-tax charge of $40.9 million in the year ended December 31, 2013 primarily related to the remeasurement of the local Venezuelan balance sheet on the date of the devaluation at the 6.30 BsF per U.S. dollar rate. At December 31, 2013, we were still able to import copper at the official rate. In 2013, we remeasured the monetary assets and liabilities denominated in bolivars of our Venezuelan subsidiary at the official rate.

In the three fiscal months ended March 28, 2014, limited amounts of dollars were approved at the official rate, including $2.2 million which was approved for payment of copper imports that were authorized in 2013 at the rate of 6.30 BsF per U.S. dollar, the official rate, and $0.8 million that was authorized at the 4.30 BsF per U.S. dollar rate. There were approximately $42.8 million of U.S. dollar payables which we expect to settle at the official rate.

As of March 28, 2014, our industry group, and hence General Cable, was not eligible for participation in the SICAD 1 auctions. If we become eligible for SICAD 1 auction, that is, the wire and cable industry is named an eligible bidder in an auction called by CENCOEX, we would be eligible to purchase U.S. dollars but likely in government restricted amounts. There are uncertainties as to the restrictions placed on eligible participants and the amount of U.S. dollars available for purchase through the auction process, However, when the Venezuelan government issued Exchange Agreement No. 25 on January 24, 2014, it indicated that the published exchange rate resulting from the latest SICAD 1 auction would be used for certain transactions and activities that previously were subject to the official rate of 6.30 BsF per U.S. dollar, including foreign investments.

After consultation with Venezuelan legal counsel, our management has determined as of March 28, 2014 that “foreign investments” in Exchange Agreement No. 25 should be interpreted to mean that future dividend remittances would be transacted at the exchange rate established through the SICAD 1 auction process, and should be used as the exchange rate required to remeasure our net monetary assets, after giving consideration to the U.S. dollar-denominated payables noted above which we expect the Venezuelan government to approve and settle by using U.S. dollars obtained at the official rate.

Recognizing there is considerable uncertainty as to the nature of transactions that will flow through SICAD 1 auction and how SICAD 1 auction will operate in the future, effective with the fiscal quarter ended March 28, 2014, we expect that the majority of Venezuelan subsidiary’s net monetary assets will be remeasured at the SICAD 1 rate since that is the rate we now believe, based in part on the advice of Venezuelan legal counsel, will be applicable for future dividend remittances. Although the CENCOEX approval process for U.S. dollar copper payments has been very slow, we continue to believe that transactions for imports of essential goods, such as copper purchases needed for the production of wire and cable, will be settled at the official rate and we expect to continue to receive authorizations and payments at this rate, which we will use for remeasuring the applicable U.S. dollar-denominated liabilities. In applying the SICAD 1 exchange rate of 10.8 BsF per U.S. dollar to certain of our monetary assets and liabilities, we recorded a devaluation charge of $83.1 million for the three fiscal months ended March 28, 2014 which was included in other income (expense) within the condensed consolidated statements of operations and comprehensive income (loss).

We do not intend to utilize the SICAD 2 foreign exchange mechanism at the prevailing exchange rates. We have assessed a number of factors, including the limited number of SICAD 2 auctions held to date, our ability to access the SICAD 2 exchange to date, the restrictions placed on eligible participants, the amount of U.S. dollars available for purchase through the auction process, and the historical lack of official information about the resulting SICAD 2 rate. At this time, based upon our assessment, we do not believe it would be appropriate to use rates from the SICAD 2 exchange system for financial reporting purposes at March 28, 2014.

In addition to the aforementioned exchange controls, the Venezuelan President used decree power to pass the Law of Costs, Earnings, and Fair Profits, which became effective in January 2014, authorizing, among other things, the Venezuelan government to set maximum pricing limits in the private sector. Therefore, the majority of our product portfolio in Venezuela is subject to price controls, which may restrict our ability to increase prices more than 30% higher than product costs. Until this law is removed or revised to allow for a higher level of pricing, the Venezuelan operating profit margin is expected to be lower than historical and previously projected future profit levels. In addition, ongoing labor negotiations and expected continuing social unrest in Venezuela are expected to result in lower than historical and previously projected future profit levels.

The Venezuelan subsidiary is a part of the PDIC reporting unit. At December 31, 2013, the estimated fair value of the goodwill and other indefinite-lived intangibles at our PDIC reporting unit exceeded its corresponding carrying amount including recorded goodwill and other indefinite-lived intangibles. However, due to the estimated decline in the operating results of the Venezuelan subsidiary related to the Venezuelan government’s new foreign exchange laws, price controls and social unrest, we have completed a Step 1 impairment assessment. See “— Critical Accounting Policies and Estimates — Long-Lived Assets, Goodwill and Impairment” and “Note 6 — Goodwill and Other Intangible Assets” in our quarterly unaudited condensed consolidated financial statements included in this prospectus for additional information.

At March 28, 2014, December 31, 2013 and December 31, 2012, our total assets in Venezuela were $222.4 million, $367.3 million and $348.2 million and total liabilities were $78.5 million, $102.7 million and $108.2 million, respectively. At March 28, 2014, December 31, 2013 and December 31, 2012, total assets included BsF denominated monetary assets of $151.9 million, $238.3 million and $202.2 million, which consisted primarily of $113.9 million, $194.0 million and $142.1 million of cash, and $30.0 million, $39.6 million and $56.9 million of accounts receivable, respectively. At March 28, 2014, December 31, 2013 and December 31, 2012, total liabilities included BsF denominated monetary liabilities of $35.7 million, $65.1 million and $73.2 million, which consisted primarily of accounts payable and other current and non-current accruals, respectively.

Our sales in Venezuela were 3% of consolidated net sales for the three fiscal months ended March 28, 2014 and March 29, 2013. Operating income in Venezuela was 19% and 18% of consolidated operating income for the three fiscal months ended March 28, 2014 and March 29, 2013, respectively. Sales in Venezuela were 4% of our consolidated net sales for each of the years ended December 31, 2013 and 2012. Operating income in Venezuela was 31% and 29% of our consolidated operating income for the year ended December 31, 2013 and 2012, respectively.

For the three fiscal months ended March 28, 2014, 100% of Venezuela’s sales were BsF denominated. For the three fiscal months ended March 28, 2014, Venezuela’s cost of sales were approximately 54% BsF denominated and approximately 46% U.S. dollar denominated. For the three fiscal months ended March 29, 2013, Venezuela’s sales and cost of sales were approximately 100% and 41% BsF denominated and approximately 0% and 59% U.S. dollar denominated, respectively. For the year ended December 31, 2013, Venezuela’s sales and cost of goods sold were approximately 99% and 41% BsF denominated and approximately 1% and 59% U.S. dollar denominated, respectively. For the year ended December 31, 2012, Venezuela’s sales and cost of goods sold were approximately 98% and 39% BsF denominated and approximately 2% and 61% U.S. dollar denominated, respectively.

During the three fiscal months ended March 28, 2014, we settled $3.0 million U.S. dollar denominated intercompany payables and accounts payable in Venezuela. Of the $3.0 million settled in the three fiscal months ended March 28, 2014, $2.2 million was authorized for payment of copper imports at the rate of 6.30 BsF per U.S. dollar and $0.8 million was authorized at the rate of 4.30 BsF per U.S. dollar. At March 28, 2014, there were approximately $42.8 million of U.S. dollar payables which we expect to settle at the official rate. Approximately $20.8 million of the requested settlements have been outstanding less than 90 days and $22.0 million have been outstanding over 90 days. Currency exchange controls in Venezuela continue to limit our ability to repatriate funds from Venezuela. We do not consider the net assets of Venezuela to be integral to our ability to service our debt and operational requirements.

During the three fiscal months ended March 29, 2013, we settled $7.1 million of U.S. dollar denominated intercompany payables and accounts payable in Venezuela at the rate of 4.30 BsF per U.S. dollar. Settlements were made at the rate of 4.30 BsF per U.S. dollar on U.S. dollar denominated intercompany payables and accounts payable in the three fiscal months ended March 29, 2013 because the authorization for copper imports was submitted prior to the devaluation on February 13, 2013.

During the years ended December 31, 2013 and 2012, we settled $55.9 million and $83.3 million of U.S. dollar denominated intercompany payables and accounts payable in Venezuela, respectively. For the year ended December 31, 2013, settlements were made at the rate of 4.30 BsF per U.S. dollar on U.S. dollar denominated intercompany payables and accounts payable. Settlements were made at the rate of 4.30 BsF per U.S. dollar on U.S. dollar denominated intercompany payables and accounts payable in the year ended December 31, 2013 because the authorization for copper imports was submitted prior to the devaluation on February 13, 2013. For the year ended December 31, 2012 and 2011, all transactions were settled at the 4.30 BsF per U.S. dollar rate, the official rate during this time. At December 31, 2013, $37.6 million of requests of U.S. dollars to settle U.S. dollar denominated intercompany payables remained pending with CADIVI, which we expect will be settled at the 6.30 BsF per U.S. dollar rate. Approximately $22.4 million of the requested settlements have been pending up to 30 days, $15.1 million have been pending up to 180 days, and $0.1 million have been pending over 180 days. All monetary assets and liabilities were remeasured at 6.30 BsF per U.S. dollar at December 31, 2013, the rate we expected to remit dividends.

As a result of government restrictions, Venezuela continues to operate in a difficult economic environment. We have historically taken steps to address operational challenges including obtaining approval of copper imports at the official rates, purchasing other raw material products domestically, and adjusting prices to reflect raw material cost and adherence to government price controls. These regulations, when considered with other governmental policies impacting labor force reductions and other circumstances in Venezuela, may limit our ability to fully benefit from and maintain our controlling financial interest in our Venezuelan subsidiaries. The financial impact on our operations in Venezuela of these events and associated ongoing restrictions are uncertain. At March 28, 2014 management expects ongoing operations to continue in Venezuela, but continues to monitor the economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including changes in interest rates, foreign currency exchange rates and raw material (commodity) prices. To manage risks associated with the volatility of these natural business exposures, we enter into interest rate, commodity and foreign currency derivative agreements, as well as copper and aluminum forward pricing agreements. We do not purchase or sell derivative instruments for trading purposes. We do not engage in trading activities involving commodity contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques. Depending on the extent of an unrealized loss position on a derivative contract held by us, certain counterparties may require a deposit to secure the derivative contract position. As of March 28, 2014 and December 31, 2013, there were no contracts held by us that required collateral to secure our derivative positions.

Interest Rate Risk

In 2013 we repaid the outstanding obligations of the Spanish Term Loans. During 2013, we utilized interest rate swaps to manage our interest expense exposure by fixing our interest rate on portions of our floating rate debt. We had entered into interest rate swaps on our Spanish Term Loans, as discussed in “Note 9 — Long-Term Debt” to our annual audited consolidated financial statements included in this prospectus. We did not provide or receive any collateral specifically for these contracts. The fair value of these financial derivatives which are designated as and qualify as cash flow hedges are based on quoted market prices which reflect the present values of the difference between estimated future variable-rate receipts and future fixed-rate payments.

There were no derivatives that were designated as cash flow hedges at March 28, 2014 and December 31, 2013. At December 31, 2012, the net unrealized loss on interest rate derivatives and the related carrying value was $0.2 million. All interest rate derivatives are marked-to-market with changes in the fair value of qualifying cash flow hedges recorded as other comprehensive income.

Raw Material Price Risk

The costs of copper and aluminum, the most significant raw materials we use, have been subject to considerable volatility caused by supply conditions, weather, political and economic variables as well as other unknown and unpredictable variables. During the past few years, global copper prices have established average record highs as demonstrated in “Business — Raw Materials.” This copper and aluminum price volatility is representative of all reportable segments. In addition, we have historically experienced volatility on raw materials other than copper and aluminum used in cable manufacturing, such as insulating compounds, steel and wood reels, freight costs and energy costs. Generally, we attempt to adjust selling prices in most of our markets in order to offset the impact of this raw material price and other cost volatility on reported earnings. Our ability to execute and ultimately realize price adjustments is influenced by competitive conditions in its markets, including manufacturing capacity utilization.

We enter into commodity instruments to hedge the purchase of copper, aluminum as well as other raw materials in future periods. Principal transactions hedged during the year were firm sales and purchase commitments. We account for these commodity instruments as cash flow or economic hedges. Changes in the fair value of derivatives that are designated as cash flow hedges are recorded in other comprehensive income and reclassified to cost of sales when the effects of the items being hedged are realized. As of March 28, 2014 and December 31, 2013, there were no derivatives that were designated as cash flow hedges. Changes in the fair value of economic hedges are recognized in current period earnings in other income (expense).

At December 31, 2012, the Company had an unrealized loss of $0.9 million on commodity futures.

In addition, we enter into forward pricing agreements for the purchase of copper and aluminum for delivery in a future month to match certain sales transactions. We account for these forward pricing arrangements under the “normal purchases and normal sales” scope exemption because these arrangements are for purchases of copper and aluminum that will be delivered in quantities expected to be used by us over a reasonable period of time in the normal course of business. For these arrangements, it is probable at the inception and throughout the life of the arrangements that the arrangements will not settle net and will result in physical delivery of the inventory. At December 31, 2013 and 2012, we had $10.1 million and $37.7 million, respectively, of future copper and aluminum purchases that were under forward pricing agreements. At December 31, 2013 and 2012, we had an unrealized gain of $0.5 million and an unrealized loss of $0.3 million, respectively, related to these transactions. We expect the unrealized gains under these agreements to offset firm sales price commitments with customers.

Foreign Currency Exchange Rate Risk

We operate in multiple countries throughout the globe; therefore, our company is exposed to fluctuations in foreign currency exchange rate. We are exposed to transactional foreign currency risk, the risk when transactions not denominated in the functional currency in which our company operates are revalued. We enter into foreign currency exchange contracts principally to hedge the currency fluctuations in certain transactions denominated in foreign currencies, thereby limiting our risk that would otherwise result from changes in exchange rates. Principal transactions hedged during the year were firm sales and purchase commitments. The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

We account for these foreign currency exchange contracts as cash flow or economic hedges. Changes in the fair value of derivatives that are designated as cash flow hedges are recorded in other comprehensive income and reclassified to the other income (expense) when the effects of the items being hedged are realized. Changes in the fair value of economic hedges are recognized in current period earnings in other income (expense). At December 31, 2012, the net unrealized loss on foreign currency contracts was $0.2 million.

In addition, to mitigate these risks, we believe it is appropriate to finance those operations with borrowings denominated in the local currency to the extent practicable where debt financing is desirable or necessary. Considerations which influence the amount of such borrowings include long- and short-term business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. In those countries where the local currency is the designated functional currency, this strategy mitigates the risk of reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar.

We also have exposure to foreign currency exchange risk when the results of our international operating units are translated from the local currency into the U.S. dollar. At December 31, 2013 and 2012, the accumulated other comprehensive income (loss) account included in the total equity section of the consolidated balance sheet included a cumulative translation loss of $67.1 million and $27.9 million, respectively. A 10% percent increase in the value of the US dollar relative to foreign currencies would increase the cumulative translation loss resulting in a cumulative translation loss of approximately $120.0 million in 2013. This sensitivity analysis is inherently limited as it assumes that rates of multiple foreign currencies will always move in the same direction relative to the value of the U.S. dollar.

Uncertainty in the global market conditions has resulted in, and may continue to cause, significant volatility in foreign currency exchange rates which could increase these risks, particularly in our emerging or developing markets within our ROW segment, which have historically been subject to considerable foreign currency exchange rate volatility, particularly in Venezuela. See “— Venezuelan Operations” for further detail.

Fair Value of Designated Derivatives

Unrealized gains and losses on the designated cash flow hedge financial instruments identified above are recorded in other comprehensive income (loss) until the underlying transaction occurs and is recorded in the consolidated statement of operations at which point such amounts included in other comprehensive income (loss) are recognized in earnings. This recognition generally will occur over periods of less than one year. During the years ended December 31, 2013 and 2012, a pre-tax loss of $2.0 million and a pre-tax loss of $4.4 million, respectively, were reclassified from accumulated other comprehensive income to the consolidated statement of operations.

The notional amounts and fair values of these designated cash flow financial instruments at March 28, 2014, December 31, 2013 and 2012 are shown below (in millions). There are no derivatives that are designated as cash flow hedges at March 28, 2014 and December 31, 2013. The net carrying amount of the designated cash flow hedge financial instruments was a net liability of $1.3 million at December 31, 2012.

	March 28, 2014		December 31, 2013		December 31, 2012
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Cash flow hedges:
Interest rate swaps	$—	$—	$—	$—	$15.3	$(0.2)
Commodity futures	—	—	—	—	22.8	(0.9)
Foreign currency forward exchange	—	—	—	—	60.7	(0.2)

		$—		$—		$(1.3)

BUSINESS

We are a global leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for use in the energy, industrial, construction, specialty and communications markets. We additionally engage in the design, integration, and installation on a turn-key basis for products such as high and extra-high voltage terrestrial and submarine systems. We strive to enhance shareholder value in multiple ways, including:

•	utilizing our assets, financial strength and flexibility, distribution system, global and product diversity, brands, and the talents and strong commitment of employees to build profitability through excellence in our primary business, wire and cable manufacturing and distribution;

•	managing our product portfolio by pursuing market share in fast growing and value added product lines as well as strategic investments in attractive long term growth opportunities;

•	focusing on continuous improvement and operating efficiency through the execution of Lean Six Sigma strategies and technical expertise to maintain our position as a low cost provider;

•	expanding operations through organic growth and acquisitions;

•	leveraging our diversity and intellectual property through the sharing of best practices across the global organization; and

•	maintaining high operational standards through sustainability, safety, and innovation.

By operating under these guiding principles, we have been able to build a strong market position in each of the segments in which we compete. Our key performance indicators are considered to be volume, as measured in metal pounds sold, operating income, net income, earnings before interest, tax, depreciation and amortization, referred to as “EBITDA,” earnings per share, operating cash flows, the cash conversion cycle, returns on capital employed and invested capital and working capital efficiency.

We are a Delaware corporation and were incorporated in 1994. We and our predecessors have served various wire and cable markets for over 150 years. Our immediate predecessor was a unit of American Premier Underwriters, Inc., referred to as “American Premier,” previously known as The Penn Central Corporation. American Premier acquired our existing wire and cable business in 1981. In 1994, a subsidiary of Wassall PLC acquired the predecessor by purchase of General Cable’s outstanding subordinated promissory note, General Cable’s common stock held by American Premier and a tender offer for the publicly-held General Cable common stock. In 1997, Wassall consummated public offerings for the sale of all of its interest in General Cable’s common stock. We have operated as an independent public company since completion of the offerings and our common stock is traded on the New York Stock Exchange under the ticker symbol, BGC.

Business Segments

Our operating structure is the basis for our financial reporting. Our three segments include North America, Europe and Mediterranean, and Rest of World, or “ROW”. Additional financial information regarding the segments appears in “Note 17 — Segment Information” to our quarterly unaudited condensed consolidated financial statements and our annual audited consolidated financial statements included in this prospectus.

North America

The North America segment engages in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the energy, industrial, construction, specialty and communications markets principally for use in the electric utility, electrical infrastructure, construction, and communications industries, as well as manufacture and distribution of rod mill wire and cable products primarily in the United States and Canada. The North America segment contributed approximately 43%, 39% and 36% of our consolidated revenues for 2013, 2012 and 2011, respectively.

This segment has expanded in recent years due to several key acquisitions. On September 4, 2012, we completed the acquisition of the North American business of Alcan Cable North America and on November 2, 2012, we acquired Prestolite Wire LLC; these acquisitions have created synergies, expanded the range of product offerings and increased production capacity in North America.

As of March 28, 2014, the North America segment consists of 25 manufacturing facilities across the region. Additionally, the North America segment has regional centers of excellence and state-of-the-art laboratories for technical expertise and innovation in material technology and compounding, electrical testing, data cables, and specialty and military cables.

Europe and Mediterranean

The Europe and Mediterranean segment engages in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the energy, industrial, construction, specialty and communications markets principally for use in the electric utility, electrical infrastructure, construction, and communications industries with operations in Algeria, Angola, Egypt, France, Germany, Norway, Portugal and Spain, and sells into markets throughout Europe, the Mediterranean and Africa. Additionally, the Europe and Mediterranean segment engages in the design, integration, and installation on a turn-key basis of products such as high and extra-high voltage terrestrial and submarine systems around the world. The Europe and Mediterranean segment contributed approximately 25%, 28% and 30% of our consolidated revenues for 2013, 2012, and 2011, respectively.

As of March 28, 2014, the Europe and Mediterranean segment consists of 10 manufacturing facilities across the region. Additionally, the Europe and Mediterranean segment has regional centers of excellence and state-of-the-art laboratories for high and extra-high voltage power cables and systems, submarine power and communications systems, and halogen-free flame retardant technology and compounding.

Rest of World (ROW)

The ROW segment engages in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for use in the energy, industrial, construction, specialty and communications markets as well as manufacture and distribution of rod mill wire and cable products. The ROW segment consists of sales, distribution and manufacturing facilities in Latin America, Sub-Saharan Africa, the Middle East and Asia Pacific that resulted from the acquisition of Phelps Dodge International Corporation, referred to as “PDIC,” in October 2007 and is managed in conjunction with our historical operations and recent investments in Australia, China, India, Mexico, New Zealand, the Pacific Islands, Peru and South Africa. The ROW segment contributed approximately 32%, 33% and 34% of our consolidated revenues in 2013, 2012 and 2011, respectively.

The ROW segment serves developing countries and customers in sectors that are expected to offer better growth opportunity over time than the developed world. The rod mill wire and cable operations provide a competitive advantage in these markets. Current ROW operations and equity investments are located in Australia, Brazil, Chile, China, Colombia, Costa Rica, Ecuador, El Salvador, Fiji, Honduras, India, Mexico, New Zealand, Oman, Pakistan, Panama, Peru, the Philippines, South Africa, Thailand, Venezuela and Zambia.

This segment has expanded in recent years due to several key acquisitions. On October 1, 2012, we acquired 60% of Procables based in Colombia and on December 3, 2012, we completed the acquisition of the China based business of Alcan Cable; these acquisitions have created synergies, increased production capacity and complemented our existing investments in ROW.

As of March 28, 2014, the ROW segment consists of 21 manufacturing facilities across the segment. Additionally, the ROW segment has regional centers of excellence and state-of-the-art laboratories for rod fabrication and drawing.

Products

We serve our customers through a global network of manufacturing facilities with worldwide sales representation and distribution. Our product portfolio includes more than 100,000 products and we believe we have one of the most diversified product lines in the industry to meet customers’ needs. The various wire and cable product lines are sold and manufactured by all geographic segments. Revenue by product line and geographic region is included in “Note 17 — Segment Information” to our annual audited consolidated financial statements included in this prospectus. The majority of products sold by our three segments include the following:

Product Category	Principal Products	Principal Markets	Principal End-Users
Electric Utility	• low-and medium-voltage distribution cables	• electric utilities	• investor-owned utility companies
	• high- and extra-high-voltage underground transmission cables and installation		• government-owned and state and local public power companies
	• bare overhead conductors		• contractors
• submarine transmission and distribution cables
Electrical Infrastructure

•     rubber- and plastic-jacketed wire and cables

•     low- and medium-voltage industrial power cables

•     ignition wire sets

•     cable wire harnesses

•     rail and mass transit cables

•     shipboard cables

•     oil and gas cables

•     armored mining cables

•     alternative energy power generation cables

•     power generating stations; solar, nuclear, wind applications

•     industrial applications; marine, mining, oil and gas, transit, machine builders and entertainment

•     military

•     infrastructure

•     automotive aftermarket

•     industrial power and control

•     medical

•     industrial consumers

•     contractors

•     electrical distributors

•     electrical retailers

•     OEM (original equipment manufacturers)

•     DIY (do-it-yourself customers)

•     industrial equipment manufacturers

•     military customers

Product Category	Principal Products	Principal Markets	Principal End-Users
Communications

•     high-bandwidth twisted copper and fiber optic cables

•     multi-conductor and multi-pair fiber and copper networking cables

•     outside plant telecommunications exchange cables

•     coaxial cables

•     fiber-optic submarine cable systems

•     low detection profile cables

•     turn-key submarine networks

•     offshore integration systems

		• telecom local loop • enterprise networking and multimedia applications • industrial instrumentation control • commercial • residential • building management • entertainment • renewable energy	• telecommunications system operators • contractors • telecommunications distributors • system integrators • OEM • DIY
Construction	• construction cable • flexible cords; halogen-free, low-smoke and flame retardant cables	• residential and non-residential construction	• retail home centers • electricians • distributors • installation and engineering contractors • DIY
Rod Mill	• copper rod	• wire and cable industry	• wire and cable manufacturers
• aluminum rod

Industry and Market Overview

We produce and sell to a variety of end markets including markets for electric utility, electrical infrastructure, communication, construction and rod mill products. The underlying growth drivers in each of these end markets are similar and dependent on healthy GDP rates and construction cycles. Additionally, the global electric utility industry is dependent on a variety of factors including electricity consumption and grid integration, housing and construction, including the urbanization of emerging economies, governmental energy and tax policy, the investment policies of electric utilities, as well as renewable energy initiatives primarily related to wind and solar power. The market for electrical infrastructure cable products has many sub-sectors and niches and is heavily influenced by the level of industrial construction spending, the level of capital equipment investment and transit, marine, and mining activity as well as renewable energy initiatives primarily related to terrestrial and offshore drilling. The market demand for construction products is heavily influenced by the level of residential and non-residential construction spending. The market for communication products is primarily influenced by residential and non-residential construction and fiber-to-the-home initiatives as well as the level of broadband investments. Rod mill product demand is principally driven by fundamental demand stemming from economic growth and development.

Customers

We have a regionally coordinated global direct sales force and in certain of our businesses operate under supply agreements of varying lengths. These agreements generally do not require a minimum level of sales and customers are not contractually obligated to buy our products exclusively; however these agreements generally provide adjustments to selling prices to reflect fluctuations in the cost of raw materials and typically have one to four year terms. The primary agreements are strategic alliances with a number of major utility customers around the world. We sell direct to utilities, independent distributors, retailers, contractors, and OEMs. We believe that our relationships with distributors and retailers are strong.

Raw Materials

The principal raw materials used by us in the manufacturing of our wire and cable products are copper and aluminum. Our products are material intensive with copper and aluminum comprising the major cost components for cable products. At current metal prices material costs are approximately 85% of total product costs with copper and aluminum metal costs comprising approximately 55% of total product cost for the year ended December 31, 2013 and for the fiscal quarter ended March 28, 2014. The price of copper and aluminum, as traded, has historically been subject to considerable volatility and, during the past few years, global copper prices have established new average record highs.

Average daily selling price: ($ per pound)	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full Year
Copper Cathode
2013	$3.60	$3.25	$3.23	$3.28	$3.34
2012	3.78	3.55	3.53	3.60	3.62
2011	4.39	4.16	4.07	3.41	4.01
Aluminum
2013	1.02	0.95	0.92	0.91	0.95
2012	1.07	0.99	0.98	1.02	1.02
2011	1.20	1.26	1.17	1.03	1.16

The average daily selling price for copper in the first quarter of fiscal 2014 was $3.24. The average daily selling price for aluminum in the first quarter of fiscal 2014 was $0.97.

Volatility in the price of copper and aluminum and other raw materials, as well as fuel and energy, may in turn lead to significant fluctuations in our cost of sales or revenues. A significant portion of our electric utility and telecommunications business and, to a lesser extent, our electrical infrastructure business has metal escalators and de-escalators included in customer contracts under a variety of price setting and recovery formulas. The remainder of our business requires that volatility in the cost of metals be recovered through negotiated price changes with customers. In these instances, the ability to change our selling prices may lag the movement in metal prices by a period of time as the customer price changes are implemented.

Therefore, in the short-term, during periods of escalating raw material cost inputs, to the extent we are able to increase prices in the market to recover the higher raw material costs, we will generally experience an increase in gross profit from the sale of our relatively lower value inventory as computed under the weighted average inventory costing method. If we are unable to increase prices with the rise in the raw material market prices due to low levels of demand or market dynamics, we will experience lower gross profit. Conversely, during periods of declining raw material cost inputs, to the extent we have to decrease prices in the market due to competitive pressure as the current cost of metals declines, we will generally experience downward pressure on our gross profit due to the sale of relatively higher value inventory as computed under the weighted average inventory costing method. If we are able to maintain price levels in an environment in which raw material prices are declining due to high levels of demand, we will experience higher gross profit. There is no exact future measure of the effect to our profitability of the change of raw material cost inputs due to the unique set of selling variables and the high volume of transactions in any given period, each of which involves numerous individual pricing decisions. In the three fiscal months ended March 28, 2014, if there were a 1% increase in copper and aluminum costs, then our cost of sales would have increased approximately $7 million. In 2013, if there were a 1% increase in copper and aluminum costs, then our cost of sales would have increased approximately $31 million. The impact of this would directly impact gross profit if we were unable to increase prices with the rise in the price of copper and aluminum. To help reduce this volatility, we have implemented various pricing mechanisms and hedge a portion of our metal purchases when there is a firm price commitment for a future delivery but do not engage in speculative metals trading.

We purchase copper and aluminum from various global sources, generally through annual supply agreements. These agreements do not contractually obligate us to purchase products exclusively, or to purchase minimum quantities, do not contain ‘take or pay’ provisions, or require us to purchase products for a significant period of time. Copper and aluminum raw material supply is available from many sources and supply is generally expected to remain adequate for our requirements, however, unanticipated problems with our copper or aluminum rod suppliers could negatively affect our business. In North America, we have centralized the purchasing of our copper, aluminum and other significant raw materials to capitalize on economies of scale and to facilitate the negotiation of purchase terms from suppliers. In the three fiscal months ended March 28, 2014, our largest supplier of copper rod accounted for approximately 70% of our North American copper purchases while the largest supplier of aluminum rod accounted for approximately 30% of our North American aluminum purchases. In 2013, our largest supplier of copper rod accounted for approximately 95% of our North American copper purchases while the largest supplier of aluminum rod accounted for approximately 50% of our North American aluminum purchases. Our European and Mediterranean operations purchase copper and aluminum rod from many suppliers or brokers with each generally providing a small percentage of the total copper and aluminum rod purchased. Our ROW segment internally produces the majority of our copper and aluminum rod production needs and obtains cathode and ingots from various suppliers with each supplier generally providing a small percentage of total purchases.

Other raw materials utilized by us include nylon, polyethylene resin and compounds and plasticizers, fluoropolymer compounds, optical fiber and a variety of filling, binding and sheathing materials. We believe that all of these materials are available in sufficient quantities through purchases in the open market.

Patents and Trademarks

We believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees rather than on any individual patent, trademark or copyright. Nonetheless, we have a policy of seeking patents when appropriate on inventions concerning new products and product improvements. We own numerous patents and trademarks globally, with pending applications for additional patents and trademarks, and maintain trade secret protection for certain confidential and proprietary information.

Although in the aggregate these patents are of considerable importance to the manufacturing and marketing of many of our products, we do not consider any single patent to be material to our business as a whole. We consider PDIC related trademarks and trade names to be of material value to our business including Phelps Dodge International Corporation® and the PDIC global symbols. Other trademarks, which are considered to be generally important are General Cable®, Anaconda®, BICC®, Carol®, GenSpeed®, Helix/HiTemp®, NextGen®, Silec®, Polyrad®, Prestolite Wire®, STABILOY®, NUAL®, and our triad symbol. We believe that products bearing these trademarks have achieved significant brand recognition within the industry.

Seasonality

We generally have experienced and expect to continue to experience certain seasonal trends in many products in which demand is linked with construction spending. Demand for these products during winter months in certain geographies is usually lower than demand during spring and summer months. Therefore, larger amounts of working capital are generally required during winter months in order to build inventories in anticipation of higher demand during the spring and summer months, when construction activity increases. In turn, receivables related to higher sales activity during the spring and summer months are generally collected during the fourth quarter of the year. Additionally, we have historically experienced changes in demand resulting from poor or unusual weather.

Competition

The markets for all of our products are highly competitive and most markets include several competitors. The degree of competition varies by operating segment and product line. However, in general, the industry is mature and cost driven. Although the primary competitive factors for our products vary somewhat across the different product categories, the principal factors influencing competition include, but are not limited to, price, quality, breadth of product line, inventory, delivery time, customer service, the environmental impact of the products, and the ability to meet the customer’s needs.

Many of our products are made to industry specifications, and are therefore functionally interchangeable with those of competitors. However, we believe that significant opportunities exist to differentiate all of our products on the basis of quality, consistent availability, conformance to manufacturer’s specifications and customer service. We believe our competitive strengths include breadth of product line, brand recognition, distribution and logistics, strong customer relations, operating efficiency and commitment to quality control and continuous improvement.

Advertising Expense

Advertising expense consists of expenses relating to promoting our products, including trade shows, catalogs, and e-commerce promotions, and is charged to expense when incurred. Advertising expense was $13.3 million, $10.7 million and $11.2 million in 2013, 2012 and 2011, respectively.

Environmental Matters

We are subject to a variety of federal, state, local and foreign laws and regulations covering the storage, handling, emission and discharge of materials into the environment, including CERCLA, the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act. While it is difficult to estimate future environmental liabilities accurately, we do not currently anticipate any material adverse effect on our consolidated results of operations, financial position or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or remediation costs of the sites as discussed below in “Legal Proceedings” and “Note 18 — Commitments and Contingencies” to our quarterly unaudited condensed consolidated financial statements and our annual audited consolidated financial statements included in this prospectus.

Employees

At December 31, 2013, we employed approximately 15,000 employees worldwide. Approximately 33% of our employees were covered by collective bargaining agreements, of which 28% are subject to agreements that expire within one year of December 31, 2013. We believe we will successfully renegotiate these contracts as they come due. Generally, labor agreements are negotiated on an annual or bi-annual basis. We believe that our relations with our employees are generally good.

Properties

Our principal manufacturing facilities as of March 28, 2014 are listed below by country. We own the building at our global headquarters located in Highland Heights, Kentucky and lease various distribution centers and sales and administrative offices around the world. Many of the domestic and international facilities produce products for multiple markets including electric infrastructure, electric utility, communications, construction and rod mill products. We believe that our properties are generally well maintained and are adequate for our current level of operations.

North American Operating Segment Manufacturing Properties

Number of Properties by Country	Owned or Leased
United States - 16	10 owned, 6 leased
Canada - 4	2 owned, 2 leased
Mexico - 3	3 leased
Brazil - 1	1 leased
France - 1	1 owned

European and Mediterranean Operating Segment Manufacturing Properties

Number of Properties by Country	Owned or Leased
Spain - 4	4 owned
France - 1	1 owned
Germany - 1	1 owned
Portugal - 1	1 owned
Angola - 1	1 owned
Algeria - 1	1 owned
Egypt - 1	1 owned

ROW Operating Segment Manufacturing Properties

Number of Properties by Country	Owned or Leased
Brazil - 3	2 owned, 1 leased
Colombia - 2	1 owned, 1 leased
Thailand - 2	2 owned
Venezuela - 2	2 owned
China - 1	1 leased
Chile - 1	1 owned
Costa Rica - 1	1 owned
Fiji - 1	1 owned
Honduras - 1	1 owned
India - 1	1 owned
Mexico - 1	1 owned
New Zealand - 1	1 owned
Peru - 1	1 leased
Philippines - 1	1 owned
South Africa - 1	1 leased
Zambia - 1	1 owned

Legal Proceedings

We are subject to a variety of federal, state, local and foreign laws and regulations covering the storage, handling, emission and discharge of materials into the environment, including CERCLA, the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act.

Our subsidiaries in the United States have been identified as potentially responsible parties with respect to several sites designated for cleanup under CERCLA or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages without regard to fault or the legality of waste generation or disposal. Persons liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although CERCLA imposes joint and several liability on all potentially responsible parties, in application, the potentially responsible parties typically allocate the investigation and cleanup costs based upon, among other things, the volume of waste contributed by each potentially responsible party.

American Premier, in connection with the 1994 Wassall PLC transaction, agreed to indemnify us against liabilities (including all environmental liabilities) arising out of our or our predecessors’ ownership or operation of the Indiana Steel & Wire Company and Marathon Manufacturing Holdings, Inc. businesses (which were divested by the predecessor prior to the 1994 Wassall transaction), without limitation as to time or amount. American Premier also agreed to indemnify us against 66 2/3% of all other environmental liabilities arising out of our or our predecessors’ ownership or operation of other properties and assets in excess of $10 million but not in excess of $33 million, which were identified during the seven-year period ended June 2001. Indemnifiable environmental liabilities through June 2001 were substantially below that threshold. In addition, we also have claims against third parties with respect to some of these liabilities. While it is difficult to estimate future environmental liabilities accurately, we do not currently anticipate any material adverse effect on the results of operations, financial condition or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs of the sites discussed above.

As part of the acquisition of Silec Cable, S.A.S, referred to as “Silec,” which was acquired in December 2005, SAFRAN SA, referred to as “SAFRAN,” agreed to indemnify us for the full amount of losses arising from, related to or attributable to practices, if any, that are similar to previous practices investigated by the French competition authority for alleged competition law violations related to medium-and high-voltage cable markets. We have asserted a claim under this indemnity against SAFRAN related to the European Commission’s Statement of Objections, discussed below, to preserve the Company’s rights in case of an adverse European Commission decision.

On July 5, 2011, the European Commission issued a Statement of Objections in relation to its ongoing competition investigation to a number of wire and cable manufacturers in the submarine and underground power cables business, including our Spanish affiliate, Grupo General Cable Sistemas, and our French subsidiary, Silec. The Statement of Objections alleged that the two affiliates engaged in violations of competition law in the underground power cables businesses for limited periods of time. The allegations related to Grupo General Cable Sistemas claimed that it had participated in a cartel from January 2003 to May 2007, while the allegations related to Silec were for the ten month period following its December 22, 2005 acquisition from SAFRAN by Grupo General Cable Sistemas.

Following our formal responses to the Statement of Objections in October 2011 and a hearing in 2012, the European Commission issued a final decision on April 2, 2014. In the decision, the claims of infringement against Grupo General Cable Sistemas were dismissed for lack of evidence of alleged cartel activity. With regard to Silec, the European Commission’s decision imposed a fine of 1.9 million Euros related to the period Silec has been owned by us. This fine was based on participation that allegedly commenced well before Silec was acquired by us. We will appeal the European Commission’s decision as to Silec in Europe based on established precedent and will continue to pursue our claim for full indemnification for the Silec fine under the terms of the acquisition agreement with SAFRAN executed in 2005.

Our subsidiaries have been named as defendants in lawsuits alleging exposure to asbestos in products manufactured by us. As of March 28, 2014, we were a defendant in approximately 29,048 cases brought in Federal District Courts throughout the United States. For the three fiscal months ended March 28, 2014, 33 asbestos cases were brought against us. In calendar years 2013, 2012 and 2011, 133, 113, and 115 asbestos cases, respectively, were brought against us. In the last 20 years, we have had no cases proceed to verdict. In many of the cases, we were dismissed as a defendant before trial for lack of product identification. As of March 28, 2014, 22,037 asbestos cases have been dismissed. In the three fiscal months ended March 28, 2014, 104 asbestos cases were dismissed. As of December 31, 2013, 21,933 cases were dismissed. In calendar years 2013, 2012 and 2011, 65 cases, 66 cases and 61 cases, respectively, were dismissed. With regards to the approximately 29,048 remaining pending cases, we are aggressively defending these cases based upon either lack of product identification as to whether we manufactured asbestos-containing product and/or lack of exposure to asbestos dust from the use of our product.

For cases outside the Multidistrict Litigation, referred to as “MDL,” as of March 28, 2014, plaintiffs have asserted monetary damages in 359 cases. In 217 of these cases, plaintiffs allege only damages in excess of some dollar amount (about $356 thousand per plaintiff); in these cases there are no claims for specific dollar amounts requested as to any defendant. In the 141 other cases pending in state and federal district courts (outside the MDL), plaintiffs seek approximately $438.0 million in damages from as many as 50 defendants. In one case, plaintiffs have asserted damages related to us in the amount of $10.0 million. In addition, in relation to these 359 cases, there are claims of $320.0 million in punitive damages from all of the defendants. However, many of the plaintiffs in these cases allege non-malignant injuries. As of March 28, 2014 and December 31, 2013, we had accrued, on a gross basis, approximately $5.2 million and $5.2 million, respectively, and as of March 28, 2014 and December 31, 2013, had recovered approximately $0.5 million and $0.5 million of insurance recoveries for these lawsuits, respectively. The net amount of $4.7 million and $4.7 million, as of March 28, 2014 and December 31, 2013 represents our best estimate in order to cover resolution of current and future asbestos-related claims.

The components of the asbestos litigation reserve are current and future asbestos-related claims. The significant assumptions are: (1) the number of cases per state, (2) an estimate of the judgment per case per state, (3) an estimate of the percentage of cases per state that would make it to trial and (4) the estimated total liability percentage, excluding insurance recoveries, per case judgment. Management’s estimates are based on our historical experience with asbestos related claims. Our current history of asbestos claims does not provide sufficient and reasonable information to estimate a range of loss for potential future, unasserted asbestos claims because the number and the value of the alleged damages of such claims have not been consistent. As such, we do not believe a reasonably possible range can be estimated with respect to asbestos claims that may be filed in the future.

Settlement payments are made, and the asbestos reserve is relieved, when we receive a fully executed settlement release from the plaintiff’s counsel. As of March 28, 2014 and March 29, 2013, aggregate settlement costs were $9.1 million and $8.7 million, respectively. In calendar years 2013, 2012 and 2011, the settlement costs totaled $0.3 million, $0.6 million and $0.9 million, respectively. For the three fiscal months ended March 28, 2014 and March 29, 2013, settlement costs totaled $0.1 million and $0.1 million, respectively. As of March 28, 2014 and March 29, 2013, aggregate litigation costs were $23.4 million and $21.7 million, respectively. For the three fiscal months ended March 28, 2014 and March 29, 2013, litigation costs were $0.4 million and $0.3 million, respectively. In calendar years 2013, 2012 and 2011, the costs of administering and litigating asbestos claims totaled $1.7 million, $1.7 million and $2.2 million, respectively.

In January 1994, we entered into a settlement agreement with certain principal primary insurers concerning liability for the costs of defense, judgments and settlements, if any, in all of the asbestos litigation described above. Subject to the terms and conditions of the settlement agreement, the insurers are responsible for a substantial portion of the costs and expenses incurred in the defense or resolution of this litigation. In recent years one of the insurers participating in the settlement that was responsible for a significant portion of the contribution under the settlement agreement entered into insurance liquidation proceedings. As a result, the contribution of the insurers has been reduced and we have had to bear a larger portion of the costs relating to these lawsuits. Moreover, certain of the other insurers may be financially unstable, and if one or more of these insurers enter into insurance liquidation proceedings, we will be required to pay a larger portion of the costs incurred in connection with these cases.

Based on our experience in this litigation, the amounts pleaded in the complaints are not typically meaningful as an indicator of our potential liability because (1) the amounts claimed usually bear no relation to the level of plaintiff’s injury, if any; (2) complaints nearly always assert claims against multiple defendants (a typical complaint asserts claims against some 50 different defendants); (3) damages alleged are not attributed to individual defendants; (4) the defendants’ share of liability may turn on the law of joint and several liability; (5) the amount of fault to be allocated to each defendant is different depending on each case; (6) many cases are filed against us, even though the plaintiff did not use any of our products, and ultimately are withdrawn or dismissed without any payment; (7) many cases are brought on behalf of plaintiffs who have not suffered any medical injuries, and ultimately are resolved without any payment to that plaintiff; and (8) with regard to claims for punitive damages, potential liability generally is related to the amount of potential exposure to asbestos from a defendant’s products. Our asbestos-containing products contained only a minimal amount of fully encapsulated asbestos.

Two civil complaints were filed in the United States District Court for the Southern District of New York on October 21, 2013 and December 4, 2013 by named plaintiffs, on behalf of purported classes of persons who purchased or otherwise acquired our publicly traded securities, against us, Gregory Kenny, our President and Chief Executive Officer, and Brian Robinson, our Executive Vice President and Chief Financial Officer. On our motion, the complaints were transferred to the United States District Court for the Eastern District of Kentucky, the actions were consolidated, and a consolidated complaint was filed in that Court on May 20, 2014 by City of Livonia Employees Retirement System, as lead plaintiff on behalf of a purported class of all persons or entities who purchased our securities between November 3, 2010 and October 14, 2013. The complaint alleges claims under the antifraud and controlling person liability provisions of the Exchange Act, alleging generally, among other assertions, that we employed inadequate internal financial reporting controls that resulted in, among other things, improper revenue recognition, understated cost of sales, overstated operating income, net income and earnings per share, and the failure to detect inventory lost through theft; that we issued materially false financial results that had to be restated on two occasions; and that statements of Messrs. Kenny and Robinson that they had tested and found effective General Cable’s internal controls over financial reporting and disclosure were false. The complaint alleges that as a result of the foregoing, our stock price was artificially inflated and the plaintiffs suffered damages in connection with their purchase of our stock. The complaint seeks damages in an unspecified amount; reasonable costs and expenses, including counsel and experts fees; and such equitable injunctive or other relief as the Court deems just and proper. In addition, a derivative complaint was filed on January 7, 2014 in the Campbell County, Kentucky Circuit Court against all but one member of our Board of Directors, including Mr. Kenny, two former directors and against Mr. Robinson and two former ROW officials, one of whom is our former executive officer. The complaint alleges that the defendants breached their fiduciary duties by knowingly failing to ensure that we implemented and maintained adequate internal controls over our accounting and financial reporting functions and by knowingly disseminating to stockholders materially false and misleading statements concerning our financial results and internal controls. The complaint seeks damages in an unspecified amount, appropriate equitable relief to remedy the alleged breaches of fiduciary duty, attorney’s fees, experts’ fees and other costs. We believe the purported class action complaint, and the derivative complaint insofar as it relates to our directors and Mr. Robinson, are without merit and intend to vigorously contest the actions.

We are also involved in various routine legal proceedings and administrative actions. In the opinion of our management, these proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our consolidated results of operations, cash flows or financial position.

MANAGEMENT

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
John E. Welsh, III	63	Non-executive Chairman of the Board
Sallie B. Bailey	54	Director
Gregory E. Lawton	63	Director
Craig P. Omtvedt	64	Director
Patrick M. Prevost	58	Director
Gregory B. Kenny	61	President, Chief Executive Officer and Director
Brian J. Robinson	45	Executive Vice President and Chief Financial Officer
Robert J. Siverd	65	Executive Vice President, General Counsel and Secretary
Peter A. Campbell	53	Executive Vice President, President and Chief Executive Officer, General Cable Asia Pacific
Gregory J. Lampert	46	Executive Vice President, President and Chief Executive Officer, General Cable Americas
Emmanuel Sabonnadiere	49	Executive Vice President, President and Chief Executive Officer, General Cable Europe and Mediterranean

John E. Welsh, III has served as a member of our Board of Directors since 1997. Mr. Welsh has served as President of Avalon Capital Partners LLC, an investment firm focused on private equity and public securities investments since 2002. From October 2000 to December 2002, he was a Managing Director of CIP Management LLC, the management company for Continuation Investments Group Inc. From November 1992 to December 1999, he served as Managing Director and Vice-Chairman of the Board of Directors of SkyTel Communications, Inc. (“SkyTel”) and as a director from September 1992 until December 1999. During that period, he served as Chief Financial Officer and President and Chief Executive Officer of the International Division. Prior to 1992, Mr. Welsh was a Managing Director in the Investment Banking Division of Prudential Securities, Inc. and served as Co-Head of the Mergers and Acquisitions Department. Mr. Welsh has served as a director of various public companies, including Spreckels Industries, Inc., SkyTel, York International, and Integrated Electrical Services (NASDAQ: IESC). Mr. Welsh has (i) a strong financial background in investment banking and investment management; (ii) leadership and collaboration skills; (iii) substantial experience involving acquisitions and strategic alliances; and (iv) a background in telecommunications products and services. Mr. Welsh’s investment management and acquisition experience and refined leadership skills have been critical in the creation of a strong, independent Board of Directors.

Sallie B. Bailey, Ms. Bailey is Executive Vice President and Chief Financial Officer of Louisiana-Pacific Corporation (NYSE: LPX), a leading manufacturer of engineered wood building products for residential, industrial, and light commercial construction, and she has served in that position since November 2011. Ms. Bailey previously served as Vice President and Chief Financial Officer of Ferro Corporation (NYSE: FOE), a global specialty materials company, from January 2007 to July 2010. Before joining Ferro Corporation, she held senior management positions of increasing responsibility with The Timken Company (NYSE: TKR), a global producer of engineered bearings and alloy steel, from 1995 to 2006, lastly as Senior Vice President, Finance and Controller. Prior to her work at Timken, Ms. Bailey held various financial management positions with Tenneco, Inc. from 1988 to 1995 and worked with Deloitte & Touche from 1984 to 1988. Ms. Bailey has (i) extensive experience as a financial executive with broad knowledge of financial controls and systems; (ii) substantial leadership experience in domestic and international business; (iii) a strong background in acquisition, divestitures, and strategic alliances; and (iv) significant management experience in commodity-based businesses. Ms. Bailey’s extensive financial leadership experience in global, publicly traded companies, knowledge of financial controls and systems, and understanding of operating a commodity-based business have made her a valuable addition to the Board and Audit Committee in 2013. Ms. Bailey became Chair of the Audit Committee effective May 15, 2014.

Gregory E. Lawton has served as a member of our Board of Directors since 1998. Mr. Lawton has been a consultant since March 2006. From October 2000 to February 2006, he served as President and Chief Executive Officer of JohnsonDiversey, Inc. From January 1999 until September 2000, he was President and Chief Operating Officer of Johnson Wax Professional. Prior to joining Johnson Wax, Mr. Lawton was President of NuTone Inc., a subsidiary of Williams plc based in Cincinnati, Ohio, from 1994 to 1998. From 1989 to 1994, Mr. Lawton served with Procter & Gamble (NYSE: PG) where he was Vice President and General Manager of several consumer product groups. He is also a director of Stepan Company (NYSE: SCL). Mr. Lawton has (i) substantial operating and management experience in manufacturing businesses and in application of technology to business; (ii) a strong background in marketing, sales, and human resources management; and (iii) significant experience involving acquisitions and leading a global business. Mr. Lawton’s extensive operational and executive management experience and understanding of corporate governance matters have proven to be valuable to our Board and in his position as Chairman of the Corporate Governance Committee.

Craig P. Omtvedt has served as a member of our Board of Directors since 2004. Mr. Omtvedt served as Senior Vice President and Chief Financial Officer of Fortune Brands, Inc., a former leading consumer products company (formerly NYSE: FO), from 2000 until his retirement in October 2011 and as a consultant to Beam Inc. (NYSE: BEAM), the successor to Fortune Brands, during 2012. Previously, he held positions with Fortune Brands as Senior Vice President and Chief Accounting Officer from 1998 to 1999; Vice President and Chief Accounting Officer from 1997 to 1998; Vice President, Deputy Controller and Chief Internal Auditor from 1996 to 1997; Deputy Controller from 1992 to 1996; and Director of Audit from 1989 to 1992. Before joining Fortune Brands, Mr. Omtvedt worked for Pillsbury Company in Minneapolis, Minnesota from 1985 to 1989 in various audit and controller roles. He is also a director of Hillshire Brands Company (NYSE: HSH) and Oshkosh Corporation (NYSE: OSK). Mr. Omtvedt has (i) extensive experience as a financial executive with broad knowledge of financial controls and systems; (ii) substantial leadership experience in domestic and international business; (iii) an extensive background in acquisitions and strategic alliances; and (iv) experience with major sales channels (retailers and distributors). Mr. Omtvedt’s extensive financial leadership experience in global, publicly traded companies, knowledge of audit practices, and proven expertise in acquisitions and strategic alliances have made him a valuable member of the Board and Audit Committee. Mr. Omtvedt became Chairman of the Compensation Committee effective May 15, 2014.

Patrick M. Prevost has served as a member of our Board of Directors since 2010. Mr. Prevost has been President and Chief Executive Officer of Cabot Corporation (NYSE: CBT), a publicly traded global specialty chemicals company, since January 2008. Mr. Prevost served as President, Performance Chemicals at BASF AG, a publicly traded international chemical company, from October 2005 to December 2007. Prior to that, he was responsible for BASF Corporation’s Chemicals and Plastics business in North America. Mr. Prevost previously held senior management positions with increasing responsibility at BP Plc from 1999 to 2003 and Amoco Chemicals from 1983 until 1999. Mr. Prevost has (i) substantial leadership experience in a variety of complex, international commodity driven businesses, which includes leadership positions that required living overseas; (ii) a chemical engineering background with broad experience in material science and chemistry, which are important to our wire and cable business; (iii) extensive experience involving acquisitions and strategic alliances; and (iv) experience in financial matters. Mr. Prevost brings to our Board demonstrated executive leadership expertise in commodity driven businesses and a keen understanding of the complexity of operating a global manufacturing organization.

Gregory B. Kenny has served as a member of our Board of Directors since 1997 and as our President and Chief Executive Officer since August 2001. He was our President and Chief Operating Officer from May 1999 to August 2001. From March 1997 to May 1999, he was our Executive Vice President and Chief Operating Officer. From June 1994 to March 1997, he was Executive Vice President of our subsidiary which was our immediate predecessor. He also is a director of Cardinal Health Incorporated (NYSE: CAH), and Ingredion Incorporated (NYSE: INGR), and the Federal Reserve Bank of Cleveland, Cincinnati Branch. Mr. Kenny has (i) extensive operating and managerial experience in domestic and international businesses, including global wire and cable company operations; (ii) leadership and communication skills; (iii) substantial experience in financial matters;

(iv) extensive experience in advancing growth strategies, including acquisitions and strategic alliances; and (v) broad experience in corporate governance. His expertise in the wire and cable industry and continued leadership in addressing the issues facing our company have provided our Board with the insight necessary to plan strategically for our company’s future success.

Brian J. Robinson has served as our Executive Vice President and Chief Financial Officer since January 1, 2008 and also served as Treasurer until May 2013. Prior to his current position, he served as Senior Vice President, Chief Financial Officer and Treasurer from January 2007 to December 2007, Senior Vice President, Controller and Treasurer from March 2006 to December 2006, Controller from 2000 to February 2006 and Assistant Controller from 1999 to 2000. From 1997 until 1999, Mr. Robinson served as an Audit Manager focused on accounting services for global companies for Deloitte & Touche LLP, and from 1991 to 1997, he served in roles of increasing responsibility with the Deloitte & Touche LLP office in Cincinnati, Ohio.

Robert J. Siverd has served as our Executive Vice President, General Counsel and Secretary since March 1997. From July 1994 until March 1997, he was Executive Vice President, General Counsel and Secretary of the predecessor company. See “Executive Compensation — Compensation Discussion and Analysis — Changes in 2014 Executive Officers.”

Peter A. Campbell has served as Executive Vice President, President and Chief Executive Officer for General Cable Asia Pacific since December 2012. Upon joining General Cable in 2010 until his promotion, Mr. Campbell was Senior Vice President Asia, which included direct leadership of Thailand and India and interfacing with our partners in the Philippines and China. Prior to joining General Cable, he held global business management, manufacturing and engineering positions of increasing responsibility with Fosroc International Limited from 2005 until 2010 and BP Chemicals Limited from 1983 until 2005.

Gregory J. Lampert has served as Executive Vice President, President and Chief Executive Officer for General Cable Americas since January 2013. Prior to his current position, Mr. Lampert served as Executive Vice President and Chief Executive Officer for General Cable North America from August 2008 until January 2013, Executive Vice President and Group President, North America Electrical and Communications Infrastructure from October 2007 to August 2008, Senior Vice President and General Manager — Data Communications and Carol Brand Products from August 2005 until September 2007, Vice President and General Manager — Carol Brand Products from January 2004 until July 2005. He joined General Cable in 1998 and served in a number of capacities during his tenure including product management, sales and business team leadership. Prior to joining General Cable, he held engineering and management positions with Dow Chemical Company and Cintas Corporation. He is a member of the Board of Directors of Xtek, Inc, a manufacturer of specialty goods for the steel and aluminum industries.

Emmanuel Sabonnadiere has served as Executive Vice President, President and Chief Executive Officer, Europe and Mediterranean since July 2010. He joined General Cable in June 2008 as Managing Director of the Silec operations in France and has also served as Chairman of the Board of Directors of our Algerian business. Prior to joining General Cable, he served for 20 years in senior management positions in energy transmission and distribution related businesses. Mr. Sabonnadiere joined General Cable from NKM Noell GmbH, the German branch of the Group REEL, where he served as Chief Executive Officer from 2005 to 2008. Prior to that, he served as Vice President of the Distribution Transformers Division of Alstom T&D from 2001 to 2005. Mr. Sabonnadiere also served in a number of management positions of increasing responsibility with Schneider Electric from 1990 to 2001, lastly as Managing Director of France Transfo. See “Executive Compensation — Compensation Discussion and Analysis — Changes in 2014 Executive Officers.”

Pursuant to our director retirement policy, Robert L. Smialek retired from our Board of Directors at our 2014 Annual Meeting of Stockholders held on May 15, 2014 due to his attaining 70 years of age during his current term. Set forth below is certain information regarding Mr. Smialek:

Robert L. Smialek, 70, served as a member of our Board of Directors since 1998. Mr. Smialek has been a private investor and consultant since August 2002. He was President and Chief Executive Officer of Applied Innovation Inc. (NASDAQ: AINN) from July 2000 to August 2002. From May 1993 to July 1999, he served as President and Chief Executive Officer of Insilco Corporation. Prior to 1993, Mr. Smialek served as the Group President and Chief Operating Officer of the Temperature and Appliance Controls Group of Siebe, plc. He was Group Vice President for the Tracor Instruments Group from 1988 to 1990. For the prior 19 years, Mr. Smialek worked for the General Electric Company in various operations management positions. Mr. Smialek has (i) extensive marketing and operating experience in a variety of domestic and global manufacturing businesses; (ii) significant experience in organizational development and talent development; (iii) substantial experience involving acquisitions and strategic alliances; (iv) a doctorate in Metallurgy; and (v) experience with major sales channels and distribution. Mr. Smialek’s operational leadership experience and significant understanding of compensation practices have made him a respected member of the Board and valued leader of our Compensation Committee.

Board Independence

With the exception of our Chief Executive Officer, all of our directors, including our non-executive Chairman of the Board, are independent based on the application of the rules and standards of the NYSE.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Our Executive Compensation Philosophy and Program

At General Cable, our philosophy on executive compensation is that we must align the interests of our executive officers with those of our stockholders by incentivizing them to think and act strategically in order to achieve sustainable, long-term value. In setting annual compensation for our executive officers, our Compensation Committee considers the following implementation principles that are governed by our executive compensation philosophy:

•	total compensation should be comprised of a mix between fixed salaries and variable opportunities and ensure both external competitiveness and internal equity;

•	fixed compensation should be targeted at a market competitive rate using the 50th percentile (or median) of pay levels as a reference point for comparable positions at comparable companies in the market, including our comparator peer group;

•	cash incentives should include both stretch targets that emphasize strong financial performance from operations and foundational goals designed to create and sustain long-term success of the business;

•	variable compensation should be comprised of both cash and long-term equity incentives and provide opportunities for our executives to earn above market median rewards for outstanding performance; and

•	actual compensation should be dependent upon many factors, including, but not limited to, our financial results, the executive’s level of responsibilities, growth potential, performance, tenure, and internal equity.

Our Compensation Committee regularly reviews our executive compensation program and market trends to ensure we are accomplishing the objectives of our executive compensation program. Annually, our Compensation Committee reviews and establishes target compensation levels for each of our executive officers as it deems appropriate in its sole discretion.

Each of our named executive officer’s total compensation for 2013 is consistent with our compensation philosophy and, for reference, does not exceed the 50th percentile (or median) of pay levels of comparable positions at comparable companies in the market, including our comparator peer group.

Components of Our Total Compensation

Consistent with our executive compensation philosophy, our executive compensation program includes both fixed and variable components. The fixed compensation components, which consist of base salary and benefits, are designed to attract and retain executive talent. The variable compensation components, which consist of an annual cash bonus opportunity and long-term equity incentives, depend upon both our company’s and the individual’s performance, thus aligning the executive’s interests with those of our stockholders. Individual compensation and the mix of base salary, annual cash bonus opportunity, and long-term incentive opportunities vary depending on the executive’s level of responsibilities, growth potential, performance, tenure with us, and internal pay equity. However, the at-risk portion of total compensation generally increases as an executive’s level of responsibilities increases. The main elements of our 2013 executive officer compensation program are outlined in the table below.

	Compensation Element (1)	Purpose
Annual Cash Compensation	Base Salary	Represents pay for an individual’s primary duties and responsibilities. Base salaries are reviewed annually and are established based on scope of responsibility, individual performance, potential, and competitiveness versus the relevant external market and our operating performance.
	Annual Incentives	Provides a performance-based cash incentive opportunity. Rewards achievement of specific financial goals, including consolidated and business team results. The amount actually earned will vary relative to the targeted level based on our actual results.

Long-Term, Equity-Based Compensation	Restricted Stock Units	Provides awards under a plan designed to enhance executive stock ownership, as well as an incentive for retention and sustaining stockholder value. Value of awards is directly dependent on our stock price.
	Stock Options	Provides awards under a plan that rewards participants if the value of our stock increases.

Benefits and Retirement	Retirement Benefits and Deferred Compensation	Provides benefits to our U.S.-based executive officers at retirement from our company. Our core plan is a defined contribution retirement and savings plan, including a 401(k) employee contribution with matching company contributions, referred to as “Retirement Plan.” The Retirement Plan is identical to the plan provided to U.S.-based non-executive employees.
Our Executive Deferred Compensation Plan, referred to as “DCP,” permits U.S-based participants to defer salary, incentive bonuses or stock awards until retirement. Within the DCP, we have a non-qualified supplemental or excess retirement plan, referred to as “BEP,” which provides benefits in excess of IRS limits under the Retirement Plan.
	Welfare Plans and Other Benefits	Provide for basic health care, life, and income security needs, including life, medical, dental, disability, and other employee welfare benefits, severance protection, fringe benefits, and limited perquisites.

(1)	We believe these compensation elements are consistent with relevant competitive market practice and further our goal of attracting and retaining executive management.

Mix of Total Compensation

Our 2013 executive compensation is substantially focused on variable compensation, which includes a bonus opportunity under our Annual Incentive Plan, referred to as “AIP,” and the economic value of stock options and restricted stock units, referred to as “RSUs,” granted under our 2005 Stock Incentive Plan, referred to as “Incentive Plan.” At least 56 percent of each of our named executive officer’s target 2013 total compensation was awarded in long-term incentives, which we believe encourages our executive officers to think and act strategically to achieve our sustainable long-term objectives and create long-term stockholder value. The following table illustrates the value of each compensation element based on target total compensation for each of our named executive officer for 2013. The percentage of compensation is calculated by dividing (i) the value of the target compensation element by (ii) the amount of target total compensation.

Name and Title	Target/ Actual	Salary	AIP Bonus (1)	Long-Term Incentives (2)	Total Compensation
Gregory B. Kenny,	Target	15%	21%	64%	100%
President and Chief Executive Officer	Actual	19%	3%	78%	100%

Brian J. Robinson,
Executive Vice President and	Target	19%	20%	61%	100%
Chief Financial Officer	Actual	23%	3%	74%	100%

Gregory J. Lampert,
Executive Vice President, President and Chief Executive Officer, General Cable	Target	19%	19%	62%	100%
Americas	Actual	23%	3%	74%	100%

Emmanuel Sabonnadiere,
Executive Vice President, President and Chief Executive Officer, General Cable	Target	20%	22%	58%	100%
Europe and Mediterranean	Actual	25%	4%	71%	100%

Robert J. Siverd,
Executive Vice President, General Counsel	Target	23%	21%	56%	100%
and Secretary	Actual	28%	3%	69%	100%

(1)	Value represents the 2013 AIP target bonus for each of our named executive officers. Each named executive officer received an AIP bonus payout of 13.3 percent of the target. Due to the low payouts under the AIP, the percentage of salary and long-term incentives increased for each executive officer.
(2)	The long-term incentive percentages are based on the grant date fair value of the total long-term incentives granted in 2013.

Our Compensation Committee Process

Our Compensation Committee reviews total target compensation levels annually. In preparation for the annual determination of each executive officer’s total compensation, our Committee periodically meets to consider market trends, the competitiveness of our compensation program, and the performance of our executive officers individually and in relation to our overall performance. In making its final total compensation determinations, our Compensation Committee applies a consistent approach for all of our executive officers.

Chief Executive Officer Compensation. Our Chief Executive Officer’s overall compensation is set by our Compensation Committee, in consultation with the Governance Committee, based on its assessment of our Chief Executive Officer’s individual performance and our company’s overall performance, as well as the financial and operating performance of a comparator group and other relevant market data.

Other Named Executive Officers. Compensation for our other named executive officers is based on recommendations by our Chief Executive Officer and Senior Vice President and Chief Human Resource Officer to our Compensation Committee. Our Compensation Committee considers these recommendations based on each executive’s individual responsibility, experience, and overall performance, including the attainment of their individual performance objectives and internal pay comparisons among our executive group.

None of our named executive officers, except our European based executive officer, Mr. Sabonnadiere, has an employment agreement. Mr. Sabonnadiere’s employment agreement includes the essential terms required by French law and provides for change in control and other severance benefits that are, to the extent legally permissible, closely aligned with our Executive Officer Severance Benefit Plan for U.S.-based executive officers, which was adopted in December 2007, referred to as “Severance Plan,” and is discussed under “— Compensation Tables — Change in Control and Other Post-Employment Payments and Benefits” below.

Role of Our Compensation Consultant

To assist our Compensation Committee in discharging its responsibilities with regard to our executive compensation program for 2013, our Compensation Committee retained Compensation Strategies, an outside compensation consultant. Compensation Strategies was engaged by and reported directly to our Compensation Committee and provided independent counsel on executive compensation matters. Our Compensation Committee regularly evaluated Compensation Strategies’ performance and determined that it was independent and that no conflicts of interest existed.

For our 2013 executive compensation program, Compensation Strategies, at our Compensation Committee’s direction:

•	presented current trend information, such as market practices for each compensation component (i.e., salary increases, structure and use of long-term incentives, prevalence of certain equity incentive vehicles, stock ownership guidelines, etc.), regulatory changes, accounting and tax changes, the economic and political climate, and other relevant topics for the current year;

•	developed information and guidance concerning best practices in the retention and motivation of employees related to all aspects of executive compensation;

•	reviewed the comparator peer group with our Compensation Committee, Chief Executive Officer, and Senior Vice President and Chief Human Resource Officer to determine if any updates were appropriate for 2013;

•	discussed individual tally sheets for each executive officer that detailed annual pay, both target and actual bonus amounts, and prospective wealth under various performance and economic assumptions; and

•	provided an analysis of market and peer group data regarding base pay, bonus opportunity targets, long-term incentive grants, the mix and weighting of various forms of compensation, and the competitiveness of current compensation for our named executive officers.

Competitive Market Pay Information

Our Compensation Committee reviews comparative analysis prepared by our compensation consultant as well as survey data and trend information for each of our named executive officers. While the Compensation Committee reviews a full comparative analysis from our compensation consultant for our Chief Executive Officer and Chief Financial Officer on an annual basis, our Compensation Committee has not historically had a full comparative analysis completed for our other executive officers on an annual basis. In the years where our Compensation Committee does not have a full comparative analysis completed for our other executive officers, it reviews survey data and current compensation trend information that it and our compensation consultant deems relevant. In addition, our compensation consultant, at the Compensation Committee’s request, provides an annual review of long-term incentive award trends as a reference point for setting long-term incentive awards for each executive officer. In determining 2013 compensation, our Compensation Committee requested and reviewed a full comparative analysis for all of our executive officers.

The primary reference points for the determination of pay practices are the compensation levels (base salary and short-term and long-term incentives) for companies with revenues, market capitalization, rates of return (total stockholder return and return on invested capital), and business activities that are generally consistent with our company in manufacturing, durable goods, and other relevant sectors. We believe that pay levels should reflect the complexity and size of our business, our employee headcount and market capitalization, and that revenues and rates of return are good surrogates for these factors. In this regard, our Compensation Committee relies, for general information purposes, on compensation data prepared by our compensation consultant, which summarizes external market practices. The data is derived from pay surveys available to our compensation consultant and our Senior Vice President and Chief Human Resource Officer.

In 2013, our Compensation Committee reviewed survey data for the following twenty (20) companies:

AK Steel Holding Corporation Allegheny Technologies Incorporated Amphenol Corporation Anixter International Inc. Ball Corporation Belden Inc Carlisle Companies Incorporated	Cooper Industries plc Corning Incorporated Dover Corporation Eaton Corporation Hubbell Incorporated ITT Corporation Molex Incorporated	Mueller Industries, Inc. Thomas & Betts Corporation The Timken Company Vishay Intertechnology, Inc. WESCO International, Inc. Worthington Industries, Inc.

Our Compensation Committee selected this comparator group after considering the revenues, market capitalization, and industry of each company as well as the recommendations of Compensation Strategies. The 2013 comparator group is the same as the 2012 comparator group. In setting 2013 compensation, our Compensation Committee evaluated our comparator group and determined that the current comparator group continued to be a relevant comparison tool. Information from this comparator group is used to validate data from other surveys and as a frame of reference for decision making. However, it is not the sole benchmark used to set compensation for our executive officers. Target total compensation of our executive officers, including our Chief Executive Officer, is determined after reviewing the executive’s performance, long-term potential, responsibilities, and experience within the context of the market data. In addition to these factors, we also consider internal comparisons of pay within the executive group.

In addition to reviewing broad-based data and information from a comparator group, our Compensation Committee also reviews executive pay tally sheets. The tally sheets contain information showing the executive officers’ annual pay, both target and actual bonus amounts, and prospective wealth under various performance and economic assumptions. Data from the tally sheets are considered as a guide by the Compensation Committee when establishing pay levels and opportunities.

Annual Cash Compensation

Base Salary. Base salaries are an important element of compensation and provide our executive officers with a base level of income. In determining base pay, our Compensation Committee considers the executive’s responsibilities, growth potential, individual performance against predetermined objectives, base salary competitiveness, as compared to the external market, and our company’s operating performance. From 2009 through 2012, our Compensation Committee only made a salary adjustment in 2011, even though our executive officers’ performance, our company’s performance, and the results of the external market review supported salary increases. Our Compensation Committee made this determination in 2009, 2010, and 2012 because it believed that salary increases for executive officers were not appropriate in the context of a global economic recession that impacted our business. In January 2013, the Compensation Committee authorized an increase in Mr. Lampert’s salary due to his promotion to Executive Vice President, President and Chief Executive Officer, Americas, which expanded his management responsibilities to include both our North American and Latin American businesses. In May 2013, the Compensation Committee authorized an increase in Mr. Robinson’s salary due to his strong leadership of our global finance organization and to align his salary with the market median for a chief financial officer.

The 2013 approved annual salaries for our named executive officers:

Name	2013 Base Salary (1)	Salary Changes
G. Kenny	$900,000	No increase since 2011
B. Robinson (2)	$480,000	Increase in May 2013
G. Lampert (3)	$450,000	Increase in January 2013
E. Sabonnadiere (4)	€260,000	Voluntarily decreased in 2012 and 2013
R. Siverd	$390,000	No increase since 2011

(1)	The 2013 base salaries for each of our named executive officers are consistent with our compensation philosophy and do not exceed the median base salary of the comparator pay data for each position.
(2)	Due to Mr. Lampert’s increase becoming effective in January, his actual 2013 salary was $442,692.
(3)	Due to Mr. Robinson’s increase becoming effective in May, his actual 2013 salary was $440,019.
(4)	Mr. Sabonnadiere’s base salary for 2013 was €260,000. However, in 2012, Mr. Sabonnadiere voluntarily requested a temporary decrease in both his 2012 and 2013 base salary, as well as a decrease in his vacation days for those years, to exhibit his commitment to reducing expenses in our European and Mediterranean Region, consistent with salary decreases imposed on our Spanish employees. The overall reduction in Mr. Sabonnadiere’s base salary of €10,751, as well as vacation days, results in a total decrease of 10 percent in 2013. Our Compensation Committee accepted his temporary decrease at the recommendation of our Chief Executive Officer.

Annual Incentives. Annual AIP cash bonuses are intended to reward individual performance during the year and, therefore, can be highly variable from year to year. At the outset of the year, our Compensation Committee approves a target incentive award for each executive officer and company performance targets for the year. At this time, individual performance objectives also are set for each of the executive officers with the input from our Chief Executive Officer. At the end of the fiscal year, our Compensation Committee measures actual performance against the predetermined company performance targets, reviews individual performance, and determines whether negative adjustments are appropriate.

After careful consideration, the Compensation Committee approved and implemented an umbrella plan in connection with our annual AIP cash bonuses at the recommendation of Compensation Strategies. The umbrella structure provides a ceiling on the maximum bonus amount that any executive officer may receive, and the actual bonus paid to each executive officer, below the ceiling, will be guided by the achievement of the established secondary financial and individual performance goals. The Compensation Committee determined that given the cyclical nature of our business and unusual non-recurring charges, an umbrella plan would give it a certain level of flexibility while providing objective performance goals that are intended to allow deductibility under Section 162(m) of the Internal Revenue Code. The 2013 umbrella plan established an initial performance goal of one dollar of operating income, which establishes a maximum bonus that may be provided to each executive officer under the AIP. Then under the AIP, a secondary set of goals are established consisting of threshold, target and maximum financial performance goals and individual strategic goals.

The secondary performance goals for each of our named executive officers included the attainment of earnings per share, referred to as “EPS,” and working capital efficiency, referred to as “WCE,” and individual performance goals. The EPS performance is measured principally under U.S. generally accepted accounting principles exclusive of extraordinary gains and losses, nonrecurring charges, and any mark to market accounting adjustments on commodity and foreign currency financial derivatives related to large multi-year projects. The WCE performance is measured as a thirteen (13) point average of receivables, inventories and pre-paid assets less accounts payable and accrued liabilities divided by full year revenues. In evaluating the use of the WCE goal in 2011, our Compensation Committee determined that the WCE goal provided a comprehensive method to evaluate our working capital management, rather than focusing on individual components of working capital management metrics.

In setting the 2013 goals, our Compensation Committee consulted with our compensation consultant, our Chief Executive Officer, and our Chief Financial Officer and determined that operating income, EPS, and WCE were the appropriate financial metrics by which to measure our named executive officers’ performance. If the operating income performance goal is met, EPS amounts to 80 percent and WCE amounts to 20 percent of the financial goals, respectively. The weightings of the EPS and WCE metrics were changed from 70 percent and 30 percent, respectively in 2011, to 80 percent and 20 percent, respectively in 2012, and payouts for threshold and fair performance were increased to 50 percent and 75 percent, respectively, in 2012, from 25 percent and 50 percent, respectively, in 2011, to better align the AIP with market norms and in acknowledgement that our Business Plan was approved with aggressive target levels. The 2013 EPS and WCE metrics and weighting were the same as 2012.

The 2013 target level was set at a level which accounted for the current economic conditions in our three (3) operating regions, the high level of volatility of raw materials which we anticipated would affect our operations in 2013, and the incorporation of our 2012 acquired entities into our financial results. Overall, the 2013 target EPS of $2.25 represents a targeted improvement of 19 percent over 2012 adjusted results. The target WCE of 19.6 percent represents a targeted improvement of 40 basis points or approximately $25 million versus 2012 working capital levels including acquisitions. The AIP had a cap in 2013 of 200 percent of target as a maximum award level for executive officers. Under the AIP goals, no bonuses would be paid to our named executive officers under the AIP unless our earned income was positive. 2013 AIP performance targets and payouts are set forth in the following table.

	Actual Level % of Goal Achieved
Performance Level	EPS: 80% Weighting		WCE: 20% Weighting	% of Target Payout
Maximum		$2.92/130%	18.7%/105.0%	200%
Excellent		$2.70/120%	19.3%/102.0%	150%
Target(1)		$2.25/100%	19.6%/100.0%	100%
Fair		$2.09/93%	19.9%/99.0%	75%
Threshold		$1.94/86%	20.2%/97.0%	50%
< Threshold	<$	1.94/86%	> 20.2%/97.0%	0%

(1)	Target EPS of $2.25 represents a 19% improvement over the 2012 AIP EPS of $1.89. Performance levels on the working capital component provided a reasonable level of stretch and improvement over 2012.

The individual performance goals for each of our named executive officers were established by our Compensation Committee with input from our Chief Executive Officer for the other executive officers to provide evaluation criteria for each of their overall 2013 performance. These individual performance goals serve as additional criteria to the global EPS and WCE financial metrics discussed above in measuring individual performance. Each of our named executive officers had individual goals associated with their specific function or regional group related to (i) growing our wire and cable business; (ii) driving a global One Company culture; (iii) improving safety performance (not applicable for our EVP, General Counsel); and (iv) developing talent globally. Messrs. Kenny and Robinson also had goals focused on enhancing our internal control environment. Messrs. Lampert and Sabonnadiere also had financial goals related to their respective regions’ 2013 operating income, return on capital employed, and working capital efficiency.

Award levels at target under the AIP generally reflect the median of the competitive market (including the comparator group of companies listed earlier) with the opportunity to earn more or less depending on actual financial performance of our company and individual performance. Target AIP levels for our named executive officers in 2013 were as follows:

Name	Target AIP Level
G. Kenny	$1,250,000
B. Robinson	$460,000
G. Lampert	$450,000
E. Sabonnadiere (1)	$362,400
R. Siverd	$360,000

(1)	Mr. Sabonnadiere’s target bonus was €265,000 and has been converted into U.S. dollars in this table.

The umbrella plan’s operating income performance goal was achieved at the maximum amount for 2013. Our Compensation Committee reviewed the achievement of the secondary financial goals of EPS and WCE and individual performance goals to determine the level of negative discretion to exercise with regards to payouts under the AIP. EPS was below expectations and did not achieve the threshold performance level for 2013. Under the WCE performance goal, we achieved 20 percent which was in between threshold and fair performance and resulted in achievement of 13.3 percent of the target payout of the secondary financial goals. Our Compensation Committee, with input from our Chief Executive Officer on the other named executive officers, evaluated the 2013 performance of our named executive officers in relation to their established individual performance goals. Beyond evaluating the individual performance goals, our Compensation Committee considered the overall performance of our company and our executive officers as a group in light of the economic and financial conditions affecting our global wire and cable business as well as the restatement of our financial statements. Our Compensation Committee concluded that our named executive officers, both individually and as a group, were performing at the high level required to fulfill our company’s overall short and long-term strategic goals. However, our Compensation Committee decided to exercise negative discretion under the umbrella plan and determined that the amount paid to each executive should only be based on the percentage achievement of the WCE goal. The payouts for each of our named executive officers for 2013 were as follows:

Name	Actual AIP Payout
G. Kenny	$166,250
B. Robinson	$61,180
G. Lampert	$59,850
E. Sabonnadiere (1)	$46,550
R. Siverd	$47,880

(1)	Mr. Sabonnadiere’s bonus was paid in Euros (€35,245) but has been converted using the December 31, 2013 exchange rate of $1.38.

Long-Term Equity Incentives

Long-term incentive awards are granted to our executive officers under our Incentive Plan approved by our stockholders in 2005 and 2010. Long-term equity incentive grant date values for total equity awards are based on a review of current market practices provided to our Compensation Committee by our compensation consultant and our Senior Vice President and Chief Human Resource Officer. The actual grant for each executive officer is determined by our Compensation Committee taking into consideration our company’s performance in the past year and the contributions made by our executive officers as a whole, within the context of market practices. The individual performance goals used in determining AIP performance are also taken into account for purposes of making long-term equity incentive awards. Grants of stock options, RSUs and other stock awards for executive officers generally are approved on an annual basis on the date of the first previously scheduled meeting of the Compensation Committee. Such grants have historically been made effective on the day after the date of the earnings release to ensure that award values reflect all material information about our company. Due to the grant process, the targeted economic value for the equity awards for 2013 is based on an average twenty day stock price as of the date of our Compensation Committee meeting, which is approximately one week in advance of the grant date. Awards also may be granted at the time of a special event, such as upon employment or a significant promotion. Option exercise prices are computed based on the fair market value of our common stock on the date of grant.

Each year, our Compensation Committee, with input from our compensation consultant, reviews the relative equity incentive mix for our executive officers and makes a final determination. Our Compensation Committee determined that the mix of the grant date value in equity incentive should be comprised of 75 percent stock options and 25 percent restricted stock units. Our Compensation Committee considered the primary purpose of stock options, which is the alignment of our executive officers and stockholders’ interests, and restricted stock units, which is the retention of executive officers, to determine the appropriate mix of equity incentives for our company based on our needs and compensation philosophy. Our Compensation Committee believes that providing combined grants of stock options and RSUs creates a better balance between risk and reward for its U.S.-based executive officers than either type of equity incentive can achieve alone. Consistent with the structure of our equity incentive awards in 2012, our U.S.-based named executive officer awards for 2013 were structured to provide 75 percent of the grant date value in the form of stock options and 25 percent of the grant date value in the form of RSUs.

In March 2013, our U.S.-based named executive officers received non-qualified stock option grants and awards of RSUs. Mr. Sabonnadiere received his entire long-term incentive award as RSUs for tax efficiency reasons in Europe. The stock option grants have the following characteristics: (i) an exercise price equal to the market value of General Cable stock on the date of grant; (ii) a three-year vesting period; (iii) a term of ten years from the date of grant; and (iv) a retirement provision that provides for a continued exercise period for stock options granted in 2013 upon retirement for the earlier of (a) three (3) years from the date of retirement or (b) the original expiration date. The 2013 grants of RSUs to our U.S.-based named executive officers vest five years from the date of grant if the performance condition of $1.00 of cumulative earnings per share over the vesting period is achieved and include prorated vesting upon retirement. The RSUs granted to Mr. Sabonnadiere in 2013 have the same performance condition as the U.S.-based named executive officers and cliff vest three (3) years after the date of the grant with a two (2) year holding period. The grant date fair value of these stock option grants and RSU awards (under FASB ASC Topic 718) is shown in the Summary Compensation Table and Grants of Plan-Based Awards During Fiscal 2013 Table.

On July 30, 2013, at a joint meeting of the Board of Directors and the Compensation Committee, the Compensation Committee approved amendments to the restricted stock unit award agreement to provide dividend equivalent rights during the vesting period for restricted stock units. The dividend equivalent rights will be accrued as cash dividends and will be subject to the same vesting and forfeiture provision as the restricted stock units. The payment of dividend equivalent rights became effective for restricted stock units granted beginning on January 1, 2014.

Compensation Recoupment Policy

In December 2011, our Board of Directors adopted an incentive compensation recoupment policy, referred to as “Clawback Policy,” that allows us to recover incentive-based compensation from our executive officers in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws or from executive officers or key employees if the individual materially violates our Code of Ethics. Upon the restatement of our financial statements due to material noncompliance, our Board of Directors may, to the fullest extent permitted by law, require each current and former executive officer to reimburse us for any amount paid within the last thirty-six (36) months in excess of the amounts that would have been paid under our restated financial statements. In the event of a material violation of our Code of Ethics by an executive officer or key employee, our Board of Directors can recover any incentive-based compensation paid to such individual within the last twelve (12) months. Our Board of Directors has the sole discretion to determine the form and timing of the recovery, which may include repayment and an adjustment to future incentive-based compensation payouts or grants. The remedies under our Clawback Policy are in addition to, and not in lieu of, any legal and equitable claims we may have or any actions imposed by law enforcement agencies, regulators or other authorities. Our Clawback Policy was effective and applies to all incentive-based compensation payouts or grants, including grants, awards or amounts paid under the AIP or Incentive Plan, after January 1, 2012.

In March 2013 at a Special Meeting of the Board of Directors, our Board, at the recommendation of our Compensation Committee, determined to seek recoupment, under our Clawback Policy, of the 2011 AIP bonus award paid to Mr. Sandoval, our former Executive Vice President, and President and Chief Executive Officer, General Cable Rest of World, in February 2012 for the 2011 performance year. Mr. Sandoval resigned on November 13, 2012 in connection with the internal investigation of certain accounting matters, which were the subject of our Company’s restatement of its financial statements. The determination to pursue recoupment of Mr. Sandoval’s 2011 AIP bonus and the subsequent action were taken after careful consideration of the results of the internal investigation of certain accounting matters in Brazil and the resulting restatement. As a result of his resignation, Mr. Sandoval forfeited all of his unvested RSUs and stock options.

At the same Special Meeting of the Board of Directors, our Board, at the recommendation of our Compensation Committee, determined not to recoup incentive compensation paid or granted to our named executive officers based on the internal investigation and facts surrounding the restatement. Our Compensation Committee did exercise negative discretion in regard to the 2012 AIP awards for Messrs. Kenny and Robinson that were paid in 2013.

Accounting Considerations

The accounting standards applicable to the various forms of long-term incentive plans under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (formerly FASB Statement 123R) is one factor that we and the Compensation Committee consider in the design of our long-term equity incentive programs. We and the Compensation Committee monitor FASB ASC Topic 718 expense to ensure that it is reasonable, but expense will not be the most important factor in making decisions about our long-term incentive plans.

Deductibility of Executive Compensation

Our Compensation Committee takes into account the estimated accounting (pro forma expense) and the tax impact of all material changes to our executive compensation program and discusses such matters periodically during the year. Generally, an accounting expense is accrued over the relevant service period for the particular pay element (generally equal to the performance period) and we realize a tax deduction upon the payment to the executive officer. Our Compensation Committee has been advised that, based on current interpretations, equity incentives awarded under the Incentive Plan and granted in 2011, 2012, and 2013 which vest based on continued employment with our company and the achievement of a pre-determined performance metric, should satisfy the requirements for performance-based compensation under Internal Revenue Code Section 162(m). Our Compensation Committee has also been advised that restricted stock awards granted prior to February 2009, which vest based on continued employment with our company, do not qualify as performance-based compensation, and so may not be tax deductible under Internal Revenue Code Section 162(m). In general, our policy is to optimize the tax deductibility of executive compensation so long as deductibility is consistent with more important objectives (as determined by the Compensation Committee, in the exercise of its business judgment) of maintaining competitive, motivational performance-based compensation that is aligned with stockholder interests and retaining executive officers.

Retirement Plans and Other Company Benefits

Our U.S.-based named executive officers participate in the full range and scope of retirement and welfare and other plans as all of our other U.S.-based employees do, except as noted below. In this area, as in other aspects of our compensation program, we target these types of benefits to be competitive within the relevant market identified.

Retirement Benefits. We and our subsidiaries sponsor Retirement and Savings Plans, referred to as “Retirement Plans,” for salaried and hourly employees in the United States. The Plans are tax-qualified, defined contribution plans under which fixed contributions are made for the account of each participating employee each year. For salaried employees, under the retirement component, a contribution of four percent of eligible compensation is made, and under the savings or 401(k) component, a matching contribution is made in the amount of two percent of eligible compensation so long as the employee has contributed at least four percent of compensation through our payroll deduction program. The federal statutory limit for eligible compensation in 2013 was $255,000. These contribution and matching percentages are intended to reflect competitive market terms and conditions for plans of this type. Participating employees may direct the investment of our company and individual contributions into one or more of the investment options offered by the Retirement Plans.

We and our subsidiaries also maintain the DCP, which permits deferral of salary, incentive bonuses, and stock awards by U.S.-based participants, including our U.S.-based named executive officers. We offer the DCP because it allows us to have a more competitive benefits program. In 2007, we combined this plan with the BEP and our former Supplemental Executive Retirement Plan, referred to as “SERP.” The BEP is designed to make up benefits on certain wages, which are not eligible for company matching or retirement contributions because of Internal Revenue Service limits on inclusion of these amounts in our Retirement Plans. The BEP has investment options and vesting requirements similar to the Retirement Plan. The SERP was adopted in 2000 in which a limited number of key managers, including certain of our named executive officers, participated. In 2007, benefit accruals under the SERP were frozen and converted to an account balance plan subject to vesting to better align our total retirement related benefits with the objectives of these plans and their costs. The value of accounts of our eligible named executive officers from the SERP is included in the DCP. Participants may receive their vested benefits under the Retirement Plans and the DCP on termination or retirement.

Messrs. Kenny and Siverd are participants in the Retirement Income Guarantee Plan, referred to as “RIGP,” established by our predecessor. RIGP benefits are principally funded under our Master Pension Plan, a qualified defined benefit plan. Benefit accruals under the RIGP were frozen in 1993. Under the RIGP, a target benefit is calculated using pay and service through 1993 and adjusted for certain defined contribution account balances. In prior years, these defined contribution accounts provided projected balances in excess of the target benefit for Messrs. Kenny and Siverd, the only executive officers eligible for this benefit. Because of investment performance in the value of the offset accounts in 2013, Mr. Kenny is not currently projected to receive a benefit under the RIGP. Mr. Siverd is projected to be entitled to a qualified benefit of approximately $46,000 from the RIGP as well as a non-qualified RIGP payment of $80,000 upon reaching his normal retirement date. The amount of the RIGP benefit will fluctuate from year to year based on the value of the offsetting accounts and will depend on Messrs. Kenny and Siverd’s respective actual retirement date.

Mr. Sabonnadiere, a French national based in Spain, is not eligible to participate in the Retirement Plans or the DCP. Under French law, Mr. Sabonnadiere receives statutory retirement and medical benefits.

Other Benefits. We believe that our employee benefit plans, including retirement plans, deferred compensation, perquisites and welfare plans, are of the type commonly offered by other employers. These benefits form part of our compensation philosophy and we continue to offer them because we believe they are necessary in order to attract, motivate, and retain talented executive officers.

Severance and Change-in-Control Arrangements

None of our named executive officers have an employment agreement or a change in control agreement other than Mr. Sabonnadiere. Mr. Sabonnadiere’s employment agreement includes the essential terms required by French law and provides for change in control and other severance benefits that are, to the extent legally permissible, closely aligned with our Executive Officer Severance Benefit Plan. Our U.S. based named executive officers may be eligible for post-employment payments and benefits in certain circumstances upon termination or a change in control of our company. These post-employment payments and benefits arise under the Severance Plan and the Incentive Plan and its predecessor plans. These potential severance benefits are discussed under “— Compensation Tables — Change in Control and Other Post-Employment Payments and Benefits.”

Stock Ownership Guidelines

Consistent with our executive compensation philosophy and the principle of aligning executive and stockholder interests, we require our executive officers to maintain minimum ownership levels of General Cable common stock. The following Stock Ownership Guidelines were established by our Board in 2005 and amended in December 2010.

Executive	Ownership Multiple of Base Salary
Chief Executive Officer	6 times
Chief Financial Officer	3 times
Executive Vice Presidents	3 times

Shares that are counted for purposes of satisfying ownership requirements are shares directly owned, grants and awards under incentive plans, and shares held in the DCP and Retirement Plans. All of our executive officers must comply with these ownership requirements by the later of a five-year period starting from December 2005 or their appointment as an executive officer.

The foregoing stock ownership requirements are measured annually on the last day of the calendar year unless our Board determines otherwise. For purposes of the measurement, the individual’s stock ownership shall be valued based on the average daily close price of our common stock during the prior thirty-six (36) full calendar months. All executive officers were in compliance with these Guidelines as of March 17, 2014.

2013 Say on Pay Vote

Consistent with our pay for performance culture, our Compensation Committee annually reviews our executive compensation program to ensure it addresses our human resource needs and reflects our corporate culture, which includes our values and the way we operate our business. As part of our annual review, our Compensation Committee also considered the voting results on our executive compensation proposal at our Annual Meeting of Stockholders held in May 2013. Our stockholders affirmed their support of our executive compensation program in 2013 by casting 97.3 percent of the votes in favor of our named executive officer’s compensation. The approval of our named executive officer’s compensation by our stockholders reflects the continued support for our executive compensation program and related compensation decisions. Our Compensation Committee has considered and intends to continue considering the voting results on future executive compensation programs as it makes future executive compensation decisions.

Changes in 2014 Executive Compensation

As part of our corporate governance practices, our Compensation Committee determined that it was appropriate to conduct a request for proposals to select an independent compensation consultant to advise on the structure and administration of our executive compensation programs as well as trends and market data. Following a comprehensive review, our Compensation Committee approved the appointment of Hay Group as its independent compensation consultant for 2014. As part of Hay Group’s appointment, our Compensation Committee requested a comprehensive review of our executive compensation program. For 2014, our Compensation Committee approved the following changes to our executive compensation program (i) umbrella trigger for the AIP based on EBITDA performance; (ii) secondary financial performance metrics for the AIP based on EBITDA and cash conversion cycles in days; (iii) different performance weightings for corporate and operating executives; (iv) the use of both performance stock units , referred to as “PSUs,” and RSUs; and (v) an even mix of PSUs and RSUs. Our Compensation Committee made these changes as it believes they are consistent with our compensation philosophy, pay for performance environment and market trends.

Changes in 2014 Executive Officers

On February 18, 2014, Robert J. Siverd announced his intention to retire from his role as Executive Vice President, General Counsel and Secretary of General Cable Corporation upon the successful completion of an executive search, which is expected to be completed in the second half of 2014.

On March 20, 2014, we announced that Emmanuel Sabonnadiere, Executive Vice President, President and Chief Executive Officer, Europe & Mediterranean, will transition from his current position for a period of up to six months. We have launched a formal search for a successor to Mr. Sabonnadiere. During the transition period, Mr. Sabonnadiere will facilitate an orderly transfer of his duties while continuing in his current position. After the transition period, it is contemplated that Mr. Sabonnadiere will continue to represent our company as Chairman of the Board of our majority-owned, Algerian joint venture as well as assist us in technology, strategy, and customer development.

Forward Looking Statements

The information discussed in our Compensation Discussion and Analysis contains statements regarding future individual and company performance measures, targets, and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Tables

Summary Compensation Table

The following table presents compensation paid to or earned by each of our named executive officers for the fiscal years ended 2013, 2012 and 2011. Our named executive officers are members of our executive management team who are required to be disclosed due to their overall compensation or position in our company.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)	Total ($)
Gregory B. Kenny President and Chief Executive Officer	2013	900,000	0	845,760	2,942,007	166,250	0	112,106	4,966,123
	2012	900,000	0	910,000	3,112,234	312,500	0	127,460	5,362,194
	2011	891,346	0	728,790	2,627,543	568,400	0	143,026	4,959,105

Brian J. Robinson Executive Vice President and Chief Financial Officer	2013	440,019	0	317,160	1,117,218	61,180	0	42,391	1,977,968
	2012	375,000	0	260,000	855,409	135,000	0	47,715	1,673,124
	2011	368,077	0	1,028,880	723,177	159,250	0	53,598	2,332,982

Gregory J. Lampert Executive Vice President, President and Chief Executive Officer, General Cable Americas

	2013	442,692	0	317,160	1,117,218	59,850	0	53,700	1,990,620
	2012	355,000	0	260,000	855,409	180,000	0	47,660	1,698,069
	2011	350,384	0	214,350	723,177	159,250	0	52,741	1,499,902

Emmanuel Sabonnadiere Executive Vice President, President and Chief Executive Officer, General Cable Europe & Mediterranean

	2013	331,931	0	951,480	0	48,676	0	57,601	1,389,688
	2012	328,339	0	1,007,500	0	174,900	0	75,649	1,586,388
	2011	363,532	0	0	0	168,182	0	6,488	538,202

Robert J. Siverd Executive Vice President, General Counsel and Secretary
	2013	390,000	0	211,440	763,432	47,880	0	67,582	1,480,334
	2012	390,000	0	227,500	746,208	180,000	0	62,311	1,606,019
	2011	388,835	0	171,480	554,436	159,250	0	64,881	1,338,882

(1)	Our Compensation Committee authorized a salary increase for (i) Mr. Lampert in recognition of his expanded role leading the Americas in January 2013 and (ii) Mr. Robinson in recognition of his strong leadership of our global financial organization and to align his salary with the market median for a chief financial officer in May 2013. None of our other named executive officers received a base salary increase for 2013. Mr. Sabonnadiere voluntarily requested and our Compensation Committee approved a temporary pay decrease for the years 2012 and 2013 as he requested, to exhibit his commitment to reducing expenses in our Europe and Mediterranean Region.

(2)	On March 18, 2013, our Compensation Committee granted Messrs. Kenny, Robinson, Lampert, Sabonnadiere and Siverd 24,000, 9,000, 9,000, 27,000, and 6,000 RSUs, respectively. The RSUs granted to the U.S.-based executive officers during 2013 cliff vest five (5) years after the date of grant provided the performance condition of $1.00 of cumulative net income over the vesting period is achieved. The RSUs granted to Mr. Sabonnadiere in 2013 have the same performance condition as the U.S.-based executives and cliff vest three (3) years after the date of the grant with a two (2) year holding period. The values represents the grant date fair value of the restricted common stock or RSU grants shown in the Table under FASB ASC Topic 718 using assumptions set forth in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus.
(3)	On March 18, 2013, our Compensation Committee granted Messrs. Kenny, Robinson, Lampert and Siverd 158,000, 60,000, 60,000, and 41,000 stock options, respectively. These options vest and become exercisable ratably three (3) years from the date of grant. The values represent the grant date fair value of the common stock option grants shown in the Table under FASB ASC Topic 718 using assumptions set forth in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus.
(4)	Represents awards paid under our AIP after the fiscal year with respect to that fiscal year’s performance. Mr. Sabonnadiere’s bonus was paid in Euros (35,245) but has been converted using an exchange rate of $1.32.
(5)	Perquisites and other personal benefits in 2013 included the following:

Name	Contributions to the Retirement and Savings and Excess Benefit Plans ($) (1)	Perquisites ($) (2)
G. Kenny	72,750	39,356
B. Robinson	26,401	15,990
G. Lampert	37,362	16,338
E. Sabonnadiere	0	57,601
R. Siverd	34,200	33,382

(1)	Represents contributions to our U.S.-based named executive officers under our Retirement Savings and Excess Benefits Plans. For further discussion of these contributions, see the “— Compensation Discussion & Analysis — Retirement Benefits” above. Mr. Sabonnadiere does not receive benefits under these plans as he receives statutory retirement benefits pursuant to French law, which are provided to all of our French employees. We are unable to calculate the value of such statutory benefits for Mr. Sabonnadiere.
(2)	Each of our U.S.-based named executive officers receives a fixed payment perquisite in the amount noted as well as a small amount of imputed income for company provided life insurance. These benefits do not receive tax gross ups. Mr. Sabonnadiere has a company vehicle, as is consistent with the competitive market in Europe, the use of which is valued at $14,506. He also received certain relocation assistance for housing valued at $30,915 and tax preparation assistance valued at $12,179.

Narrative Disclosure for Summary Compensation Table

We have no employment agreements with our named executive officers, except Mr. Sabonnadiere as is required pursuant to French law, to provide for specific base salary, bonus, and benefits. Certain aspects of the compensation and equity awards reported in these tables are subject to terms and conditions set forth in policies and plans as follows:

Form of Compensation	Subject to	For Additional Information
Cash Incentives	Annual Incentive Plan	See discussion at pages 97-100.
Equity Awards	2005 Stock Incentive Plan	See discussion below and at pages 100-101.
Other Compensation –	Retirement and Savings Plan	See discussion at pages 102-103.
Company Contributions in Retirement Accounts	Deferred Compensation Plan	See discussion at pages 102-103.

Grants of Plan-Based Awards During Fiscal Year 2013 Table

The following table details the grants of plan-based awards awarded to our named executive officers in 2013.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
G. Kenny	3/18/2013	0	0	0	0	0	0	24,000			845,760
	3/18/2013								158,000	35.24	2,942,007

B. Robinson	3/18/2013	0	0	0	0	0	0	9,000			317,160
	3/18/2013								60,000	35.24	1,117,218

G. Lampert	3/18/2013	0	0	0	0	0	0	9,000			317,160
	3/18/2013								60,000	35.24	1,117,218

E. Sabonnadiere	3/18/2013	0	0	0	0	0	0	27,000			951,480
									0		0

R. Siverd	3/18/2013	0	0	0	0	0	0	6,000			211,440
	3/18/2013								41,000	35.24	763,432

(1)	Restricted stock unit awards were made under our Incentive Plan on March 18, 2013.
(2)	Stock option awards were made under our Incentive Plan. The exercise price of the options is the closing price of our common stock on the grant date of March 18, 2013, which was $35.24.
(3)	Amounts reflect the aggregate grant date fair value of the equity award computed in accordance with ASC 718, except no assumption for forfeitures was included. The grant date fair value of the restricted stock unit grants was based on the closing price of our common stock on the grant date of $35.24. See “Note 14 — Share-Based Compensation” to our annual audited consolidated financial statements included elsewhere in this prospectus, regarding assumptions underlying the valuation of such equity awards.

Narrative Disclosure for Grants of Plan Based Awards

The restricted unit stock awards granted to our U.S.-based named executive officers vest 100 percent, five (5) years from the date of grant provided the performance condition of $1.00 of cumulative earnings per share over the vesting period is achieved. Restricted stock unit awards granted prior to January 1, 2014 are not eligible for dividends or dividend equivalents to the extent paid to our other stockholders. We currently pay dividends to our common stockholders. Under the Incentive Plan, U.S. based participants, including our U.S. based named executive officers, are permitted to defer awards under our DCP, which is described at pages 102-103. Stock options granted to our named executive officers shown in the table above vest ratably three (3) years from the date of grant and cannot be deferred. Both RSUs and stock option vesting would be accelerated in case of a change in control as defined in the Incentive Plan, which is described beginning at page 114.

Outstanding Equity Awards at December 31, 2013

Our named executive officers have been previously granted equity awards in the form of stock options, restricted stock and RSUs pursuant to our Incentive Plan. This table shows our named executive officers’ outstanding awards as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested (#) (2)	Market Value of Shares or Units of Stock that Have not Vested ($)
G. Kenny	43,331	0	0	11.94	1/26/2015	33,000	970,530
	28,896	0		22.97	2/7/2016	20,000	588,200
	28,725	0		50.68	2/14/2017	17,000	499,970
	68,560	0		64.51	2/13/2018	28,000	823,480
	180,000	0		19.59	2/11/2019	24,000	705,840
	108,000	0		24.44	2/12/2020
	72,667	36,333		42.87	2/9/2021
	57,000	114,000		32.50	2/9/2022
	0	158,000		35.24	3/18/2023

B. Robinson	2,410	0	0	22.97	2/7/2016	10,000	294,100
	3,205	0		50.68	2/14/2017	6,000	176,460
	21,580	0		64.51	2/13/2018	24,000	705,840
	60,000	0		19.59	2/11/2019	8,000	235,280
	31,000	0		24.44	2/12/2020	9,000	264,690
	20,000	10,000		42.87	2/9/2021
	15,667	31,333		32.50	2/9/2022
	0	60,000		35.24	3/18/2023

G. Lampert	4,984	0	0	11.99	4/6/2015	10,000	294,100
	3,480	0		22.97	2/7/2016	6,000	176,460
	3,016	0		50.68	2/14/2017	5,000	147,050
	20,284	0		69.29	11/5/2017	8,000	235,280
	60,000	0		19.59	2/11/2019	9,000	264,690
	31,000	0		24.44	2/12/2020
	20,000	10,000		42.87	2/9/2021
	15,667	31,333		32.50	2/9/2022
	0	60,000		35.24	3/18/2023

E. Sabonnadiere	48,497	0	0	27.64	7/1/2020	31,000	911,710
	0					27,000	794,070

R. Siverd	6,260	0	0	50.68	2/14/2017	10,000	294,100
	17,000	0		64.51	2/13/2018	4,395	129,257
	60,000	0		19.59	2/11/2019	4,000	117,640
	23,456	0		24.44	2/12/2020	7,000	205,870
	15,333	7,667		42.87	2/9/2021	6,000	176,460
	13,667	27,333		32.50	2/9/2022
	0	41,000		35.24	3/18/2023

(1)	Unvested stock options vest ratably over three years except the grants expiring February 9, 2021, which vest three (3) years from the date of grant and expire on the 10th anniversary of the grant.

(2)	The vesting schedule for restricted stock that has not vested is as follows:

Name	Grant Date	Unvested Shares/Units	Vesting Schedule
G. Kenny	2/11/2009	33,000	33,000 shares vest on 2/11/2014
	2/12/2010	20,000	20,000 shares vest on 2/12/2015
	2/9/2011	17,000	17,000 shares vest on 2/9/2016
	2/9/2012	28,000	28,000 shares vest on 2/9/2017
	3/18/2013	24,000	24,000 shares vest on 3/18/2018

B. Robinson	2/11/2009	10,000	10,000 shares vest on 2/11/2014
	2/12/2010	6,000	6,000 shares vest on 2/12/2015
	2/9/2011	24,000	24,000 shares vest on 2/9/2016
	2/9/2012	8,000	8,000 shares vest on 2/9/2017
	3/18/2013	9,000	9,000 shares vest on 3/18/2018

G. Lampert	2/11/2009	10,000	10,000 shares vest on 2/11/2014
	2/12/2010	6,000	6,000 shares vest on 2/12/2015
	2/9/2011	5,000	5,000 shares vest on 2/9/2016
	2/9/2012	8,000	8,000 shares vest on 2/9/2017
	3/18/2013	9,000	9,000 shares vest on 3/18/2018

E. Sabonnadiere	2/9/2012	31,000	31,000 shares vest on 2/9/2017
	3/18/2013	27,000	27,000 shares vest on 3/18/2016

R. Siverd	2/11/2009	10,000	10,000 shares vest on 2/11/2014
	2/12/2010	4,395	4,395 shares vest on 2/12/2015
	2/9/2011	4,000	4,000 shares vest on 2/9/2016
	2/9/2012	7,000	7,000 shares vest on 2/9/2017
	3/18/2013	6,000	6,000 shares vest on 3/18/2018

(3)	The closing price of our common stock on December 31, 2013 was $29.41.

Option Exercises and Stock Vested During Fiscal Year 2013

The following table provides information on exercises of stock options and restricted stock vesting in 2013 by our named executive officers. The value realized on the exercise of options and vesting of restricted stock does not account for the personal tax liability incurred by our named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
G. Kenny	0	0	12,720	$441,384
B. Robinson	4,519	$102,713	4,010	$139,147
G. Lampert	0	0	0	0
E. Sabonnadiere	0	0	44,281	$1,386,887
R. Siverd	18,392	$311,492	3,160	$109,652

Non-Qualified Deferred Compensation Table

The following table provides information on benefits for U.S. based executive officers under our Deferred Compensation Plan.

Name	Plan Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
G. Kenny	DCP	0	57,450	1,808,727	0	21,907,329
B. Robinson	DCP	0	11,101	130,821	0	575,848
G. Lampert	DCP	0	22,062	20,680	0	257,887
E. Sabonnadiere	DCP	0	0	0	0	0
R. Siverd	DCP	0	18,900	501,414	0	4,481,591

(1)	There were no executive contributions during 2013.
(2)	Includes amounts contributed by our company to the DCP. Registrant contributions represent the amount of our company’s contribution for 2013 to the DCP for the BEP component, and these amounts are included in the All Other Compensation column of the Summary Compensation Table.
(3)	Includes amounts reported as compensation for our named executive officers in the Summary Compensation Table for previous years. Of the DCP balances shown, 45.71 percent for Mr. Kenny and 49.91 percent for Mr. Siverd represents the value of General Cable stock awards received by each of them over a period of many years that each of them has elected to defer into the DCP. Our year-end common stock price in 2013 and 2012 was $29.41 and $30.41, respectively.

Narrative Disclosure to Non-Qualified Deferred Compensation Plan Table

The DCP permits key U.S.-based executive officers to elect to defer salary into the DCP on an annual basis before the beginning of each plan year and to elect to defer bonus payments at least six (6) months before the end of each year. With regard to salary and bonuses for years prior to 2012, employee participants are permitted to defer up to 100 percent of net pay after certain mandatory payroll taxes and preauthorized distributions are deducted. Beginning in 2012, employee participants are permitted to defer up to 75 percent of their base salary and 85 percent of their annual cash bonus. The DCP also permits employee participants to defer any stock based awards under the Incentive Plan (and predecessor plans). Deferrals must be made until termination of employment. Cash deferred and dividends paid on deferred shares of stock may be invested in any of the investment vehicles provided under the DCP. Shares of stock representing employee stock awards may not be reinvested into other vehicles, but must remain in the DCP as whole shares and will be distributed as such in accord with distribution elections made by each participant. The DCP assets are held in a “rabbi trust,” and as such, are subject to the claims of our general creditors. Operation of the plan and distributions are also subject to Section 409A of the Internal Revenue Code, which imposes procedural restrictions on the DCP and on any future changes in distribution elections.

The BEP provides excess benefits that make up benefits on certain wages that are not eligible for contribution under federal IRS limitations relating to our Retirement Plans. Under the BEP component of the DCP, we make discretionary company matching and company retirement contributions similar to the matching and retirement contributions made under our retirement and savings plan. BEP contributions are made annually by our company.

Change in Control and Other Post-Employment Payments and Benefits

Our named executive officers may be eligible for post-employment payments and benefits in certain circumstances upon termination or a change in control of our company. These post-employment payments and benefits arise under the Executive Officer Severance Benefit Plan for U.S.-based executive officers, referred to as “Severance Plan.” Additionally, all participants, including our named executive officers, are entitled to certain payments and benefits upon termination or change in control as specified in our Incentive Plan and its predecessor plans. The following information describes the payments or benefits that would be available under these plans.

Executive Officer Severance Benefit Plan

The Severance Plan was adopted in December 2007 and applies to our U.S. executive officers, provided they are full-time employees. The Severance Plan provides for severance benefits in case of involuntary termination of employment and in case of termination of employment by the employer or termination by the employee for good reason resulting from a change in control as defined in the Severance Plan. The Severance Plan may be amended or terminated at any time with the approval of our Compensation Committee. However, any amendment or termination requires consent of a majority of the eligible employees at that time. The potential severance benefits upon these termination events are discussed below.

Involuntary Termination without Change in Control. A named executive officer may be entitled to severance and benefits in the event of an involuntary termination of the executive officer’s employment. An involuntary termination will not include any of the following circumstances:

•	the executive officer is offered or agrees to assume another position with our company or a successor owner of our company;

•	the executive officer receives an offer of reemployment with our company or a successor owner after the executive officer’s termination but before the full payment of severance benefits; and

•	the executive officer’s termination is due to a voluntary termination or resignation, including retirement, death, disability or the failure to return from a leave of absence.

If the executive officer’s involuntary termination qualifies, the severance benefits would be the following:

•	Chief Executive Officer: two (2) years of base pay and target level bonus under our Annual Incentive Plan, a bonus for the year of termination based on relevant performance, continued participation in employer health and life insurance plans or the equivalent premium cost of the employer for two (2) years, and limited outplacement assistance; and

•	Other Named Executive Officers: one and one-half (1.5) years of base pay and target level bonus under our Annual Incentive Plan, a bonus for the year of termination based on relevant performance, continued participation in employer health and life insurance plans or the equivalent premium cost of the employer for one and one-half (1.5) years, and limited outplacement assistance.

Termination in Connection with Change in Control. In the event of an involuntary termination, including a termination for good reason, in connection with a change in control of General Cable, the Severance Plan operates using what is commonly called a “double trigger.” This means that for the executive officer to receive payments or benefits under the Severance Plan, both a change in control and a triggering event must occur. A change in control is deemed to occur if:

•	any outside person or other entity beneficially owns more than 50 percent of all classes of our capital stock that are normally entitled to vote upon the election of our directors;

•	we sell all or substantially all of our property or assets;

•	we consolidate or merge with a third party whereby persons who were our stockholders immediately before the consolidation or merger together own less than 60 percent of the voting stock of the surviving entity; or

•	our directors who served as such on January 1, 2008, referred to as “Incumbent Directors,” no longer constitute a majority of our Board of Directors; however, a subsequently elected director will also be an Incumbent Director if that director’s nomination was supported by at least two-thirds of the then Incumbent Directors.

After a change in control, one of the following events will be considered the second “trigger” that will require us to provide a named executive officer with specified benefits:

•	if we or our successor terminates the executive officer’s employment without “cause” within twenty-four (24) months (as to our Chief Executive Officer) or eighteen (18) months (as to our other named executive officers) after a change in control. “Cause” is generally defined to mean any of the following with respect to an executive officer:

•	willful or continuous neglect of or refusal to perform duties and responsibilities;

•	insubordination, dishonesty, fraud, gross neglect or willful malfeasance by the executive officer in the performance of duties and responsibilities;

•	conviction or entry into a plea of nolo contendere to any felony; and

•	serious violation of our company rules or regulations.

•	if the executive officer terminates employment for “good reason” within twenty-four (24) months (as to our Chief Executive Officer) or eighteen (18) months (as to our other named executive officers) after a change in control. “Good reason” is generally defined to mean the occurrence of any of the following without the executive officer’s consent:

•	any material diminution in the executive officer’s position, authority, duties or responsibilities;

•	a reduction in the executive officer’s annual base salary or incentive compensation opportunities; and

•	a significant relocation of the executive officer’s principal place of employment.

In the event of a change in control followed by a triggering event, we (or our successor) would be required to pay each of our U.S.-based named executive officers the following:

•	Chief Executive Officer: three (3) years of base pay and target level bonus and bonus for the year of termination based on relevant performance, continued participation in employer’s health and life insurance plans or the equivalent premium cost of the employer for three years, and limited outplacement assistance; and

•	Other U.S.-Based Named Executive Officers: two (2) years of base pay and target level bonus and bonus for the year of termination based on relevant performance, continued participation in employer’s health and life insurance plans or the equivalent premium cost of the employer for two years, and limited outplacement assistance.

The Severance Plan also contains a “modified tax gross-up” provision that may apply if an executive officer becomes entitled to receive the payments described above in connection with his termination of employment following a change in control. Under this provision, the executive officer may be entitled to receive tax gross-up payment if the severance payments and other benefits that he receives in connection with the change in control would be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code. If the excise taxes can be eliminated by reducing the severance payments and benefits payable to the executive by an amount that does not exceed the lesser of: (i) 10 percent of the executive officer’s base salary and target bonus or (ii) $50,000, then the executive’s severance payment and benefits will be reduced to the largest amount that will not result in the imposition of an excise tax under Section 4999. Otherwise, the executive will be entitled to receive the entire amount of his severance payments and benefits (without any reduction) and a tax gross-up payment.

Conditions to Severance Benefits. Our U.S.-based executive officers will not be eligible for benefits under the Severance Plan if the executive officer is covered by an employment, severance, or separation agreement that entitles the executive officer to severance benefits after termination of employment. As a condition to receiving severance benefits, an eligible executive officer will be required to enter into a customary separation agreement in which the executive officer will agree to the following:

•	a release and waiver of any claims against our company;

•	non-compete and non-solicit limitations unless otherwise approved by our Board; and

•	performance or satisfaction of any remaining obligations to our company.

Mr. Sabonnadiere’s Change in Control and Other Severance Benefits

Mr. Sabonnadiere is a French national residing in the European Union. His change in control and other severance benefits are, to the extent legally permissible under French law, closely aligned with our Severance Plan. Mr. Sabonnadiere’s employment agreement provides for severance payments and payments in exchange for agreeing not to compete with our company for a period of two (2) years from his termination as follows:

•	Involuntary Termination

•	Severance Payment- one and one-half (1.5) years of 50 percent of base pay, one and one-half (1.5) times the higher of the current target bonus or the average of the annual bonuses paid in the prior three (3) years, and a pro rata payment of his current target bonus for the year of termination.

•	Non-compete Payment- for a period up to twenty-four (24) months of 50 percent of base pay.

•	Termination due to a Change in Control

•	Severance Payment- two (2) years of 50 percent of base pay, two times the higher of the current target bonus or the average of the annual bonuses paid in the prior three (3) years, and a pro rata payment of his current target bonus for the year of termination.

•	Non-compete Payment- for a period up to twenty-four (24) months of 50 percent of base pay.

Quantification of Severance and Change in Control Benefits.

The table below includes a description and the amount of estimated payments and benefits that would have been provided by us (or our successor) to our named executive officers under the Severance Plan or in Mr. Sabonnadiere’s case, his employment agreement and non-compete agreement, assuming that a termination circumstance occurred as of December 31, 2013:

Executive	Severance Benefit	Involuntary Termination without Change in Control	Termination in Connection with Change in Control
G. Kenny	Salary Continuation (1)	1,800,000	2,700,000
	Target Bonus (2)	2,500,000	3,750,000
	A pro rata portion of bonuses payable in the year of termination (3)	166,250	166,250
	Outplacement (4)	50,000	50,000
	Continued coverage under our insurance plans (5)	18,624	27,936
	Excise tax and related tax gross-up payment (6)	N/A	2,813,045

	Total	4,534,874	9,507,231

B. Robinson	Salary Continuation (1)	720,000	960,000
	Target Bonus (2)	690,000	920,000
	A pro rata portion of bonuses payable in the year of termination (3)	61,180	61,180
	Outplacement (4)	25,000	25,000
	Continued coverage under our insurance plans (5)	20,160	26,880
	Excise tax and related tax gross-up payment (6)(7)	N/A	1,211,089

	Total	1,516,340	3,204,149

G. Lampert	Salary Continuation (1)	675,000	900,000
	Target Bonus (2)	675,000	900,000
	A pro rata portion of bonuses payable in the year of termination (3)	59,850	59,850
	Outplacement (4)	25,000	25,000
	Continued coverage under our insurance plans (5)	20,916	27,888
	Excise tax and related tax gross-up payment (6)	N/A	912,252

	Total	1,455,766	2,824,990

Executive	Severance Benefit	Involuntary Termination without Change in Control	Termination in Connection with Change in Control
E. Sabonnadiere	Salary Continuation (1)	269,295	359,060
	Target Bonus (2)	548,948	731,930
	A pro rata portion of bonuses payable in the year of termination (3)	48,676	48,767
	Non-compete payment	359,060	359,060

	Total	1,225,979	1,498,726

R. Siverd	Salary Continuation (1)	585,000	780,000
	Target Bonus (2)	540,000	720,000
	A pro rata portion of bonuses payable in the year of termination (3)	47,880	47,880
	Outplacement (4)	25,000	25,000
	Continued coverage under our insurance plans (5)	20,916	27,888
	Excise tax and related tax gross-up payment (6)	N/A	0

	Total	1,218,796	1,600,768

(1)	Salary continuation was calculated using the following base salaries for 2013: $900,000 for Mr. Kenny, $480,000 for Mr. Robinson, $450,000 for Mr. Lampert, €260,000 for Mr. Sabonnadiere (converted to approximately $331,931 based on the exchange rate of 1.38 on December 31, 2013) and $390,000 for Mr. Siverd. This severance amount would be paid in equal installments based on regularly scheduled payroll periods over the applicable term.
(2)	Target Bonus is the higher of our named executive officer’s current target or the average of the AIP bonuses paid to the named executive officer in the prior three years. The relevant performance goals and target award percentages related to this award are set forth in the “— Compensation Discussion and Analysis” above.
(3)	Awards under the AIP are determined based on a calendar year. Accordingly, awards, if any, would be earned under the AIP on the assumed date of termination and become payable under the Severance Plan and Mr. Sabonnadiere’s employment agreement, respectively. These amounts reflect the 2013 AIP awards, which were paid in February 2014, for each of our named executive officers.
(4)	This amount represents the maximum outplacement benefits that are available under the Severance Plan.
(5)	This amount represents the cost to us to provide our named executive officer with the same coverage provided as of December 31, 2013 under all of these plans as they existed on that date on a non-employee basis for the full stated period of time required by Severance Plan and assuming no acquisition of equivalent benefits or coverage under the plans, programs, or arrangements of a subsequent employer during that period.
(6)	Payments and other benefits received by the executive in connection with a change in control may be subject to the “excess parachute payment” excise tax imposed by Section 4999 of the Internal Revenue Code. If this excise tax applies, we must pay the executive officer a “gross-up payment” equal to such excise tax plus related federal, state and local income, excise and employment taxes. Messrs. Kenny, Lampert and Robinson would be subject to the excess parachute payment excise tax.
(7)	Because each of Messrs. Kenny, Lampert and Robinson’s severance benefits upon a change in control would exceed the limits of Section 280G of the Internal Revenue Code by more than the $50,000 Payment Adjustment, the Payment Adjustment does not apply and Messrs. Kenny, Lampert and Robinson would have each been entitled to a gross-up payment upon termination on December 31, 2013 due to a change in control.

Potential Benefits under General Cable Stock Incentive and Stock Option Plans

Our Incentive Plan and its predecessor plans provide for specified benefits to our named executive officers who hold awards granted under these plans, either upon a change in control or a termination of their employment. The potential benefits upon these termination events are discussed below.

Change in Control Payments and Benefits. Under our Incentive Plan, upon a change in control, all unvested awards granted under our Incentive Plan will become fully vested immediately upon the occurrence of the change in control and such awards shall be paid out or settled, as applicable, within sixty (60) days after the occurrence of the change in control, subject to applicable law. Our Compensation Committee may, in its discretion, also determine that, upon a change in control, each stock option and stock appreciation right outstanding under our Incentive Plan may be terminated and automatically exchanged for an amount of cash, other property, or a combination thereof, equal to the excess of the fair market value of such shares of common stock immediately prior to the change in control over the exercise price per share of such stock option or stock appreciation right.

In May 2005, our Incentive Plan replaced the 1997 Stock Incentive Plan and the 2000 Stock Option Plan, which did not cover executive officers. Upon a change in control, these plans provided for outstanding awards to become vested, paid and settled on terms similar to our Incentive Plan.

The change in control provisions under these plans operate using a “single trigger.” This means that any change in control will permit the named executive officer to receive payments or benefits under these plans, even if the named executive officer’s employment is unaffected as a result of the change in control. Under our Incentive Plan, “change in control” is defined as the occurrence of any of the following events:

•	any person becomes the beneficial owner of more than 35 percent of our voting stock;

•	we sell all or substantially all of our property or assets;

•	our stock ceases to be publicly traded;

•	we consolidate or merge with a third party whereby persons who were our stockholders immediately before the consolidation or merger together own less than 51 percent of the voting stock of the surviving entity; or

•	our directors who served as such on May 10, 2005, referred to as the “2005 Incumbent Directors,” no longer constitute a majority of our Board; however, a subsequently elected director will also be a 2005 Incumbent Director if that director’s nomination was supported by at least two-thirds of the then 2005 Incumbent Directors.

Other Termination Events. Outstanding vested and unvested awards under our Incentive Plan will be subject to the following treatment, subject to our Compensation Committee’s discretion:

Reason for Termination	Effect on Awards under the Plan
Death or Disability	Unvested stock awards and units will become vested.

Unexercisable stock options and stock appreciation rights will become vested and exercisable for one year unless the expiration date is earlier.

Exercisable stock options will be exercisable for one year unless the expiration date is earlier.

Unearned performance awards will become earned and vested based on the award recipient’s performance immediately prior to death or disability.

For Cause Termination	All awards, whether or not vested, will be forfeited.

Other Termination Events, including Retirement (1)	Unvested, unearned or unexercisable awards will be forfeited. Exercisable stock options will be exercisable for a 90-day period unless the expiration date is earlier.

(1)	Beginning with equity incentive awards granted in February 2011, our Compensation Committee approved the addition of retirement provisions that provide for (i) prorated vesting of the RSUs granted and (ii) a continued exercise period for stock options upon retirement for the earlier of (a) three years from the date of retirement or (b) the original expiration date.

Quantification of Payments and Benefits. The table below provides an estimate of the value of the potential benefits that each named executive officer might be entitled to receive upon the occurrence of certain events under our Incentive Plan and its predecessor plans as if the triggering event had occurred on December 31, 2013.

	Estimated Potential Benefit ($)
	Upon Change in Control or Upon Death or Disability		Upon Change in Control
Name	Acceleration and settlement of previously unvested stock options granted under our Incentive Plan ($) (1), (2), (4)	Acceleration and settlement of the unvested portion of restricted stock and other stock awards granted under our Incentive Plan ($) (1), (3)	Settlement of previously vested stock options granted under Stock Incentive Plans ($) (4), (5)
G. Kenny	0	3,588,020	3,247,443
B. Robinson	0	1,676,370	758,790
G. Lampert	0	1,117,580	852,502
E. Sabonnadiere	0	1,705,780	85,840
R. Siverd	0	923,327	705,776

(1)	In the event of death or disability, unvested stock awards will become vested, and unexercisable stock options will become exercisable for one year unless the expiration date is earlier, but it is assumed that the awards are settled as of the assumed triggering date.
(2)	As of December 31, 2013, there would be no value derived from the acceleration and settlement of unvested stock options as the strike prices for three outstanding unvested stock options are $32.50, $35.24, and $42.87, which is below the $29.41 market close price on the trigger date.
(3)	This amount represents the unrealized value of the unvested restricted stock and RSUs granted under our Incentive Plan: 122,000 for Mr. Kenny; 57,000 for Mr. Robinson; 38,000 for Mr. Lampert; 58,000 for Mr. Sabonnadiere; and 31,395 for Mr. Siverd, based upon the closing price of our common stock of $29.41 on December 31, 2013.
(4)	Assumes that our Compensation Committee approved the granting of the settlement benefit as required under the terms of the stock plans.
(5)	This amount represents the unrealized value of the aggregate vested portion of stock options, which had value based on the closing price of our common stock of $29.41 on December 31, 2013: 587,179 for Mr. Kenny; 153,862 for Mr. Robinson; 158,431 for Mr. Lampert; 48,497 for Mr. Sabonnadiere, and 135,716 for Mr. Siverd. The unrealized value of vested stock options was calculated by multiplying (a) the number of shares underlying the vested stock options by (b) the difference between $29.41 and the applicable per share exercise price of the stock options. The option exercise price for certain of these options was lower than the applicable per share exercise price and therefore, those stock options had no value.

Director Compensation

Our Compensation Committee annually reviews and establishes the compensation of our non-employee directors and makes a recommendation to our Board for final approval. Our director compensation program is designed to compensate our non-employee directors for their service to our company and the level of responsibility they have assumed in today’s corporate governance environment.

Our Board of Directors, in conjunction with our Compensation Committee, retains the services of our independent compensation consultant to review our non-employee director compensation program in comparison with market data on a bi-annual basis. Our non-employee director compensation program for 2013 is the same as our 2012 non-employee director compensation program.

Our non-employee director compensation program in 2013 included the following components:

•	An annual retainer of $85,000;

•	An additional annual retainer for the Chairman of $85,000;

•	Cash retainers for service as a Committee Chair as follows:

Position	Annual Retainer ($) (1)
Chair of Audit Committee	15,000
Chair of Compensation Committee	10,000
Chair of Corporate Governance Committee	10,000

•	An annual award of RSUs with a grant date value of approximately $175,000 for the Chairman and $100,000 for our other non-employee directors. These RSUs will vest at the end of three (3) years and our non-employee directors will be entitled to receive one share of common stock for each RSU.

Non-employee directors are reimbursed for related out-of-pocket expenses for attendance at Board and committee meetings. In order to be eligible to receive the retainer, a director must have attended at least 75 percent of the Board meetings in the prior year, unless attendance was excused by the Chairman.

Our directors are covered by our Stock Ownership Guidelines, referred to as “Guidelines,” adopted in March 2005 and amended by our Board on December 14, 2010. Under the approved Guidelines, non-employee directors are required to obtain ownership of common stock equal to five (5) times the amount of the annual cash retainer paid to non-employee directors for their service as directors within five (5) years from the later of December 2005 or from their date of appointment. All non-employee directors were in compliance with these Guidelines as of March 17, 2014.

Our non-employee directors may also defer any portion of their annual retainers and RSU awards into our DCP. The DCP permits our non-employee directors to elect to defer all or a portion of their annual retainers and restricted stock unit awards into the DCP on an annual basis before the beginning of each plan year. Deferrals must remain in the DCP until the director retires or no longer serves on our Board. Cash retainers deferred and dividends paid on deferred shares of stock may be invested in any of the investment vehicles provided under the DCP. Deferred shares of stock representing director fees may not be reinvested into other vehicles, but must remain in the DCP as whole shares and will be distributed as such in accord with distribution elections made by each participant. The DCP assets are held in a “rabbi trust,” and as such, are subject to the claims of our general creditors. Operation of the DCP and distributions are also subject to Section 409A of the Internal Revenue Code, which imposes procedural restrictions on the DCP and on any future changes in distribution elections.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sallie B. Bailey (3)	42,500	59,888	0	0	0	0	102,388
Gregory E. Lawton	95,000	121,258	0	0	0	0	216,258
Craig P. Omtvedt	100,000	121,258	0	0	0	0	221,258
Patrick M. Prevost	85,000	121,258	0	0	0	0	206,258
Robert L. Smialek	95,000	121,258	0	0	0	0	216,258
John E. Welsh, III	170,000	210,606	0	0	0	0	380,606

(1)	Each non-employee director received an annual retainer of $85,000. The Chair of our Audit Committee received an additional annual retainer of $15,000 and the Chairs of our Compensation Committee and Governance Committee received an additional annual retainer of $10,000. In his capacity as Chairman of the Board, Mr. Welsh received an additional annual retainer of $85,000 during 2013.

(2)	Represents the grant date fair value of the RSUs granted to the non-employee directors as determined under FASB ASC Topic 718 using assumptions set forth in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus. Mr. Prevost deferred his 2013 RSU grant into our DCP.
(3)	Ms. Bailey was appointed to serve as a director on July 30, 2013 and only received a portion of her annual retainer.

Director’s Outstanding Equity Awards

Our non-employee directors have been previously granted equity awards in the form of stock options, restricted stock, and RSUs pursuant to our Incentive Plan. The following table presents the outstanding stock options, restricted stock, and RSUs held by each of our non-employee directors as of December 31, 2013.

	Option Awards					Stock Awards
Name	Options Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Shares and Units Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
S. Bailey		0	0			7/31/2013	1,900	$55,879

G. Lawton	2/14/2007	2,500	0	50.68	2/14/2017	2/9/2011	3,350	$98,524
						2/9/2012	4,200	$123,522
						2/26/2013	3,800	$111,758

C. Omtvedt	8/3/2004	1,667	0	9.40	8/3/2014	2/9/2011	3,350	$98,524
	1/26/2005	2,500	0	11.94	1/26/2015	2/9/2012	4,200	$123,522
	2/7/2006	2,500	0	22.97	2/7/2016	2/26/2013	3,800	$111,758
	2/14/2007	2,500	0	50.68	2/14/2017

P. Prevost		0	0			2/9/2011	3,350	$98,524
						2/9/2012	4,200	$123,522
						2/26/2013	3,800	$111,758

R. Smialek	1/26/2005	2,500	0	11.94	1/26/2015	2/9/2011	3,350	$98,524
	2/7/2006	2,500	0	22.97	2/7/2016	2/9/2012	4,200	$123,522
	2/14/2007	2,500	0	50.68	2/14/2017	2/26/2013	3,800	$111,758

J. Welsh	1/26/2005	5,000	0	11.94	1/26/2015	2/9/2011	5,850	$172,049
	2/7/2006	5,000	0	22.97	2/7/2016	2/9/2012	7,350	$216,164
	2/14/2007	5,000	0	50.68	2/14/2017	2/26/2013	6,600	$194,106

(1)	The RSUs vest at the end of three (3) years and our non-employee directors will be entitled to receive one share of common stock for each RSU.
(2)	The market value of the RSUs is based on the closing price of our common stock on December 31, 2013 of $29.41.

Other Compensation Committee Matters

Compensation Committee Interlocks and Insider Participation

All of our non-employee directors are independent and none of our non-employee directors, including the directors who serve as members of our Compensation Committee and Governance Committee, are or have been an officer or employee of our company or any of our subsidiaries. In addition, none of our non-employee directors has or has had any relationships with our company or any other entity that would require disclosure under Item 404 of Regulation S-K. During fiscal 2013, none of our executive officers have served on the compensation committee (or equivalent) or board of another entity whose executive officers served on our Board or any of its committees.

Risk-Related Compensation Policies and Practices

In connection with the annual compensation review by our management and Compensation Committee, management and the Compensation Committee evaluated our current compensation practices and philosophy to determine whether any of our compensation plans are reasonably likely to have a material adverse effect on our company. Our Compensation Committee sought counsel from management, compensation experts, and legal counsel in making its risk determination. The evaluation process included a discussion of our compensation philosophy and structure of our compensation plans, an analysis of the factors and processes used by our Compensation Committee in evaluating performance under each plan, and a review of our internal controls. Based on its evaluation, our Compensation Committee concluded that the risks arising out of our compensation plans for all employees were not reasonably likely to have a material adverse effect on our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Shares

The following table sets forth information, as of March 28, 2014, concerning the beneficial ownership of our common stock by: (i) each director; (ii) each named executive officer; and (iii) all directors and executive officers as a group. This information is based on data furnished by the named persons.

Name of Beneficial Owners (1)	Direct Ownership (2), (3), (4)	Indirect Ownership (5)	Percent of Class (6)
Directors
Sallie B. Bailey	1,900	0	*
Gregory B. Kenny (President and Chief Executive Officer)	942,495	419,902	2.79%
Gregory E. Lawton	19,500	27,411	*
Craig P. Omtvedt	30,667	11,061	*
Patrick M. Prevost	8,000	4,600	*
Robert L. Smialek (7)	18,850	30,127	*
John E. Welsh, III (Chairman of the Board)	59,800	91,671	*
Other Named Executive Officers
Gregory J. Lampert	288,225	34,849	*
Brian J. Robinson	278,519	0	*
Emmanuel Sabonnadiere	152,162	0	*
Robert J. Siverd	241,234	92,567	*
All other executive officers as a group	42,210	0	*
All Directors and Executive Officers, as a Group (7)	2,083,562	712,188	5.73%

(1)	Beneficial ownership is determined under SEC rules and includes voting or investment power with respect to the shares. The beneficial owners listed above have sole investment and voting power for these shares.
(2)	Includes shares that could be acquired by the exercise of stock options granted under the Incentive Plan that were exercisable as of March 28, 2014 or exercisable within 60 days of March 28, 2014, as follows: 0 shares for Ms. Bailey; 733,179 shares for Mr. Kenny; 2,500 shares for Mr. Lawton; 9,167 shares for Mr. Omtvedt; 0 shares for Mr. Prevost; 7,500 shares for Mr. Smialek; 15,000 shares for Mr. Welsh; 204,097 shares for Mr. Lampert; 199,528 shares for Mr. Robinson; 48,497 shares for Mr. Sabonnadiere; 170,716 shares for Mr. Siverd; and 1,390,184 shares for the group.
(3)	Includes unvested shares of restricted stock granted pursuant to our Incentive Plan as to which the beneficial owner has the right to vote and receive dividends, if any are paid, as follows: 0 shares for Ms. Bailey, 20,000 shares for Mr. Kenny; 6,000 shares for Mr. Lampert; 6,000 shares for Mr. Robinson; 4,395 shares for Mr. Siverd; and 36,395 shares for the group.
(4)	Includes unvested shares of restricted stock units granted pursuant to our Incentive Plan as to which the beneficial owner has the right to receive dividend equivalent rights, if any are paid, as follows: 1,900 shares for Ms. Bailey, 133,310 shares for Mr. Kenny; 8,000 shares for Mr. Lawton; 8,000 shares for Mr. Omtvedt; 8,000 shares for Mr. Prevost; 8,000 shares for Mr. Smialek; 13,950 shares for Mr. Welsh; 46,870 shares for Mr. Lampert; 65,870 shares for Mr. Robinson; 76,010 shares for Mr. Sabonnadiere; 33,290 shares for Mr. Siverd; and 444,410 shares for the group.
(5)	Indirect ownership includes shares: (a) owned by the director or executive officer in the General Cable Corporation Executive Deferred Compensation Plan; and (b) owned by the executive officer in the General Cable Corporation Retirement Savings Plan.
(6)	The percentages shown are calculated based on the total outstanding shares on March 28, 2014, 48,783,151. The * symbol means less than 1 percent.
(7)	Includes shares beneficially owned by Mr. Smialek who was a director of General Cable on March 28, 2014. Mr. Smialek retired from our Board of Directors at our 2014 Annual Meeting of Stockholders held on May 15, 2014.

Significant Stockholders

The following table sets forth information about each person known to us to be the beneficial owner of more than 5 percent of our common stock as of April 30, 2014. We obtained this information from records and statements filed with the SEC.

	Amount and Nature of Beneficial Ownership (1)
Name and Business Address of Beneficial Owner	Number	Percent of Class
BlackRock, Inc. (2)	5,378,483	11.00%
40 East 52nd Street
New York, NY 10022

Dimensional Fund Advisors LP (3)	3,687,674	7.56%
Palisades West, Building One
6300 Bee Cave Road
Austin, Texas 78746

The Vanguard Group (4)	2,709,527	5.55%
100 Vanguard Boulevard
Malvern, Pennsylvania 19355

(1)	Beneficial ownership is determined under SEC rules and includes voting or investment power with respect to the shares. The percentages shown are calculated based on the total outstanding shares on April 30, 2014, 48,787,731. The * symbol means less than 1 percent.
(2)	These shares of our common stock are beneficially owned by BlackRock, Inc., referred to as “BlackRock.” Of the shares listed, BlackRock has sole power to vote 5,104,456 shares of our common stock and sole dispositive power over 5,378,483 shares of our common stock. Information relating to this reporting stockholder is based on the stockholder’s Schedule 13G/A filed with the SEC on May 8, 2014.
(3)	These shares of our common stock are beneficially owned by Dimensional Fund Advisors LP, referred to as “Dimensional.” Of the shares listed, Dimensional has sole power to vote 3,642,798 shares of our common stock and shared dispositive power over 3,687,674 shares of our common stock. Information relating to this reporting stockholder is based on the stockholder’s Schedule 13F-HR filed with the SEC on May 14, 2014.
(4)	These shares of our common stock are beneficially owned by The Vanguard Group, referred to as “Vanguard.” Of the shares listed, Vanguard has sole power to vote 72,036 shares of our common stock, sole dispositive power over 2,641,891 shares of our common stock, and shared dispositive power over 67,636 shares of our common stock. Information relating to this reporting stockholder is based on the stockholder’s Schedule 13F-HR filed with the SEC on May 13, 2014.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

We have adopted written policies and procedures for the review and approval of any related party transactions that meet the minimum threshold for disclosure in the proxy statement under the applicable SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). We have not entered into any transactions, other than the transaction disclosed below, since the beginning of our 2011 fiscal year with any related person.

Under our current policies and procedures, related parties are expected to seek Audit Committee approval of related party transactions before the transaction is entered into or amended. The Audit Committee may ratify a transaction after it has been entered into, in which case the transaction will be evaluated on the same standards as a transaction being pre-approved. In certain circumstances, the Audit Committee Chairman may act on behalf of the Audit Committee. The policy specifically requires approval or ratification if we hire a family member of a director (including a director nominee), executive officer, or significant stockholder for total compensation in excess of $120,000 or, after initial approval of the hire, makes any material changes to an employment arrangement.

When seeking approval, the related party will provide our General Counsel with information about the transaction for the General Counsel’s evaluation and submission to the Audit Committee. The evaluation information includes:

•	the related person’s relationship to us and interest in the transaction;

•	material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	benefits to us of the proposed transaction;

•	availability of other sources of comparable products or services;

•	an assessment of whether the proposed transaction is on terms that are comparable to terms available to an unrelated third party or to employees generally; and

•	any effect on a director’s independence if the transaction involves a director.

After considering the evaluation information, the Audit Committee will approve or ratify only those transactions that are not opposed to the interests of our company and that are on terms that are fair to our company. The Audit Committee may make its approval conditional upon revisions to the terms of the transaction.

Transactions Reviewed by the Audit Committee

On February 25, 2010, and July 1, 2010, we awarded 7,000 and 37,281 RSUs, respectively, referred to as “2010 Grants,” to Mr. Sabonnadiere, who was, at the time, a resident of France. Under the applicable restricted stock unit agreements, the RSUs were payable in shares of our common stock on the basis of one share per one RSU. In order to provide our company with certain tax advantages under French law, the RSU agreements provided that, following the vesting of the 2010 Grants on the third anniversary of the date of grant, the shares issued upon vesting were subject to a two year holding period. Subsequent to the 2010 Grants, Mr. Sabonnadiere relocated to Spain and, due to the deemed effect of the vesting of the 2010 grants on Mr. Sabonnadiere’s total compensation, Mr. Sabonnadiere became subject to Spanish taxation with respect to the 2010 Grants, which applied at the time of vesting rather than following the post-vesting holding period, as was the case under French law (Mr. Sabonnadiere also remained subject to French taxes with regard to the 2010 grants). On January 20, 2014, in accordance with its statutory obligations under Spanish tax laws, Grupo General Cable Sistemas, S.L., our wholly owned subsidiary, paid to Spanish tax authorities 295,754 Euros (approximately $400,451 on the date of payment) as withholding tax for compensation earned by Mr. Sabonnadiere, including compensation deemed to be earned by Mr. Sabonnadiere upon the vesting of the 2010 Grants. The RSU agreements related to the 2010 Grants required Mr. Sabonnadiere to reimburse our company for the payment of the withholding taxes paid by our company or our subsidiaries with respect to the RSUs. In addition, our company policy requires that our company receive, contemporaneously with our payment of withholding tax on behalf of an executive officer, reimbursement by the executive officer. In order to preserve for our company certain tax benefits under French tax law, the RSU agreements for Mr. Sabonnadiere, unlike RSU agreements applicable to other executive officers of our company, did not provide our company with the ability to withhold shares issuable to Mr. Sabonnadiere in satisfaction of his reimbursement obligation. On January 31, 2014, Mr. Sabonnadiere reimbursed Grupo General Cable Sistemas, S.L. in cash the amount that it paid in withholding taxes.

In response to this situation, our management undertook efforts to re-educate our executive officers (including Mr. Sabonnadiere) and regional legal counsel regarding the requirement of contemporaneous reimbursement by executive officers of withholding taxes and our related-party transactions policy. Our management also reviewed the eleven day delay in the reimbursement with both the Audit Committee and Compensation Committee. The Audit Committee determined that Mr. Sabonnadiere’s delay in reimbursing our company, in accordance with the terms of the RSU agreements and our company reimbursement policy for executive officers, and his delay in seeking the approval of our Audit Committee, in accordance with our company policy of requiring advance Audit Committee review and approval of related party transactions was due to the unanticipated application of Spanish tax laws, coupled with a misunderstanding that the Spanish employee withholding policy, which permitted reimbursement through payroll deduction of direct periodic payments, was superseded by our company policy requiring contemporaneous reimbursement by executive officers. As a result of the unique circumstances surrounding this matter, management’s re-education efforts and the actions of the Compensation Committee described below, the Audit Committee determined that no further action need be taken at the time. In addition, the Compensation Committee approved (i) amendments to the July 1, 2010 restricted stock unit agreement with Mr. Sabonnadiere to remove the two year restriction on selling vested shares of the common stock following vesting; and (ii) new global restricted stock award agreements, to be used in connection with future awards for our executive officers, that permit, at our company’s discretion, the withholding of shares to reimburse our company for any tax withholding payments made by our company on behalf of the executive officer.

DESCRIPTION OF OTHER INDEBTEDNESS

The information set forth below regarding our other indebtedness is a summary. It does not purport to be complete and is qualified in its entirety by reference to the documents governing such other indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, our quarterly unaudited condensed consolidated financial statements and the accompanying notes, and our annual audited consolidated financial statements and the accompanying notes included in this prospectus for additional information regarding our other indebtedness.

Senior Secured Revolving Credit Facility

Overview

On July 21, 2011, we entered into a $400 million revolving credit facility, which was first amended in 2012 to increase the facility size to $700 million and then subsequently amended and restated on September 6, 2013, to, among other things, increase the facility size to $1.0 billion, $630 million of which may be borrowed by the U.S. Borrower, $300 million of which may be borrowed by the European Borrowers and $70 million of which may be borrowed by the Canadian Borrower. The “U.S Borrower” under the revolving credit facility is our principal U.S. operating subsidiary, General Cable Industries, Inc. The “Canadian Borrower” under the revolving credit facility is General Cable Company Ltd. The “European Borrowers” under the revolving credit facility are Grupo General Cable Sistemas, S.L., ECN Cable Group, S.L., Silec Cable SAS, and Norddeutsche Seekabelwerke GmbH. The U.S. Borrower, Canadian Borrower and European Borrowers are collectively referred to as the “Borrowers,” and we, the Borrowers and our subsidiaries serving as guarantors under the revolving credit facility are collectively referred to as the “Loan Parties” in this section. The Borrowers have the ability to increase the revolving credit facility in the future by up to $250.0 million.

Maturity

The outstanding principal amount of all borrowings under the revolving credit facility, together with accrued and unpaid interest thereon, generally will be due and payable on September 6, 2018, referred to as the “Maturity Date.” The Maturity Date will automatically become December 31, 2014 if the 2015 notes are not refinanced with indebtedness that matures or is mandatorily redeemable or is redeemable at the option of the holders thereof not earlier than the date that is 6 months after September 6, 2018 unless, if such notes are not refinanced, there is at least $100 million of availability under the revolving credit facility and the fixed charge coverage ratio (as defined in the credit agreement governing the revolving credit facility and which is the ratio of (a) EBITDA (as defined in the credit agreement) minus the unfinanced portion of capital expenditures to (b) fixed charges, all calculated for us and our subsidiaries on a consolidated basis in accordance with GAAP) is not less than 1.15 to 1.00, in each case after giving pro forma effect to the repayment of such notes.

Letters of Credit and Swingline Loans

As amended, the credit agreement includes a $250.0 million aggregate sublimit for the issuance of letters of credit ($142.5 million of which may be issued for the benefit of the U.S. Borrower, $32.5 million of which may be issued for the benefit of the Canadian Borrower and $75.0 million of which may be issued for the benefit of the European Borrowers) and a $68.75 million aggregate sublimit for swingline loans ($35.0 million of which may be loaned to the U.S. Borrower, $8.75 million of which may be loaned to the Canadian Borrower and $25.0 million of which may be loaned to the European Borrowers).

Interest Rates

The U.S. Borrower, as the borrower representative, has the option (subject to certain limitations and conditions) to elect whether loans to the U.S. Borrower or the Canadian Borrower that are denominated in U.S. dollars under the revolving credit facility will be Eurocurrency loans or alternate base rate loans and whether loans denominated in Canadian dollars under the revolving credit facility will be Canadian prime rate loans or Canadian deposit offered rate (“CDOR”) loans. Each loan to a European Borrower that is denominated in U.S. dollars, Sterling or Euros under the revolving credit facility must be Eurocurrency loans.

Eurocurrency loans bear interest at a rate equal to an adjusted LIBOR rate plus an applicable margin percentage (which margin has a range of 1.50% to 2.00%). Alternate base rate loans bear interest at a rate equal to the greatest of (a) the applicable prime rate announced by the Administrative Agent in New York, in the case of loans to the U.S. Borrower, or in Toronto, in the case of loans to the Canadian Borrower, (b) the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers plus 1/2 of 1% per annum, and (c) the adjusted LIBOR Rate for a one month interest period plus 1% per annum, plus an applicable margin percentage (which margin has a range of 0.50% to 1.00%). Canadian prime rate loans bear interest at a rate equal to the greater of (i) the Canadian prime rate announced or established by JPMorgan Chase Bank, N.A. Toronto Branch and (ii) the sum of the CDOR Rate (as described below) for a one-month term in effect from time to time plus 1.00% per annum, plus an applicable margin percentage (which margin has a range of 0.50% to 1.00%). CDOR loans bear interest at a rate (the “CDOR Rate”) equal to the sum of the annual rate of interest which is the rate determined as being the arithmetic average of the quotations of all institutions listed in respect of the relevant CDOR interest period for Canadian Dollar denominated bankers’ acceptances, plus 0.10% per annum, plus an applicable margin percentage (which margin has a range of 1.50% to 2.00%). The applicable margin percentage is subject to adjustments based upon the daily average availability under the revolving credit facility during the most recently completed fiscal quarter. During the occurrence and continuance of an event of default, all applicable interest rates are subject to increase by an additional 2.00% per annum. In addition, if on any date that the applicable interest rates would be adjusted, our total consolidated leverage ratio, which is the ratio, as of the last day of any fiscal quarter, of (a) total indebtedness (as defined in the credit agreement) on such date to (b) EBITDA (as defined in the credit agreement) for the period of four consecutive fiscal quarters ended on such date) is less than or equal to 3.0 to 1.0 as of the last day of the immediately preceding fiscal quarter, then the interest rate applicable to loans to the U.S. Borrower and the Canadian Borrower will be 0.25% less.

Guarantees; Security

Indebtedness related to (a) U.S. borrowings under the revolving credit facility is guaranteed by certain of our U.S. subsidiaries, and (b) Canadian and European borrowings under the revolving credit facility is guaranteed by certain of our U.S., Canadian and European subsidiaries. Indebtedness under the revolving credit facility is secured by (a) for US borrowings under the revolving credit facility, a first priority security interest in substantially all of our domestic assets, and (b) for Canadian and European borrowings under the revolving credit facility, a first priority security interest in substantially all of our domestic and Canadian assets and certain assets of our Spanish, French and German subsidiaries party to the revolving credit facility. In addition, the lenders under the revolving credit facility have received a pledge of (i) 100% of the equity interests in substantially all of our domestic subsidiaries, and (ii) 65% of the voting equity interests in and 100% of the non-voting equity interests in certain of our foreign subsidiaries, including our Canadian subsidiaries and our Spanish, French and German subsidiaries party to the revolving credit facility.

Covenants

The credit agreement contains customary terms and conditions, including covenants restricting the Loan Parties’ ability to incur indebtedness, liens, merge or consolidate with another entity, liquidate or dissolve, change the nature of its business, make investments, undertake acquisitions, sell assets, make restricted payments (such as, the ability to pay dividends and purchase certain equity interests), make certain payments of indebtedness, enter into hedging agreements, engage in affiliate transactions, enter into certain restrictive agreements (such as, documents which restrict the ability of an entity to incur, create or permit a lien upon any of its assets) or amend material documents (such as, documents related to subordinated indebtedness, organizational documents and documents related to our outstanding senior notes).

The revolving credit facility requires the Loan Parties not to permit the fixed charge coverage ratio, determined for any period of four consecutive fiscal quarters ending on the last day of each fiscal quarter to be less than 1.0 to 1.0, commencing with the fiscal quarter ending immediately preceding the commencement of a Covenant

Trigger Period (as defined in the credit agreement and which means each period commencing on any day that availability under the revolving credit facility is less than the greater of $100.0 million or 10.0% of the sum of the total revolving commitments under the revolving credit facility, at such time and continuing until availability under the revolving credit facility has at all times, during the preceding 30 consecutive days, been greater than or equal to $100.0 million or 10.0% of the sum of the total revolving commitments at such time).

Events of Default

The credit agreement contains customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default. The events of default include payment defaults, covenant defaults, material inaccuracies in representations and warranties, certain cross-defaults, bankruptcy and liquidation proceedings, certain ERISA events, a change of control, and other customary defaults. Upon an event of default, the revolving credit facility provides that, among other things, the commitments may be terminated and the loans then outstanding may be declared due and payable.

Subordinated Convertible Notes due 2029

On December 18, 2009, we completed an exchange offer pursuant to which we issued approximately $429.5 million aggregate principal amount of subordinated convertible notes due 2029 in exchange for approximately $464.4 million aggregate principal amount of our outstanding 1.00% Senior Convertible Notes due 2012. The 2029 notes were issued by us under an indenture with U.S. Bank National Association, as trustee. The indenture governing the 2029 notes contains no financial covenants.

We pay interest on the 2029 notes on May 15 and November 15 of each year. Until November 15, 2019, the 2029 notes bear interest at the rate of 4.50% per year and thereafter bear interest at the rate of 2.25% per year. Beginning with the six month period commencing on November 15, 2019, we will pay contingent interest on the 2029 notes during any six month interest period if the trading price of the 2029 notes, as defined in the indenture governing the 2029 notes, for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six month interest period equals or exceeds 120% of the principal amount of the 2029 notes. During any interest period when contingent interest is payable, the contingent interest will equal 0.375% of the average trading price of $1,000 in principal amount of the 2029 notes during the five trading days ending on the second trading day immediately preceding the first day of the applicable six month interest period.

The 2029 notes will mature on November 15, 2029. The 2029 notes are expressly subordinated in right of payment to all of our existing and future senior indebtedness, are effectively subordinated in right of payment to our secured indebtedness to the extent of the value of the assets securing such indebtedness and are effectively subordinated to the obligations of our subsidiaries, including trade payables.

The 2029 notes are convertible, under certain circumstances, into common stock at a conversion rate of 27.2109 shares per $1,000 principal amount of 2029 notes. This conversion rate is equivalent to an initial conversion price of approximately $36.75 per share. Prior to August 31, 2029, holders may convert their 2029 notes under certain circumstances. On and after August 31, 2029, the 2029 notes will be convertible at any time prior to the close of business on the business day before the stated maturity date of the 2029 notes. Upon conversion of a 2029 note, if the conversion value is $1,000 or less, holders will receive an amount of cash in lieu of common stock equal to the lesser of $1,000 or the conversion value of the number of shares of common stock equal to the conversion rate. If the conversion value exceeds $1,000, holders will receive, at our election, cash or common stock or a combination of cash and common stock for the excess amount.

At any time on or after November 15, 2019, we may redeem all or a part of the 2029 notes at a redemption price equal to 100% of the principal amount of the 2029 notes, plus accrued and unpaid interest (including contingent interest and additional interest, if any) to, but excluding, the redemption date, if the last reported sale price of our common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during the 30 consecutive trading day period immediately preceding the date on which we provide notice of redemption. Upon a fundamental change, which is generally a change of control (as defined in the indenture governing the 2029 notes) or a termination of the trading of our common stock, holders have the right to require us to purchase for cash all or any portion of their 2029 notes at a price equal to 100% of the principal amount of the 2029 notes, plus accrued and unpaid interest (including contingent and additional interest, if any) to, but excluding, the fundamental change purchase date.

Senior Floating Rate Notes due 2015

On March 21, 2007, we completed the issuance and sale of $325.0 million aggregate principal amount of senior unsecured notes, comprised of $125.0 million of senior floating rate notes due 2015 and $200.0 million of 7.125% senior fixed rate notes due 2017. The 2015 notes and 2017 notes were issued by us under an indenture with U.S. Bank National Association, as trustee. The 2015 notes are, and the 2017 notes were, unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by each of our subsidiaries that is a borrower or a guarantor under any U.S. Credit Facility. We used part of the proceeds of the sale of the old notes to redeem the $200.0 million of 2017 notes that were to mature in April 2017. On October 12, 2012, we completed the redemption of the 2017 notes and repaid the principal, a redemption premium and interest totaling $207.6 million.

The 2015 notes bear cash interest at an annual rate equal to the 3-month LIBOR rate plus 2.375%. Interest on the 2015 notes is payable quarterly in arrears in cash on January 1, April 1, July 1 and October 1 of each year. The 2015 notes mature on April 1, 2015.

The 2015 notes and the related guarantees are our and the guarantors’ unsecured senior obligations and rank equally in right of payment with all of our and the guarantors’ existing and future unsecured senior indebtedness and senior in right of payment to any of our and the guarantors’ future subordinated indebtedness. The 2015 notes are effectively subordinated to all of our and the guarantors’ existing and any future secured debt, including obligations under our revolving credit facility, to the extent of the value of the assets securing such debt, and are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries that are not guarantors of the 2015 notes.

The indenture governing these notes contains covenants that limit our and certain of our subsidiaries’ ability to:

•	pay dividends on, redeem or repurchase our capital stock;

•	incur or guarantee additional indebtedness;

•	make investments;

•	create liens;

•	sell assets;

•	engage in certain transactions with affiliates;

•	create or designate unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all assets.

However, these covenants are subject to important exceptions and qualifications.

We may redeem the 2015 notes, in whole or in part, at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest. The 2015 notes may also be repurchased at the option of the holders in connection with a change of control (as defined in the indenture governing the 2015 notes) or in connection with certain asset sales.

Foreign Debt

We have also entered into term loans and credit facilities related to our foreign operations, including Spanish term loans, committed credit facilities and uncommitted accounts receivable facilities for our European and Mediterranean operations, and credit facilities for our ROW operations. At March 28, 2014, our non-guarantor subsidiaries had $301.3 million of foreign debt outstanding, and had aggregate undrawn availability under foreign credit facilities of $516.6 million (including, but not limited to $70.0 million available to be borrowed by the Canadian Borrower under our revolving credit facility based upon the borrowing base and $117.6 million available to be borrowed by the European Borrowers under our revolving credit facility based upon the borrowing base). In addition to this available debt capacity, as of March 28, 2014, our non-guarantor subsidiaries had approximately $175.3 million available under European accounts payable confirming arrangements with financial institutions. All of the foreign indebtedness and other obligations described above were incurred by or available to foreign subsidiaries that will not guarantee the new notes and will, therefore, be structurally senior to the new notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Other Contractual Obligations”, “Note 8 — Long-Term Debt” to our quarterly unaudited condensed consolidated financial statements and “Note 9 — Long-Term Debt” to our annual audited consolidated financial statements and the accompanying notes included in this prospectus for additional information regarding our other indebtedness related to our foreign operations.

DESCRIPTION OF NOTES

We issued the old notes and will issue the new notes under an indenture, dated as of September 25, 2012, by and among us, our subsidiary guarantors named therein, as Guarantors, and U.S. Bank National Association, as Trustee. This indenture and the supplements thereto are collectively referred to as the “Indenture” in this prospectus. The terms of the new notes include those expressly set forth in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

This description of notes is intended to be a useful overview of the principal terms of the notes and the Indenture. Because this “Description of Notes” is only a summary, it does not contain all of the details found in the full text of, and is qualified in its entirety by reference to the provisions of, the Notes and the Indenture. You should refer to the Indenture for a complete description of the obligations of the Company, the Guarantors and your rights. A copy of the Indenture and supplements thereto have been filed with the SEC as (i) Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 25, 2012, (ii) Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on October 15, 2013, and (iii) Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 13, 2013, and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You will find the definitions of capitalized terms used in this description under the heading “— Certain Definitions.” For purposes of this description only, references to the “Company,” “we,” “our” and “us” refer only to General Cable Corporation, and not to its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

General

The Notes

The terms of the new notes are substantially identical in all material respects to the terms of the old notes, except that:

•	the new notes will be registered under the Securities Act;

•	the new notes will not contain transfer restrictions and will not bear legends restricting their transfer under the Securities Act;

•	the new notes will not be entitled to registration rights under the registration rights agreement; and

•	the new notes will not contain terms providing for the payment of additional interest due to default in the performance of certain of the Company’s obligations under the registration rights agreement.

The old notes are and the new notes will:

•	be general unsecured, senior obligations of the Company;

•	be limited to an aggregate principal amount of $600.0 million, subject to our ability to issue Additional Notes;

•	mature on October 1, 2022;

•	be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	be equal in right of payment to all existing and future unsubordinated Indebtedness of the Company;

•	be effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness;

•	be senior in right of payment to all existing and future Subordinated Indebtedness of the Company;

•	be structurally subordinated to all liabilities of our non-Guarantor Subsidiaries; and

•	be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in certificated form. See “Book-Entry, Settlement and Clearance.”

The Guarantees

The old notes are and the new notes will be jointly and severally unconditionally guaranteed by each of the Company’s Restricted Subsidiaries that is a borrower or a guarantor under any U.S. Credit Facility or any other Indebtedness of the Company or any Guarantor evidenced by bonds, debentures, notes or other similar instruments (other than a guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary). See “— Guarantees.”

The Guarantee by each Guarantor will be:

•	a general senior unsecured obligation of such Guarantor;

•	equal in right of payment to all existing and future unsubordinated Indebtedness of such Guarantor;

•	effectively subordinated to all secured Indebtedness of such Guarantor, to the extent of the value of the assets securing such Indebtedness; and

•	senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor.

Maturity, Interest and Principal of the Notes

The old notes were issued with an initial aggregate principal amount of $600.0 million. The new notes will be issued in like principal amount with respect to any and all outstanding old notes properly tendered and not withdrawn before the expiration date. We may issue an unlimited principal amount of additional Notes having identical terms and conditions as the Notes other than the issue date, the issue price and the first interest payment date (the “Additional Notes”) from time to time, subject to compliance with the covenant described under “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Capital Stock.” Any Additional Notes subsequently issued under the Indenture will be treated as a single class with the old notes and the new notes for all purposes under the Indenture, including, without limitation, for purposes of waivers, amendments, redemptions, Change of Control Offers and Net Proceeds Offers.

The Notes will mature on October 1, 2022. Interest on the Notes:

•	will accrue at a rate of 5.750% per annum;

•	in the case of the new notes, will accrue (1) from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor, or (2) if no interest has been paid on the old note, from September 25, 2012;

•	will be payable semiannually in arrears on each April 1 and October 1;

•	will be payable to the Holders of record of Notes at the close of business on March 15 and September 15, respectively, immediately preceding such interest payment date; and

•	will be computed on the basis of a 360-day year of twelve 30-day months.

We are currently accruing Special Interest on the old notes because we failed to complete the exchange offer described in the Registration Rights Agreement within 365 days after the issuance of the old notes. The Special Interest accrues at a rate of 0.25% per annum for the first 90 days of delay, and an additional 0.25% per annum for each subsequent 90-day period up to a maximum increase of 1.00% per annum until the exchange offer is completed. Such interest began accruing on September 26, 2013. See also “— Consent Solicitation and Additional Interest.”

The old notes were issued and the new notes will be issued only in registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Company has initially appointed the Trustee to serve as registrar and paying agent under the Indenture at its office or agency maintained in the State of New York for such purposes. The Company may, however, change the registrar or paying agent without prior notice to the Holders.

The Company will pay the principal, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered Holder of such global Note.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith. The registrar will not be required to exchange or register a transfer of any Note for a period of 15 days immediately preceding the mailing of notice of redemption of Notes to be redeemed or of any Note selected, called or being called for redemption except the unredeemed portion of any Note being redeemed in part.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Ranking

The old notes are, and the new notes will be, general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes are or will (as applicable) rank equally in right of payment with all existing and future Indebtedness of the Company that is not so subordinated, are or will (as applicable) be effectively subordinated to all of our secured Indebtedness (to the extent of the value of the assets securing such Indebtedness) and are or will (as applicable) be structurally subordinated to the liabilities of our non-Guarantor Subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company and the Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under any senior secured Indebtedness, the assets of the Company and the Guarantors that secure such senior secured Indebtedness will be available to pay obligations on the Notes and the Guarantees only after all such senior secured Indebtedness and certain Hedging Obligations and banking services and cash management obligations have been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Guarantees then outstanding.

As of March 28, 2014:

•	the Company and the Guarantors had approximately $1,166.7 million of total Indebtedness (including the Notes), of which $125.0 million was senior unsecured Indebtedness ranking equally with the Notes and of which $168.4 million was subordinated to the Notes;

•	of such total Indebtedness, the Company and the Guarantors had approximately $264.3 million of secured Indebtedness under the U.S. Credit Agreement (excluding $28.7 million represented by letters of credit under the U.S. Credit Agreement) and other secured Indebtedness of $9.0 million to which the Notes were effectively subordinated;

•	the Company and the Guarantors had commitments available to be borrowed under the U.S. Credit Agreement of $216.2 million (based on the applicable borrowing base and after giving effect to $28.7 million of outstanding letters of credit) which, if borrowed, would rank senior in right of payment to the Notes; and

•

the non-Guarantor Subsidiaries had approximately $1,609.7 million of total liabilities (including trade payables but excluding intercompany liabilities), all of which would have been structurally senior to the Notes, and the non-Guarantor Subsidiaries had aggregate undrawn availability under foreign credit facilities of $516.6 million (including, but not limited to, $70.0 million available to be borrowed by the Canadian borrower under the U.S. Credit Agreement based on the borrowing base and $117.6 million available to borrower by the European Borrowers under the U.S. Credit Agreement based upon the borrowing base). In addition to this available debt capacity, as of March 28, 2014, the non-Guarantor Subsidiaries had approximately $175.3 million available under European accounts payable confirming arrangements with financial institutions. Any amounts borrowed under these foreign credit facilities or drawn under these accounts payable confirming arrangements would also be structurally senior to the Notes.

Although the Indenture limits the amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur, such Indebtedness may be substantial, and a significant portion of such Indebtedness may be secured Indebtedness or structurally senior to the Notes.

Guarantees

The Guarantors, jointly and severally, unconditionally guarantee the Company’s obligations under the Notes. The obligations of each Guarantor under its Guarantee will be limited as necessary, after giving effect to all other liabilities of such Guarantors (including without limitation, any obligations under a U.S. Credit Facility and a Foreign Credit Facility permitted under clause (3) of “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Capital Stock”) and after giving effect to the amount of any contribution received from any other Guarantor pursuant to the contribution obligations in the Indenture, to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the Notes — Federal and state fraudulent transfer laws may permit a court to void the notes and/or the note guarantees, and if that occurs, you may not receive any payments on the notes.”

The Guarantee of a Guarantor will be released under the circumstances described under “— Certain Covenants — Subsidiary Guarantees.”

Not all of our Subsidiaries guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay their debt and other obligations (including trade payables) before they will be able to distribute any of their assets to us.

For the three fiscal months ended March 28, 2014 and the year ended December 31, 2013, our non-Guarantor Subsidiaries generated approximately 67% and 65%, respectively, of our consolidated net sales and 114% of our consolidated operating loss and 51% of our consolidated operating income, respectively. As of March 28, 2014, our non-Guarantor Subsidiaries held approximately 74% of our total consolidated assets. As of March 28, 2014, our non-Guarantor Subsidiaries had $301.2 million of indebtedness outstanding and $1,609.7 million of total liabilities, including trade payables but excluding intercompany liabilities.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the caption “— Repurchase at the Option of the Holders.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 2017, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, and Special Interest and Additional Interest if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Redemption price
2017	102.875%
2018	101.917%
2019	100.958%
2020 and thereafter	100.000%

In addition, at any time and from time to time on or prior to October 1, 2015, the Company may, redeem in the aggregate up to 35% of the aggregate principal amount of Notes issued under the Indenture with the net cash proceeds from one or more Equity Offerings, at a redemption price in cash equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest thereon, and Special Interest and Additional Interest, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes issued on September 25, 2012 must remain outstanding immediately after giving effect to each such redemption (excluding any Notes held by the Company or any of its Affiliates). Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Equity Offering.

At any time prior to October 1, 2017, the Company may also redeem, in whole or in part, the Notes, upon not less than 10 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon, and Special Interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, unless prohibited by stock exchange or other applicable rule or regulation, and if pro rata redemption is so prohibited, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 10 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address or otherwise delivered within such period in accordance with the applicable procedures of DTC. Notices of redemption may not be conditional: provided, however, that a notice of redemption relating to an Equity Offering may be conditioned upon the completion of such Equity Offering. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Repurchase at the Option of the Holders

Change of Control

In the event of the occurrence of a Change of Control (the date of such occurrence being the “Change of Control Date”), the Company shall, within 30 days after the occurrence of such Change of Control, make an offer (the “Change of Control Offer”) to all Holders to purchase all outstanding Notes properly tendered pursuant to such offer, and within 60 days after the occurrence of the Change of Control, all Notes properly tendered pursuant to such offer shall be accepted for purchase (the date of such purchase, the “Change of Control Purchase Date”) for a cash price equal to 101% of the principal amount thereof as of the Change of Control Purchase Date, plus accrued and unpaid interest and Special Interest and Additional Interest, if any, to the date of purchase.

In order to effect the Change of Control Offer, the Company shall mail a notice to each Holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price (the “Change of Control Purchase Price”) in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and Special Interest and Additional Interest, if any, to the date of purchase;

(2)	the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC;

(3)	that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(4)	the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its Notes purchased.

Alternatively, the Company will not be required to make a Change of Control Offer as provided above, if, in connection with or in contemplation of any Change of Control, the Company has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Purchase Price and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer so long as the terms and conditions of such contemplated Change of Control are described in reasonable detail to the Holders in the notice delivered in connection with such Alternate Offer. In addition, the Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in a manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company or makes an Alternate Offer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or Alternate Offer.

The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the U.S. Credit Agreement. Future Credit Facilities and other Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to purchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, including a default due to the financial effect of such purchase on the Company. Finally, the Company’s ability to pay cash to the Holders upon a purchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under “— Events of Default.”

If the Company makes a Change of Control Offer or Alternate Offer, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Change of Control Offer occurring as a result of such compliance shall not be deemed a Default or an Event of Default.

The existence of a Holder’s right to require the Company to purchase such Holder’s Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control.

The definition of “Change of Control” includes, among other transactions, a disposition of all or substantially all of the assets of the Company and its Subsidiaries. With respect to the disposition of assets, the phrase “all or substantially all” as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established quantitative meaning under New York law (which is the choice of law under the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Company is required to make an offer to purchase the Notes as described above.

The definition of “Change of Control” in the Indenture is limited in scope. The provisions of the Indenture may not afford Holders the right to require the Company to purchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company’s management or its Affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its Affiliates) that may adversely affect Holders, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Company’s management or its Affiliates, or a transaction involving a recapitalization of the Company, would result in a Change of Control if it is the type of transaction specified by such definition.

Certain provisions under the Indenture relative to the Company’s obligation to make a Change of Control Offer may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes prior to an event or circumstance which may give rise to the requirement to make a Change of Control Offer.

Asset Sales

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and

(2)	at least 75% of such consideration received by the Company or such Restricted Subsidiary consists of (A) cash or Cash Equivalents, (B) assets (other than securities) to be used in a Related Business, (C) the Capital Stock of any Person engaged in a Related Business that is, or as a result of or in connection with the acquisition of such Capital Stock by the Company or such Restricted Subsidiary becomes, a Restricted Subsidiary or (D) a combination of cash, Cash Equivalents, such assets and such Capital Stock.

The amount of any (A) Indebtedness (other than any Subordinated Indebtedness) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully and unconditionally released shall be deemed to be cash for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash or Cash Equivalents and (B) notes or other obligations received by the Company or the Restricted Subsidiaries from such transferee that are converted, sold or exchanged within 90 days of the related Asset Sale by the Company or the Restricted Subsidiaries into cash or Cash Equivalents shall be deemed to be cash, in an amount equal to the net cash proceeds or the Fair Market Value of the Cash Equivalents realized upon such conversion, sale or exchange for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash or Cash Equivalents.

If at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with the provisions of this covenant.

The Company or such Restricted Subsidiary, as the case may be, may apply an amount equal to the Net Cash Proceeds of any Asset Sale within 360 days of receipt thereof to:

(1)	repay secured Indebtedness outstanding under any Credit Facility or any other secured Indebtedness of the Company or any Restricted Subsidiary (and to cause a corresponding reduction in commitments if such repaid Indebtedness was outstanding under the revolving portion of a Credit Facility), in each case other than Indebtedness owed to the Company or an Affiliate of the Company;

(2)	make an investment in or expenditures for assets (other than securities) to be used in a Related Business or acquire the Capital Stock of any Person engaged in a Related Business that is, or as a result of or in connection with such Investment becomes, a Restricted Subsidiary; or

(3)	repay obligations under other Indebtedness of the Company or a Guarantor (other than any Disqualified Capital Stock or Subordinated Indebtedness), in each case other than Indebtedness owed to the Company or an Affiliate of the Company; provided that the Company shall equally and ratably reduce Obligations under the Notes, as provided under “— Optional Redemption,” through open market purchases at or above 100% of the principal amount thereof or by making an offer (in accordance with the procedures set forth below for a Net Proceeds Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, in each case plus the amount of accrued but unpaid interest on the Notes that are purchased or redeemed.

Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce revolving credit borrowings to the extent not prohibited by the Indenture.

To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied or committed within 360 days of such Asset Sale as described in clause (1) or (2) (such Net Cash Proceeds, the “Unutilized Net Cash Proceeds”), the Company shall, within 20 days after such 360th day, make an offer to purchase (a “Net Proceeds Offer”) all outstanding Notes and other Indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes and the terms of which require an offer to purchase such other Indebtedness to be made with the proceeds from the sale of assets (“Pari Passu Debt”) on a pro rata basis up to an aggregate maximum principal amount of Notes and such Pari Passu Debt equal to such Unutilized Net Cash Proceeds, at a purchase price in cash equal, in the case of the Notes, to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date thereof and, in the case of such other Indebtedness, the purchase price specified by the terms thereof; provided, however, that the Net Proceeds Offer may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $50.0 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $50.0 million, shall be applied as required pursuant to this paragraph.

With respect to any Net Proceeds Offer effected pursuant to this covenant, among the Notes and the Pari Passu Debt that is subject to provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem such Pari Passu Debt with the proceeds from the sale of assets, to the extent the aggregate principal amount of Notes and such Pari Passu Debt tendered pursuant to such Net Proceeds Offer exceeds the Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such Notes and such Pari Passu Debt shall be purchased pro rata based on the aggregate principal amount of such Notes and such Pari Passu Debt tendered by each holder thereof. To the extent the Unutilized Net Cash Proceeds exceed the aggregate amount of Notes and Pari Passu Debt tendered by the holders thereof pursuant to such Net Proceeds Offer (such excess constituting an “Excess”), the Company may retain and utilize such Excess for any general corporate purposes. Upon the completion of a Net Proceeds Offer, the amount of Unutilized Net Cash Proceeds shall be reset to zero.

If the Company makes a Net Proceeds Offer, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Net Proceeds Offer occurring as a result of such compliance shall not be deemed a Default or an Event of Default.

Certain provisions under the Indenture relative to the Company’s obligation to make a Net Proceeds Offer may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes prior to an event or circumstance which may give rise to the requirement to make a Net Proceeds Offer.

Certain Covenants

The Indenture contains, among other things, the following covenants:

Limitation on Restricted Payments

(a)	The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend or any other distribution on any Capital Stock of the Company or any Restricted Subsidiary or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than any dividends, distributions and payments made to the Company or any Restricted Subsidiary and dividends or distributions payable to any Person solely in the form of Qualified Capital Stock of the Company or in options, warrants or other rights to purchase Qualified Capital Stock of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, any Restricted Subsidiary or any of their Affiliates (other than any such Capital Stock owned by the Company or any Restricted Subsidiary);

(3)	purchase, redeem, defease or retire for value, or make any principal payment on, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than any Subordinated Indebtedness held by the Company or any Restricted Subsidiary); or

(4)	make any Investment in any Person (other than Permitted Investments)

(any such payment or other action (other than any exception thereto) described in clause (1), (2), (3) or (4) above, a “Restricted Payment”), unless at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A)	no Default or Event of Default shall have occurred and be continuing at the time or immediately after giving effect to such Restricted Payment;

(B)	immediately after giving effect to such Restricted Payment, the Company would be able to Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under “— Limitation on Indebtedness and Issuance of Disqualified Capital Stock” below; and

(C)	immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date does not exceed an amount equal to the sum of:

(i)	50% of cumulative Consolidated Net Income determined for the period (taken as one accounting period) from January 1, 2013 to the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is available (or if such cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus

(ii)	the aggregate net cash proceeds received after the Issue Date by the Company either (x) as capital contributions to the Company or (y) from the issue and sale (other than to a Subsidiary) of its Qualified Capital Stock (except, in each case, to the extent such proceeds are used to purchase, redeem, retire, defease or otherwise acquire Capital Stock or Subordinated Indebtedness as set forth in clause (2) or (3) of paragraph (b) below and excluding the net proceeds from any issuance and sale of Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid), plus

(iii)	the principal amount (or accreted amount, determined in accordance with GAAP, if less) of any Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness held by a Subsidiary of the Company) Incurred on or after the Issue Date which is converted into or exchanged for Qualified Capital Stock of the Company after the Issue Date, plus

(iv)	in the case of the disposition or repayment of any Investment or the release of a guarantee constituting a Restricted Payment made after the Issue Date, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (x) the return of capital with respect to such Investment and (y) the amount of such Investment which was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, and, in the case of guarantees, less any amounts paid under such guarantee, plus

(v)	so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with the covenant described under “— Designation of Unrestricted Subsidiaries” below, the Company’s proportionate interest in an amount equal to the excess of (x) the Total Assets of such Subsidiary, valued on an aggregate basis at Fair Market Value, over (y) the total liabilities of such Subsidiary, determined in accordance with GAAP (and provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation).

As of March 28, 2014, the amount that was available to the Company for Restricted Payments pursuant to this clause (C) would have been $55.1 million.

(b)	The foregoing provisions will not prevent:

(1)	the payment of any dividend or distribution on, or redemption of, Capital Stock within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of the Indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Subsidiary) of, other Qualified Capital Stock; provided, however, that any such net cash proceeds and the value of any Qualified Capital Stock issued in any such exchange are excluded from clause (C)(ii) of paragraph (a) above (and were not included therein at any time);

(3)	the purchase, redemption, retirement, defeasance or other acquisition of Subordinated Indebtedness, or any other payment thereon, made in exchange for, or out of the net cash proceeds of, a substantially concurrent issue and sale (other than to a Subsidiary) of Disqualified Capital Stock of the Company or other Subordinated Indebtedness having no stated maturity or mandatory redemption date for the payment of any portion of principal thereof (and, in the case of Disqualified Capital Stock, no provision entitling the holder thereof to convert or exchange such Disqualified Capital Stock into Indebtedness, other than as set forth in the proviso to the definition of “Disqualified Capital Stock”), in each case prior to the final stated maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or otherwise acquired and having a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or otherwise acquired;

(4)	additional Restricted Payments not to exceed $50.0 million in the aggregate since the Issue Date;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary held by any current or former director, officer or employee of the Company or any Subsidiary; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock shall not exceed $10.0 million in any twelve-month period;

(6)	repurchases of Capital Stock of the Company deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof, and repurchases of Capital Stock of the Company deemed to occur upon the withholding of a portion of the Capital Stock issued, granted or awarded to any current or former director, officer or employee of the Company to pay for the taxes payable by such director, officer or employee upon such issuance, grant or award in order to satisfy, in whole or in part, withholding tax requirements in connection with the exercise of such options, in accordance with the provisions of an option or rights plan or program of the Company;

(7)	the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% or 100% of the principal amount of such Subordinated Indebtedness in connection with a change of control offer pursuant to a provision similar to the requirements set forth under “— Repurchase at the Option of the Holders — Change of Control” covenant, or an asset sale offer pursuant to a provision similar to the requirement set forth under “— Repurchase at the Option of the Holders — Asset Sales,” respectively; provided that prior to any such repurchase the Company has made the Change of Control Offer or the Net Proceeds Offer, as applicable, required by the terms of the Indenture and repurchased all Notes validly tendered for repayment in connection with such Change of Control Offer or Net Proceeds Offer, as applicable; and

(8)	Restricted Payments not to exceed $5.0 million at any one time in the aggregate since the Issue Date for the redemption of the Company’s 5.75% Series A redeemable convertible preferred stock issued and outstanding on the Issue Date.

provided, however, that in the case of each of clauses (2), (3), (4), (5) and (6), no Default or Event of Default shall have occurred and be continuing or would arise therefrom.

In determining the amount of Restricted Payments permissible under clause (C) of paragraph (a) of this covenant, amounts expended pursuant to clause (1) of the immediately preceding paragraph shall be included as Restricted Payments and amounts expended pursuant to clauses (2), (3), (4), (5), (6), (7) and (8) shall be excluded. The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

Limitation on Indebtedness and Issuance of Disqualified Capital Stock

The Company shall not, directly or indirectly, Incur any Indebtedness (including any Acquired Indebtedness) or issue any Disqualified Capital Stock, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including any Acquired Indebtedness) or issue any Disqualified

Capital Stock or Preferred Capital Stock, except in each case for Permitted Indebtedness; provided, however, that the Company and any Guarantor may Incur Indebtedness, and the Company and any Guarantor may issue Disqualified Capital Stock, if, in any such case, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Capital Stock and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Coverage Ratio of the Company would be greater than 2.0 to 1.0.

The foregoing limitations will not apply to the Incurrence or issuance of any of the following (collectively, “Permitted Indebtedness”), each of which shall be given independent effect:

(1)	Indebtedness under the Notes and the Guarantees issued on the Issue Date, and the related new notes and Guarantees thereof to be issued pursuant to the Registration Rights Agreement;

(2)	Existing Indebtedness (other than under Credit Facilities);

(3)	Indebtedness of the Company and the Restricted Subsidiaries under one or more Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $1,100.0 million, less the amount of any repayments of term loans under Credit Facilities since the Issue Date and the amount of constant reductions under any revolving Credit Facility under a Credit Facility since the Issue Date, in each case as a result of the application of Net Cash Proceeds of an Asset Sale, and (y) the sum of (i) 85% of the book value of accounts receivable of the Company and the Restricted Subsidiaries, determined in accordance with GAAP, (ii) 60% of the book value of inventory of the Company and the Restricted Subsidiaries, determined in accordance with GAAP, and (iii) $40.0 million;

(4)	Indebtedness of any Restricted Subsidiary owed to and held by the Company or any other Restricted Subsidiary and Indebtedness of the Company owed to and held by any Restricted Subsidiary or Disqualified Capital Stock of the Company or any Restricted Subsidiary held by the Company or any Restricted Subsidiary; provided, however, that an Incurrence of Indebtedness and issuance of Disqualified Capital Stock that is not permitted by this clause (4) shall be deemed to have occurred upon (x) any sale or other disposition of any Indebtedness or Disqualified Capital Stock of the Company or any Restricted Subsidiary referred to in this clause (4) to a Person other than the Company or any Restricted Subsidiary, and (y) the designation of a Restricted Subsidiary which holds Indebtedness or Disqualified Capital Stock of the Company or any other Restricted Subsidiary as an Unrestricted Subsidiary;

(5)	guarantees by the Company or any Guarantor of Indebtedness permitted to be Incurred under this covenant;

(6)	Hedging Obligations of the Company and the Restricted Subsidiaries; provided, however, that such Hedging Obligations are entered into in the ordinary course of business for genuine business purposes and not for speculative purposes;

(7)	Indebtedness of the Company or any Restricted Subsidiary consisting of Purchase Money Indebtedness and Capital Lease Obligations, and refinancings thereof, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (7) (including any Indebtedness Incurred in a refinancing of Indebtedness Incurred pursuant to this clause (7)), does not exceed 5.0% of Consolidated Tangible Assets at the time of such Incurrence;

(8)	Indebtedness of the Company or any Restricted Subsidiary consisting of indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Capital Stock; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

(9)	Acquired Indebtedness of any Restricted Subsidiary that is not a Guarantor, other than Indebtedness Incurred in connection with, or in contemplation of, such transaction; provided, however, that at the time of acquisition of such Restricted Subsidiary, the Company on a pro forma basis could Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant;

(10)	the Incurrence by the Company or any Restricted Subsidiary of Indebtedness in connection with letters of credit (including, without limitation, letters of credit in respect of workers’ compensation claims or self-insurance) with respect to reimbursement-type obligations, regarding workers’ compensation claims, escrow agreements, bankers’ acceptances and surety and performance bonds (in each case to the extent that such Incurrence does not result in the Incurrence of any obligation to repay any obligation relating to borrowed money), all in the ordinary course of business;

(11)	Indebtedness or Disqualified Capital Stock of the Company or a Restricted Subsidiary to the extent representing a replacement, renewal, refinancing or extension (collectively, a “refinancing”) of outstanding Indebtedness Incurred or Disqualified Capital Stock issued in compliance with the proviso of the first paragraph of this covenant or any of clause (1), (2), (9), (12) or (13) of this covenant; provided, however, that:

(A)	any such refinancing shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) or liquidation preference, as applicable, of the Indebtedness or Disqualified Capital Stock being refinanced, plus the amount of accrued interest or dividends thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish and actually paid in connection with such refinancing and reasonable fees and expenses incurred in connection therewith,

(B)	the refinancing Indebtedness or Disqualified Capital Stock shall have a final maturity not earlier than, and a Weighted Average Life to Maturity not less than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Capital Stock, as applicable, being refinanced;

(C)	Subordinated Indebtedness may be refinanced only with Subordinated Indebtedness or Disqualified Capital Stock, and Disqualified Capital Stock may be refinanced only with other Disqualified Capital Stock; and

(D)	refinancing Indebtedness Incurred by a Restricted Subsidiary that is not a Guarantor may be used to refinance Indebtedness only of a Restricted Subsidiary that is not a Guarantor;

(12)	Indebtedness Incurred by a Foreign Subsidiary having an aggregate principal amount not to exceed €100.0 million (or the equivalent thereof (determined on the date of Incurrence by reference to a recognized foreign exchange quotation source) in any other currency) at any time outstanding; provided that after giving effect to any such Incurrence, the Consolidated Coverage Ratio would be greater than 2.0 to 1.0 (including any Indebtedness Incurred in a refinancing of any Indebtedness Incurred pursuant to this clause (12)); and

(13)	in addition to the items referred to in clauses (1) through (12) above, Indebtedness of the Company or any Restricted Subsidiary (including any Indebtedness under any Credit Facility that utilizes this clause (13)) having an aggregate principal amount not to exceed $100.0 million at any time outstanding (including any Indebtedness Incurred in a refinancing of any Indebtedness Incurred pursuant to this clause (13)).

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company may, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that results in compliance with this covenant; provided that Indebtedness outstanding under Credit Facilities on the Issue Date will be deemed to have been Incurred under clause (3) of the definition of Permitted Indebtedness. Any increase in the U.S. dollar equivalent of outstanding Indebtedness of the Company or any of the Restricted Subsidiaries

denominated in a currency other than U.S. dollars resulting from fluctuations in the exchange values of currencies will not be considered to be an Incurrence of Indebtedness for purposes of this covenant; provided that the amount of Indebtedness outstanding at any time will be the U.S. dollar equivalent of such Indebtedness outstanding at such time.

None of the Company or any Guarantor shall, directly or indirectly, Incur any Indebtedness that by its terms (or by the terms of any agreement governing such Indebtedness) would be expressly subordinate or junior in right of payment to any other Indebtedness unless such Indebtedness is also by its terms (or by terms of any agreement governing such Indebtedness) subordinate or junior in right of payment to the Notes or the Guarantees, as applicable, at least to the same extent such Indebtedness is subordinated or junior in right of payment to such other Indebtedness. No Indebtedness will be considered to be junior in right of payment to any other Indebtedness by virtue of being unsecured or by virtue of being secured by a junior Lien. Notwithstanding the foregoing, subject to the limitations of the Indenture, including but not limited to the limitations set forth above in this covenant, the Company or any Guarantor may, directly or indirectly, Incur any Indebtedness that is pari passu with the Notes and the Guarantees issued under the Indenture, if such pari passu Indebtedness by its terms (or by the terms of the agreement governing such pari passu Indebtedness) is (x) senior in right of payment to any Indebtedness of the Company that is expressly subordinated to the Notes and (y) senior in right of payment to any Indebtedness of each Guarantor pursuant to the Indenture that is expressly subordinated to the Guarantee under the Indenture of such Guarantor.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to: (A) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (B) make loans or advances to, or guarantee any Indebtedness or other obligations of, the Company or any other Restricted Subsidiary or (C) sell or transfer any of its assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

(1)	the U.S. Credit Agreement, or any other agreement of the Company or any of the Restricted Subsidiaries outstanding on the Issue Date, in each case as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof, and any other Credit Facility; provided, however, that any such amendment, restatement, renewal, replacement or refinancing or other such Credit Facility is no more restrictive in the aggregate in any material respect with respect to such encumbrances or restrictions than those contained in the agreement being amended, restated, renewed, replaced or refinanced or the U.S. Credit Agreement in effect on the Issue Date, as the case may be;

(2)	any applicable law or any rule, regulation or order of any governmental authority;

(3)	any instrument of an Acquired Person acquired by the Company or any Restricted Subsidiary after the Issue Date as in effect at the time of such acquisition and not entered into by such Acquired Person in connection with, as a result of or in contemplation of such acquisition; provided, however, that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary or the assets of the Company or any Restricted Subsidiary other than the Acquired Person or the assets of the Acquired Person;

(4)	customary non-assignment provisions in leases, licenses or contracts;

(5)	Purchase Money Indebtedness and Capital Lease Obligations for assets acquired in the ordinary course of business that impose encumbrances and restrictions only on the assets so acquired;

(6)	any agreement for the sale or disposition of the Capital Stock or assets of any Restricted Subsidiary; provided, however, that such encumbrances and restrictions described in this clause (6) are applicable only to such Restricted Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with “— Repurchase at the Option of the Holders — Asset Sales” to the extent applicable thereto;

(7)	refinancing Indebtedness permitted under clause (11) of the second paragraph of “— Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above; provided, however, that such encumbrances and restrictions contained in the agreements governing such Indebtedness are no more restrictive in the aggregate in any material respect than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing;

(8)	the Indenture, the Notes, the Guarantees and the new notes and Guarantees thereof;

(9)	any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(10)	restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(11)	customary restrictions imposed by the terms of shareholders’, partnership or joint venture agreements entered into in the ordinary course of business; provided, however, that such restrictions do not apply to any Restricted Subsidiary other than the applicable company, partnership or joint venture;

(12)	restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business; and

(13)	Indebtedness of Foreign Subsidiaries permitted to be Incurred under the Indenture; provided that any such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being Incurred under the relevant circumstances.

Designation of Unrestricted Subsidiaries

The Company may designate after the Issue Date any Subsidiary of the Company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1)	no Default or Event of Default shall have occurred and be continuing or shall result after giving effect to such Designation;

(2)	at the time of and after giving effect to such Designation, the Company could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under “— Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above;

(3)	the Company would be permitted to make an Investment at the time of Designation in an amount of the Designation Amount; and

(4)	such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

Neither the Company nor any Restricted Subsidiary shall at any time (A) provide credit support for, subject any of its assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (B) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (C) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any guarantee given solely to support the pledge by the Company or any Restricted Subsidiary of the Capital Stock of any Unrestricted Subsidiary, which guarantee is not recourse to the Company or any Restricted Subsidiary except to the extent of the pledge. All Subsidiaries of Unrestricted Subsidiaries shall be automatically deemed to be Unrestricted Subsidiaries.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(1)	no Default or Event of Default shall have occurred and be continuing or shall result after giving effect to such Revocation;

(2)	at the time of and after giving effect to such Revocation, the Company could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under “— Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above; and

(3)	all Liens of such Unrestricted Subsidiary outstanding immediately following such Revocation would be permitted to be outstanding under the Indenture.

All Designations and Revocations must be evidenced by filing by the Company with the Trustee of Board Resolutions and an Officers’ Certificate certifying compliance with the foregoing provisions.

Limitation on Liens

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Liens (other than Permitted Liens) against or upon any of their respective assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, in each case to secure any Indebtedness unless contemporaneously therewith:

(1)	in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)	in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Transactions with Affiliates

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into, renew, amend or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any assets or the rendering of any service) with or for the benefit of any of their respective Affiliates (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction, taken as a whole, is on terms which are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction on an arm’s-length basis with an unaffiliated third party;

(2)	if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate payments or other consideration having a Fair Market Value in excess of $10.0 million, such Affiliate Transaction is in writing and a majority of the disinterested members of the Board of Directors of the Company shall have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with the foregoing provisions, or, in the event that there are no disinterested directors, the Trustee has received a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or the Restricted Subsidiary involved in such Affiliate Transaction, as the case may be; and

(3)	if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate payments or other consideration having a Fair Market Value in excess of $20.0 million, such Affiliate Transaction is in writing and the Trustee has received a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or the Restricted Subsidiary involved in such Affiliate Transaction, as the case may be.

Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to:

(a)	transactions with or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries (so long as no Person (other than a Restricted Subsidiary) that is an Affiliate of the Company has any direct or indirect interest in such Restricted Subsidiary);

(b)	any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments” above;

(c)	any reasonable and customary issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to employment arrangements, or any stock options and stock ownership plans for the benefit of employees, officers and directors, consultants and advisors approved by the Board of Directors of the Company;

(d)	the payment of customary directors’ fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of the Company or any Restricted Subsidiary entered into in the ordinary course of business (including customary benefits thereunder) and payments under any indemnification arrangements permitted by applicable law;

(e)	any transactions undertaken pursuant to any contractual obligations in existence on the Issue Date, as such obligations are in effect on the Issue Date or as thereafter amended, restated or amended and restated in any manner not materially adverse to the Holders of Notes;

(f)	transactions with distributors, suppliers or other purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture;

(g)	the issue and sale by the Company of its Qualified Capital Stock;

(h)	any transaction with an Affiliate where the only consideration paid by the Company or any Restricted Subsidiary is Qualified Capital Stock;

(i)	the pledge of Capital Stock of Unrestricted Subsidiaries to support the Indebtedness thereof;

(j)	customary shareholders’ and registration rights agreements among the Company or any Subsidiary thereof and the shareholders thereof; and

(k)	commercial transactions entered into in the ordinary course of business with any joint venture to which the Company or any Restricted Subsidiary is a party (so long as no Person (other than a Restricted Subsidiary) that is an Affiliate of the Company has any direct or indirect interest in such joint venture).

Subsidiary Guarantees

If any Restricted Subsidiary (including any Restricted Subsidiary formed or acquired after the Issue Date) shall (within 10 Business Days) become a borrower or guarantor under any U.S. Credit Facility or any other Indebtedness of the Company or a Guarantor evidenced by bonds, debentures, notes or other similar instruments (other than a guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary), then such Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally Guarantee all of the Company’s obligations under any outstanding Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an Opinion of Counsel that such supplemental indentures have been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligations of such Subsidiary.

Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged:

(1)	upon any sale or other disposition of all or substantially all of the assets of such Restricted Subsidiary (including by way of merger or consolidation or any sale of all of the Capital Stock of that Restricted Subsidiary) to a Person that is not the Company or a Subsidiary of the Company; provided that the Company shall, if applicable, apply the Net Cash Proceeds of that sale or other disposition in accordance with the applicable provisions of the Indenture;

(2)	if the Company designates such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the Indenture;

(3)	if such Restricted Subsidiary ceases to be a borrower or guarantor under any U.S. Credit Facility and all other Indebtedness of the Company and the Guarantors evidenced by bonds, debentures, notes or other similar instruments (other than a guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary and other than by reason of a payment under a guarantee by any Restricted Subsidiary); or

(4)	upon the Company’s exercise of one of its defeasance options as described under “— Satisfaction and Discharge of Indenture; Defeasance” or the satisfaction and discharge of the Company’s obligations under the Indenture in accordance with the terms of the Indenture.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale/Leaseback Transaction with respect to any assets unless:

(1)	the Company or such Restricted Subsidiary could have Incurred Indebtedness in the amount of the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above;

(2)	the Company or such Restricted Subsidiary could have incurred a Lien on such assets securing such Attributable Indebtedness with respect to such Sale/Leaseback Transaction without equally and ratably securing the Notes or the Guarantees pursuant to the covenant described under “— Limitation on Liens” above;

(3)	the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of the related assets; and

(4)	the Company applies the proceeds of such transaction in compliance with the covenant described under “— Repurchase at the Option of the Holders — Asset Sales.”

Provision of Financial Information

Whether or not required by the SEC, so long as any Notes are outstanding, the Company will file with the SEC and furnish to Holders of the Notes or cause the Trustee to furnish to the Holders of the Notes within the time periods specified in the SEC’s rules and regulations for reporting companies under Section 13 or 15(d) of the Exchange Act:

(1)	all annual and quarterly financial information required to be contained in a filing with the SEC on Forms 10-K and 10-Q, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent public accountants; and

(2)	all current reports required to be filed with the SEC on Form 8-K.

Notwithstanding the foregoing, if the information and reports referred to in the preceding paragraph are filed with the SEC for public availability, the Company shall be deemed to have furnished to the Holders of the Notes such information and reports on the date that the Company files such information and reports with the SEC. If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include or be accompanied by a reasonably detailed presentation of the financial condition and results of operations of the Company and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, whether or not required by the SEC, the Company shall file a copy of all of the information and reports referred to in the second preceding paragraph with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company shall also furnish to Holders, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act. The Company shall also comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939, as amended.

See “— Consent Solicitation and Additional Interest.”

Merger, Sale of Assets, Etc.

The Company may not consolidate with or merge with or into (whether or not the Company is the Surviving Person) any other entity and the Company shall not, and shall not cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company’s and the Restricted Subsidiaries’ assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) to any Person in a single transaction or series of related transactions, unless:

(1)	either (A) the Company shall be the Surviving Person or (B) the Surviving Person (if other than the Company) shall be a Person organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture and the Registration Rights Agreement to be performed or observed on the part of the Company; provided, that in the case where the Surviving Person is not a corporation, there is a co-obligor of the Notes that is a corporation;

(2)	immediately thereafter, on a pro forma basis after giving effect to such transaction (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)	immediately after giving effect to any such transaction including the Incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), the Surviving Person could Incur, on a pro forma basis after giving effect to such transaction, at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above.

Notwithstanding the provisions of clause (3) of the immediately preceding paragraph, any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its assets to the Company or another Restricted Subsidiary.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the assets of one or more Restricted Subsidiaries the Capital Stock of which constitute all or substantially all the assets of the Company shall be deemed to be the transfer of all or substantially all the assets of the Company.

A Guarantor may not sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the Surviving Person), another Person unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	in the case of a sale, conveyance, assignment, transfer, lease or other disposition of all or substantially all of such Guarantor’s assets, the Net Cash Proceeds of such sale or other disposition are applied in accordance with the covenant described under “— Repurchase at the Option of the Holders — Asset Sales” or that transaction is excluded from the operation of such covenant by virtue of the definition of “Asset Sale” (other than clause (A) thereof); or

(b)	in the case of a consolidation with or merger into another Person, either (i) such Guarantor shall be the Surviving Person or (ii) the Surviving Person (if other than such Guarantor) shall be a corporation, partnership, company or trust organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture reasonably satisfactory to the Trustee all obligations of such Guarantor under its Guarantee and the performance and observance of every covenant of the Indenture and the Registration Rights Agreement to be performed or observed on the part of such Guarantor.

In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture. In addition, each Guarantor, in the case of a transaction described in the first paragraph hereunder, unless it is the other party to the transaction or unless its Guarantee will be released and discharged in accordance with its terms as a result of the transaction, will be required to confirm, by supplemental indenture, that its Guarantee will continue to apply to the obligations of the Company or the Surviving Person under the Indenture.

Upon any consolidation or merger of the Company or any Guarantor or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company or a Guarantor is not the Surviving Person, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the Notes and the Registration Rights Agreement or such Guarantor under the Indenture, the Guarantee of such Guarantor and the Registration Rights Agreement, as the case may be, with the same effect as if such successor corporation had been named as the Company or such Guarantor, as the case may be, therein; and thereafter, except in the case of a lease, the Company shall be discharged from all obligations and covenants under the Indenture, the Notes and the Registration Rights Agreement and such Guarantor shall be discharged from all obligations and covenants under the Indenture, the Registration Rights Agreement and the Guarantee of such Guarantor, as the case may be.

For all purposes of the Indenture and the Notes (including the provision of this covenant and the covenants described under “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Capital Stock,” “— Certain Covenants — Limitation on Restricted Payments” and “— Certain Covenants — Limitation on Liens”), Subsidiaries of any Surviving Person shall, upon such transaction or series of related transactions, become Restricted Subsidiaries unless and until designated as Unrestricted Subsidiaries pursuant to and in accordance with the terms of the Indenture and all Indebtedness, and all Liens on assets, of the Company and the Restricted Subsidiaries in existence immediately prior to such transaction or series of related transactions will be deemed to have been Incurred upon such transaction or series of related transactions.

Events of Default

The occurrence of any of the following will be defined as an “Event of Default” under the Indenture:

(1)	failure to pay principal of (or premium, if any, on) any Note when due and payable, whether at its Stated Maturity, upon optional redemption, upon required purchase, upon acceleration or otherwise;

(2)	failure to pay any interest on any Note when due and payable, and such failure continues for 60 days or more;

(3)	failure to perform or comply with any of the provisions described under “— Repurchase at the Option of the Holders — Change of Control,” “— Repurchase at the Option of the Holders — Asset Sales” or “— Merger, Sale of Assets, Etc.” above;

(4)	except as otherwise provided, failure to perform any other covenant, warranty or agreement of the Company or a Guarantor under the Indenture, in the Notes or in a Guarantee (other than those defaults specified in clause (1), (2) or (3) above) and such failure continues for 60 days or more after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 25% in aggregate principal amount of the then outstanding Notes;

(5)	a default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of the Restricted Subsidiaries having an outstanding principal amount of greater than $75.0 million individually or in the aggregate, which default (A) is caused by a failure to pay at final maturity principal on such Indebtedness within the applicable express grace period, (B) results in the acceleration of such Indebtedness prior to its express final maturity or (C) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness;

(6)	the rendering of a final judgment or judgments (not subject to appeal) of a court of competent jurisdiction against the Company or any of the Restricted Subsidiaries in an amount of greater than $75.0 million (net of any amounts paid by an insurance carrier) which remain undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(7)	a Guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or a Guarantee is found to be invalid or a Guarantor denies its liability under its Guarantee or gives notice to that effect (other than by reason of release of the Guarantor in accordance with the terms of the Indenture); or

(8)	certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Subsidiaries.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

If an Event of Default (other than an Event of Default with respect to the Company or any Guarantor that is a Significant Subsidiary described in clause (8) of the first paragraph of this section) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice in writing to the Trustee and the Company, may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding Notes to be due and payable immediately. If an Event or Default specified in clause (8) of the first paragraph of this section with respect to the Company or any Guarantor that is a Significant Subsidiary occurs under the Indenture, the Notes will automatically become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

Any such declaration may be rescinded or annulled by the Holders of a majority in aggregate principal amount of the outstanding Notes if all Defaults and Events of Default, other than the nonpayment of accelerated principal, premium, if any, and interest, have been cured or waived as provided in the Indenture, and certain other conditions specified in the Indenture are satisfied. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) of the first paragraph of this section has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of accelerated principal, premium, if any, and interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

The Indenture will provide that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes outstanding, give the Holders thereof notice of all uncured Defaults or Events of Default thereunder known to it. Except in the case of a Default or an Event of Default in payment with respect to the Notes or a Default or Event of Default in complying with “— Merger, Sale of Assets, Etc.” above, the Trustee may withhold such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default thereunder and unless the Holders of at least 25% of the aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as the Trustee, and the Trustee shall have not have received from the Holders of a majority in aggregate principal amount of such outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of such a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within 30 days of becoming aware of a Default.

Consent Solicitation and Additional Interest

The Company failed to timely file its Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2013 and its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2013 (collectively, the “Delayed Reports”). As a result, the Company was not in compliance with the reporting covenant contained in the Indenture. In connection with the delayed filing of the Delayed Reports, the Company commenced a consent solicitation, on November 4, 2013, to amend the Indenture (the “Amendments”) and to provide related waivers (together with the Amendments, the “Amendments and Waivers”). The consent solicitation also applied to the Company’s Senior Floating Rate Notes due 2015. On November 8, 2013, the Company completed the consent solicitation. The consents received from holders of the Notes were in excess of the majority of the aggregate principal amount necessary to approve the Amendments and Waivers. The Amendments and Waivers amended the Indenture to make certain changes to the reporting covenants and to waive defaults that had occurred before the Amendments became effective. The Amendments and Waivers provided that the filing with the SEC of the Delayed Reports on or prior to March 17, 2014 would satisfy the Company’s obligations under the reporting covenants in the Indenture. In addition, the Amendments also provided that the interest rate applicable to the Notes be increased by 0.50% from November 1, 2013, with such additional interest to continue to accrue until the earlier of (i) the date that the Company ceases to be in default with respect to the reporting covenants under the Indenture, and (ii) March 17, 2014. In addition, the Amendments provided that each holder of Notes who validly consented to the Amendments and Waivers, and did not revoke such valid consent, would be entitled to receive a consent fee of $2.50 for each $1,000 principal amount of Notes only in the event that the Company remained in default with respect to the reporting covenants under the Indenture on January 31, 2014.

The Company filed the Delayed Reports with the SEC on January 21, 2014 and, as a result (i) its obligation to accrue Additional Interest ceased, and (ii) the additional consent fee of $2.50 for each $1,000 principal amount of the Notes did not become payable.

No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company or any of its Affiliates under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Satisfaction and Discharge of Indenture; Defeasance

The Indenture will be discharged and the Company’s substantive obligations in respect of the Notes will cease when:

(1)	either (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (B) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Company;

(2)	the Company has deposited or caused to be deposited with the Trustee, in trust for the benefit of the Holders of the Notes, money or United States Government Obligations sufficient (without reinvestment) to pay when due all sums payable by it on account of principal of, premium, if any, and interest on all Notes (except lost, stolen or destroyed Notes which have been replaced or paid) or otherwise, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at the Stated Maturity or redemption date, as the case may be; and

(3)	the Company complies with certain other requirements set forth in the Indenture.

In addition to the foregoing, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (8) of “— Events of Default” above, occurs at any time on or prior to the 91st calendar day after the date the Company deposits with the Trustee all sums payable by it on account of principal of, premium, if any, and interest on all Notes or otherwise (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the Indenture and provided that no default under any other Indebtedness of the Company would result therefrom, the Company may, depending on the satisfaction of the applicable conditions specified in the Indenture, terminate either (a) all its obligations and the obligations of the Guarantors with respect to the Notes and the Guarantees (known as “legal defeasance”) or (b) its substantive covenant obligations in respect of the Notes (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Notes and certain other provisions specified in the Indenture) and the obligations of the Guarantors with respect to the Notes (known as “covenant defeasance”) by:

(1)	depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining Indebtedness on such Notes;

(2)	delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations; and

(3)	complying with certain other requirements set forth in the Indenture.

Governing Law and Submission to Jurisdiction

The Indenture, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Modification and Waiver

The Indenture, the Notes and the Guarantees may be amended by the Company, the Guarantors and the Trustee, without the consent of any Holder, to, among other things:

(1)	cure any ambiguity, defect or inconsistency in the Indenture;

(2)	evidence the obligations of a new Guarantor to comply with the provisions described under “— Certain Covenants — Subsidiary Guarantees” or to evidence the succession of another Person to the Company or a Guarantor and the assumption by any such successor of the applicable obligations under the Indenture in accordance with “— Merger, Sale of Assets, Etc.;”

(3)	release a Guarantor from its obligations under its Guarantee or the Indenture, in each case in accordance with the applicable provisions of the Indenture;

(4)	comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

(5)	evidence and provide for the acceptance of appointment by a successor Trustee;

(6)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(7)	secure the Notes and the Guarantees;

(8)	add covenants for the benefits of the Holders or make any other change that would provide any additional benefit or rights to the Holders;

(9)	make any other change that does not materially adversely affect the rights of any Holder; or

(10)	conform the text of the Indenture, the Guarantees or the Notes to any provision of the “Description of Notes” section of the offering memorandum distributed in connection with the private offering of the old notes to the extent that such provision in the “Description of Notes” section of the offering memorandum distributed in connection with the private offering of the old notes was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Notes.

Modifications and amendments of the Indenture, the Notes and the Guarantees may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer of Notes); provided, however, that no such modification or amendment to the Indenture, the Notes and the Guarantees may, without the consent of the Holder of each Note affected thereby:

(1)	change the maturity of the principal of any such Note;

(2)	reduce the principal amount of (or the premium on) any such Note;

(3)	reduce the rate of or extend the time for payment of interest on any such Note;

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above;

(5)	change the currency of payment of principal of (or premium on) or interest on any such Note;

(6)	impair the right of the Holders of Notes to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to any such Note;

(7)	reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or the Guarantees or for waiver of any Default or Event of Default in respect thereof;

(8)	waive a default in the payment of principal of, interest on, or redemption payment with respect to, the Notes (except a rescission of acceleration of the Notes by the Holders thereof with respect to a nonpayment default as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(9)	cause the Notes or the Guarantees to become contractually subordinate in right of payment to any other Indebtedness;

(10)	following an event or circumstance which may give rise to the requirement to make a Change of Control Offer or Net Proceeds Offer, modify the provisions of any covenant (or the related definitions) in the Indenture requiring the Company to make a Change of Control Offer or Net Proceeds Offer in a manner materially adverse to the Holders of Notes affected thereby;

(11)	release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

(12)	make any change in the amendment or waiver provisions of the Indenture.

The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Notes, on behalf of all Holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

The Trustee

Except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain assets received by it in respect of any such claim as security or otherwise.

The Trustee will be permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person (1) assumed in connection with an Acquisition of such Person or (2) existing at the time such Person becomes a Restricted Subsidiary or is consolidated with or merged into the Company or any Restricted Subsidiary, whether or not such Indebtedness was Incurred in connection with, or in contemplation of, such transaction.

“Acquired Person” means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

“Acquisition” means (1) any capital contribution (by means of transfers of cash or other assets to others or payments for assets or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Capital Stock of any other Person by the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or amalgamated with or merged into the Company or any Restricted Subsidiary or (2) any acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit or line of business of such Person or which is otherwise outside of the ordinary course of business.

“Additional Interest” interest, at an annual rate equal to 0.50% of the principal amount of the Notes, payable on the Notes related to the Company’s failure to timely file the Delayed Reports with the SEC. Additional Interest is payable in the same manner and on the same interest payment dates and subject to the same terms as other interest payable under the Indenture.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at October 1, 2017 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on such Note through October 1, 2017 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or Sale/Leaseback Transaction or upon any condemnation, eminent domain or similar proceedings) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of:

(1)	any Capital Stock of any Subsidiary (other than directors’ qualifying shares);

(2)	any assets of the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets (including, without limitation, intellectual property) or asset of the Company or any Restricted Subsidiary,

in each case, other than:

(A)	any transaction consummated in compliance with “— Merger, Sale of Assets, Etc.” above and the creation of and foreclosure on any Lien not prohibited by “— Certain Covenants — Limitation on Liens” above;

(B)	sales of property or equipment that, in the reasonable determination of the Company, has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary;

(C)	any Permitted Investment or any Restricted Payment not prohibited by “— Certain Covenants — Limitation on Restricted Payments” above;

(D)	any transaction or series of related transactions involving assets with a Fair Market Value not in excess of $10.0 million;

(E)	any operating lease or sublease;

(F)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(G)	the licensing or sublicensing of intellectual property or other general intangibles;

(H)	sales or other dispositions of Cash Equivalents, inventory, receivables and other current assets in the ordinary course of business;

(I)	the issuance by a Restricted Subsidiary of Preferred Capital Stock that is permitted under “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Capital Stock;”

(J)	any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

(K)	any transaction between or among the Company and/or one or more Restricted Subsidiaries.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers of such Person, (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

“Board Resolution” means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person or a duly authorized committee thereof, as applicable.

“Business Day” means a day that is not a Saturday, a Sunday or a day on which (i) commercial banking institutions in New York, New York are authorized or required by law to be closed or (ii) the New York Stock Exchange is not open for trading.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a lease that would at such time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Capital Stock” in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Capital Stock and any right or interest which is classified as equity in accordance with GAAP, but excluding any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any state of the United States of America or by the District of Columbia maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or a rating of at least P-1 from Moody’s;

(4)	investments in time deposit accounts, term deposit accounts, money market deposit accounts, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million;

(5)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)	investments in money market funds which invest at least 95% of their assets in securities of the types described in any of clauses (1) through (5) above.

“Change of Control” means the occurrence of any of the following events (whether or not approved by the Board of Directors of the Company):

(1)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d 5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing 50% or more of the total voting power of all outstanding Voting Stock of the Company; or

(2)	the Company consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or the Company and/or one or more the Restricted Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and the Restricted Subsidiaries (determined on a consolidated basis) to any Person (other than the Company or a Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that “beneficially owned” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) immediately prior to such transaction, directly or indirectly, Voting Stock representing a majority of the total voting power of all outstanding Voting Stock of the Company, “beneficially own or owns” (as so determined), directly or indirectly, Voting Stock representing a majority of the total voting power of the outstanding Voting Stock of the surviving or transferee Person; or

(3)	during any consecutive two-year period, the Continuing Directors cease for any reason to constitute a majority of the Board of Directors of the Company; or

(4)	the adoption of a plan of liquidation or dissolution of the Company.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the latest four-quarter period for which financial statements are available ending prior to the date of such determination (the “Four-Quarter Period”) to (ii) Consolidated Interest Expense for such Four-Quarter Period; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness or issued any Disqualified Capital Stock since the beginning of such Four-Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves an Incurrence of Indebtedness or an issuance of Disqualified Capital Stock, Consolidated EBITDA and Consolidated Interest Expense for such Four-Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness or such Disqualified Capital Stock as if such Indebtedness or such Disqualified Capital Stock had been Incurred on the first day of such Four-Quarter Period,

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased, retired or otherwise discharged (a “Discharge”) any Indebtedness or Disqualified Capital Stock since the beginning of such Four-Quarter Period that no longer remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness or Disqualified Capital Stock, Consolidated EBITDA and Consolidated Interest Expense for such Four-Quarter Period shall be calculated after giving effect on a pro forma basis to such Discharge of Indebtedness or Disqualified Capital Stock, including with the proceeds of any new Indebtedness, as if such Discharge (and Incurrence of new Indebtedness or Disqualified Capital Stock, if any) had occurred on the first day of such Four-Quarter Period,

(3)	if since the beginning of such Four-Quarter Period the Company or any Restricted Subsidiary shall have effected any asset sale, Consolidated EBITDA for such Four-Quarter Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such asset sale for such Four-Quarter Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such Four-Quarter Period, and Consolidated Interest Expense for such Four-Quarter Period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such asset sale for such Four-Quarter Period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such Four-Quarter Period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

(4)	if since the beginning of such Four-Quarter Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an Acquisition, including any Acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA and Consolidated Interest Expense for such Four-Quarter Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such Four-Quarter Period; and

(5)	if since the beginning of such Four-Quarter Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Four-Quarter Period) shall have made any asset sale or any Investment or Acquisition that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such Four-Quarter Period, Consolidated EBITDA and Consolidated Interest Expense for such Four-Quarter Period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or Acquisition occurred on, with respect to any Investment or Acquisition, the first day of such Four-Quarter Period and, with respect to any asset sale, the first day of such Four-Quarter Period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined as if such acquisition of assets, amount of earnings related thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred therewith as if the same had occurred at the beginning of the Four-Quarter Period. For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreement under which Hedging Obligations relating to interest are outstanding applicable to such Indebtedness if such agreement under which such Hedging Obligations are outstanding has a remaining term as at the date of determination in excess of 12 months). In making any pro forma calculation, the amount of Indebtedness under any revolving Credit Facility outstanding on the date of determination (other than any Indebtedness Incurred under such facility in connection with the transaction giving rise to the need to calculate the Consolidated Coverage Ratio) will be deemed to be (a) the average daily balance of such Indebtedness during such Four-Quarter Period or such shorter period for which such facility was outstanding or (b) if such facility was created after the end of such Four-Quarter Period, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such determination.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period,

(A)	plus the following, to the extent deducted in calculating such Consolidated Net Income:

(1)	Consolidated Income Tax Expense for such period;

(2)	Consolidated Interest Expense for such period;

(3)	depreciation expense for such period;

(4)	amortization expense for such period; and

(5)	all other non-cash items reducing Consolidated Net Income for such period (other than any non-cash item to the extent it represents an accrual or a reserve for cash disbursements in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); minus

(B)	all non-cash items increasing Consolidated Net Income for such period, in each case on a consolidated basis and determined in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to the Company for any period, the provision for federal, provincial, state, local and foreign income taxes payable by the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the Company for any period, without duplication, the sum of:

(1)	the interest expense of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) the net cost under Hedging Obligations relating to interest (including any amortizations of discounts, but excluding any mark-to-market adjustments), (b) the interest portion of any deferred payment obligation, (c) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (d) all capitalized interest and all accrued interest and (e) the accretion of any original issue discount on any Indebtedness;

(2)	the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP;

(3)	the product of (x) the amount of dividends and distributions paid or accrued in respect of Disqualified Capital Stock of the Company or Preferred Capital Stock of any Restricted Subsidiary (other than dividends or distributions consisting solely of Qualified Capital Stock) during such period as determined on a consolidated basis in accordance with GAAP and (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, provincial, state and local tax rate of the Company, expressed as a decimal; and

(4)	all interest on any Indebtedness described in clause (7) or (8) of the definition of “Indebtedness,”

excluding, however, (i) any premiums, fees and expenses (and any amortization thereof), including the costs to terminate interest rate swaps, call options and/or warrants, incurred in connection with the repayment of the Company’s 7.125% Senior Notes due 2017 and 0.875% Senior Convertible Notes due 2013 out of the proceeds of the offering of the old notes and (ii) the portion of interest expense at non-Wholly Owned Restricted Subsidiaries equal to the percentage of outstanding Voting Stock of such Restricted Subsidiary held by Persons other than the Company, any Subsidiary of the Company or Affiliates of the Company or any of its Subsidiaries. Notwithstanding anything to the contrary, in the event that interest expense on the Company’s 0.875% Senior Convertible Notes due 2013 or the Company’s Subordinated Convertible Notes due 2029 exceeds the then applicable stated coupon thereof, then the interest expense with respect to such convertible securities shall be the then applicable stated coupon thereon.

“Consolidated Net Income” means, for any period, the consolidated net income (loss) of the Company and the Restricted Subsidiaries (which, for the avoidance of doubt, shall be after deduction of minority interests in Restricted Subsidiaries held by third parties) for such period determined in accordance with GAAP; provided, however, that there shall not be included in calculating such Consolidated Net Income:

(1)	any net income (loss) of any Person other than the Company or a Restricted Subsidiary, except to the extent of the amount of cash actually distributed by such Person during such period to the Company or (subject to the limitation in clause (2) below) a Restricted Subsidiary as a dividend or other distribution;

(2)	for purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments,” any net income (but not loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, precluding the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company to the extent of such limitations or restrictions;

(3)	any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(4)	any extraordinary, non-recurring or unusual items of income, gain, loss or expense for such period;

(5)	the cumulative effect of a change in accounting principles; and

(6)	unrealized gains or losses in respect of Hedging Obligations permitted by clause (6) of the “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Capital Stock” covenant as recorded on the statement of operations in accordance with GAAP; provided, however, that in the case of clauses (3), (4) and (6), such amount or charge shall be net of any tax or tax benefit to the Company (less all fees and expenses relating to such transaction) or any Restricted Subsidiary resulting therefrom.

“Consolidated Tangible Assets” means, at any date, the total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) of the Company and the Restricted Subsidiaries, after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles of the Company and the Restricted Subsidiaries, all calculated in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who was (1) a member of such Board of Directors on the Issue Date or (2) nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

“Credit Facilities” means one or more of U.S. Credit Facilities and/or Foreign Credit Facilities.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disposition” means, with respect to any Person, any merger, consolidation, amalgamation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the date which is 91 days after the Stated Maturity of the principal of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require the issuer to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the maturity date of the Notes shall not constitute Disqualified Capital Stock if (1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable in any material respect to the holders of such Capital Stock than the terms applicable to the Notes and described under the captions “— Repurchase at the Option of the Holders — Change of Control” and “Repurchase at the Option of the Holders — Asset Sales” and (2) any such requirement becomes operative only after compliance with such terms applicable to the Notes, including the prior completion of any offer to purchase Notes pursuant to a Change of Control Offer or a Net Proceeds Offer.

“Domestic Subsidiary” means a Subsidiary incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia.

“Equity Offering” means an offering of Qualified Capital Stock of the Company with gross cash proceeds to the Company, either (i) privately placed or (ii) pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-4 (or any successor form covering substantially the same transactions), Form S-8 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Existing Indebtedness” means any Indebtedness of the Company and the Restricted Subsidiaries in existence on the Issue Date (after giving effect to the use of proceeds of the offering of the old notes as described under “Use of Proceeds” in the offering memorandum distributed in connection with the private offering of the old notes and the redemption of the 7.125% Senior Notes due 2017 and, to the extent repurchased, the repurchase of the 0.875% Senior Convertible Notes due 2013) until such amounts are repaid.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets in excess of $10.0 million shall be determined conclusively by the Board of Directors of the Company (or a duly authorized committee thereof) acting in good faith, and shall be evidenced by a Board Resolution delivered to the Trustee.

“Foreign Credit Facility” means one or more debt facilities providing for senior revolving credit loans, senior term loans and/or letters of credit to one or more Foreign Subsidiaries, as borrower or borrowers and guarantors thereunder, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness Incurred thereunder), as amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including by means of sales of debt securities to institutional investors), including increasing the amount of available borrowings thereunder or adding other Foreign Subsidiaries as additional borrowers or guarantors thereunder, with respect to all or any portion of the Indebtedness under such facilities or any successor or replacement facilities and whether with the same or any other agent, lender or group of lenders.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Four-Quarter Period” has the meaning set forth in the definition of “Consolidated Coverage Ratio” above.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP, except that in the event the Company is acquired in a transaction that is accounted for using purchase accounting, the effects of the application of purchase accounting shall be disregarded in the calculation of such ratios and other computations contained in the Indenture.

“guarantee” means, as applied to any obligation, (1) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (2) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. A guarantee shall include, without limitation, any agreement to maintain or preserve any other Person’s financial condition or to cause any other Person to achieve certain levels of operating results.

“Guarantee” means the senior guarantee by each Guarantor of the Company’s payment obligations under the Indenture and the Notes, pursuant to the terms of the Indenture.

“Guarantors” means each of:

(1)	the Company’s Restricted Subsidiaries that becomes a borrower or guarantor under any U.S. Credit Facility or any other Indebtedness of the Company or a Guarantor evidenced by bonds, debentures, notes or other similar instruments (other than a guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary); and

(2)	any other Subsidiary that executes a Guarantee in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until such Person is released from its Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under (1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and similar agreements or arrangements and (2) foreign currency or commodity hedge, swap, exchange and similar agreements (agreements referred to in this definition being referred to herein as “Hedging Agreements”).

“Holder” means the registered holder of any Note.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing). Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated or amalgamated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates or amalgamates with the Company or any Restricted Subsidiary. The accrual of interest and the accretion or amortization of original issue discount will not be deemed to be an Incurrence of Indebtedness; provided, however, in each such case, that the amount thereof is included in Consolidated Interest Expense as accrued. For the avoidance of doubt, the reclassification of the Redeemable Convertible Preferred Stock pursuant to Accounting Standards Codification Topic 480, Distinguishing Liabilities from Equity, or otherwise in accordance with GAAP shall not be an Incurrence of Indebtedness under the Indenture.

“Indebtedness” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

(1)	every obligation of such Person for money borrowed;

(2)	every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of assets or businesses by such Person;

(3)	every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(4)	every obligation of such Person issued or assumed as the deferred purchase price of assets or services (but excluding (A) earnout or other similar obligations until such time as the amount of such obligation is capable of being determined and its payment is probable, (B) trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices (including, so long as not treated as Indebtedness in accordance with GAAP, trade payables subject to the payables extension facility described in the offering memorandum distributed in connection with the private offering of the old notes under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”), or (C) other accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith);

(5)	every Capital Lease Obligation of such Person, including, without limitation, from Sale/Leaseback Transactions;

(6)	every net obligation payable under Hedging Agreements of such Person;

(7)	every obligation of the type referred to in clauses (1) through (6) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise, the amount of such obligation being the maximum amount covered by such guarantee or for which such Person is otherwise liable; and

(8)	every obligation of the type referred to in clauses (1) through (7) above of another Person the payment of which is secured by the assets of that Person, the amount of such obligation being deemed to be the lesser of (i) the Fair Market Value of such asset or (ii) the amount of the obligation so secured.

Indebtedness:

(A)	shall not take into account any cash and Cash Equivalents held by such Person;

(B)	shall not include obligations of any Person (1) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such obligations are extinguished within 10 Business Days of their Incurrence, (2) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (3) under standby letters of credit to the extent collateralized by cash or Cash Equivalents;

(C)	shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Capital Stock of the Company or any Restricted Subsidiary or any Preferred Capital Stock of any Restricted Subsidiary;

(D)	shall not include any liability for federal, provincial, state, local or other taxes; and

(E)	shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations, incurred in the ordinary course of business.

“Independent Financial Advisor” means a nationally recognized accounting, appraisal or investment banking firm or consultant in the United States that is, in the judgment of the Company’s Board of Directors, qualified to perform the task for which it has been engaged (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“interest” means, with respect to the Notes, the sum of any cash interest and any Special Interest and Additional Interest, if any, on the Notes.

“Investment” means, with respect to any Person, any direct or indirect loan, advance, guarantee or other extension of credit (in each case other than in connection with an acquisition of property or assets that does not otherwise constitute an Investment) or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any property or asset other than cash, such property shall be valued at its Fair Market Value at the time of such transfer. For purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” above, an Investment shall be deemed to be made upon any Designation in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of the Company’s interest in the applicable Subsidiary calculated in accordance with GAAP and (2) the Fair Market Value of the Company’s interest in the applicable Subsidiary as determined in good faith by the Board of Directors of the Company (or a duly authorized committee thereof) and evidenced by a Board Resolution, whose determination shall be conclusive.

“Issue Date” means the original issue date of the old notes.

“Lien” means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, and any agreement to give any security interest but excluding any lease which does not secure Indebtedness).

“Maturity Date” means October 1, 2022.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Cash Proceeds” means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of:

(1)	the direct costs relating to such Asset Sale (including, without limitation, reasonable legal, accounting and investment banking fees, brokerage fees and sales commissions) and any relocation expenses incurred as a result thereof;

(2)	taxes paid or payable directly as a result thereof;

(3)	amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale; and

(4)	amounts deemed, in good faith, appropriate by the Board of Directors of the Company (or a duly authorized committee thereof) to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale; provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been released or are not otherwise required to be retained as a reserve.

“Notes” means, collectively, the old notes, the Additional Notes, if any, and the new notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer “ means the Chairman, any Vice Chairman, the Chief Executive Officer, the President, any Executive Vice President or Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company. “Officer” of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by one Officer and any Assistant Treasurer or Assistant Secretary of the Company and which complies with the provisions of the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee; such counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Investments” means:

(1)	Investments in cash in (a) euros or dollars and Cash Equivalents or, to the extent determined by the Company or a Foreign Subsidiary in good faith to be necessary for local working capital requirements and operational requirements of the Foreign Subsidiaries, other cash and cash equivalents denominated in the currency of any jurisdiction which are, as determined in good faith by the Company or such Foreign Subsidiary, necessary or desirable for reasonable business purposes and, in the case of cash equivalents, are otherwise substantially similar to the items specified in the definition of “Cash Equivalents,” and (b) cash and Cash Equivalents denominated in the currency of the jurisdiction of organization or place of business of a Foreign Subsidiary that are otherwise substantially similar to items specified in the definition of “Cash Equivalents,” except that if such jurisdiction prohibits the repatriation of working capital to the United States, any specific rating required in the definition of “Cash Equivalents” shall be deemed to be satisfied if such Investments have, at the time of the acquisition, the highest rating from any rating agency of any Investments available to be issued in such currency;

(2)	Investments in the Company or any Restricted Subsidiary or any Person that, as a result of or in connection with such Investment, (a) becomes a Restricted Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary;

(3)	Investments in the Notes;

(4)	Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business consistent with past practices;

(5)	Hedging Obligations permitted by clause (6) of the definition of “Permitted Indebtedness;”

(6)	any Investment to the extent that the consideration therefor consists of Qualified Capital Stock of the Company;

(7)	accounts receivable acquired in the ordinary course of business or Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(8)	loans and advances to employees who are not directors or executive officers made in the ordinary course of business not to exceed $10.0 million in the aggregate at any one time outstanding;

(9)	any non-cash consideration received as a result of Asset Sales in compliance with “— Repurchase at the Option of the Holders — Asset Sales” above;

(10)	Investments in existence on the Issue Date;

(11)	Investments in joint ventures engaged in a Related Business in an aggregate amount outstanding not to exceed 5.0% of Consolidated Tangible Assets at the time such Investment is made; and

(12)	in addition to the Investments described in clauses (1) through (11) above, other Investments not to exceed $100.0 million at any time outstanding.

The amount of Investments outstanding at any time pursuant to clause (11) above shall be deemed to be reduced:

(a)	upon the disposition or repayment of or return on any Investment made pursuant to clause (11) above, by an amount equal to the return of capital with respect to such Investment to the Company or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b)	upon a Revocation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Company’s proportionate interest in such Subsidiary immediately following such Revocation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (11) above.

“Permitted Liens” means:

(1)	Liens on property of a Person existing at the time such Person is merged or consolidated with or into the Company or any Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not attach to any property or assets of the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation and the proceeds thereof;

(2)	Liens securing Indebtedness and other Obligations under Credit Facilities Incurred under the provisions described in clause (3) of the definition of Permitted Indebtedness, related Hedging Obligations and related banking services or cash management obligations, and Liens on assets of Restricted Subsidiaries securing guarantees of such Indebtedness and such other obligations of the Company;

(3)	Liens existing on the Issue Date securing Indebtedness outstanding on the Issue Date (other than Liens permitted under clause (2));

(4)	Liens securing all of the Obligations under the Indenture;

(5)	Liens in favor of the Company or any Restricted Subsidiary;

(6)	Liens securing Hedging Obligations incurred pursuant to clause (6) of the definition of “Permitted Indebtedness”;

(7)	Liens securing Capital Lease Obligations and Purchase Money Indebtedness; provided such Indebtedness shall not be secured by any asset other than the specified asset being financed and additions and improvements thereto;

(8)	Liens on assets of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries;

(9)	Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, “refinancing”) (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in clauses (1), (2), (3), (4), (7) or (21) of this definition so long as such Lien does not extend to any other property (other than improvements thereto);

(10)	Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or any Restricted Subsidiary shall have set aside on its books such reserves as may be required pursuant to GAAP;

(11)	statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law Incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(12)	Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(13)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14)	judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(15)	easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Company and the Restricted Subsidiaries taken as a whole;

(16)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(17)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any Restricted Subsidiary, including rights of offset and setoff;

(18)	bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Company or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(19)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company or any Restricted Subsidiary;

(20)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(21)	Liens securing Acquired Indebtedness permitted to be Incurred under the Indenture; provided that the Liens do not extend to assets not subject to such Liens at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary;

(22)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(23)	Liens on and pledges of the Capital Stock of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(24)	additional Liens securing obligations and Attributable Indebtedness Incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Sale/Leaseback Transactions” in an aggregate amount outstanding not to exceed 4.0% of Consolidated Tangible Assets at the time of such Incurrence; and

(25)	additional Liens securing Indebtedness (other than Subordinated Indebtedness) in an aggregate principal amount outstanding at any one time not to exceed $50.0 million.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Capital Stock,” in any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class in such Person.

“Purchase Money Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property; provided, however, that (i) the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing, and (ii) such Indebtedness shall be Incurred within 180 days after such acquisition of such asset by the Company or such Restricted Subsidiary or completion of such construction or improvement.

“Qualified Capital Stock” in any Person means any Capital Stock in such Person other than any Disqualified Capital Stock.

“Redemption Date” has the meaning set forth in the third paragraph of “— Optional Redemption” above.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date by and among the Company, the Guarantors and J.P. Morgan Securities LLC, as representative of the initial purchasers.

“Related Business” means those businesses in which the Company or any of the Restricted Subsidiaries is engaged on the Issue Date, or that are reasonably related, ancillary, incidental or complementary thereto, as determined by the Company’s Board of Directors.

“Restricted Subsidiary” means any Subsidiary of the Company other than any Subsidiary of the Company that has been designated by the Board of Directors of the Company, by a Board Resolution delivered to the

Trustee, as an Unrestricted Subsidiary pursuant to “— Certain Covenants — Designation of Unrestricted Subsidiaries” above. Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary may be revoked by a Board Resolution delivered to the Trustee, subject to the provisions of “— Certain Covenants — Designation of Unrestricted Subsidiaries” above.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, and its permitted successors and assigns.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (8) under “— Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

“Special Interest” means additional interest payable as provided in the Registration Rights Agreement.

“Stated Maturity,” when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

“Subordinated Indebtedness” means any Indebtedness of the Company or a Guarantor that is expressly subordinated in right of payment to the Notes or the Guarantee of such Guarantor.

“Subsidiary” with respect to any Person means (1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of all outstanding Voting Stock entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof). Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Company.

“Surviving Person” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

“Total Assets” means, with respect to any Person, as of any date, the consolidated total assets of such Person, as determined in accordance with GAAP.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.1 5 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to October 1, 2017; provided, however, that if the period from the Redemption Date to October 1, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“United States Government Obligations” means direct non-callable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

“Unrestricted Subsidiary” means any Subsidiary of the Company designated as such pursuant to and in compliance with “— Certain Covenants — Designation of Unrestricted Subsidiaries” above, in each case until such time as any such designation may be revoked by a Board Resolution delivered to the Trustee, subject to the provisions of such covenant.

“U.S. Credit Agreement” means the Credit Agreement, dated as of July 21, 2011, by and among General Cable Industries, Inc., as United States borrower, General Cable Company, as Canadian borrower, General Cable Corporation, other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), as amended by Amendment No. 1, dated as of August 1, 2012, as further amended, amended and restated, supplemented or otherwise modified from time to time.

“U.S. Credit Facility” means one or more debt facilities providing for senior revolving credit loans, senior term loans and/or letters of credit to the Company and/or one or more Domestic Subsidiaries, as borrower or borrowers and guarantors thereunder (including, without limitation, the U.S. Credit Agreement), as amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including by means of sales of debt securities to institutional investors), including increasing the amount of available borrowings thereunder or adding other Domestic Subsidiaries as additional borrowers and/or guarantors thereunder, with respect to all or any portion of the Indebtedness under such facilities or any successor or replacement facilities and whether with the same or any other agent, lender or group of lenders; provided that no such debt facility that otherwise complies with the definition shall cease to be a U.S. Credit Facility solely as a result of a Foreign Subsidiary becoming a borrower or guarantor thereunder.

“Voting Stock” means Capital Stock in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other comparable governing body of such corporation or Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness (including Disqualified Capital Stock) at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal or dividends including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding aggregate principal amount of such Indebtedness (including Disqualified Capital Stock).

“Wholly Owned Restricted Subsidiary” means any Restricted Subsidiary all of the voting power of outstanding Voting Stock (other than directors’ qualifying shares) of which is owned, directly or indirectly, by the Company.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The Global Notes

The new notes will be issued in the form of one or more registered notes in global form, without interest coupons, referred to as the “global notes.”

Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, referred to as “DTC participants” or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges Among the Global Notes

Beneficial interests in one global note may generally be exchanged for interests in another global note. Depending on to which global note the transfer is being made, the trustee may require the seller to provide certain written certifications in the form provided in the indenture governing the notes.

A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to any transfer restrictions and other procedures applicable to beneficial interests in the other global note.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by DTC and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture governing the notes. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture governing the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture governing the notes.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture governing the notes (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes and any participant requests a certificated note in accordance with DTC procedures; or

•	certain other events provided in the indenture governing the notes should occur.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences to a holder of old notes relating to the exchange of old notes for new notes. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as holders of old notes subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations (including private foundations), and partnerships and their partners), or holders who hold the old notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any state, local, or non-U.S. tax considerations.

EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE NEW NOTES.

An exchange of old notes for new notes pursuant to the exchange offer will be ignored for U.S. federal income tax purposes. Consequently, a holder of old notes will not recognize gain or loss for U.S. federal income tax purposes as a result of exchanging old notes for new notes pursuant to the Exchange Offer. The holding period of the new notes will be the same as the holding period of the old notes and the tax basis in the new notes will be the same as the adjusted tax basis in the old notes as determined immediately before the exchange.

The preceding discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the exchange offer. Holders are urged to consult their own tax advisors as to the specific consequences, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other tax laws and the effects of any proposed changes in the tax laws.

CERTAIN ERISA CONSIDERATIONS

The notes may be acquired and held by a benefit plan investor, as defined in Section 3(42) of the U.S. Employee Retirement Income Security Act of 1974, as amended, referred to as “ERISA,” subject to Title I of the ERISA, or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of a benefit plan investor subject to ERISA must determine that the purchase and holding of the notes is consistent with its fiduciary duties under ERISA. The fiduciary of a benefit plan investor, as well as any other prospective investor subject to Section 4975 of the Code or any other federal, state, local, non-U.S. or other laws or requirements that are similar to such provisions of ERISA or the Code, collectively referred to as “Similar Laws,” must also determine that its purchase and holding of the notes does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any applicable Similar Law. Each holder of notes that is subject to Section 406 of ERISA, Section 4975 of the Code or any Similar Law, referred to as “Plan Investor” will be deemed to have represented by its acquisition and holding of the notes that its acquisition and holding of the notes does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable Similar Law. The issuance of any notes to any Plan Investor is in no respect a representation by us, our subsidiary guarantors, or any of our or their affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making or other trading activities, referred to as “participating broker-dealers.” We have agreed that until up to 180 days after the expiration date of the exchange offer we will make this prospectus, as it may be amended or supplemented, available to any participating broker-dealer for use in connection with any such resale. Any participating broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents or by writing or telephoning the exchange agent at the address or telephone number set forth in the letter of transmittal.

Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by participating broker-dealers under specific circumstances. For example, we may suspend the use of this prospectus if:

•	the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement to which this prospectus relates or initiates any proceedings for that purpose, or

•	any event occurs as a result of which the registration statement to which this prospectus relates or this prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or herein or necessary to make the statements therein or herein, in light of the circumstances under which they were made, not misleading.

If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sale of new notes by broker-dealers or other persons. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the new notes. Any participating broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and to indemnify the initial purchasers of the old notes, the holders of the old notes (including participating broker-dealers), their respective affiliates, directors and officers, and each person, if any, who controls any of the foregoing within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the related subsidiary guarantees will be passed upon for us by Blank Rome LLP, Philadelphia, Pennsylvania. Blank Rome LLP will deliver an opinion stating that the new notes and the guarantees will be binding obligations of General Cable and the guarantors, respectively. In rendering its opinion, Blank Rome LLP will rely on the opinion of Perkins Coie LLP as to matters of Arizona law.

EXPERTS

The financial statements as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this Prospectus and the related financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the new notes to be issued in connection with the exchange offer. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.generalcable.com. Our website is not a part of this prospectus.

You also may read and copy any document we file with the SEC at its public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. Because our common stock is listed on the New York Stock Exchange, you may also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions, except per share data)

(unaudited)

	Three Fiscal Months Ended
	March 28, 2014	March 29, 2013
Net sales	$1,430.1	$1,543.7
Cost of sales	1,298.0	1,386.8

Gross profit	132.1	156.9
Selling, general and administrative expenses	120.7	124.1
Goodwill impairment charge	155.1	—
Indefinite-lived intangible asset impairment charge	93.4	—

Operating income (loss)	(237.1)	32.8
Other income (expense)	(97.7)	(52.7)
Interest income (expense):
Interest expense	(27.4)	(29.5)
Interest income	1.2	1.5

	(26.2)	(28.0)

Income (loss) before income taxes	(361.0)	(47.9)
Income tax (provision) benefit	21.4	3.8
Equity in net earnings of affiliated companies	0.2	0.2

Net income (loss) including non-controlling interest	(339.4)	(43.9)
Less: preferred stock dividends	—	0.1
Less: net income (loss) attributable to non-controlling interest	(24.0)	1.8

Net income (loss) attributable to Company common shareholders	$(315.4)	$(45.8)

Earnings (loss) per share
Earnings (loss) per common share-basic	$(6.42)	$(0.92)

Weighted average common shares-basic	49.1	49.7

Earnings (loss) per common share-assuming dilution	$(6.42)	$(0.92)

Weighted average common shares-assuming dilution	49.1	49.7

Dividends per common share	$0.18	$—

Comprehensive income (loss):
Net income (loss)	$(339.4)	$(43.9)
Currency translation gain (loss)	(10.8)	(3.6)
Defined benefit plan adjustments, net of tax of $0.5 million in the three months ended March 28, 2014 and $0.0 million in three months ended March 29, 2013	0.9	2.7
Change in fair value of derivatives, net of tax of $0.4 million in the three months ended March 29, 2013	—	(0.5)

Comprehensive income (loss), net of tax	(349.3)	(45.3)

Comprehensive income (loss) attributable to non-controlling interest, net of tax	(25.0)	2.5

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(324.3)	$(47.8)

See accompanying Notes to Condensed Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in millions, except share data)

(unaudited)

	March 28, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$315.8	$418.8
Receivables, net of allowances of $38.6 million at March 28, 2014 and $39.2 million at December 31, 2013	1,200.3	1,171.7
Inventories	1,328.3	1,239.6
Deferred income taxes	49.9	50.2
Prepaid expenses and other	118.2	126.2

Total current assets	3,012.5	3,006.5
Property, plant and equipment, net	1,076.1	1,092.0
Deferred income taxes	15.8	15.8
Goodwill	27.2	184.6
Intangible assets, net	84.5	182.9
Unconsolidated affiliated companies	18.8	19.0
Other non-current assets	73.6	78.1

Total assets	$4,308.5	$4,578.9

Liabilities and Total Equity
Current liabilities:
Accounts payable	$975.1	$870.6
Accrued liabilities	402.6	434.9
Current portion of long-term debt	285.6	250.3

Total current liabilities	1,663.3	1,555.8
Long-term debt	1,182.4	1,136.6
Deferred income taxes	215.6	233.8
Other liabilities	237.2	255.9

Total liabilities	3,298.5	3,182.1

Commitments and contingencies
Redeemable non-controlling interest	16.7	17.0
Total equity:
Common stock, $0.01 par value, issued and outstanding shares:
March 28, 2014 — 48,647,539 (net of 10,162,971 treasury shares)
December 31, 2013 — 49,598,653 (net of 9,211,857 treasury shares)	0.6	0.6
Additional paid-in capital	701.8	699.6
Treasury stock	(185.7)	(155.3)
Retained earnings	523.0	847.4
Accumulated other comprehensive income (loss)	(121.0)	(112.1)

Total Company shareholders’ equity	918.7	1,280.2
Non-controlling interest	74.6	99.6

Total equity	993.3	1,379.8

Total liabilities and equity	$4,308.5	$4,578.9

See accompanying Notes to Condensed Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions)

(unaudited)

	Three Fiscal Months Ended
	March 28, 2014	March 29, 2013
Cash flows of operating activities:
Net income (loss) including non-controlling interest	$(339.4)	$(43.9)
Adjustments to reconcile net income (loss) to net cash flows of operating activities:
Depreciation and amortization	32.2	33.1
Amortization of restricted stock awards	0.1	0.3
Foreign currency exchange (gain) loss	86.5	41.8
Deferred income taxes	(15.9)	(3.6)
Excess tax (benefits) deficiencies from stock-based compensation	—	(0.1)
Inventory impairment charge	8.0	—
Goodwill impairment charge	155.1	—
Indefinite-lived intangible asset impairment charge	93.4	—
Convertible debt instruments noncash interest charges	0.4	5.7
(Gain) loss on disposal of property	2.9	0.3
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
(Increase) decrease in receivables	(57.1)	(55.4)
(Increase) decrease in inventories	(101.8)	(101.9)
(Increase) decrease in other assets	3.0	(2.8)
Increase (decrease) in accounts payable, accrued and other liabilities	97.1	(53.5)

Net cash flows of operating activities	(35.5)	(180.0)

Cash flows of investing activities:
Capital expenditures	(27.0)	(26.7)
Proceeds from properties sold	0.2	0.1
Other	0.1	0.2

Net cash flows of investing activities	(26.7)	(26.4)

Cash flows of financing activities:
Dividends paid to shareholders	(9.0)	(0.1)
Excess tax benefits (deficiencies) from stock-based compensation	—	0.1
Proceeds from other debt	601.0	299.0
Repayments of other debt	(511.9)	(204.5)
Dividends paid to non-controlling interest	—	(0.3)
Repurchase of common shares	(30.7)	—
Proceeds from exercise of stock options	0.1	0.5

Net cash flows of financing activities	49.5	94.7

Effect of exchange rate changes on cash and cash equivalents	(90.3)	(26.2)

Increase (decrease) in cash and cash equivalents	(103.0)	(137.9)
Cash and cash equivalents — beginning of period	418.8	622.3

Cash and cash equivalents — end of period	$315.8	$484.4

Supplemental Information
Cash paid during the period for:
Income tax payments, net of refunds	$6.3	$13.7

Interest paid	$10.7	$8.9

Non-cash investing and financing activities:
Capital expenditures included in accounts payable	$13.6	$12.8

See accompanying Notes to Condensed Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of General Cable Corporation and Subsidiaries (“General Cable” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for the three fiscal months ended March 28, 2014 are not necessarily indicative of results that may be expected for the full year. The December 31, 2013 condensed consolidated balance sheet amounts are derived from the audited financial statements. These financial statements should be read in conjunction with the audited financial statements and notes thereto in General Cable’s 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2014. The Company’s fiscal quarters consist of 13-week periods ending on the Friday nearest to the end of the calendar months of March, June and September.

The condensed consolidated financial statements include the accounts of General Cable Corporation and its wholly-owned subsidiaries. Investments in 50% or less owned joint ventures in which the Company has the ability to exercise significant influence are accounted for under the equity method of accounting. All intercompany transactions and balances among the consolidated companies have been eliminated.

2. Accounting Standards

The Company’s significant accounting policies are described in Note 2 to the audited annual consolidated financial statements in the 2013 Annual Report on Form 10-K. In the three months ended March 28, 2014, there have been no significant changes to these policies. In the three months ended March 28, 2014, there have been no accounting pronouncements issued that are expected to have a significant effect on the condensed consolidated financial statements. There have been no accounting pronouncements adopted by the Company in 2014.

3. Other Income (Expense)

Other income (expense) includes foreign currency transaction gains or losses, which result from changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated as well as gains and losses on derivative instruments that are not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges. During the three months ended March 28, 2014 and March 29, 2013, the Company recorded other expense of $97.7 million and $52.7 million, respectively. For the three months ended March 28, 2014, other expense was primarily attributable to $83.1 million related to a Venezuela currency devaluation and $14.6 million related to losses on derivative instruments that were not designated as cash flow hedges. For the three months ended March 29, 2013, other expense was primarily attributable to $40.9 million related to a Venezuela currency devaluation, $10.1 million related to losses on derivative instruments that were not designated as cash flow hedges and other expense of $1.7 million related to foreign currency transactions.

Refer to Note 21—Venezuelan Operations for more information related to recent developments regarding the Company’s Venezuelan operations.

4. Inventories

Approximately 85% of the Company’s inventories are valued using the average cost method and all remaining inventories are valued using the first-in, first-out (FIFO) method. All inventories are stated at the lower of cost or market value. During the three months ended March 28, 2014, the Venezuelan entity recorded an $8.0 million lower of cost or market charge that was recognized within the cost of sales caption on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). This charge is due to translation of local sales results at the SICAD 1 rate, 10.8 BsF per U.S. Dollar, and that are also capped under the new price controls law while the Company’s cost on the copper component of its inventory is based on copper purchases at the official rate of 6.30 BsF per U.S. dollar rate. Therefore, management adjusted Venezuela’s inventory value to expected sales price (market value), which is lower than the recorded cost basis as of March 28, 2014. Refer to Note 21—Venezuelan Operations for further details regarding the recent developments at the Venezuelan entity.

(in millions)	March 28, 2014	December 31, 2013
Raw materials	$312.1	$319.1
Work in process	198.5	190.1
Finished goods	817.7	730.4

Total	$1,328.3	$1,239.6

5. Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Costs assigned to property, plant and equipment related to acquisitions are based on estimated fair values on the acquisition date. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets: buildings, from 15 to 50 years, and machinery, equipment and office furnishings, from 2 to 20 years. Leasehold improvements are depreciated over the shorter of the lease term or the useful life of the asset, unless acquired in a business combination, in which case the leasehold improvements are amortized over the shorter of the useful life of the asset or a term that includes the reasonably assured life of the lease.

Property, plant and equipment consisted of the following (in millions):

	March 28, 2014	December 31, 2013
Land	$120.9	$120.8
Buildings and leasehold improvements	375.3	372.6
Machinery, equipment and office furnishings	1,290.6	1,290.6
Construction in progress	53.1	46.3

Total gross book value	1,839.9	1,830.3
Less accumulated depreciation	(763.8)	(738.3)

Total net book value	$1,076.1	$1,092.0

Depreciation expense for the three fiscal months ended March 28, 2014 and March 29, 2013 was $29.0 million and $29.6 million, respectively.

The Company periodically evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates events or changes in circumstances based mostly on actual historical operating results, but business plans, forecasts, general and industry trends, and anticipated cash flows are also considered. Impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. The Company also continually evaluates the estimated useful lives of all long-lived assets and, when warranted, revises such estimates based on current events. No impairment charges occurred during the three fiscal months ended March 28, 2014 and March 29, 2013 related to long-lived tangible assets.

6. Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but are reviewed at least annually for impairment. If the carrying amount of goodwill or an intangible asset with an indefinite life exceeds its fair value, an impairment loss would be recognized in the amount equal to the excess. In the first quarter of 2014, the Company determined that for goodwill and certain intangible assets related to the 2007 acquisition of Phelps Dodge International Corporation, the carrying value exceeded the fair value and an impairment charge was recorded which is described below. Intangible assets that are not deemed to have indefinite lives are amortized over their useful lives.

The amounts of goodwill and indefinite-lived intangible assets were as follows in millions of dollars:

	Goodwill				Indefinite-Lived Assets—Trade Names
	North America	Europe and Mediterranean	ROW	Total	North America	Europe and Mediterranean	ROW	Total
Balance, December 31, 2013	$17.6	$2.0	$165.0	$184.6	$2.4	$0.5	$127.9	$130.8
Currency translation and other adjustments	(0.3)	—	(2.6)	(2.9)	—	—	(2.6)	(2.6)
Goodwill and indefinite-lived asset impairment (1)	—	—	(154.5)	(154.5)	—	—	(93.1)	(93.1)

Balance, March 28, 2014	$17.3	$2.0	$7.9	$27.2	$2.4	$0.5	$32.2	$35.1

(1)	The difference in the goodwill and indefinite-lived asset impairment in the above table and the amounts reported in the Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) is due to the difference in the average foreign currency exchange rates for the three months ended March 28, 2014 as compared to the spot rates at March 28, 2014 at the various entities within the reporting unit.

At March 28, 2014 the total accumulated goodwill impairment loss was $154.5 million all within the ROW segment. At March 28, 2014 the total accumulated indefinite-lived asset tradename impairment loss was $93.1 million all within the ROW segment.

The amounts of other intangible assets were as follows in millions of dollars:

	March 28, 2014	December 31, 2013
Amortized intangible assets:
Amortized intangible assets	$139.5	$139.5
Accumulated amortization	(88.8)	(85.8)
Foreign currency translation adjustment	(1.3)	(1.6)

Amortized intangible assets, net	$49.4	$52.1

Amortized intangible assets are stated at cost less accumulated amortization as of March 28, 2014 and December 31, 2013. Other intangible assets have been determined to have a useful life in the range of 7 to 12 years. The approximate weighted average useful life of the amortized intangible assets is 10 years. For customer relationships, the Company has accelerated the amortization expense to align with the historical customer attrition rates. The amortization of intangible assets for the three months ended March 28, 2014 and March 29, 2013 was $3.0 million and $3.4 million, respectively.

Goodwill and intangible assets with indefinite useful lives are not amortized, but are reviewed at least annually for impairment. The Company completes its annual impairment test during the fourth quarter of each year. In addition, the Company evaluates the carrying amount between such annual valuations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Events or circumstances may include, but are not limited to, a significant change in legal factors or in the business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, possible sale or disposal of a reporting unit or a significant portion of a reporting unit, significant changes in financial projections or significant changes in the market capitalization. At October 31, 2013 and December 31, 2013 the estimated fair value of the goodwill at our PDIC reporting unit and the indefinite-lived intangible assets exceeded their corresponding carrying amount including recorded goodwill; however, in the three months ended March 28, 2014 the following events occurred which reduced the fair value of the reporting unit and the indefinite-lived intangible tradename associated with the PDIC acquisition (“tradename”):

•	Except certain cost of sales related to copper inventory, all of the bolivar (“BsF”) denominated revenues and expenses for future periods will reflect remeasurement using the SICAD 1 rate (10.8 BsF per U.S. dollar at March 28, 2014) versus the prior official rate of 6.3 BsF per U.S. dollar. Due to the changes in the currency exchange system and the rate used to remeasure the consolidated financial statements of the Venezuelan entity as of March 28, 2014, the Company’s estimated future operating results will be lower than historical and previously projected future profit levels. Refer to Note 21—Venezuelan Operations for additional information.

•	In the three months ended March 28, 2014, the Venezuelan President used decree power to pass the Law of Costs, Earnings, and Fair Profits, which became effective in January 2014, authorizing, among other things, the Venezuelan government to set maximum pricing limits in the private sector. Therefore, the majority of the Company’s product portfolio in Venezuela is subject to price controls, which may restrict the Company’s ability to increase prices more than 30% higher than product costs. Until this law is removed or revised to allow for a higher level of pricing, the Venezuelan operating profit margin is expected to be lower than historical and previously projected future profit levels. In addition, ongoing labor negotiations and expected continuing social unrest in Venezuela are expected to result in lower than historical and previously projected future profit levels. Refer to Note 21—Venezuelan Operations for additional detail.

•	During the first quarter of 2014, the Company experienced a significant decline in its stock price, resulting in the Company’s market capitalization falling below its book value.

Based on the decrease of our cash flow projections for the PDIC reporting unit, the Company completed an impairment test for the tradename. The fair value of the tradename is based on the discounted cash flows the tradename can be expected to generate in the future. Based on the results of the valuation, the carrying amount of the tradename exceeded the fair value. The impairment valuation resulted in a $93.4 million impairment charge related to the tradename in the ROW operating segment. The impairment charge has been recorded in the goodwill and indefinite-lived intangible asset impairment charge caption on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). The remaining value of the indefinite-lived intangible tradename associated with the PDIC reporting unit recorded in the Consolidated Balance Sheet at March 28, 2014 was $32.2 million. At March 28, 2014 the fair value of the tradename is equal to its carrying amount and any adverse change to the key assumptions used to measure discounted cash flows could result in a decrease in fair value that may result in additional indefinite long-lived asset impairment charges.

Based upon the combination of the above factors the Company concluded that goodwill impairment indicators existed as of March 28, 2014. As a result, the Company performed an interim goodwill impairment analysis as of March 28, 2014. The Company has engaged an outside valuation advisor to assist in valuing the Company’s reporting unit and preparing the goodwill impairment analysis. To determine the fair value of the reporting unit, the Company employs an income and market-based approach with each being weighted equally. Under the income approach, the Company uses a discounted cash flow method to calculate the fair value based on the present value of estimated future cash flows. Assumptions used in the discounted cash flow method, such as forecasted operating results, expected growth rates, working capital needs, tax rates, and cost of capital, are based on the current market conditions and are consistent with internal management projections. The cost of capital rate selected is based on consideration of the risks inherent in the investment and market rates of return available from alternative investments of similar type and quality as of the valuation date. The guideline public company method is used for the market approach. The approach provides an estimate of value using multiples of earnings derived from the market values of publicly traded companies in the cable and wire industry. In addition to the selection of guideline companies, the market approach includes an analysis of the Company’s financial and operating performance risk, profitability, and growth as compared to the reporting unit.

The Company performed the first step (“Step 1”) of the goodwill impairment assessment. In Step 1 of the goodwill impairment test, the Company compared the fair value of the reporting unit, the entities purchased in the October 31, 2007 PDIC acquisition, to its carrying amount, including goodwill of $154.5 million. Based on the results of the valuation, the carrying amount of the reporting unit exceeded the fair value. As a result, the Company is required to perform Step 2 of the goodwill impairment test (“Step 2”) to determine the amount, if any, of goodwill impairment charges to be recorded by the Company. The Step 2 analysis requires the Company to perform a theoretical purchase price allocation for the reporting unit to determine the implied fair value of goodwill and to compare the implied fair value of goodwill to the recorded amount of goodwill. The estimate of fair value requires significant judgment. Based on the results of Step 1 of the impairment analysis and the preliminary results of Step 2, the Company believes that an impairment loss is probable and based on a preliminary estimate, after consultation with a third party valuation specialist, the Company recognized an impairment charge equal to the total recorded PDIC goodwill of $155.1 million in the ROW operating segment. The impairment charge has been recorded in the goodwill and indefinite-lived intangible asset impairment charge caption on the Condensed Consolidated Statements of Operations and Comprehensive Income (loss). This measurement of impairment loss is an estimate as of March 28, 2014. Upon completion of the Step 2 requirements, the initial charge may be updated to reflect a modification of the initial impairment estimate in the second quarter of 2014. Any adjustment to the impairment charge, which the Company does not expect to be material, would be recorded in the Condensed Consolidated Financial Statements in the second quarter of 2014.

7. Accrued Liabilities

Included within accrued liabilities were accruals related to restructuring and warranty expenses as of March 28, 2014 and December 31, 2013.

Restructuring Accrual

The Company has incurred expenses as a result of cost reduction efforts in recent years. The expenses primarily relate to employee termination benefits that are payable under local statutory requirements. In the three months ended March 28, 2014 and March 29, 2013 the Company incurred $2.6 million and $3.1 million in charges related to Europe severance charges as well as severance expenses resulting from the closure of a North American manufacturing facility. Payments made in three months ended March 28, 2014 were $0.6 million resulting in an accrual balance related to these actions of $4.5 million at March 28, 2014. The accrual balance related to these actions was $2.5 million at December 31, 2013. Other expenses related to routine employee reductions for cost savings initiatives throughout the globe, with the exception of the aforementioned severance plan, were immaterial.

Warranty Accrual

The warranty accrual balance at March 28, 2014 and December 31, 2013 was $14.5 million and $14.1 million, respectively. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claims experience. Adjustments are made to the accruals as claims data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues.

Changes in the carrying amount of the service and product warranty accrual are below (in millions):

Balance, December 31, 2013	$14.1
Net provisions for warranties issued	3.1
Net benefits for warranties existing at the beginning of the year	(2.2)
Payments related to the warranty accrual	(0.6)
Foreign currency translation	0.1

Balance, March 28, 2014	$14.5

8. Long-Term Debt

(in millions)	March 28, 2014	December 31, 2013
North America
5.75% Senior Notes due 2022	$600.0	$600.0
Subordinated Convertible Notes due 2029	429.5	429.5
Debt discount on Subordinated Convertible Notes due 2029	(261.1)	(261.5)
Senior Floating Rate Notes	125.0	125.0
Revolving Credit Facility	264.3	225.0
Other	9.0	9.0
Europe and Mediterranean
Other Credit Facilities	8.9	17.0
Other	10.3	10.3
Rest of World (“ROW”)
Credit facilities	282.1	232.6

Total debt	1,468.0	1,386.9
Less current maturities	285.6	250.3

Long-term debt	$1,182.4	$1,136.6

At March 28, 2014, maturities of long-term debt during the twelve month periods beginning March 28, 2014 through March 29, 2019 and thereafter are $285.6 million, $128.4 million, $8.1 million, $0.9 million and $265.2 million, respectively, and $779.8 million thereafter.

The fair value of the Company’s long-term debt, as noted below, was estimated using quoted market prices where available. For long-term debt not actively traded, fair values were based on valuations from third-party banks and market quotations for similar types of borrowing arrangements.

5.75% Senior Notes due 2022

The Company’s 5.75% Senior Notes are summarized in the table below:

	5.75% Senior Notes
(in millions)	March 28, 2014	December 31, 2013
Face Value	$600.0	$600.0
Fair Value (Level 2)	612.0	588.0
Interest Rate	5.75%	5.75%
Interest Payment	Semi-Annual: Apr 1 & Oct 1
Maturity Date	October 2022
Guarantee	Jointly and severally guaranteed by the Company’s wholly owned U.S. subsidiaries

		5.75% Senior Notes
	Beginning Date	Percentage
Call Option (1)	October 1, 2017	102.875%
	October 1, 2018	101.917%
	October 1, 2019	100.958%
	October 1, 2020 and thereafter	100.000%

(1)	The Company may, at its option, redeem the 5.75% Senior Notes on or after the stated beginning dates at percentages noted above (plus accrued and unpaid interest). Additionally, the Company, may on or prior to October 1, 2015 redeem in the aggregate up to 35% of the aggregate principal amount of 5.75% Senior Notes issued with the cash proceeds from one or more equity offerings, at a redemption price in cash equal to 105.75% of the principal plus accrued and unpaid interest so long as (i) at least 65% of the aggregate principal amount of the 5.75% Senior Notes issued remains outstanding immediately after giving effect to any such redemption; and (ii) notice of any such redemption is given within 60 days after the date of the closing of any such equity offering. In addition, at any time prior to October 1, 2017, the Company may redeem some or all of the 5.75% Senior Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, plus a make whole premium.

The 5.75% Senior Notes’ indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to (i) incur additional indebtedness and guarantee indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem their capital stock; (iii) purchase, redeem or retire debt; (iv) issue certain preferred stock or similar equity securities; (v) make loans and investments; (vi) sell assets; (vii) incur liens; (viii) enter into transactions with affiliates; (ix) enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and (x) consolidate, merge or sell all or substantially all assets. However, these covenants are subject to exceptions and qualifications.

The 5.75% Senior Notes may also be repurchased at the option of the holders in connection with a change of control (as defined in the indenture governing the 5.75% Senior Notes) or in connection with certain asset sales.

Subordinated Convertible Notes due 2029

The Company’s convertible debt instruments outstanding as of March 28, 2014 and December 31, 2013 are as follows:

	Subordinated Convertible Notes
(in millions)	March 28, 2014	December 31, 2013
Face value	$429.5	$429.5
Debt discount	(261.1)	(261.5)
Book value	168.4	168.0
Fair value (Level 1)	430.2	462.8
Maturity date	Nov 2029
Stated annual interest rate	4.50% until Nov 2019 2.25% until Nov 2029
Interest payments	Semi-annually: May 15 & Nov 15

The Company’s Subordinated Convertible Notes were issued on December 18, 2009 in the amount of $429.5 million. The notes and the common stock issuable upon conversion were registered on a Registration Statement on Form S-4, initially filed with the SEC on October 27, 2009, as amended and as declared effective by the SEC on December 15, 2009. At issuance, the Company separately accounted for the liability and equity components of the instrument, based on the Company’s nonconvertible debt borrowing rate on the instrument’s issuance date of 12.5%. At issuance, the liability and equity components were $162.9 million and $266.6 million, respectively.

The equity component (debt discount) is being amortized to interest expense based on the effective interest method. There were no proceeds generated from the transaction and the Company incurred issuance fees and expenses of approximately $14.5 million as a result of the exchange offer which have been proportionately allocated to the liability and equity components of the Subordinated Convertible Notes.

Senior Floating Rate Notes

	Senior Floating Rate Notes (1)
(in millions)	March 28, 2014	December 31, 2013
Face value	$125.0	$125.0
Fair value (Level 1)	124.8	124.1
Interest rate	2.6%	2.6%
Interest payment	3-month LIBOR rate plus 2.375% Quarterly: Jan 1, Apr 1, Jul 1 & Oct 1
Maturity date	Apr 2015

Guarantee	Jointly and severally guaranteed by the Company’s wholly-owned U.S. subsidiaries
Call Option (1)	Beginning Date	Percentage
	April 1, 2014	101.188%
	April 1, 2015	100.000%

(1)	The Company may, at its option, redeem the Senior Floating Rate Notes on or after the following dates and percentages (plus accrued and unpaid interest due)

The Notes’ indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to (i) pay dividends on, redeem or repurchase the Company’s capital stock; (ii) incur or guarantee additional indebtedness; (iii) make investments; (iv) create liens; (v) sell assets; (vi) engage in certain transactions with affiliates; (vii) create or designate unrestricted subsidiaries; and (viii) consolidate, merge or transfer all or substantially all assets. However, these covenants are subject to important exceptions and qualifications, one of which will permit the Company to declare and pay dividends or distributions so long as there is no default on the Notes and the Company meets certain financial conditions.

Proceeds from the Notes of $325.0 million, less approximately $7.9 million of cash payments for fees and expenses that are being amortized over the life of the Notes, were used to pay approximately $285.0 million for the 9.5% Senior Notes, $9.3 million for accrued interest on the 9.5% Senior Notes and $20.5 million for tender fees and the inducement premium on the 9.5% Senior Notes, leaving net cash proceeds of approximately $2.3 million which were used for general corporate purposes.

Asset-Based Revolving Credit Facility (“Revolving Credit Facility”)

On July 21, 2011, the Company entered into a $400 million Revolving Credit Facility, which was first amended in 2012 to increase the facility size to $700 million and then subsequently amended and restated on September 6, 2013, to, among other things, increase the Revolving Credit Facility to $1.0 billion, $630 million of which may be borrowed by the U.S. borrower, $300 million of which may be borrowed by the European borrowers and $70 million of which may be borrowed by the Canadian borrower. The Revolving Credit Facility contains restrictions including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. The Revolving Credit Facility provides the Company with flexibility and the restrictions in the Revolving Credit Facility generally only apply in the event that the Company’s availability under the Revolving Credit Facility falls below certain specific thresholds.

The Revolving Credit Facility includes a springing maturity concept. The springing maturity will automatically become December 31, 2014, which is applicable only if the Company’s Senior Floating Rate Notes due 2015 are not, within 90 days of their maturity, repaid or refinanced with indebtedness that matures or is mandatorily redeemable or is redeemable at the option of the holders thereof not earlier than the date that is 6 months after September 6, 2018 unless, if such notes are not repaid or refinanced, there is at least $100 million of availability under the Revolving Credit Facility and the fixed charge coverage ratio is not less than 1.15 to 1.00, in each case after giving pro forma effect to the repayment of such notes. The commitment amount under the Revolving Credit Facility may be increased by an additional $250 million, subject to certain conditions and approvals as set forth in the credit agreement. The Company capitalized $4.9 million in 2013, $2.3 million in 2012 and $4.8 million in 2011 in deferred financing costs in connection with the Revolving Credit Facility. The Revolving Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1.00 to 1.00 if availability under the Revolving Credit Facility is less than the greater of $100 million or 10% of the then existing aggregate lender commitment under the Revolving Credit Facility.

Indebtedness under our senior secured credit facility is secured by: (a) for US borrowings under the Revolving Credit Facility, a first priority security interest in substantially all of our domestic assets and, (b) for Canadian and European borrowings under the Revolving Credit Facility, a first priority security interest in substantially all of our domestic and Canadian assets and certain assets of our Spanish, French and German subsidiaries party to the Revolving Credit Facility. In addition, the lenders under our Revolving Credit Facility have received a pledge of (i) 100% of the equity interests in all of our domestic subsidiaries, and (ii) 65% of the voting equity interests in and 100% of the non-voting equity interests in certain of our foreign subsidiaries, including our Canadian subsidiaries and our Spanish, French and German subsidiaries party to the Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest at interest rate bases elected by the Company plus an applicable margin calculated quarterly based on the Company’s average availability as set forth in the credit agreement. The Revolving Credit Facility also requires the payment of a commitment fee equal to the available but unused commitments multiplied by an applicable margin of either 0.25% or 0.375% based on the average daily unused commitments.

The Company’s Revolving Credit Facility is summarized in the table below:

	Revolving Credit Facility
(in millions)	March 28, 2014	December 31, 2013
Outstanding borrowings	$264.3	$225.0
Total credit under facility	1,000.0	1,000.0
Undrawn availability (1)	411.9	298.4
Interest rate	1.9%	2.0%
Outstanding letters of credit	$28.7	$112.7
Original issuance	Jul 2011
Maturity date	Sept 2018

(1)	Total undrawn availability for the U.S. borrower, the Canadian borrower and the European borrowers at March 28, 2014 is $216.2 million, $70.0 million and $117.6 million, respectively. Total undrawn availability for the U.S. borrower, the Canadian borrower and the European borrowers at December 31, 2013 was $102.1 million, $53.1 million and $143.2 million, respectively. The European borrowing base includes an additional borrowing base availability under the Canadian tranche borrowing base availability and the U.S. tranche borrowing base availability less additional European revolving exposure; therefore, the availability of the three tranches individually is greater than the total availability.

Europe and Mediterranean Credit Facilities

The Company’s Europe and Mediterranean credit facilities are summarized in the table below:

	Europe and Mediterranean Credit Facilities
(in millions)	March 28, 2014	December 31, 2013
Outstanding borrowings	$8.9	$17.0
Undrawn availability	47.8	48.8
Interest rate — weighted average	6.4%	6.7%
Maturity date	Various; all due within 1 year

ROW Credit Facilities

The Company’s ROW credit facilities are summarized in the table below:

	ROW Credit Facilities
(in millions)	March 28, 2014	December 31, 2013
Outstanding borrowings	$282.1	$232.6
Undrawn availability	281.2	302.2
Interest rate — weighted average	5.7%	4.6%
Maturity date	Various; $274.1 million due within one year

The Company’s ROW credit facilities are short term loans utilized for working capital purposes.

9. Financial Instruments

The Company is exposed to various market risks, including changes in interest rates, foreign currency and raw material (commodity) prices. To manage risks associated with the volatility of these natural business exposures, the Company enters into interest rate, commodity and foreign currency derivative agreements, as well as copper and aluminum forward pricing agreements. The Company does not purchase or sell derivative instruments for trading purposes. The Company does not engage in derivative contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques.

As of March 28, 2014 and December 31, 2013, there were no outstanding interest rate swaps. In the three months ended March 29, 2013, the Company utilized interest rate swaps to manage its interest expense exposure by fixing its interest rate on a portion of the Company’s floating rate debt. The Company did not provide or receive any collateral specifically for these contracts.

The Company enters into commodity instruments to hedge the purchase of copper, aluminum and lead in future periods and foreign currency exchange contracts principally to hedge the currency fluctuations in certain transactions denominated in foreign currencies, thereby reducing the Company’s risk that would otherwise result from changes in exchange rates. Principal transactions hedged during the year were firm sales and purchase commitments. The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

As of March 28, 2014 and December 31, 2013, there were no derivatives that were designated as cash flow hedges. In the three months ended March 29, 2013, the Company accounted for certain commodity instruments and foreign currency exchange contracts as cash flow or economic hedges. Changes in the fair value of derivatives that are designated as cash flow hedges are recorded in other comprehensive income and reclassified to the income statement when the effects of the items being hedged are realized. Changes in the fair value of economic hedges are recognized in current period earnings.

Fair Value of Derivatives Instruments

The notional amounts and fair values of derivatives not designated as cash flow hedges at March 28, 2014 and December 31, 2013 are shown below (in millions).

	March 28, 2014			December 31, 2013
	Notional Amount	Fair Value		Notional Amount	Fair Value
		Asset (1)	Liability (2)		Asset (1)	Liability (2)
Derivatives not designated as cash flow hedges:
Commodity futures	$122.4	$0.8	$12.0	$173.7	$1.2	$7.6
Foreign currency exchange	235.4	2.2	4.4	223.2	6.0	1.7

		$3.0	$16.4		$7.2	$9.3

(1)	Balance recorded in “Prepaid expenses and other” and “Other non-current assets”
(2)	Balance recorded in “Accrued liabilities” and “Other liabilities”

As of March 28, 2014 and December 31, 2013, all financial instruments held by the Company were subject to enforceable master netting arrangements held by various financial institutions. In general, the terms of our agreements provide that in the event of an early termination the counterparties have the right to offset amounts owed or owing under that and any other agreement with the same counterparty. The Company’s accounting policy is to not offset these positions in the Condensed Consolidated Balance Sheet. As of March 28, 2014 and December 31, 2013, the net positions of the enforceable master netting agreements are not significantly different from the gross positions noted in the table above. Depending on the extent of an unrealized loss position on a derivative contract held by the Company, certain counterparties may require collateral to secure the Company’s derivative contract position. As of March 28, 2014 and December 31, 2013, there were no contracts held by the Company that required collateral to secure the Company’s derivative positions.

For the derivative instruments that were designated and qualified as cash flow hedges at March 29, 2013, the effective portion of the unrealized gain and loss on the derivative is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, which generally occurs over periods of less than one year. Gain and loss on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

	Three Fiscal Months Ended March 29, 2013
(in millions)	Amount of Comprehensive Income (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Recognized in Income on the Ineffective Portion (1)	Location
Derivatives designated as cash flow hedges:
Interest rate swaps	$0.1	$—	$—	Interest expense
Commodity futures	(1.3)	(0.3)	—	Cost of sales
Foreign currency exchange	—	—	—	Other income (expense)

	$(1.2)	$(0.3)	$—

(1)	The ineffective portion and the amount excluded from effectiveness testing for all derivatives designated as cash flow hedges is recognized in other income and expense.

For derivative instruments that are not designated as cash flow hedges, the unrealized gain or loss on the derivatives is reported in current earnings. For the three fiscal months ended March 28, 2014 and March 29,

2013, the Company recorded a loss of $14.6 million and $10.1 million, respectively, for derivative instruments not designated as cash flow hedges in other income (expense). No pre-tax gain or loss is expected to be reclassified into earnings from other comprehensive income in the next twelve months.

Other Forward Pricing Agreements

In the normal course of business, the Company enters into forward pricing agreements for the purchase of copper and aluminum for delivery in a future month to match certain sales transactions. The Company accounts for these forward pricing arrangements under the “normal purchases and normal sales” scope exception because these arrangements are for purchases of copper and aluminum that will be delivered in quantities expected to be used by the Company over a reasonable period of time in the normal course of business. For these arrangements, it is probable at the inception and throughout the life of the arrangements that the arrangements will not settle net and will result in physical delivery of the inventory. At March 28, 2014 and December 31, 2013, the Company had $29.3 million and $10.1 million, respectively, of future copper and aluminum purchases that were under forward pricing agreements. At March 28, 2014 and December 31, 2013, the fair value of these arrangements was $27.8 million and $10.6 million, respectively, and the Company had an unrealized loss of $1.5 million and an unrealized gain of $0.5 million, respectively, related to these transactions. The Company expects the unrealized losses under these agreements to offset firm sales price commitments with customers. Depending on the extent of the unrealized loss position on certain forward pricing agreements, certain counterparties may require collateral to secure the Company’s forward purchase agreements. There were no funds posted as collateral as of March 28, 2014 or December 31, 2013.

10. Income Taxes

The Company’s effective tax rate for the three months ended March 28, 2014 and March 29, 2013 was 5.9% and 7.9% respectively. The low effective tax rate on the pre-tax loss for the first quarter of 2014 was primarily due to a relatively small income tax benefit recorded on the significant pre-tax charges recorded during the quarter related to asset impairments and the Venezuela currency devaluation. A $19.9 million income tax benefit was recognized due to the reversal of deferred tax liabilities associated with the $93.4 million PDIC tradename impairment charge, a $0.1 million income tax benefit was recognized on the $155.1 million PDIC goodwill impairment charge, no income tax benefit was recognized on the $8.0 million Venezuela lower of cost or market inventory charge, and no income tax benefit was recognized related to the $83.1 million Venezuelan currency devaluation charge. Similarly, the low effective tax rate on the pre-tax loss for the first quarter of 2013 was primarily due to no tax benefit being recognized on the $40.9 million Venezuela currency devaluation charge.

During the first quarter of 2014, the Company accrued approximately $1.6 million of income tax expense for uncertain tax positions likely to be taken in the current year and for interest and penalties on tax positions taken in prior periods, all of which would have a favorable impact on the effective tax rate, if recognized. The Company recognized a tax benefit of $5.2 million (including penalties and interest) in the first quarter of 2014 due primarily to the expiration of statute of limitations for certain tax exposures.

The Company files income tax returns in numerous tax jurisdictions around the world. Due to uncertainties regarding the timing and outcome of various tax audits, appeals and settlements, it is difficult to reliably estimate the amount of unrecognized tax benefits that could change within the next twelve months. The Company believes it is reasonably possible that approximately $15 million of unrecognized tax benefits could change within the next twelve months due to the resolution of tax audits and statute of limitations expiration.

The Internal Revenue Service (“IRS”) currently is in the process of examining the Company’s 2012 consolidated income tax return. The IRS completed its examination of the Company’s 2007 through 2010 consolidated income tax returns in the second quarter of 2013 with insignificant tax adjustments. With limited exceptions, tax years prior to 2008 are no longer open in major foreign, state, or local tax jurisdictions.

11. Employee Benefit Plans

The Company provides retirement benefits through contributory and noncontributory qualified and non-qualified defined benefit pension plans covering eligible domestic and international employees as well as through defined contribution plans and other postretirement benefits.

Defined Benefit Pension Plans

Benefits under the Company’s qualified U.S. defined benefit pension plan generally are based on years of service multiplied by a specific fixed dollar amount, and benefits under the Company’s qualified non-U.S. defined benefit pension plans generally are based on years of service and a variety of other factors that can include a specific fixed dollar amount or a percentage of either current salary or average salary over a specific period of time. The amounts funded for any plan year for the qualified U.S. defined benefit pension plan are neither less than the minimum required under federal law nor more than the maximum amount deductible for federal income tax purposes. The Company’s non-qualified unfunded U.S. defined benefit pension plans include a plan that provides defined benefits to select senior management employees beyond those benefits provided by other programs. The Company’s non-qualified unfunded non-U.S. defined benefit pension plans include plans that provide retirement indemnities to employees within the Company’s Europe and Mediterranean and ROW segments. Pension obligations for the majority of non-qualified unfunded defined benefit pension plans are provided for by provisions in the consolidated balance sheets and are based on local practices and regulations of the respective countries. The Company makes cash contributions for the costs of the non-qualified unfunded defined benefit pension plans as the benefits are paid.

The components of net periodic benefit cost for pension benefits were as follows (in millions):

	Three Fiscal Months Ended
	March 28, 2014		March 29, 2013
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$0.5	$1.4	$0.5	$1.7
Interest cost	2.0	1.7	1.8	1.4
Expected return on plan assets	(2.7)	(0.8)	(2.3)	(0.5)
Amortization of prior service cost	—	0.3	2.1	0.2
Amortization of net loss	1.2	0.1	—	0.4

Net pension expense	$1.0	$2.7	$2.1	$3.2

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net pension expense over the next fiscal year is $5.2 million. The prior service cost to be amortized from accumulated other comprehensive income into net pension expense over the next fiscal year is immaterial.

Defined benefit pension plan cash contributions for the three fiscal months ended March 28, 2014 and March 29, 2013 were $3.3 million and $2.4 million, respectively.

12. Total Equity

The Company is authorized to issue 200 million shares of common stock and 25 million shares of preferred stock. Condensed consolidated statements of changes in total equity are presented below for the three months ended March 28, 2014 and March 29, 2013 (in millions):

		General Cable Total Equity
	Total Equity	Common Stock Amount	Add’l Paid in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Non-Controlling Interest
Balance, December 31, 2013	$1,379.8	$0.6	$699.6	$(155.3)	$847.4	$(112.1)	$99.6
Comprehensive income (loss)	(349.3)	—	—	—	(315.4)	(8.9)	(25.0)
Stock dividends	(9.0)				(9.0)
Repurchase of common shares	(30.7)	—	—	(30.7)	—	—	—
Other — issuance pursuant to restricted stock, stock options and other	2.5		2.2	0.3

Balance, March 28, 2014	$993.3	$0.6	$701.8	$(185.7)	$523.0	$(121.0)	$74.6

		General Cable Total Equity
	Total Equity	Preferred Stock Amount	Common Stock Amount	Add’l Paid in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Non-Controlling Interest
Balance, December 31, 2012	$1,448.2	$3.8	$0.6	$676.7	$(137.0)	$892.2	$(104.6)	$116.5
Comprehensive income (loss)	(45.3)					(45.7)	(2.1)	2.5
Preferred stock dividend	(0.1)					(0.1)
Excess tax benefit from stock based compensation	(1.0)			(1.0)
Dividends paid to non-controlling interest	(0.3)							(0.3)
Other — issuance pursuant to restricted stock, stock options and other	1.9			1.3	0.6			—

Balance, March 29, 2013	$1,403.4	$3.8	$0.6	$677.0	$(136.4)	$846.4	$(106.7)	$118.7

The components of accumulated other comprehensive income (loss) as of March 28, 2014 and December 31, 2013, respectively, consisted of the following (in millions):

	March 28, 2014		December 31, 2013
	Company Common Shareholders	Non-Controlling Interest	Company Common Shareholders	Non-Controlling Interest
Foreign currency translation adjustment	$(76.9)	$(25.5)	$(67.1)	$(24.5)
Change in fair value of pension benefit obligation, net of tax	(51.7)	(2.9)	(52.6)	(2.9)
Company deferred stock held in rabbi trust, net of tax	7.3	—	7.3	—
Other	0.3	—	0.3	—

Accumulated other comprehensive income (loss)	$(121.0)	$(28.4)	$(112.1)	$(27.4)

The following is the detail of the change in the Company’s accumulated other comprehensive income (loss) from December 31, 2013 to March 28, 2014 including the effect of significant reclassifications out of accumulated other comprehensive income (in millions, net of tax):

	Foreign currency translation	Change of fair value of pension benefit obligation	Deferred stock held in rabbi trust	Other	Total
Balance, December 31, 2013	$(67.1)	$(52.6)	$7.3	$0.3	$(112.1)
Other comprehensive income before reclassifications	(9.8)	—	—	—	(9.8)
Amounts reclassified from accumulated other comprehensive income	—	0.9	—	—	0.9

Net current — period other comprehensive income	(9.8)	0.9	—	—	(8.9)

Balance, March 28, 2014	$(76.9)	$(51.7)	$7.3	$0.3	$(121.0)

The following is the detail of the change in the Company’s accumulated other comprehensive income (loss) from December 31, 2012 to March 29, 2013 including the effect of significant reclassifications out of accumulated other comprehensive income (in millions, net of tax):

	Foreign currency translation	Change of fair value of pension benefit obligation	Change in fair value of derivatives	Deferred stock held in rabbi trust	Other	Total
Balance, December 31, 2012	$(27.9)	$(84.4)	$0.1	$7.3	$0.3	$(104.6)
Other comprehensive income before reclassifications	(4.2)	—	(0.8)	—	—	(5.0)
Amounts reclassified from accumulated other comprehensive income	—	2.7	0.2	—	—	2.9

Net current — period other comprehensive income	(4.2)	2.7	(0.6)	—	—	(2.1)

Balance, March 29, 2013	$(32.1)	$(81.7)	$(0.5)	$7.3	$0.3	$(106.7)

The following is the detail of the reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 28, 2014 (in millions, net of tax):

	Three Fiscal Months Ended March 28, 2014	Three Fiscal Months Ended March 29, 2013
	Amount reclassified from accumulated other comprehensive income	Amount reclassified from accumulated other comprehensive income	Affected line item in the Consolidated Statement of Operations and Comprehensive Income (Loss)
Change in fair value of derivatives:
Commodity contracts	$—	$0.2	Cost of Sales

Total — Change in fair value of derivatives	—	0.2

Amortization of defined pension items
Prior service cost	0.2	2.3	SG&A
Net loss	0.7	0.4	SG&A

Total — Amortization of defined benefit pension items	0.9	2.7

Total	$0.9	$2.9

Stock Repurchase Programs

On December 10, 2013 the Company’s Board of Directors authorized the extension of the Company’s existing $125 million share repurchase program through the end of 2014. Stock purchases under this program may be made through the open market and privately negotiated transactions at times and in such amounts as deemed appropriate by a special committee appointed by the Board. Under this stock repurchase program the Company purchased $30.7 million, or 1,000,000 common shares at an average price of $30.73 per share, during the three months ended March 28, 2014. The Company’s future repurchase of shares is subject to the terms of the Company’s Revolving Credit Facility and the indentures governing the Subordinated Convertible Notes, Senior Floating Notes and 5.75% Senior Notes.

Dividends on Common Stock

On May 20, 2013 the Company’s Board of Directors authorized the payment of a regular quarterly dividend. During the three months ended March 28, 2014 the Company paid a quarterly cash dividend of $0.18 per share, or approximately $9.0 million in total. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors. In determining dividends, the Board of Directors takes into consideration items such as general business conditions, financial performance, projected cash flows and anticipated financing needs. Future payments of dividends is also subject to the Company’s Revolving Credit Facility, the indentures governing the Subordinated Convertible Notes, Senior Floating Rate Notes and 5.75% Senior Notes, and the requirements of Delaware General Corporation law.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (“Deferred Compensation Plan”) under the terms and conditions disclosed in the Company’s 2013 Annual Report on Form 10-K. The Company accounts for the Deferred Compensation Plan in accordance with ASC 710—Compensation—General as it relates to arrangements where amounts earned are held in a rabbi trust. The market value of mutual fund investments, nonvested and subsequently vested stock and restricted stock in the rabbi trust was $39.9 million and $42.0 million as of March 28, 2014 and December 31, 2013, respectively. The market value of the assets held by the rabbi trust, exclusive of the market value of the shares of the Company’s nonvested and subsequently vested restricted stock, restricted stock units held in the deferred compensation plan and Company stock investments by participants’ elections, at March 28, 2014 and December 31, 2013 was $22.7 million and $22.2 million, respectively, and is classified as “other non-current assets” in the condensed consolidated balance sheets. Amounts payable to the plan participants at March 28, 2014 and December 31, 2013, excluding the market value of the shares of the Company’s nonvested and subsequently vested restricted stock and restricted stock units held, were $24.4 million and $24.2 million, respectively, and are classified as “other liabilities” in the condensed consolidated balance sheets.

13. Share-Based Compensation

The Company has various plans that provide for granting restricted stock units, performance stock units, restricted stock and stock options to certain employees and independent directors of the Company and its subsidiaries. The Company recognizes compensation expense for share-based payments based on the fair value of the awards at the grant date. The Black-Scholes valuation model is used to determine the fair value of non-qualified stock options. The fair value of performance stock units is determined using a Monte Carlo simulation model. Restricted stock units and restricted stock awards fair value is based on the Company market stock price on the date of grant. The table below summarizes share-based compensation for the three fiscal months ended March 28, 2014 and March 29, 2013 (in millions).

	Three Fiscal Months Ended
	March 28, 2014	March 29, 2013
Non-qualified stock option expense	$1.3	$1.1
Non-vested stock awards expense	2.7	1.7

Total pre-tax share-based compensation expense	$4.0	$2.8

Excess tax benefit on share-based compensation (1)	$—	$0.1

(1)	Cash inflows (outflows) recognized as financing activities in the condensed consolidated statements of cash flows.

The Company records share based compensation expense as a component of selling, general and administrative expense. There have been no material changes in financial condition or operations that would affect the method or the nature of the share-based compensation recorded in the current period or the prior comparative periods.

14. Redeemable Non-controlling Interest

On October 1, 2012, the Company participated in a share subscription for 60% of the outstanding and issued shares of Procables . The existing shareholders immediately prior to the subscription (the “Sellers” or “Minority Shareholders”) maintained control of the remaining 40% of the shares. The Company and the Minority Shareholders also agreed to certain put and call options with regard to the remaining 40% interest in Procables retained by the Minority Shareholders. For a 36-month period commencing on the fifth anniversary of the closing date, the Minority Shareholders may exercise a put option to sell their entire 40% interest in Procables to the Company. The Company shall be irrevocably obligated to purchase the shares (the “Put Option”). In addition, the Company has a call option (the “Call Option”) to purchase the Minority Shareholders’ 40% interest in Procables, during the 36-month period commencing on the expiration of the Put Option period. The consideration to be exchanged, per share in the event of a Put Option or Call Option shall be the higher of the following (1) the final per share purchase price; or (2) a price per Share based on the Company’s enterprise value equal to seven times the average of its earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the two most recently audited year-end financial statements immediately prior to the option being exercised, minus the 12-month average Net Indebtedness of the Company for the most recent audited fiscal year (“EBITDA average”). The Company determined that the Put Option is embedded within the noncontrolling interest shares that are subject to the Put Option. The redemption feature requires classification of the Minority Shareholder’s interest in the Consolidated Balance Sheet outside of equity under caption “Redeemable Noncontrolling Interest”.

The redeemable non-controlling interest of Procables was recorded on the acquisition date based on the estimated fair value of the shares including the embedded Put Option. The fair value of the Put Option was estimated at the higher of the final per share purchase price or EBITDA average. At March 28, 2014, the final per share purchase price was greater than the EBITDA average; therefore, the redeemable non-controlling interest was valued at the same cost as the fair value determined at the opening balance sheet date subject to foreign currency translation. Subsequent adjustments to the value of the redeemable noncontrolling interest due to the redemption feature, if any, will be recognized as they occur and recorded within Net Income.

The following is a rollforward of the redeemable non-controlling interest (in millions):

Balance, December 31, 2013	$17.0
Net income (loss)	—
Foreign currency translation	(0.3)

Balance, March 28, 2014	$16.7

15. Shipping and Handling Costs

All shipping and handling amounts billed to a customer in a sales transaction are classified as revenue. Shipping and handling costs associated with storage and handling of finished goods and shipments to customers are included in cost of sales and totaled $41.1 million and $37.8 million, respectively, for the three fiscal months ended March 28, 2014 and March 29, 2013.

16. Earnings (Loss) Per Common Share

The Company applies the two-class method of computing basic and diluted earnings per share. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors. For the three fiscal months ended March 29, 2013, the Company did not declare, pay or otherwise accrue a dividend payable to the holders of the Company’s common stock or holders of unvested share-based payment awards (restricted stock).

A reconciliation of the numerator and denominator of earnings (loss) per common share-basic to earnings (loss) per common share-assuming dilution is as follows (in millions, except per share data):

	Three Fiscal Months Ended
(in millions, except per share data)	March 28, 2014	March 29, 2013
Earnings (loss) per common share — basic:
Net income (loss) attributable to Company common shareholders	$(315.4)	$(45.8)
Less: Net income allocated to participating securities (4)	—	—
Net income (loss) for basic EPS computations (1)	(315.4)	(45.8)

Weighted average shares outstanding for basic EPS computation (2)	49.1	49.7

Earnings (loss) per common share — basic (3)	$(6.42)	$(0.92)

Earnings (loss) per common share — assuming dilution:
Net income (loss) attributable to Company common shareholders	$(315.4)	$(45.8)
Add: preferred stock dividends, if applicable	—	—

Net income (loss) for diluted EPS computation (1)	$(315.4)	$(45.8)

Weighted average shares outstanding including nonvested shares	49.1	49.7
Weighted average shares outstanding for diluted EPS computation (2)	49.1	49.7

Earnings (loss) per common share — assuming dilution	$(6.42)	$(0.92)

(1)	Numerator
(2)	Denominator
(3)	Under the two-class method, earnings (loss) per share – basic reflects undistributed earnings per share for both common stock and unvested share-based payment awards (restricted stock).
(4)	Outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities in undistributed earnings in the calculation above; however, the effect rounded to $0.0 million in the three months ended March 28, 2014 and March 29, 2013.

On December 10, 2013 the Company’s Board of Directors authorized the extension of the Company’s existing $125 million share repurchase program through the end of 2014. See Note 12—Total Equity for additional details regarding the share repurchase program.

Under ASC 260—Earnings per Share and ASC 470—Debt and because of the Company’s obligation to settle the par value of the Subordinated Convertible Notes in cash, the Company is not required to include any shares underlying the Subordinated Convertible Notes in its weighted average shares outstanding—assuming dilution until the average stock price per share for the quarter exceeds the $36.75 conversion price of the Subordinated Convertible Notes, respectively, and only to the extent of the additional shares that the Company may be required to issue in the event that the Company’s conversion obligation exceeds the principal amount of the Subordinated Convertible Notes.

Regarding the Subordinated Convertible Notes, the average stock price threshold conditions had not been met as of March 28, 2014. At any such time in the future that threshold conditions are met, only the number of shares issuable under the “treasury” method of accounting for the share dilution would be included in the Company’s earnings per share—assuming dilution calculation, which is based upon the amount by which the average stock price exceeds the conversion price.

The following table provides examples of how changes in the Company’s stock price would require the inclusion of additional shares in the denominator of the weighted average shares outstanding—assuming dilution calculation for the Subordinated Convertible Notes.

Share Price	Shares Underlying Subordinated Convertible Notes	Total Treasury Method Incremental Shares (1)
$36.75	—	—
$38.75	603,152	603,152
$40.75	1,147,099	1,147,099
$42.75	1,640,151	1,640,151
$44.75	2,089,131	2,089,131

(1)	Represents the number of incremental shares that must be included in the calculation of fully diluted shares under GAAP.

17. Segment Information

The Company conducts its operations through three geographic operating segments—North America, Europe and Mediterranean, and ROW, which consists of operations in Latin America, Sub-Saharan Africa, the Middle East and Asia Pacific. The Company’s operating segments align with the structure of the Company’s internal management organization. All three segments engage in the development, design, manufacturing, marketing and distribution of copper, aluminum and fiber optic communication, electric utility and electrical infrastructure wire and cable products as well as rod mill wire and cable products.

Net revenues as shown below represent sales to external customers for each segment. Intersegment sales have been eliminated. Intersegment sales in North America were $9.3 million, in Europe and Mediterranean, intersegment sales were $13.6 million and in ROW, intersegment sales were $7.1 million for the three months ended March 28, 2014. In North America, intersegment sales were $4.3 million, in Europe and Mediterranean, intersegment sales were $4.1 million and in ROW, intersegment sales $18.3 million for the three months ended March 29, 2013.

The chief operating decision maker evaluates segment performance and allocates resources based on segment operating income. Segment operating income represents income from continuing operations before interest income, interest expense, other income (expense), other financial costs and income tax. Summarized financial information for the Company’s reportable segments for each of the three fiscal months ended March 28, 2014 and March 29, 2013 is as follows:

	Three Fiscal Months Ended
(in millions)	March 28, 2014	March 29, 2013
Net Sales:
North America	$594.7	$705.0
Europe and Mediterranean	368.3	374.6
ROW	467.1	464.1

Total	$1,430.1	$1,543.7

Segment Operating Income (Loss):
North America	$32.3	$37.7
Europe and Mediterranean	(9.1)	(16.2)
ROW	(260.3)	11.3

Total	$(237.1)	$32.8

(in millions)	March 28, 2014	December 31, 2013
Total Assets:
North America	$1,367.4	$1,342.0
Europe and Mediterranean	1,238.4	1,232.8
ROW	1,702.7	2,004.1

Total	$4,308.5	$4,578.9

18. Commitments and Contingencies

The Company is subject to a variety of federal, state, local and foreign laws and regulations covering the storage, handling, emission and discharge of materials into the environment, including CERCLA, the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act.

The Company’s subsidiaries in the United States have been identified as potentially responsible parties with respect to several sites designated for cleanup under CERCLA or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages without regard to fault or the legality of waste generation or disposal. Persons liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although CERCLA imposes joint and several liability on all potentially responsible parties, in application, the potentially responsible parties typically allocate the investigation and cleanup costs based upon, among other things, the volume of waste contributed by each potentially responsible party.

Settlements can often be achieved through negotiations with the appropriate environmental agency or the other potentially responsible parties. Potentially responsible parties that contributed small amounts of waste (typically less than 1% of the waste) are often given the opportunity to settle as “de minimus” parties, resolving their liability for a particular site. The Company does not own or operate any of the waste sites with respect to which it has been named as a potentially responsible party by the government. Based on the Company’s review and other factors, it believes that costs to the Company relating to environmental clean-up at these sites will not have a material adverse effect on its results of operations, cash flows or financial position.

At March 28, 2014 and December 31, 2013, the Company had an accrued liability of approximately $2.8 million and $3.1 million, respectively, for various environmental-related liabilities to the extent costs are known or can be reasonably estimated as its liability. While it is difficult to estimate future environmental-related liabilities accurately, the Company does not currently anticipate any material adverse impact on its results of operations, financial position or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs of the sites discussed above.

In addition, Company subsidiaries have been named as defendants in lawsuits alleging exposure to asbestos in products manufactured by the Company. As of March 28, 2014, the Company was a defendant in approximately 29,048 cases brought in Federal District Courts throughout the United States. In the three months ended March 28, 2014, 33 asbestos cases were brought against the Company. In the calendar year 2013, 133 asbestos cases were brought against the Company. In the last 20 years, General Cable has had no cases proceed to verdict. In many of the cases, General Cable was dismissed as a defendant before trial for lack of product identification. As of March 28, 2014, 22,037 asbestos cases have been dismissed. In the three months ended March 28, 2014, 104 asbestos cases were dismissed. As of December 31, 2013, 21,933 cases were dismissed. With regards to the approximately 29,048 remaining pending cases, General Cable is aggressively defending these cases based upon either lack of product identification as to General Cable manufactured asbestos-containing product and/or lack of exposure to asbestos dust from the use of General Cable product.

For cases outside the Multidistrict Litigation (“MDL”) as of March 28, 2014, Plaintiffs have asserted monetary damages in 359 cases. In 217 of these cases, plaintiffs allege only damages in excess of some dollar amount (about $356 thousand per plaintiff); in these cases there are no claims for specific dollar amounts requested as to any defendant. In the 141 other cases pending in state and federal district courts (outside the MDL), plaintiffs seek approximately $438.0 million in damages from as many as 50 defendants. In one case, plaintiffs have asserted damages related to General Cable in the amount of $10.0 million. In addition, in relation to these 359 cases, there are claims of $320.0 million in punitive damages from all of the defendants. However, many of the plaintiffs in these cases allege non-malignant injuries. As of March 28, 2014 and December 31, 2013, the Company had accrued, on a gross basis, approximately $5.2 million and $5.2 million, respectively, and as of March 28, 2014 and December 31, 2013, had recovered approximately $0.5 million and $0.5 million of insurance recoveries for these lawsuits, respectively. The net amount of $4.7 million and $4.7 million, as of March 28, 2014 and December 31, 2013 represents the Company’s best estimate in order to cover resolution of current and future asbestos-related claims.

The components of the asbestos litigation reserve are current and future asbestos-related claims. The significant assumptions are: (1) the number of cases per state, (2) an estimate of the judgment per case per state, (3) an estimate of the percentage of cases per state that would make it to trial and (4) the estimated total liability percentage, excluding insurance recoveries, per case judgment. Management’s estimates are based on the Company’s historical experience with asbestos related claims. The Company’s current history of asbestos claims does not provide sufficient and reasonable information to estimate a range of loss for potential future, unasserted asbestos claims because the number and the value of the alleged damages of such claims have not been consistent. As such, the Company does not believe a reasonably possible range can be estimated with respect to asbestos claims that may be filed in the future.

Settlement payments are made, and the asbestos reserve is relieved, when the Company receives a fully executed settlement release from the Plaintiff’s counsel. As of March 28, 2014 and March 29, 2013, aggregate settlement costs were $9.1 million and $8.7 million, respectively. For the three months ended March 28, 2014 and March 29, 2013, settlement costs totaled $0.1 million and $0.1 million, respectively. As of March 28, 2014 and March 29, 2013, aggregate litigation costs were $23.4 million and $21.7 million, respectively. For the three months ended March 28, 2014 and March 29, 2013, litigation costs were $0.4 million and $0.3 million, respectively.

In January 1994, General Cable entered into a settlement agreement with certain principal primary insurers concerning liability for the costs of defense, judgments and settlements, if any, in all of the asbestos litigation described above. Subject to the terms and conditions of the settlement agreement, the insurers are responsible for a substantial portion of the costs and expenses incurred in the defense or resolution of this litigation. In recent years one of the insurers participating in the settlement that was responsible for a significant portion of the contribution under the settlement agreement entered into insurance liquidation proceedings. As a result, the contribution of the insurers has been reduced and the Company has had to bear a larger portion of the costs relating to these lawsuits. Moreover, certain of the other insurers may be financially unstable, and if one or more of these insurers enter into insurance liquidation proceedings, General Cable will be required to pay a larger portion of the costs incurred in connection with these cases.

As part of the acquisition of Silec, SAFRAN SA agreed to indemnify the Company for the full amount of losses arising from, related to or attributable to practices, if any, that are similar to previous practices investigated by the French competition authority for alleged competition law violations related to medium and high voltage cable markets. The Company has asserted a claim under this indemnity against SAFRAN SA related to the European Commission’s Statement of Objections to preserve the Company’s rights In case of an adverse Commission decision.

On July 5, 2011, the European Commission issued a Statement of Objections in relation to its ongoing competition investigation to a number of wire and cable manufacturers in the submarine and underground power cables business, including the Company’s Spanish affiliate, Grupo General Cable Sistemas, and its French subsidiary, Silec. The Statement of Objections alleged that the two affiliates engaged in violations of competition law in the underground power cables businesses for limited periods of time. The allegations related to Grupo Sistemas claimed that it had participated in a cartel from January 2003 to May 2007, while the allegations related to Silec were for the ten month period following its December 22, 2005 acquisition by Grupo Sistemas.

Following formal responses by General Cable to the Statement of Objections in October 2011 and a hearing in 2012, the European Commission issued a final decision on April 2, 2014. In the decision, the claims of infringement against Grupo Sistemas were dismissed for lack of evidence of alleged cartel activity. With regard to Silec, the Commission’s decision imposed a fine of 1.9 million Euros related to the period Silec has been owned by General Cable. This fine was based on participation that allegedly commenced well before the Silec acquisition. General Cable will appeal the Commission’s decision as to Silec in Europe based on established precedent and will continue to pursue its claim for full indemnification for the Silec fine under the terms of the acquisition agreement with SAFRAN SA executed in 2005.

During the fourth quarter of 2011, the Company became aware of a potential claim involving multiple parties regarding the failure of a newly installed transformer in France, which was manufactured and installed by an independent third party, at a customer’s hydroelectric plant. The Company supplied and installed cables and terminations to the transformer, which failed as it was being energized. The transformer was significantly damaged and the customer is alleging losses consisting of damage to the transformer and consequential damages due to its inability to operate the facility. The customer retained a court appointed technical expert to review the evidence to determine the root cause of the transformer failure and to allocate liability to the parties found responsible for such losses. The investigation is ongoing at this time and the Company believes it has substantial defenses to potential liability in regard to the transformer failure. At this time, the Company is unable to predict an estimated range of damages or whether it will have liability, if any, attributable to the transformer failure.

In March 2012, the Company received formal notice of a claim for damages arising from a transformer fire that occurred in December 2010 allegedly resulting in loss of equipment and some consequential damages at a metal processing facility in Iceland. The Company supplied and installed cables and terminations to the transformer, which was manufactured and installed by an independent third party, during 2006 and the first quarter of 2007. The Company’s work was inspected and accepted by the customer in March 2007. In August 2012, the customer initiated arbitration proceedings before the ICC Tribunal with a request to arbitrate in Pennsylvania. In September 2012, the Company initiated litigation in Pennsylvania state court seeking a declaration that it is not liable for any damages associated with the alleged loss resulting from the transformer fire and seeking to enjoin the ICC arbitration proceedings. The customer then moved the case from state to federal district court in the

Western District of Pennsylvania which determined on motion that the ICC Tribunal not the court should decide whether the claims were arbitrable in the first instance. A decision on arbitrability is pending before the ICC Tribunal. The Company believes it has substantial defenses to potential liability in regard to the transformer fire and claimed loss. At this time, the Company is unable to predict an estimated range of damages or whether it will have any liability, if any, attributable to the transformer fire.

One of the Company’s Brazilian subsidiaries is involved in an administrative proceeding with a state treasury office regarding whether tax incentives granted to the Company by one Brazilian state are applicable to goods sold in another Brazilian state from September 2008 to December 31, 2009. The Company believes it correctly relied on the tax incentives granted and that it has substantial defenses to their disallowance by the Brazilian state claimant. The principal amount claimed to be due during the contested period is approximately $8 million which does not include penalties and interest which could be substantial. In September 2012, the 1st Chamber of the Administrative Court found that the Company was not liable for any incentive tax payments claimed by the state treasury office. This decision was appealed by the Brazilian state and the Administrative Court determined in April 2013 that the subsidiary is liable for a part of the contested amount. The Company’s subsidiary is seeking formal judicial review of this latest decision on the merits in the Civil Court and obtained an injunction in April 2013 restraining collection of the tax pending the review process in the Civil Court in further proceedings. The Brazilian state subsequently sought to overturn this injunction and the State Court rejected the application in May 2013. Thereafter, in October 2013, a judge in the State Court set aside the injunction and the Company’s subsidiary also took an appeal to the State Court of Appeal, which is awaiting a decision. In the meantime, the decision setting aside the injunction and the Brazilian state’s ability to enforce its purported tax claims are stayed pending the appeal process.

Our Brazilian subsidiaries have received formal notices of infractions from the Brazilian state authorities related to alleged failures of tax matters associated with the distribution of goods and services from one state to another and alleged failure to file electronic records with the state authorities in regard to inventories, good receipts, and invoices from acquisitions. The total amount of taxes allegedly due for the infractions including potential interest and penalties is up to $35 million. The Company has recorded approximately $2.3 million associated with those claims that the Company believes are probable to result in a negative outcome. At this time, the Company believes it has defenses to all remaining claims or is unable to predict an estimated range of damages and whether or not a liability will exist for these remaining claims.

Two civil complaints have been filed in the United States District Court for the Southern District of New York by named plaintiffs on behalf of purported classes of all persons who purchased or otherwise acquired the Company’s publicly traded securities, in one case which was filed on October 21, 2013 between May 3, 2011 and October 14, 2013, inclusive, and in the other case, which was filed on December 4, 2013, between May 2, 2011 and November 4, 2013, inclusive, against the Company, Gregory Kenny, our President and Chief Executive Officer, and Brian Robinson, our Executive Vice President and Chief Financial Officer. The complaints, which were transferred to the United States District Court of the Eastern District of Kentucky, allege claims under the anti-fraud and controlling person liability provisions of the Securities Exchange Act of 1934, alleging generally, among other assertions, that defendants made materially false and misleading statements regarding revenue recognition and other Company financial matters and failed to state material facts, including, among other things, that there was a lack of adequate internal controls, thereby artificially inflating the prices at which our securities traded. The complaints seek damages in undefined amounts, as well as attorney’s fees, experts’ fees and other costs. In addition, a derivative complaint was filed on January 7, 2014 in the Campbell County, Kentucky Circuit Court against all but one member of our Board of Directors, including Mr. Kenny, a former director and against Mr. Robinson and two former ROW officials, one of whom is a former executive officer of the Company. The complaint alleges that the defendants breached their fiduciary duties by knowingly failing to ensure that the Company implemented and maintained adequate internal controls over its accounting and financial reporting functions and by knowingly disseminating to stockholders materially false and misleading statements concerning the Company’s financial results and internal controls. The complaint seeks damages in an unspecified amount, appropriate equitable relief to remedy the alleged breaches of fiduciary duty, attorney’s fees, experts’ fees and other costs. We believe the purported class action complaints, and the derivative complaint insofar as it relates to our directors and Mr. Robinson, are without merit and intend to vigorously contest the actions.

The Company has a global insurance policy with coverage limits of $15 million which may potentially result in the recovery of these losses including the theft in Brazil. As previously reported, on October 29, 2012, the Company announced that it had identified historical accounting errors relating to inventory. The Company believes that the Brazil inventory accounting issues are, to a significant extent, attributable to a complex theft scheme affecting work in process and finished goods inventory. The Company determined there is a potential recovery of losses associated with reported theft of inventory within the Company’s Brazilian subsidiary. At this time the Company cannot estimate the possibility of recovery and the potential amounts involved.

The Company is also involved in various routine legal proceedings and administrative actions. Such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on its result of operations, cash flows or financial position.

The General Cable Executive Severance Benefit Plan (“Severance Plan”), effective January 1, 2008, applicable to the Company’s executive officers includes a change in control provision such that the executives may receive payments or benefits in accordance with the Severance Plan to the extent that both a change of control and a triggering event, each as defined in the Severance Plan, occur. Unless there are circumstances of ineligibility, as defined, the Company must provide payments and benefits upon both a change in control and a triggering event.

The Company has entered into various operating lease agreements related principally to certain administrative, manufacturing and distribution facilities and transportation equipment. At March 28, 2014, future minimum rental payments required under non-cancelable lease agreements during the twelve month periods beginning March 28, 2014 through March 29, 2019 and thereafter are $38.9 million, $36.7 million, $31.5 million, $21.4 million and $7.5 million, respectively, and $11.0 million thereafter.

As of March 28, 2014, the Company had $85.3 million in letters of credit, $181.8 million in various performance bonds and $323.8 million in other guarantees. Other guarantees include bank guarantees and advance payment bonds. These letters of credit, performance bonds and guarantees are periodically renewed and are generally related to risk associated with self- insurance claims, defined benefit plan obligations, contract performance, quality and other various bank and financing guarantees. Advance payment bonds are often required by customers when the Company obtains advance payments to secure the production of cable for long term contracts. The advance payment bonds provide the customer protection on their deposit in the event that the Company does not perform under the contract. See “Liquidity and Capital Resources” within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for excess availability under the Company’s various credit borrowings.

19. Unconsolidated Affiliated Companies

Unconsolidated affiliated companies are those in which the Company generally owns less than 50 percent of the outstanding voting shares. The Company does not control these companies and accounts for its investments in them on the equity basis. The unconsolidated affiliated companies primarily manufacture or market wire and cable products in the ROW segment. The Company’s share of the income of these companies is reported in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) under “Equity in earnings of affiliated companies.” For the three fiscal months ended March 28, 2014 and March 29, 2013, equity in earnings of affiliated companies was $0.2 million and $0.2 million, respectively. The net investment in unconsolidated affiliated companies was $18.8 million and $19.0 million as of March 28, 2014 and December 31, 2013, respectively. As of March 28, 2014, the Company’s ownership percentage was as follows: PDTL Trading Company Ltd. 49%, Colada Continua Chilean, S.A. 41%, Minuet Realty Corp. 40%, Nostag GmbH & Co. KG 33%, Pakistan Cables Limited 24.6%, Keystone Electric Wire & Cable Co., Ltd. 20% and Thai Copper Rod Company Ltd. 18%.

20. Fair Value Disclosure

The fair market values of the Company’s financial instruments are determined based on the fair value hierarchy as discussed in ASC 820—Fair Value Measurements.

The Company carries derivative assets and liabilities (Level 2) and marketable equity securities (Level 1) held in the rabbi trust as part of the Company’s Deferred Compensation Plan at fair value. The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate pricing and volatility factors, which are used to value the position. The predominance of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Marketable equity securities are recorded at fair value, which are based on quoted market prices.

Financial assets and liabilities measured at fair value on a recurring basis are summarized below (in millions).

	Fair Value Measurement
	March 28, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Assets:
Derivative assets	$—	$3.0	$—	$3.0	$—	$7.2	$—	$7.2
Equity securities	22.7	—	—	22.7	22.2	—	—	22.2

Total assets	$22.7	$3.0	$—	$25.7	$22.2	$7.2	$—	$29.4

Liabilities:
Derivative liabilities	$—	$16.4	$—	$16.4	$—	$9.3	$—	$9.3

Total liabilities	$—	$16.4	$—	$16.4	$—	$9.3	$—	$9.3

At March 28, 2014, there were no financial assets or financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Similarly, there were no nonfinancial assets or nonfinancial liabilities measured at fair value on a non-recurring basis.

The fair value of the Company’s long-term debt, as noted in Note 8—Long-Term Debt, was estimated using quoted market prices where available. For long-term debt not actively traded, fair values were based on valuations from third-party banks and market quotations for similar types of borrowing arrangements.

21. Venezuelan Operations

The Venezuelan government has maintained currency controls and a fixed official exchange rate since February 2003. The Commission for the Administration of Foreign Exchange (“CADIVI”) until recently controlled the sale and purchase of foreign currency in Venezuela. In 2011, CADIVI established an official exchange rate of 4.3 Venezuelan bolivar fuertes (“BsF”) to 1 U.S. dollar (“U.S. Dollar”) (the “prior official rate”). On February 13, 2013 the Venezuelan government announced the devaluation of its currency from 4.30 BsF per U.S. dollar to 6.30 BsF per U.S. dollar (the “official rate”).

In March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system authorizing certain companies that operate in designated industry sectors to exchange a limited volume of bolivars for dollars at a bid rate established via weekly auctions under the Complementary System of Foreign Currency Acquirement (“SICAD 1”). These auctions began weekly in October 2013 and the Central Bank of Venezuela began publishing the average exchange rate resulting from the weekly SICAD 1 auctions in December 2013.

On January 24, 2014, the Venezuelan government announced the establishment of a dual exchange rate system. A rate of 6.30 BsF per U.S. dollar will be applied to priority sectors, while other sectors of the economy are eligible to apply an exchange rate determined based on the results of the Venezuelan central bank’s system of weekly currency auctions, SICAD 1, to a wider range of transactions. In January 2014, the Venezuelan government also announced the replacement of CADIVI with a new foreign currency administration, the National Center for Foreign Commerce (CENCOEX). An entity may seek approval to transact through the CENCOEX mechanism at the official rate; however, we understand that certain transactions may be approved at the latest published SICAD 1 rate depending on an entity’s facts and circumstances. The approximate SICAD 1 rate at March 28, 2014 was 10.8 BsF per U.S. dollar.

On February 19, 2014, the Venezuelan government announced plans for another currency exchange mechanism (“SICAD 2”) which allows authorized foreign exchange operators, such as regulated banks and capital market brokers, to act as intermediaries in the sale of acquisitions of foreign currency. Once regulated, this may facilitate easier access to foreign currency. The SICAD 2 rate is intended to more closely resemble a market-driven exchange rate compared to the rates provided by Venezuela’s other regulated exchange mechanisms. SICAD 2 became effective on March 24, 2014 and the approximate SICAD 2 rate at March 28, 2014 was 50 BsF per U.S. dollar.

The functional currency of the Company’s subsidiary in Venezuela is the U.S. dollar. Due to the impact of the devaluation on February 13, 2013 the Company recorded a pre-tax charge of $40.9 million in the year ended December 31, 2013 primarily related to the remeasurement of the local Venezuelan balance sheet on the date of the devaluation at the 6.30 BsF per U.S. dollar rate. At December 31, 2013, the Company was still able to import copper at the official CADIVI rate. In 2013 the Company remeasured the monetary assets and liabilities denominated in bolivars of its Venezuelan subsidiary at the official rate.

In the three months ended March 28, 2014, limited amounts of dollars were approved at the official rate, including $2.2 million which was approved for payment of copper imports that were authorized in 2013 at the rate of 6.30 BsF per U.S. dollar, the official rate, and $0.8 million that was authorized at the 4.30 BsF per U.S. dollar rate. There were approximately $42.8 million of U.S. dollar payables which the Company expects to settle at the official rate.

As of March 28, 2014, the Company’s industry group, and hence the Company, was not eligible for participation in the SICAD 1 auctions. If the Company becomes eligible for SICAD 1 auction, that is, the wire and cable industry is named an eligible bidder in an auction called by CENCOEX, the Company would be eligible to purchase U.S. dollars but likely in government restricted amounts. There are uncertainties as to the restrictions placed on eligible participants and the amount of U.S. Dollars available for purchase through the auction process, However, when the Venezuelan government issued Exchange Agreement No. 25 on January 24, 2014, it indicated that the published exchange rate resulting from the latest SICAD 1 auction would be used for certain transactions and activities that previously were subject to the official rate of 6.3 BsF per U.S. dollar, including foreign investments.

After consultation with Venezuelan legal counsel, management has determined as of March 28, 2014 that “foreign investments” in Exchange Agreement No. 25 should be interpreted to mean that future dividend remittances would be transacted at the exchange rate established through the SICAD 1 auction process, and should be used as the exchange rate required to remeasure the Company’s net monetary assets, after giving consideration to the U.S. dollar-denominated payables noted above which the Company expects the Venezuelan government to approve and settle by using U.S. dollars obtained at the official rate.

Recognizing there is considerable uncertainty as to the nature of transactions that will flow through SICAD 1 auction and how SICAD 1 auction will operate in the future, effective with the quarter ended March 28, 2014, the Company expects that the majority of Venezuelan subsidiary’s net monetary assets will be remeasured at the SICAD1 rate since that is the rate the Company now believes, based in part on the advice of Venezuelan legal counsel, will be applicable for future dividend remittances. Although the CENCOEX approval process for U.S. dollar copper payments has been very slow, the Company continues to believe that transactions for imports of essential goods, such as copper purchases needed for the production of wire and cable, will be settled at the official exchange rate and the Company expects to continue to receive authorizations and payments at this rate, which it will use for remeasuring the applicable U.S. dollar-denominated liabilities. In applying the SICAD 1 exchange rate of 10.8 BsF per U.S. dollar to certain of its monetary assets and liabilities, the Company recorded a devaluation charge of $83.1 million for the three months ended March 28, 2014 which was included in Other Income (Expense) within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company does not intend to utilize the SICAD 2 foreign exchange mechanism at the prevailing exchange rates. The Company has assessed a number of factors, including the limited number of SICAD 2 auctions held to date, the Company’s ability to access the SICAD 2 exchange to date, the restrictions placed on eligible participants, the amount of U.S. Dollars available for purchase through the auction process, and the historical lack of official information about the resulting SICAD 2 rate. At this time, based upon its assessment, the Company does not believe it would be appropriate to use rates from the SICAD 2 exchange system for financial reporting purposes at March 28, 2014.

In addition to the aforementioned exchange controls, the Venezuelan President used decree power to pass the Law of Costs, Earnings, and Fair Profits, which became effective in January 2014, authorizing, among other things, the Venezuelan government to set maximum pricing limits in the private sector. Therefore, the majority of the Company’s product portfolio in Venezuela is subject to price controls, which may restrict the Company’s ability to increase prices more than 30% higher than product costs. Until this law is removed or revised to allow for a higher level of pricing, the Venezuelan operating profit margin is expected to be lower than historical and previously projected future profit levels. In addition, ongoing labor negotiations and expected continuing social unrest in Venezuela are expected to result in lower than historical and previously projected future profit levels.

The Venezuelan subsidiary is a part of the PDIC reporting unit. At December 31, 2013, the estimated fair value of the goodwill and other indefinite-lived intangibles at our PDIC reporting unit exceeded its corresponding carrying amount including recorded goodwill and other indefinite-lived intangibles. However, due to the estimated decline in operating results of the Venezuelan subsidiary related to the Venezuelan government’s new foreign exchange laws, price controls and social unrest, the Company has completed a Step 1 impairment assessment. See Note 6—Goodwill and Other Intangible Assets for additional information.

At March 28, 2014 and December 31, 2013, the Company’s total assets in Venezuela were $222.4 million and $367.3 million and total liabilities were $78.5 million and $102.7 million, respectively. At March 28, 2014 and December 31, 2013, total assets included BsF denominated monetary assets of $151.9 million and $238.3 million, which consisted primarily of $113.9 million and $194.0 million of cash, and $30.0 million and $39.6 million of accounts receivable, respectively. At March 28, 2014 and December 31, 2013, total liabilities included BsF denominated monetary liabilities of $35.7 million and $65.1 million, which consisted primarily of accounts payable and other current and non-current accruals, respectively.

The Company’s sales in Venezuela were 3% of consolidated net sales for the three fiscal months ended March 28, 2014 and March 29, 2013, respectively. Operating income in Venezuela was 19% and 18% of consolidated operating income for the three fiscal months ended March 28, 2014 and March 29, 2013, respectively.

For the three fiscal months ended March 28, 2014, 100% of Venezuela’s sales were BsF denominated. For the three fiscal months ended March 28, 2014 Venezuela’s cost of sales were approximately 54% BsF denominated and approximately 46% U.S. dollar denominated. For the three fiscal months ended March 29, 2013, Venezuela’s sales and cost of sales were approximately 100% and 41% BsF denominated and approximately 0% and 59% U.S. dollar denominated, respectively.

During the three fiscal months ended March 28, 2014, the Company settled $3.0 million U.S. dollar denominated intercompany payables and accounts payable in Venezuela. Of the $3.0 million settled in the three months ended

March 28, 2014, $2.2 million was authorized for payment of copper imports at the rate of 6.30 BsF per U.S. dollar and $0.8 million was authorized at the rate of 4.30 BsF per U.S. dollar. At March 28, 2014, there were approximately $42.8 million of U.S. dollar payables which the Company expects to settle at the official rate. Approximately $20.8 million of the requested settlements have been outstanding less than 90 days and $22.0 million have been outstanding over 90 days. Currency exchange controls in Venezuela continue to limit the Company’s ability to repatriate funds from Venezuela. We do not consider the net assets of Venezuela to be integral to the Company’s ability to service its debt and operational requirements.

During the three fiscal months ended March 29, 2013 the Company settled $7.1 million of U.S. dollar denominated intercompany payables and accounts payable in Venezuela at the rate of 4.30 BsF per U.S. dollar. Settlements were made at the rate of 4.30 BsF per U.S. dollar on U.S. dollar denominated intercompany payables and accounts payable in the three fiscal months ended March 28, 2014 because the authorization for copper imports was submitted prior to the devaluation on February 13, 2013. At December 31, 2013, $37.6 million of requests of U.S. dollars to settle U.S. dollar denominated intercompany payables remained pending with CADIVI, which we expect will be settled at the 6.30 BsF per U.S. dollar rate. Approximately $22.4 million of the requested settlements have been pending up to 30 days, $15.1 million have been pending up to 180 days, and $0.1 million have pending over 180 days. All monetary assets and liabilities were remeasured at 6.30 BsF per U.S. dollar at December 31, 2013, the rate the Company expected to remit dividends.

As a result of government restrictions, Venezuela continues to operate in a difficult economic environment. The Company has historically taken steps to address operational challenges including obtaining approval of copper imports at the official rates, purchasing other raw material products domestically, and adjusting prices to reflect raw material cost and adherence to government price controls. These regulations, when considered with other governmental policies impacting labor force reductions and other circumstances in Venezuela, may limit our ability to fully benefit from and maintain our controlling financial interest in our Venezuelan subsidiaries. The financial impact on our operations in Venezuela of these events and associated ongoing restrictions are uncertain. At March 28, 2014 management expects ongoing operations to continue in Venezuela, but continues to monitor the economic conditions.

22. Supplemental Guarantor Condensed Financial Information

General Cable Corporation (“Parent Company”) and its U.S. 100% wholly-owned subsidiaries (“Guarantor Subsidiaries”) fully and unconditionally guarantee the $600.0 million of 5.75% Senior Notes due in 2022 and the $125.0 million of Senior Floating Rate Notes due in 2015 of the Parent Company on a joint and several basis. The following tables present financial information about the Parent Company, Guarantor Subsidiaries and Non-Guarantor Subsidiaries in millions. Intercompany transactions are eliminated in the “Eliminations” column of the Supplemental Guarantor Condensed Financial Information tables.

Condensed Statements of Operations and Comprehensive Income (Loss) Information

Three Fiscal Months Ended March 28, 2014

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales:
Customers	$—	$475.7	$954.4	$—	$1,430.1
Intercompany	17.7	81.6	53.2	(152.5)	—

	17.7	557.3	1,007.6	(152.5)	1,430.1
Cost of sales	—	486.2	946.6	(134.8)	1,298.0

Gross profit	17.7	71.1	61.0	(17.7)	132.1
Selling, general and administrative expenses	14.8	41.5	82.1	(17.7)	120.7
Goodwill impairment charge	—	—	155.1	—	155.1
Indefinite-lived intangible asset impairment charge	—	—	93.4	—	93.4

Operating income (loss)	2.9	29.6	(269.6)	—	(237.1)
Other income (expense)	—	(2.9)	(94.8)	—	(97.7)
Interest income (expense):
Interest expense	(15.0)	(16.7)	(13.5)	17.8	(27.4)
Interest income	14.1	3.7	1.2	(17.8)	1.2

	(0.9)	(13.0)	(12.3)	—	(26.2)

Income (loss) before income taxes	2.0	13.7	(376.7)	—	(361.0)
Income tax (provision) benefit	(0.3)	(0.9)	22.6	—	21.4
Equity in net earnings of affiliated companies and subsidiaries	(317.1)	(329.9)	0.1	647.1	0.2

Net income (loss) including non-controlling interest	(315.4)	(317.1)	(354.0)	647.1	(339.4)
Less: net income (loss) attributable to non-controlling interest	—	—	(24.0)	—	(24.0)

Net income (loss) attributable to Company common shareholders	$(315.4)	$(317.1)	$(330.0)	$647.1	$(315.4)

Comprehensive income (loss):
Net income (loss)	$(315.4)	$(317.1)	$(354.0)	$647.1	$(339.4)
Currency translation gain (loss)	(9.8)	(9.8)	(8.1)	16.9	(10.8)
Defined benefit plan adjustments, net of tax	0.9	0.9	0.2	(1.1)	0.9

Comprehensive income (loss), net of tax	(324.3)	(326.0)	(361.9)	662.9	(349.3)

Comprehensive income (loss) attributable to non-controlling interest, net of tax	—	—	(25.0)	—	(25.0)

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(324.3)	$(326.0)	$(336.9)	$662.9	$(324.3)

Condensed Statements of Operations and Comprehensive Income (Loss) Information

Three Fiscal Months Ended March 29, 2013

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales:
Customers	$—	$610.2	$933.5	$—	$1,543.7
Intercompany	13.8	42.2	103.4	(159.4)	—

	13.8	652.4	1,036.9	(159.4)	1,543.7
Cost of sales	—	574.4	958.0	(145.6)	1,386.8

Gross profit	13.8	78.0	78.9	(13.8)	156.9
Selling, general and administrative expenses	10.9	49.7	77.3	(13.8)	124.1

Operating income (loss)	2.9	28.3	1.6	—	32.8
Other income (expense)	—	(1.3)	(51.4)	—	(52.7)
Interest income (expense):
Interest expense	(20.9)	(26.9)	(11.3)	29.6	(29.5)
Interest income	25.9	3.5	1.7	(29.6)	1.5

	5.0	(23.4)	(9.6)	—	(28.0)

Income (loss) before income taxes	7.9	3.6	(59.4)	—	(47.9)
Income tax (provision) benefit	(3.0)	(2.0)	8.8	—	3.8
Equity in net earnings of affiliated companies and subsidiaries	(50.6)	(52.2)	0.1	102.9	0.2

Net income (loss) including non-controlling interest	(45.7)	(50.6)	(50.5)	102.9	(43.9)
Less: preferred stock dividends	0.1	—	—	—	0.1
Less: net income (loss) attributable to non-controlling interest	—	—	1.8	—	1.8

Net income (loss) attributable to Company common shareholders	$(45.8)	$(50.6)	$(52.3)	$102.9	$(45.8)

Comprehensive income (loss):
Net income (loss)	$(45.7)	$(50.6)	$(50.5)	$102.9	$(43.9)
Currency translation gain (loss)	(4.2)	(4.2)	5.7	(0.9)	(3.6)
Defined benefit plan adjustments, net of tax	2.7	2.7	0.3	(3.0)	2.7
Change in fair value of derivatives, net of tax	(0.6)	(0.6)	—	0.7	(0.5)

Comprehensive income (loss), net of tax	(47.8)	(52.7)	(44.5)	99.7	(45.3)

Comprehensive income (loss) attributable to non-controlling interest, net of tax	—	—	2.5	—	2.5

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(47.8)	$(52.7)	$(47.0)	$99.7	$(47.8)

Condensed Balance Sheets Information

March 28, 2014

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$2.0	$313.8	$—	$315.8
Receivables, net of allowances	—	262.9	937.4	—	1,200.3
Inventories, net	—	492.6	835.7	—	1,328.3
Deferred income taxes	—	23.1	26.8	—	49.9
Prepaid expenses and other	1.9	29.2	87.1	—	118.2

Total current assets	1.9	809.8	2,200.8	—	3,012.5
Property, plant and equipment, net	0.6	226.4	849.1	—	1,076.1
Deferred income taxes	—	—	15.8	—	15.8
Intercompany accounts	1,284.6	519.5	44.8	(1,848.9)	—
Investment in subsidiaries	724.4	1,008.4	—	(1,732.8)	—
Goodwill	—	13.8	13.4	—	27.2
Intangible assets, net	—	15.1	69.4	—	84.5
Unconsolidated affiliated companies	—	7.9	10.9	—	18.8
Other non-current assets	13.3	33.6	26.7	—	73.6

Total assets	$2,024.8	$2,634.5	$3,230.9	$(3,581.7)	$4,308.5

Liabilities and Total Equity
Current liabilities:
Accounts payable	$—	$170.9	$804.2	$—	$975.1
Accrued liabilities	27.1	85.6	289.9	—	402.6
Current portion of long-term debt	—	—	285.6	—	285.6

Total current liabilities	27.1	256.5	1,379.7	—	1,663.3
Long-term debt	902.4	264.4	15.6	—	1,182.4
Deferred income taxes	175.4	(18.0)	58.2	—	215.6
Intercompany accounts	—	1,327.4	521.5	(1,848.9)	—
Other liabilities	1.2	79.8	156.2	—	237.2

Total liabilities	1,106.1	1,910.1	2,131.2	(1,848.9)	3,298.5
Redeemable non-controlling interest	—	—	16.7	—	16.7

Total Company shareholders’ equity	918.7	724.4	1,008.4	(1,732.8)	918.7

Non-controlling interest	—	—	74.6	—	74.6

Total liabilities and equity	$2,024.8	$2,634.5	$3,230.9	$(3,581.7)	$4,308.5

Condensed Balance Sheets Information

December 31, 2013

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$0.2	$2.2	$416.4	$—	$418.8
Receivables, net of allowances	—	258.5	913.2	—	1,171.7
Inventories, net	—	438.0	801.6	—	1,239.6
Deferred income taxes	—	23.3	26.9	—	50.2
Prepaid expenses and other	1.9	32.7	91.6	—	126.2

Total current assets	2.1	754.7	2,249.7	—	3,006.5
Property, plant and equipment, net	0.6	231.9	859.5	—	1,092.0
Deferred income taxes	—	—	15.8	—	15.8
Intercompany accounts	1,305.5	507.7	35.8	(1,849.0)	—
Investment in subsidiaries	1,050.4	1,332.3	—	(2,382.7)	—
Goodwill	—	13.7	170.9	—	184.6
Intangible assets, net	—	15.5	167.4	—	182.9
Unconsolidated affiliated companies	—	8.0	11.0	—	19.0
Other non-current assets	13.7	33.8	30.6	—	78.1

Total assets	$2,372.3	$2,897.6	$3,540.7	$(4,231.7)	$4,578.9

Liabilities and Total Equity
Current liabilities:
Accounts payable	$—	$118.5	$752.1	$—	$870.6
Accrued liabilities	13.8	103.9	317.2	—	434.9
Current portion of long-term debt	—	—	250.3	—	250.3

Total current liabilities	13.8	222.4	1,319.6	—	1,555.8
Long-term debt	902.0	225.0	9.6	—	1,136.6
Deferred income taxes	175.2	(19.4)	78.0	—	233.8
Intercompany accounts	—	1,339.7	509.3	(1,849.0)	—
Other liabilities	1.1	79.5	175.3	—	255.9

Total liabilities	1,092.1	1,847.2	2,091.8	(1,849.0)	3,182.1
Redeemable non-controlling interest	—	—	17.0	—	17.0

Total Company shareholders’ equity	1,280.2	1,050.4	1,332.3	(2,382.7)	1,280.2

Non-controlling interest	—	—	99.6	—	99.6

Total liabilities and equity	$2,372.3	$2,897.6	$3,540.7	$(4,231.7)	$4,578.9

Condensed Statements of Cash Flows Information

Three Fiscal Months Ended March 28, 2014

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net cash flows of operating activities	$15.6	$8.3	$(59.4)	$—	$(35.5)

Cash flows of investing activities:
Capital expenditures	—	(7.9)	(19.1)	—	(27.0)
Proceeds from properties sold	—	0.2	—	—	0.2
Other	—	(6.0)	6.1	—	0.1

Net cash flows of investing activities	—	(13.7)	(13.0)	—	(26.7)

Cash flows of financing activities:
Dividends paid to shareholders	(9.0)	—	—	—	(9.0)
Intercompany accounts	23.8	(31.7)	7.9	—	—
Proceeds from other debt	—	308.6	292.4	—	601.0
Repayments of other debt	—	(269.3)	(242.6)	—	(511.9)
Repurchase of common shares	(30.7)	—	—		(30.7)
Proceeds from exercise of stock options	0.1	—	—	—	0.1

Net cash flows of financing activities	(15.8)	7.6	57.7	—	49.5

Effect of exchange rate changes on cash and cash equivalents	—	(2.4)	(87.9)	—	(90.3)

Increase (decrease) in cash and cash equivalents	(0.2)	(0.2)	(102.6)	—	(103.0)
Cash and cash equivalents — beginning of period	0.2	2.2	416.4	—	418.8

Cash and cash equivalents — end of period	$—	$2.0	$313.8	$—	$315.8

Condensed Statements of Cash Flows Information

Three Fiscal Months Ended March 29, 2013

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net cash flows of operating activities	$31.9	$(63.9)	$(148.0)	$—	$(180.0)

Cash flows of investing activities:
Capital expenditures	—	(8.0)	(18.7)	—	(26.7)
Proceeds from properties sold	—	0.1	—	—	0.1
Acquisitions, net of cash acquired	—	—	—	—	—
Other	—	(4.5)	4.7	—	0.2

Net cash flows of investing activities	—	(12.4)	(14.0)	—	(26.4)

Cash flows of financing activities:
Dividends paid to shareholders	(0.1)	—	—	—	(0.1)
Excess tax benefits (deficiencies) from stock-based compensation	0.1	—	—	—	0.1
Intercompany accounts	(40.4)	65.1	(24.7)	—	—
Proceeds from other debt	—	0.8	298.2	—	299.0
Repayments of other debt	—	(0.8)	(203.7)	—	(204.5)
Dividends paid to non-controlling interests	—	—	(0.3)	—	(0.3)
Proceeds from exercise of stock options	0.5	—	—	—	0.5

Net cash flows of financing activities	(39.9)	65.1	69.5	—	94.7

Effect of exchange rate changes on cash and cash equivalents	—	(9.5)	(16.7)	—	(26.2)

Increase (decrease) in cash and cash equivalents	(8.0)	(20.7)	(109.2)	—	(137.9)
Cash and cash equivalents — beginning of period	65.3	44.2	512.8		622.3

Cash and cash equivalents — end of period	$57.3	$23.5	$403.6	$—	$484.4

Intercompany Activity

The Parent Company and its Guarantor Subsidiaries participate in a cash pooling program. As part of this program, cash balances are generally swept on a daily basis between the Guarantor Subsidiaries’ bank accounts and those of the Parent Company. There are a significant number of the Company’s subsidiaries that participate in this cash pooling arrangement and there are thousands of transactions per week that occur between the Parent Company and Guarantor Subsidiaries, all of which are accounted for through the intercompany accounts.

Parent Company transactions include interest, dividend, tax payments and intercompany sales transactions related to administrative costs incurred by the Parent Company, which are billed to Guarantor Subsidiaries on a cost-plus basis. These costs are reported in the Parent’s “Selling, general and administrative expenses” on the Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) Information for the respective period(s). All intercompany transactions are presumed to be settled in cash when they occur and are included in operating activities on the statement of cash flows. Non-operating cash flow changes have been classified as financing activities beginning in 2009.

A summary of cash and non-cash transactions of the Parent Company’s intercompany account is provided below for the three fiscal months ended March 28, 2014 and the twelve months ended December 31, 2013:

(in millions)	March 28, 2014	December 31, 2013
Beginning Balance	$1,305.5	$1,566.7
Non-cash transactions
Deferred tax	—	7.1
Equity based awards	2.9	11.7
Foreign currency and other	—	—
Cash transactions	(23.8)	(280.0)

Ending Balance	$1,284.6	$1,305.5

Dividends

There were no cash dividend payments to the Parent Company from the Guarantor Subsidiaries in the three fiscal months ended March 28, 2014 or March 29, 2013.

Parent Company Long-Term Debt

At March 28, 2014 and December 31, 2013, the Parent Company was party to the following long-term financing arrangements:

(in millions)	March 28, 2014	December 31, 2013
5.75% Senior Notes due 2022	$600.0	$600.0
Subordinated Convertible Notes due 2029	429.5	429.5
Debt discount on Subordinated Convertible Notes due 2029	(261.1)	(261.5)
0.875% Convertible Notes due 2013	—	—
Debt discount on 0.875% Convertible Notes due 2013	—	—
Senior Floating Rate Notes	125.0	125.0
Other	9.0	9.0

Total Parent Company debt	902.4	902.0
Less current maturities	—	—

Parent Company Long-term debt	$902.4	$902.0

(in millions)	Q1 2015	Q1 2016	Q1 2017	Q1 2018	Q1 2019
Debt maturities twelve month period ending	$—	$125.0	$—	$—	$—

For long-term debt related to the Parent Company, refer to Note 8 “Long-Term Debt” of the Notes to the Condensed Consolidated Financial Statements.

Commitments and Contingencies

For contingencies and guarantees related to the Parent Company, refer to Note 18 “Commitments and Contingencies” of the Notes to the Condensed Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

General Cable Corporation

Highland Heights. KY

We have audited the accompanying consolidated balance sheets of General Cable Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in total equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also include the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Cable Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2014 (not included herein) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Cincinnati, Ohio

March 3, 2014

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions, except per share data)

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Net sales	$6,421.2	$6,059.5	$5,808.2
Cost of sales	5,717.5	5,434.6	5,213.9

Gross profit	703.7	624.9	594.3
Selling, general and administrative expenses	492.0	425.5	379.7

Operating income	211.7	199.4	214.6
Other income (expense)	(66.7)	(2.9)	(31.7)
Interest income (expense):
Interest expense	(124.9)	(106.8)	(99.2)
Interest income	6.9	6.5	7.7
Loss on extinguishment of debt	—	(9.3)	—

	(118.0)	(109.6)	(91.5)

Income before income taxes	27.0	86.9	91.4
Income tax provision	(38.8)	(78.6)	(38.6)
Equity in net earnings of affiliated companies	1.7	1.7	2.9

Net income (loss) including noncontrolling interest	(10.1)	10.0	55.7
Less: preferred stock dividends	0.3	0.3	0.3
Less: net income (loss) attributable to noncontrolling interest	7.7	5.7	0.9

Net income (loss) attributable to Company common shareholders	$(18.1)	$4.0	$54.5

EPS
Earnings (losses) per common share-basic	$(0.37)	$0.08	$1.05

Weighted average common shares-basic	49.4	49.7	51.9

Earnings (losses) per common share-assuming dilution	$(0.37)	$0.08	$1.02

Weighted average common shares-assuming dilution	49.4	51.1	53.7

Comprehensive income (loss):
Net income (loss)	$(10.1)	$10.0	$55.7
Currency translation gain (loss)	(46.9)	9.9	(60.6)
Defined benefit plan adjustments, net of tax $16.8 million in 2013, $7.3 million in 2012 and $12.2 million in 2011	32.0	(21.3)	(18.0)
Change in fair value of derivatives, net of tax $0.2 million in 2013, $3.0 million in 2012 and $8.2 million in 2011	0.3	6.0	(37.6)

Comprehensive income (loss), net of tax	$(24.7)	$4.6	$(60.5)

Comprehensive income (loss) attributable to noncontrolling interest, net of tax	0.6	7.5	(5.1)

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(25.3)	$(2.9)	$(55.4)

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions, except share data)

	Dec 31, 2013	Dec 31, 2012
Assets
Current Assets:
Cash and cash equivalents	$418.8	$622.3
Receivables, net of allowances of $39.2 million in 2013 and $38.3 million in 2012	1,171.7	1,182.1
Inventories	1,239.6	1,273.6
Deferred income taxes	50.2	39.5
Prepaid expenses and other	126.2	133.0

Total current assets	3,006.5	3,250.5
Property, plant and equipment, net	1,092.0	1,193.9
Deferred income taxes	15.8	12.8
Goodwill	184.6	187.6
Intangible assets, net	182.9	202.9
Unconsolidated affiliated companies	19.0	18.9
Other non-current assets	78.1	66.0

Total assets	$4,578.9	$4,932.6

Liabilities and Total Equity
Current Liabilities:
Accounts payable	$870.6	$1,003.0
Accrued liabilities	434.9	496.1
Current portion of long-term debt	250.3	511.2

Total current liabilities	1,555.8	2,010.3
Long-term debt	1,136.6	938.9
Deferred income taxes	233.8	223.9
Other liabilities	255.9	292.7

Total liabilities	3,182.1	3,465.8

Commitments and Contingencies
Redeemable noncontrolling interest	17.0	18.6
Total Equity:
Redeemable convertible preferred stock, at redemption value (liquidation preference of $50.00 per share):
Shares outstanding — 0 in 2013 and 76,002 in 2012	—	3.8
Common stock, $0.01 par value, issued and outstanding shares:
2013 — 49,598,653 (net of 9,211,857 treasury shares) 2012 — 49,693,532 (net of 8,738,094 treasury shares)	0.6	0.6
Additional paid-in capital	699.6	676.7
Treasury stock	(155.3)	(137.0)
Retained earnings	847.4	892.2
Accumulated other comprehensive income (loss)	(112.1)	(104.6)

Total Company shareholders’ equity	1,280.2	1,331.7
Noncontrolling interest	99.6	116.5

Total equity	1,379.8	1,448.2

Total liabilities and equity	$4,578.9	$4,932.6

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in millions)

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Cash flows of operating activities:
Net income including noncontrolling interest	$(10.1)	$10.0	$55.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132.6	115.2	111.6
Amortization on restricted stock awards	0.9	2.2	3.4
Foreign currency exchange (gain) loss	56.0	5.8	12.8
Loss on extinguishment of debt	—	9.3	—
Non-cash asset impairment charge	14.0	—	—
Convertible debt instruments noncash interest charges	21.9	22.1	20.7
Deferred income taxes	(1.4)	10.6	7.4
Excess tax (benefits) deficiencies from stock-based compensation	—	0.6	(1.0)
(Gain) loss on disposal of property	3.9	2.1	(2.6)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
(Increase) decrease in receivables	(29.3)	35.1	(53.9)
(Increase) decrease in inventories	14.4	105.9	(180.1)
(Increase) decrease in other assets	(8.9)	(31.9)	(3.0)
Increase (decrease) in accounts payable, accrued and other liabilities	(155.8)	(14.4)	126.8

Net cash flows of operating activities	38.2	272.6	97.8

Cash flows of investing activities:
Capital expenditures	(89.1)	(108.6)	(121.5)
Proceeds from properties sold	0.4	4.5	6.5
Acquisitions, net of cash acquired	(6.9)	(286.5)	—
Other	1.0	0.3	0.3

Net cash flows of investing activities	(94.6)	(390.3)	(114.7)

Cash flows of financing activities:
Dividends paid to shareholders	(27.0)	(0.3)	(0.3)
Excess tax benefits (deficiencies) from stock-based compensation	—	(0.6)	1.0
Proceeds from other debt	1,645.3	1,473.6	1,891.4
Repayments of other debt	(1,357.6)	(1,560.8)	(1,835.8)
Issuance of long term debt	—	600.0	—
Settlement of long term debt including fees and expenses	(355.0)	(217.7)	—
Purchase of non-controlling interest	(4.0)	—	—
Dividends paid to non-controlling interest	(5.3)	(3.5)	(3.8)
Repurchase of common shares	(19.5)	(1.2)	(62.5)
Proceeds from exercise of stock options	0.7	0.1	1.5

Net cash flows of financing activities	(122.4)	289.6	(8.5)

Effect of exchange rate changes on cash and cash equivalents	(24.7)	16.3	0.8

Increase (decrease) in cash and cash equivalents	(203.5)	188.2	(24.6)
Cash and cash equivalents — beginning of year	622.3	434.1	458.7

Cash and cash equivalents — end of year	$418.8	$622.3	$434.1

Supplemental Information
Cash paid during the year for:
Income tax payments	$33.5	$38.8	$33.5

Interest paid	$93.6	$64.5	$63.2

Non-cash investing and financing activities:
Capital expenditures included in accounts payable	$23.3	$27.4	$40.1

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Total Equity

(dollars in millions, share amounts in thousands)

		General Cable Total Equity
	Total Equity	Preferred Stock		Common Stock		Add’l Paid in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total GCC Equity	Noncontrolling Interest
		Shares	Amount	Shares	Amount
Balance, December 31, 2010	$1,552.4	76	$3.8	52,116	$0.6	$652.8	$(74.0)	$833.7	$12.8	$1,429.7	$122.7
Comprehensive income (loss)	(60.5)							54.8	(110.2)	(55.4)	(5.1)
Preferred stock dividend	(0.3)							(0.3)		(0.3)
Issuance of nonvested shares				—
Stock option and RSU expense	8.3					8.3				8.3
Exercise of stock options	1.5			122	—	1.5				1.5
Treasury shares related to nonvested stock vesting	(0.5)			(13)			(0.5)			(0.5)
Amortization of nonvested shares	3.4					3.4				3.4
Excess tax benefits (deficiencies) from stock-based compensation	1.0					1.0				1.0
Dividends paid to non-controlling interest	(3.8)										(3.8)
Repurchase of common shares	(62.5)			(2,529)			(62.5)			(62.5)
Other	(1.1)			2	—	(0.3)	0.5			0.2	(1.3)

Balance, December 31, 2011	$1,437.9	76	$3.8	49,698	$0.6	$666.7	$(136.5)	$888.2	$(97.4)	$1,325.4	$112.5

Comprehensive income (loss)	4.6							4.3	(7.2)	(2.9)	7.5
Preferred stock dividend	(0.3)							(0.3)		(0.3)
Stock option and RSU expense	10.0					10.0				10.0
Exercise of stock options	0.1			14	—	0.1				0.1
Treasury shares related to nonvested stock vesting	(0.8)			(25)			(0.8)			(0.8)
Amortization of nonvested shares	2.3					2.3				2.3
Excess tax benefits (deficiencies) from stock-based compensation	(0.6)					(0.6)				(0.6)
Dividends paid to non-controlling interest	(3.5)										(3.5)
Repurchase of common shares	(1.2)			(50)			(1.2)			(1.2)
Other	(0.3)			56	—	(1.8)	1.5			(0.3)	—

Balance, December 31, 2012	$1,448.2	76	$3.8	49,693	$0.6	$676.7	$(137.0)	$892.2	$(104.6)	$1,331.7	$116.5

Comprehensive income (loss)	(24.7)							(17.8)	(7.5)	(25.3)	0.6
Common stock dividends paid ($ 0.54 per share)	(26.7)							(26.7)		(26.7)
Preferred stock dividends paid	(0.3)							(0.3)		(0.3)
Stock option and RSU expense	12.0					12.0				12.0
Exercise of stock options	0.6			51		(0.1)	0.7			0.6
Treasury shares related to nonvested stock vesting	(1.0)			(32)			(1.0)			(1.0)
Amortization of nonvested shares	1.0					1.0				1.0
Excess tax benefits (deficiencies) from stock-based compensation	(0.7)					(0.7)				(0.7)
Purchase of non-controlling interest	(4.0)					8.2				8.2	(12.2)
Dividends paid to non-controlling interest	(5.3)									—	(5.3)
Repurchase of shares	(19.5)			(597)			(19.5)			(19.5)
Conversion of Preferred Stock	—	(76)	$(3.8)	384		3.8				—
Other	0.2			99		(1.3)	1.5			0.2

Balance, December 31, 2013	$1,379.8	—	$—	49,598	$0.6	$699.6	$(155.3)	$847.4	$(112.1)	$1,280.2	$99.6

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. General

General Cable Corporation (the Company) is a global leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for use in the energy, industrial, construction, specialty and communications markets. The Company sells copper, aluminum and fiber optic wire and cable products worldwide. The Company’s operations are divided into three reportable segments: North America, Europe and Mediterranean and Rest of World (ROW) which consists of operations in Latin America, Sub-Saharan Africa, the Middle East and Asia Pacific. As of December 31, 2013, General Cable operated 56 manufacturing facilities, which includes 4 facilities owned by companies in which the Company has an equity investment, in 25 countries with regional distribution centers around the world in addition to the corporate headquarters in Highland Heights, Kentucky.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of wholly-owned subsidiaries, majority-owned controlled subsidiaries and variable interest entities where the Company is the primary beneficiary. The Company records its investment in each unconsolidated affiliated Company (generally 20-50 percent ownership in which it has the ability to exercise significant influence) at its respective equity in net assets. Other investments (less than 20 percent ownership) are recorded at cost. All intercompany transactions and balances among the consolidated companies have been eliminated.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include valuation allowances for accounts receivable and deferred income taxes; legal, environmental and asbestos liabilities; uncertain tax positions; assets and obligations related to pension and other postretirement benefits; business combination accounting and related purchase accounting valuations; goodwill and intangible valuations; financial instruments; self-insured workers’ compensation and health insurance reserves; and revenue recognized under the percentage-of-completion method. There can be no assurance that actual results will not differ from these estimates.

Historically, the Company has not experienced material changes in estimates as it relates to the revenue recognized under the percentage of completion method. However, in the fourth quarter of 2012 changes in estimates across all submarine turnkey projects in the European segment resulted in a reduction to gross profit of $27.5 million, with $20.8 million of the reduction associated with one certain submarine turnkey project at the Company’s German submarine power cable manufacturing facility. Equipment failure at the German facility resulted in costs, for this particular project, related to cable damage, equipment repairs and ship rental of $13.3 million. Further revision of this project’s profitability, due to changes in estimates, resulted in a reduction of margin by $7.5 million. There was no material impact to gross profit as a result of changes in estimates related to revenue recognition under the percentage of completion method in 2013 or 2011.

Revenue Recognition

The majority of the Company’s revenue is recognized when goods are shipped to the customer, title and risk of loss are transferred, pricing is fixed and determinable and collectability is reasonably assured. Most revenue transactions represent sales of inventory. A provision for payment discounts, product returns, warranty and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized. A portion of the Company’s revenue consists of long-term product installation contract revenue that is recognized based on the percentage-of-completion method generally based on the cost-to-cost method if there are reasonably reliable estimates of total revenue, total cost, and the extent of progress toward completion; and there is an enforceable agreement between parties who can fulfill their contractual obligations. The Company reviews contract price and cost estimates periodically as the work progresses and reflects adjustments proportionate to the percentage-of-completion to income in the period when those estimates are revised. For these contracts, if a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full in the period when determined.

Stock-Based Compensation

The Company has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. All share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based on their fair values. The appropriate fair value model is used for valuing share-based payments and in determining the amortization method for the compensation cost for new awards, and to awards modified, repurchased or canceled after January 1, 2006. Information on General Cable’s equity compensation plans and additional information on compensation costs from stock-based compensation are described in Notes 13 and 14.

Earnings Per Share

Earnings per common share-basic is determined by dividing net income applicable to common shareholders by the weighted average number of common shares-basic outstanding. Earnings per common share-assuming dilution is computed based on the weighted average number of common shares-assuming dilution outstanding which gives effect (when dilutive) to stock options, other stock-based awards, the assumed conversion of the Subordinated Convertible Notes, if applicable, and other potentially dilutive securities. Refer to discussion in Note 16 - Earnings Per Common Share.

Foreign Currency Translation

For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at spot exchange rates at the end of the period. Foreign currency translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in total equity. The effects of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) within other income (expense) in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Accounts Receivable

The accounts receivable balance is recorded at the stated amount, less allowances for doubtful accounts, price discounts, and returns. At the time of the sale and at each quarter, the Company evaluates the accounts receivable balance to determine a best estimate for doubtful accounts, price discounts, and returns. The Company reviews general historical trends in the account, customer overdue balances, high risk accounts that have been specifically identified based on historical and current customer patterns, contractual obligations, and current economic conditions to determine an estimate for these allowances.

Inventories

Approximately 85% of the Company’s inventories are valued using the average cost method and all remaining inventories are valued using the first-in, first-out (FIFO) method. All inventories are stated at the lower of cost or market value.

The Company has consignment inventory at certain of its customer locations for purchase and use by the customer or other parties. General Cable retains title to the inventory and records no sale until it is ultimately sold either to the customer storing the inventory or to another party. In general, the value and quantity of the consignment inventory is verified by General Cable through either cycle counting or annual physical inventory counting procedures.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Costs assigned to property, plant and equipment relating to acquisitions are based on estimated fair values at the acquired date. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: new buildings, from 15 to 50 years; and machinery, equipment and office furnishings, from 2 to 20 years. Leasehold improvements are depreciated over the life of the lease or over the useful life if shorter. The Company’s manufacturing facilities perform major maintenance activities during planned shutdown periods which traditionally occur in July and December, and costs related to major maintenance activities are expensed as incurred.

The Company evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates events or changes in circumstances based mostly on actual historical operating results, but business plans, forecasts, general and industry trends and anticipated cash flows are also considered. Impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. The Company also continually evaluates the estimated useful lives of all long-lived assets and, when warranted, revises such estimates based on current events.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but are reviewed at least annually for impairment. Goodwill is allocated to various reporting units, which are generally an operating segment or one level below the operating segment. The Company compares the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of the goodwill. The impairment test for the Company’s indefinite-lived intangible assets involves comparing the fair value of the intangibles to their carrying values. If the carrying amount of an intangible asset with an indefinite life exceeds its fair value, an impairment loss would be recognized in the amount equal to the excess.

As noted, our annual impairment test for both goodwill and indefinite lived intangibles assets indicated there was no impairment. However, future changes in judgments, assumptions and estimates that are used in our annual impairment testing, including discount and tax rates, future cash flow projections, or the long term growth rate could result in significantly different estimates of fair value; therefore, such changes could materially affect the financial statements in any given year.

Intangible assets that are not deemed to have an indefinite life, principally customer relationships, are amortized over their useful lives based on the expected economic benefit consistent with the historical customer attrition rates.

Restructuring Accruals

Over the last several years, the Company has incurred expenses as a result of cost reduction efforts. The expenses primarily relate to employee termination benefits that are payable under local statutory requirements. In 2013 and 2012, the Company incurred $6.7 million and $7.5 million in charges related to actions taken at various operations in Europe to permanently reduce manufacturing personnel as well as severance expenses resulting from the recent North America acquisitions and the closure of a North American manufacturing facility. The liability was recorded in accordance with ASC 420—Exit Costs; when it is probable that a liability has been incurred and the amount of such liability is reasonably estimable. Management estimates must be applied to determine when it is appropriate to record restructuring accruals as well as assumptions in calculating the restructuring accruals as employees could choose to voluntarily leave the Company forfeiting termination benefits. To the extent these assumptions and estimates change the Company could have future subsequent adjustments to the accrual balance.

Warranty Accruals

The Company provides service and product warranty policies on certain of its products. In accordance with ASC 450—Contingencies, the Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience. Management estimates must be applied in determining the probability of specific claims as well as determining if the historical claims data will be indicative of future warranty claims. Adjustments are made to the accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues.

Long-Term Debt

In accordance with ASC 470—Debt, convertible debt instruments that may be settled in cash or other assets, or partially in cash, upon conversion, are separately accounted for as long-term debt and equity components (or conversion feature). The accounting applies to the Subordinated Convertible Notes. The debt component represents the Company’s contractual obligation to pay principal and interest and the equity component represents the Company’s option to convert the debt security into equity of the Company or the equivalent amount of cash. Upon issuance the Company allocated the debt component on the basis of the estimated fair value of an identical debt instrument that it would issue excluding the convertible option and the remaining proceeds are allocated to the equity component. The bifurcation of the debt and equity components resulted in a debt discount for each of the aforementioned notes. In accordance with ASC 470—Debt, the Company uses the interest method to amortize the debt discount to interest expense over the amortization period which is the expected life of the debt.

Derivative Financial Instruments

It is the company’s policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. Derivative financial instruments are utilized to manage interest rate, commodity and foreign currency risk. ASC 815—Derivatives and Hedging, as amended, requires that all derivatives be recorded on the balance sheet at fair value. At December 31, 2013 there were no derivatives that were designated as cash flow hedges.

Forward Pricing Agreements for Purchases of Copper and Aluminum

In the normal course of business, the Company enters into forward pricing agreements for purchases of copper and aluminum to match certain sales transactions. The Company accounts for these forward pricing arrangements under the “normal purchases and normal sales” scope exemption because these arrangements are for purchases of copper and aluminum that will be delivered in quantities expected to be used by the Company over a reasonable period of time in the normal course of business. For these arrangements, it is probable at the inception and throughout the life of the arrangements that the arrangements will not settle net and will result in physical delivery of the inventory. The Company expects to recover the cost of copper and aluminum under these agreements as a result of firm sales price commitments with customers. Refer to Note 10—Financial Instruments.

Fair Value of Financial Instruments

The Company carries derivative assets, derivative liabilities and marketable equity securities held in rabbi trust as part of the Company’s deferred compensation plan at fair value. The Company determines the fair market value of its financial instruments based on the fair value hierarchy established in ASC 820—Fair Value Measurement.

Pension Plans

The Company provides retirement benefits through contributory and non-contributory qualified and non-qualified defined benefit pension plans covering eligible domestic and international employees as well as through defined contribution plans and other postretirement benefits. Benefits under General Cable’s qualified U.S. defined benefit pension plan generally are based on years of service multiplied by a specific fixed dollar amount, and benefits under the Company’s qualified non-U.S. defined benefit pension plans generally are based on years of service and a variety of other factors that can include a specific fixed dollar amount or a percentage of either current salary or average salary over a specific period of time. The amounts funded for any plan year for the qualified U.S. defined benefit pension plan are neither less than the minimum required under federal law nor more than the maximum amount deductible for federal income tax purposes. General Cable’s non-qualified unfunded U.S. defined benefit pension plans include a plan that provides defined benefits to select senior management employees beyond those benefits provided by other programs. The Company’s non-qualified unfunded non-U.S. defined benefit pension plans include plans that provide retirement indemnities to employees within the Company’s Europe and Mediterranean and ROW businesses. Pension obligations for the non-qualified unfunded defined benefit pension plans are provided by provisions in the Consolidated Balance Sheet and are based on local practices and regulations of the respective countries. General Cable makes cash contributions for the costs of the non-qualified unfunded defined benefit pension plans as the benefits are paid.

Self-insurance

The Company is self-insured for certain employee medical benefits, workers’ compensation benefits, environmental and asbestos-related issues. The Company purchased stop-loss coverage in order to limit its exposure to any significant level of workers’ compensation claims in 2013 and 2012. Certain insurers are also partly responsible for coverage on many of the asbestos-related issues (refer to Note 18—Commitments and Contingencies for information relating to the release of one of these insurers during 2006). Self-insured losses are accrued based upon estimates of the aggregate liability for uninsured claims incurred using the Company’s historical claims experience.

Concentration of Risk

General Cable sells a broad range of products globally. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers, including members of buying groups, composing General Cable’s customer base. General Cable customers generally receive a 30 to 60 day payment period on purchases from the Company, with certain exceptions in European, Mediterranean and Asian markets. Certain automotive aftermarket customers of the Company receive payment terms ranging from 45 days to 360 days, which is common in this particular market. Ongoing credit evaluations of customers’ financial condition are performed, and generally, no collateral is required. General Cable maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. Certain subsidiaries also maintain credit insurance for certain customer balances. Bad debt expense associated with uncollectible accounts for the years ended December 31, 2013, 2012 and 2011 was $9.4 million, $21.9 million and $4.4 million, respectively.

In North America, the Company has centralized the purchasing of its copper, aluminum and other significant raw materials to capitalize on economies of scale and to facilitate the negotiation of favorable purchase terms from suppliers. In 2013, the Company’s largest supplier of copper rod accounted for approximately 95% of its North American copper purchases while the largest supplier of aluminum rod accounted for approximately 50% of its North American aluminum purchases. The Company’s European operations purchase copper and aluminum rod from many suppliers or brokers with each generally providing a small percentage of the total copper and aluminum rod purchased. The Company’s ROW segment internally produces the majority of its copper and aluminum rod production needs and obtains cathode and ingots from various suppliers with each supplier generally providing a small percentage of the total copper and aluminum rod purchased for operations in this segment.

In addition, Venezuela has foreign exchange and price controls which have historically limited the Company’s ability to convert bolivars to U.S. dollar and transfer funds out of Venezuela. In Venezuela, government restrictions on the transfer of cash out of the country have limited the Company’s ability to repatriate cash. Approximately 46% and 23% of the consolidated cash balance as of December 31, 2013 and December 31, 2012, respectively, was held in Venezuela. The operating cash flows attributable to Venezuela in 2013 is $97.4 million and $49.6 million for the years ended December 31, 2013 and 2012, respectively as compared to the Company’s operating cash flows of $38.2 million and $272.6 million for the years ended December 31, 2013 and 2012, respectively.

Also, in Venezuela at December 31, 2013, $37.6 million of requests of U.S. dollars to settle U.S. dollar denominated intercompany payables remained pending with CADIVI, which we expect will be settled at the 6.30 BsF per U.S. dollar rate. Approximately $22.4 million of the requested settlements have been pending up to 30 days, $15.1 million have been pending up to 180 days, and $0.1 million have pending over 180 days. Currency exchange controls in Venezuela continue to limit our ability to remit funds from Venezuela. We do not consider the net assets of Venezuela to be integral to our ability to service our debt and operational requirements.

Income Taxes

The Company is subject to income tax in numerous United States federal, state, and foreign jurisdictions. Significant judgments and estimates are inherent in determining the Company’s consolidated income tax expense, current tax payable, deferred tax assets and liabilities, and liabilities for uncertain tax positions. Future events such as changes in business conditions, tax legislation, tax audit resolutions, or foreign earnings repatriation plans could materially impact these estimates and the Company’s tax position.

Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. At December 31, 2013, the Company had recorded a net deferred tax liability of $168.8 million ($49.3 million net current deferred tax asset less $218.1 million net long term deferred tax liability). The valuation of deferred tax assets is dependent on, among other things, the ability of the Company to generate a sufficient level of future taxable income. In estimating future taxable income, the Company has considered both positive and negative evidence, such as historical and forecasted results of operations, including prior losses, and has considered the implementation of prudent and feasible tax planning strategies. As of December 31, 2013, the Company recorded a valuation allowance of $93.8 million to reduce deferred tax assets to the amount judged more likely than not to be realized. The Company has and will continue to review on a quarterly basis its assumptions and tax planning strategies, and, if the amount of the estimated realizable deferred tax assets is less than the amount currently on the balance sheet, the Company would reduce its deferred tax asset, recognizing a non-cash charge against reported earnings. Likewise, if the Company determines that a valuation allowance against a deferred tax asset is no longer appropriate, the adjustment to the valuation allowance would reduce income tax expense.

The Company operates in multiple jurisdictions with complex tax policies and regulations. In certain jurisdictions, the Company has taken tax positions that it believes are supportable, but which could be subject to challenge by the tax authorities. These tax positions are evaluated and liabilities for uncertain tax positions are established in accordance with the ASC 740—Income Taxes tax accounting guidance. The status of uncertain tax positions is reviewed in light of changing facts and circumstances, such as tax audits, rulings, and case law, and the related liabilities are adjusted accordingly.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line item in the consolidated balance sheet.

Shipping and Handling Costs

All shipping and handling amounts billed to a customer in a sales transaction are classified as revenue. Shipping and handling costs associated with storage and handling of finished goods and storage and handling of shipments to customers are included in cost of sales and totaled $163.5 million, $150.4 million and $137.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Advertising Expense

Advertising expense consists of expenses relating to promoting the Company’s products, including trade shows, catalogs, and e-commerce promotions, and is charged to expense when incurred. Advertising expense was $13.3 million, $10.7 million and $11.2 million in 2013, 2012 and 2011, respectively.

New Accounting Pronouncements

During the year ended December 31, 2013, the Company did not change any of its existing accounting policies that are expected to have a significant effect on the consolidated financial statements. The following accounting pronouncements were adopted and became effective with respect to the Company in 2013 or will become effective with respect to the Company in 2014:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02 (“ASU 2013-02”), “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends ASC 220, “Comprehensive Income.” The amended guidance requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for interim and annual periods beginning after December 15, 2012. The Company has adopted the provisions of ASU 2013-02 as required.

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities.” The amendments in this update require enhanced disclosures around financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. The Company provided the disclosures required by those amendments retrospectively for all comparative periods presented. We have adopted the required disclosure under this guidance with retrospective application as of January 1, 2013, see Note 10.

3. Acquisitions and Divestitures

Alcan Cable North America

On September 4, 2012, the Company completed the acquisition of the North American business of Alcan Cable North America for $151.0 million, subject to additional customary adjustments of $20.3 million as anticipated in the purchase agreement, primarily related to estimated working capital levels at closing. The Company paid $171.3 million in cash to the sellers at closing in consideration for the North American business and expensed $3.3 million in fees and expenses related to the acquisition, reported within SG&A.

Alcan Cable North America employs over 750 employees in North America and is a leading supplier of aluminum strip products and a leading supplier of both electrical and mechanical rod alloys around the globe. The acquisition was completed to create synergies, expand the range of product offerings, increase production capacity and complement the Company’s current investments in Mexico.

The following table represents the purchase price allocation based on the estimated fair values, or other measurements as applicable, of the assets acquired and the liabilities assumed, in millions:

September 4, 2012
Cash	$—
Accounts receivable (1) (2)	74.7
Inventories(2)	70.7
Property, plant and equipment	72.7
Intangible assets	5.9
Goodwill(2)	3.5
Other current and noncurrent assets	2.2

Total assets	$229.7

Current liabilities(2)	$57.1
Other liabilities	1.3

Total liabilities	$58.4

(1)	Accounts receivable is gross contractual value. As of the acquisition date, the fair value of accounts receivable approximated carrying value.
(2)	Final purchase price accounting includes immaterial adjustments to Goodwill and other working capital accounts of approximately $4.3 million.

The primary factors that contributed to the acquisition price in excess of the fair value of net assets acquired and the establishment of goodwill was the expansion of product lines and production capacity in the United States and Canada as well as the strategic benefit of adding additional presence in the Mexican market. The resulting goodwill is amortizable for tax purposes.

Productora de Cables Procables S.A.S. (“Procables”)

On October 1, 2012, the Company participated in a share subscription for 60% of the outstanding and issued shares of Procables . The existing shareholders immediately prior to the subscription (the “Sellers” or “Minority Shareholders”) maintained control of the remaining 40% of the shares. The Company contributed $27.4 million to Procables in exchange for its 60% ownership interest. Procables used $24.0 million of the proceeds from the subscription to reduce its then existing debt of $48.1 million. The Company and the Minority Shareholders also agreed to certain put and call options with regard to the remaining 40% interest in Procables retained by the Minority Shareholders. For a 36-month period commencing on the fifth anniversary of the closing date, the Minority Shareholders may exercise a put option to sell their entire 40% interest in Procables to the Company. The Company shall be irrevocably obligated to purchase the shares (the “Put Option”). In addition, the Company has a call option (the “Call Option”) to purchase the Minority Shareholders’ 40% interest in Procables, during the 36-month period commencing on the expiration of the Put Option period. The consideration to be exchanged, per share in the event of a Put Option or Call Option shall be the higher of the following (1) the final per share purchase price; or (2) a price per Share based on the Company’s enterprise value equal to seven times the average of its earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the two most recently audited year-end financial statements immediately prior to the option being exercised, minus the 12-month average Net Indebtedness of the Company for the most recent audited fiscal year (“EBITDA average”). Refer to Note 15—Redeemable Noncontrolling Interest for details of the put and call option. The Company expensed $0.6 million in fees and expenses related to the acquisition, reported within SG&A.

Procables employs over 500 employees, through its two manufacturing facilities in Bogota and Barranquilla, Colombia, and offers a broad range of wire and cable products, including low and medium voltage power cables, building wire, industrial, communications, and bare aluminum conductors as well as operating copper and aluminum rod mills. The acquisition of Procables was completed to enhance the Company’s presence in the Andean Region, create synergies, increase production capacity and complement the Company’s existing investments in ROW.

The following table represents the purchase price allocation based on the estimated fair values, or other measurements as applicable, of the assets acquired and the liabilities assumed, in millions:

October 1, 2012
Cash	$28.8
Accounts receivable (1)	28.2
Inventories	19.3
Property, plant and equipment	27.0
Intangible assets	10.6
Goodwill	3.7
Other current and noncurrent assets	4.4

Total assets	$122.0

Current liabilities	$67.8
Other liabilities	8.5

Total liabilities	$76.3

Redeemable noncontrolling interest	$18.3

(1)	Accounts receivable is gross contractual value. As of the acquisition date, the fair value of accounts receivable approximated carrying value.

The primary factor which contributed to an acquisition price in excess of the fair value of net assets acquired and the establishment of goodwill was the strategy to enhance the Company’s presence in this strategically important market in the Andean Region further solidifying the Company’s geographic coverage throughout the Americas which is one of the most extensive in the wire and cable industry. The resulting goodwill is not amortizable for tax purposes.

Prestolite Wire, LLC (“Prestolite”)

On November 2, 2012, the Company acquired Prestolite for $59.5 million. The operations include two manufacturing locations in Paragould, Arkansas and Nogales, Mexico. The Company expensed $0.6 million in fees and expenses related to the acquisition, reported within SG&A.

Through its manufacturing facilities in the United States and Mexico the business offers a broad range of wire and cable and wire harness products serving predominately transportation OEMs, tier 1 wire harness manufacturers and distribution customers. Prestolite employs over 700 employees.

The following table represents the purchase price allocation based on the estimated fair values, or other measurements as applicable, of the assets acquired and the liabilities assumed, in millions:

November 2, 2012
Cash	$0.7
Accounts receivable (1)	22.7
Inventories	17.3
Property, plant and equipment	24.6
Intangible assets	11.7
Goodwill	7.8
Other current and noncurrent assets	2.0

Total assets	$86.8

Current liabilities	$20.1
Other liabilities	7.2

Total liabilities	$27.3

(1)	Accounts receivable is gross contractual value. As of the acquisition date, the fair value of accounts receivable approximated carrying value.

The primary factors that contributed to the acquisition price in excess of the fair value of net assets acquired and the establishment of goodwill were the Company’s ability to strategically grow its business with existing customers to capitalize on greater opportunities to offer existing products to new markets, and strengthening of its market strategies for both new and existing specialty industrial OEM and distribution customers. A portion of the goodwill is amortizable for tax purposes.

Alcan Cable China

On December 3, 2012, the Company completed the acquisition of the Chinese business of Alcan Cable (“Alcan Cable China”), a related business of Alcan Cable North America, for $57.7 million. The Company expensed $1.1 million in fees and expenses related to the acquisition, reported within SG&A.

Alcan Cable China employs over 300 employees in China and was completed to create synergies, expand the range of product offerings, increase production capacity and complement the Company’s current investment in China.

The following table represents the purchase price allocation based on the estimated fair values, or other measurements as applicable, of the assets acquired and the liabilities assumed, in millions:

December 3, 2012
Cash	$8.4
Accounts receivable (1)	8.5
Inventories	20.5
Property, plant and equipment(2)	58.8
Intangible assets	—
Goodwill	—
Other current and noncurrent assets	0.2

Total assets	$96.4

Current liabilities	$18.6
Other liabilities(2)	20.1

Total liabilities	$38.7

(1)	Accounts receivable is gross contractual value. As of the acquisition date, the fair value of accounts receivable approximated carrying value.
(2)	Final purchase price accounting includes immaterial adjustments to Property, plant, and equipment and Other liabilities of approximately $20 million.

The following table presents selected financial information, in millions, except per share data, from the actual condensed consolidated results of operations for the Company for the year ended December 31, 2013, including the operations of the aforementioned acquisitions, and December 31, 2012, respectively, and presents selected financial information from unaudited pro forma condensed consolidated results of operations for the Company for the year ended December 31, 2013 and December 31, 2012, respectively, as though the acquisitions had been completed as of the beginning of that period. This pro forma information is intended to provide information regarding how the Company might have looked if the acquisition had occurred as of January 1, 2011. The pro forma adjustments represent management’s best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may actually have been required. Accordingly, the pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of the dates indicated or that may be achieved in the future.

	Year Ended December 31,
	2012	2012	2011	2011
	(as reported)	(unaudited pro forma)	(as reported)	(unaudited pro forma)
Net sales	$6,059.5	$6,804.3	$5,808.2	$6,776.8
Net income (loss) attributable to Company common shareholders	$4.0	$22.7	$54.5	$54.0
Earnings (loss) per common share — assuming dilution	$0.08	$0.44	$1.02	$1.01

The unaudited pro forma results are based on historical results of operations, adjusted for the allocation of purchase price and other acquisition accounting adjustments, and are not necessarily indicative of either future results of operations of results that might have been achieved had the acquisitions been completed on January 1, 2011. The unaudited pro forma financial information does not reflect any (i) integration costs that may be incurred as a result of the acquisition; (ii) synergies, operating efficiencies and costs savings that may result from the acquisition; or (iii) changes in commodities prices subsequent to the dates of such unaudited pro forma financial information. In addition, the unaudited pro forma financial information does not include any transition costs, restructuring costs or recognition of compensation expenses or other one-time charges that may be incurred in connection with integrating the operations of the Company and the acquired companies.

The Company also completed an acquisition in Brazil in 2012. The results of operations of the acquired business have been included in the Consolidated Financial Statements since the date of acquisition, and have been determined to be immaterial for disclosure purposes. There were no material acquisitions in the year ended December 31, 2013. There were no material acquisitions in the year ended December 31, 2011. There were no divestitures in the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

4. Other Income (Expense)

Other income and expense primarily includes foreign currency transaction gains or losses, which result from changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated as well as gains and losses on derivative instruments that are not designated as cash flow hedges. During 2013, 2012 and 2011, the Company recorded a $66.7 million loss, $2.9 million loss and a $31.7 million loss, respectively. For 2013, other expense was primarily attributable to $40.9 million related to the Venezuela currency devaluation, $3.9 million of foreign currency transaction losses which resulted from changes in exchange rates in the various regions in which the Company operates which include $17.0 million in foreign exchange gains related to copper imports in Venezuela that were approved at the 4.30 BsF per U.S. dollar rate prior to currency devaluation on February 13, 2013, and losses of $21.9 million on derivative instruments which were not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges. For 2012, other expense was primarily attributable to $4.5 million of foreign currency transaction losses which resulted from changes in exchange rates in the various countries in which the Company operates and gains of $1.6 million on derivative instruments that were not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges. For 2011, other expense was primarily attributable to the $24.4 million attributable to foreign currency transaction losses which resulted from changes in exchange rates in the various countries in which the Company operates and losses of $6.1 million on derivative instruments which were not designated as cash flow hedges and ineffectiveness on derivatives designated as cash flow hedges.

On February 13, 2013 the Venezuelan government announced the devaluation of its currency from 4.30 BsF per U.S. dollar to 6.30 BsF per U.S. dollar. Due to the impact of the devaluation of its currency by the Venezuelan government, the Company recorded a pre-tax charge of $40.9 million in the first quarter of 2013 primarily related to the remeasurement of the local balance sheet on the date of the devaluation at the 6.30 BsF per U.S. dollar rate. The functional currency of the Company’s subsidiary in Venezuela is the U.S. dollar. In the year ended December 31, 2013, Venezuela recorded foreign currency transaction gains of $17.0 million which resulted from copper imports in Venezuela that were approved at the 4.30 BsF per U.S. dollar rate prior to currency devaluation on February 13, 2013.

5. Inventories

Approximately 85% of the Company’s inventories are valued using the average cost method and all remaining inventories are valued using the first-in, first-out (FIFO) method. All inventories are stated at the lower of cost or market value.

(in millions)	Dec 31, 2013	Dec 31, 2012
Raw materials	$319.1	$332.0
Work in process	190.1	211.8
Finished goods	730.4	729.8

Total	$1,239.6	$1,273.6

At December 31, 2013 and 2012, the Company had approximately $32.5 million and $27.3 million, respectively of consignment inventory at locations not operated by the Company with approximately 87% and 92%, respectively, of the consignment inventory located throughout the United States and Canada.

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	Dec 31, 2013	Dec 31, 2012
Land	$120.8	$124.8
Buildings and leasehold improvements	372.6	375.3
Machinery, equipment and office furnishings	1,290.6	1,257.1
Construction in progress	46.3	77.5

Total — gross book value	1,830.3	1,834.7
Less accumulated depreciation	(738.3)	(640.8)

Total — net book value	$1,092.0	$1,193.9

Depreciation expense totaled $118.6 million, $102.5 million and $97.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In the second half of 2013 the Company’s executive management decided to no longer import building wire product into the United States manufactured in its Mexico unit (“Mexico”). This change is considered significant to the Mexican operation due to the associated revenue, profit and the influence on the overall results in Mexico from this United States business. This change coupled with pricing pressures in the Mexico market and a history of losses caused the Company to perform an asset impairment analysis of its Mexican business in accordance with ASC 360 “Property, Plant and Equipment”. Based on the results of the analysis, the Company recorded an impairment charge of $14.0 million in the third quarter of 2013.

The Mexico results are reported within the ROW reporting segment. The Mexico operations and assets include machinery and equipment which manufactures power cables, building wire and telephone cables. These three product lines have a significant amount of shared costs including advertising, sales force, data processing, accounting, and general management. The Company manages its business at a total Mexico level and has similar distribution methods. Therefore, based on the reporting structure, the lowest level of which identifiable cash flows that can be determined is the Mexico unit.

The Company developed its internal forward business plans and 2014 outlook under the guidance of new local and regional leadership to determine the undiscounted expected future cash flows derived from the Mexican long lived assets. Based on the internal projections developed by executive management, the Company determined that the undiscounted expected future cash flows were less than the carrying value of the assets. Since the undiscounted expected cash flows were less than the carrying value of the assets, the Company engaged a third party valuation firm to determine the amount of the impairment by determining the fair value of the Mexican long lived assets. To determine the fair value of these assets, the Company first estimated the future cash flows associated with the Mexico business based on management’s best estimates considering the likelihood of various outcomes. Subsequently, the Company performed an appraisal of the Mexican machinery and equipment and real property assets utilizing standard valuation approaches. Based on the results of the analysis, the Company recorded an impairment charge of $14.0 million in the third quarter of 2013.

7. Goodwill and Other Intangible Assets, net

The amounts of goodwill and indefinite-lived intangible assets were as follows in millions of dollars:

	Goodwill				Indefinite-lived assets — Trade names
	North	Europe and			North	Europe and
	America	Mediterranean	ROW	Total	America	Mediterranean	ROW	Total
Balance, December 31, 2011	$2.3	$2.3	$166.8	$171.4	$2.4	$0.5	$132.2	$135.1
Acquisitions	11.6	—	3.7	15.3	—	—	—	—
Currency translation and other adjustments	(0.3)	(0.1)	1.3	0.9	—	—	0.7	0.7

Balance, December 31, 2012	$13.6	$2.2	$171.8	$187.6	$2.4	$0.5	$132.9	$135.8
Acquisitions	—	—	—	—	—	—	—	—
Currency translation and other adjustments	4.0	(0.2)	(6.8)	(3.0)	—	—	(5.0)	(5.0)

Balance, December 31, 2013	$17.6	$2.0	$165.0	$184.6	$2.4	$0.5	$127.9	$130.8

Acquisitions in the North America segment during 2012 include goodwill of $3.5 million related to the acquisition of Alcan Cable North America, $7.8 million related to the acquisition of Prestolite and $0.3 million related to immaterial acquisitions. The Procables acquisition resulted in $3.7 million of goodwill in the ROW segment in 2012.

The amounts of other intangible assets were as follows in millions of dollars:

	Dec 31, 2013	Dec 31, 2012
Amortized intangible assets:
Amortized intangible assets	$139.5	$140.1
Accumulated amortization	(85.8)	(73.3)
Foreign currency translation adjustment	(1.6)	0.3

Total Amortized intangible assets	$52.1	$67.1

Amortized intangible assets are stated at cost less accumulated amortization as of December 31, 2013 and 2012. As part of the acquisitions of Alcan Cable North America and Prestolite, the Company acquired certain customer relationships for which the fair market value as of September 4, 2012 and November 2, 2012 were $5.9 million and $11.7 million, respectively. Customer relationships have been determined to have a useful life in the range of 7 to 12 years, and the Company has accelerated the amortization expense to align with the historical customer attrition rates. The approximate weighted average useful life of the amortized intangible assets is 10 years. In addition, the Procables acquisition includes intangibles of $10.6 million related to a favorable lease contract at one of the manufacturing facilities. The Company will recognize the expense over the life of the ten year lease.

The amortization of intangible assets in 2013, 2012 and 2011 was $12.5 million, $11.5 million, and $12.4 million, respectively. The estimated amortization expense for the next five years is in millions of dollars: 2014 — $11.7 million, 2015 — $10.7 million, 2016 — $9.8 million, 2017 — $7.3 million, and 2018 — $3.4 million and $9.2 million thereafter.

8. Accrued Liabilities

Accrued liabilities consisted of the following (in millions):

	Dec 31, 2013	Dec 31, 2012
Payroll related accruals	$83.8	$83.5
Customers deposits and prepayments	93.2	113.8
Taxes other than income	36.5	45.2
Customer rebates	50.6	59.2
Insurance claims and related expenses	21.1	20.1
Current and deferred income tax liabilities	21.9	21.6
Derivative liability	7.0	8.8
Other accrued liabilities	120.8	143.9

Total	$434.9	$496.1

Restructuring Accrual

The Company has incurred expenses as a result of cost reduction efforts in recent years. The expenses primarily relate to employee termination benefits that are payable under local statutory requirements. In 2013 and 2012, the Company incurred $6.7 million and $7.5 million in charges related to actions taken at various operations in Europe to permanently reduce manufacturing personnel as well as severance expenses resulting from the recent North America acquisitions and the closure of a North American manufacturing facility. Payments made in year ended December 31, 2013 were $4.6 million resulting in an accrual balance related to these actions of $2.5 million at December 31, 2013. The 2012 expenses were incurred and paid in 2012; therefore, the accrual balance at December 31, 2012 was immaterial. Other expenses related to routine employee reductions for cost savings initiatives throughout the globe, with the exception of the aforementioned severance plan, were immaterial.

Warranty Accrual

The warranty accrual balance at December 31, 2013, 2012, and 2011 was $14.1 million, $12.8 million and $11.5 million, respectively. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience. Adjustments are made to the accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues.

Changes in the carrying amount of the service and product warranty accrual is below (in millions):

Balance, December 31, 2011	$11.5
Net provisions for warranties issued	5.8
Payments related to the warranty accrual	(4.7)
Foreign currency translation	0.2

Balance, December 31, 2012	12.8
Net provisions for warranties issued	5.6
Net benefits for warranties existing at the beginning of the year	(3.9)
Payments related to the warranty accrual	(0.9)
Foreign currency translation	0.5

Balance, December 31, 2013	$14.1

9. Long-Term Debt

(in millions)	Dec 31, 2013	Dec 31, 2012
North America
5.75% Senior Notes due 2022	$600.0	$600.0
Subordinated Convertible Notes due 2029	429.5	429.5
Debt discount on Subordinated Convertible Notes due 2029	(261.5)	(263.0)
0.875% Convertible Notes due 2013	—	355.0
Debt discount on 0.875% Convertible Notes due 2013	—	(20.4)
Senior Floating Rate Notes	125.0	125.0
Revolving Credit Facility	225.0	—
Other	9.0	9.0
Europe and Mediterranean
Spanish Term Loan	—	14.6
Credit facilities	17.0	14.7
Uncommitted accounts receivable facilities	—	4.0
Other	10.3	11.7
ROW
Credit facilities	232.6	170.0

Total debt	1,386.9	1,450.1
Less current maturities	250.3	511.2

Long-term debt	$1,136.6	$938.9

At December 31, 2013, maturities of long-term debt during the twelve month periods beginning December 31, 2014 through December 31, 2018 and thereafter were $250.3 million, $129.3 million, $1.2 million, $0.9 million and $225.9 million, respectively, and $779.3 million thereafter.

The fair value of the Company’s long-term debt, as noted below, was estimated using quoted market prices where available. For long-term debt not actively traded, fair values were based on valuations from third-party banks and market quotations for similar types of borrowing arrangements.

5.75% Senior Notes due 2022

The Company’s 5.75% Senior Notes are summarized in the table below:

	5.75% Senior Notes
(in millions)	December 31, 2013	December 31, 2012
Face Value	$600.0	$600.0
Fair Value (Level 2)	588.0	619.5
Stated Interest Rate	5.75%	5.75%
Interest Payment	Semi-Annual: Apr 1 & Oct 1
Maturity Date	October 2022
Guarantee	Jointly and severally guaranteed by the Company’s wholly owned U.S. subsidiaries

		5.75% Senior Notes
	Beginning Date	Percentage
Call Option (1)	October 1, 2017	102.875%
	October 1, 2018	101.917%
	October 1, 2019	100.958%
	October 1, 2020 and thereafter	100.000%

(1)	The Company may, at its option, redeem the 5.75% Senior Notes on or after the stated beginning dates at percentages noted above (plus accrued and unpaid interest). Additionally, the Company, may on or prior to October 1, 2015 redeem in the aggregate up to 35% of the aggregate principal amount of 5.75% Senior Notes issued with the cash proceeds from one or more equity offerings, at a redemption price in cash equal to 105.75% of the principal plus accrued and unpaid interest so long as (i) at least 65% of the aggregate principal amount of the 5.75% Senior Notes issued remains outstanding immediately after giving effect to any such redemption; and (ii) notice of any such redemption is given within 60 days after the date of the closing of any such equity offering. In addition, at any time prior to October 1, 2017, the Company may redeem some or all of the 5.75% Senior Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, plus a make whole premium.

The 5.75% Senior Notes’ indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to (i) incur additional indebtedness and guarantee indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem the Company’s capital stock; (iii) purchase, redeem or retire debt; (iv) issue certain preferred stock or similar equity securities; (v) make loans and investments; (vi) sell assets; (vii) incur liens; (viii) enter into transactions with affiliates; (ix) enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and (x) consolidate, merge or sell all or substantially all assets. However, these covenants are subject to exceptions and qualifications.

The 5.75% Senior Notes may also be repurchased at the option of the holders in connection with a change of control (as defined in the indenture governing the 5.75% Senior Notes) or in connection with certain asset sales.

Convertible Debt Instruments

The Company’s convertible debt instruments outstanding as of December 31, 2013 and 2012 were as follows:

	Subordinated Notes Due in		0.875% Convertible
	2029		Notes
(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Face value	$429.5	$429.5	$—	$355.0
Debt discount	(261.5)	(263.0)	—	(20.4)
Book value	168.0	166.5	—	334.6
Fair value (Level 1)	462.8	464.1	—	349.7
Maturity date	Nov 2029		Nov 2013
Stated annual interest rate	4.50% until Nov 2019 2.25% until Nov 2029		0.875% until Nov 2013
Interest payments	Semi-annually: May 15 & Nov 15		Semi-annually: May 15 & Nov 15

The 0.875% Convertible Notes were unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by the Company’s wholly-owned U.S. subsidiaries.

Subordinated Convertible Notes

The Company’s Subordinated Convertible Notes were issued on December 18, 2009 in the amount of $429.5 million. The notes and the common stock issuable upon conversion were registered on a Registration Statement on Form S-4, initially filed with the SEC on October 27, 2009, as amended and as declared effective by the SEC on December 18, 2009. At issuance, the Company separately accounted for the liability and equity components of the instrument, based on the Company’s nonconvertible debt borrowing rate on the instrument’s issuance date of 12.5%. At issuance, the liability and equity components were $162.9 million and $266.6 million, respectively. The equity component (debt discount) is being amortized to interest expense based on the effective interest method. There were no proceeds generated from the transaction and the Company incurred issuance fees and expenses of approximately $14.5 million as a result of the exchange offer which have been proportionately allocated to the liability and equity components of the new subordinate notes due in 2029. Additional terms have been summarized in the table below.

0.875% Convertible Notes

The Company’s 0.875% Convertible Notes issued in November 2006 in the amount of $355.0 million matured on November 15, 2013. The Company fully satisfied and extinguished these notes at maturity. The Company used cash on hand and borrowings under its Revolving Credit Facility to fund the retirement of the notes.

Beginning January 1, 2009, as discussed in Note 2—Summary of Significant Accounting Policies, the Company separately accounted for the liability and equity components of the instrument, retrospectively, based on the Company’s nonconvertible debt borrowing rate on the instrument’s issuance date of 7.35%. At issuance, the liability and equity components were $230.9 million and $124.1 million, respectively. The equity component (debt discount) is being amortized to interest expense based on the effective interest method. Key terms have been summarized in the table below.

The Company’s convertible debt instruments and terms are summarized in the tables below. For a discussion of the effects on earnings per share, refer to Note 16—Earnings Per Common Share.

Subordinated Notes due in 2029 (1)
Conversion Rights — The notes are convertible at the option of the holder into the Company’s common stock upon the occurrence of certain events, including	(i) during any calendar quarter commencing after March 31, 2010, in which the closing price of the Company’s common stock is greater than or equal to 130% of the conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter (establishing a contingent conversion price of $47.78);

(ii) during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of that period is less than 98% of the product of the closing sale price of the Company’s common stock and the applicable conversion rate;

(iii) certain distributions to holders of the Company’s common stock are made or upon specified corporate transactions including a consolidation or merger;

(iv) a fundamental change as defined; and

(v) at any time during the period beginning on August 31, 2029 and ending on the close of business on the business day immediately preceding the stated maturity date.

(vi) On or after November 15, 2019, the Company may redeem all or a part of the notes for cash at a price equal to 100% of the principal amount of the notes, plus interest, if the price of our common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during the 30 consecutive trading day period immediately preceding the date on which notice is given

Subordinated Notes due in 2029 (1)
Initial conversion rate	$36.75 per share — approximating 27.2109 shares per $1,000 principal amount of notes

Upon conversion	A holder will receive, in lieu of common stock, an amount of cash equal to the lesser of (i) the principal amount of the notes, or (ii) the conversion value, determined in the manner set forth in the indenture governing the notes, of a number of shares equal to the conversion rate.

If the conversion value exceeds the principal amount of the notes on the conversion date, the Company will also deliver, at the Company’s election, cash or common stock or a combination of cash and common stock with respect to the conversion value upon conversion.

If conversion occurs in connection with a “fundamental change” as defined in the notes indenture, the Company may be required to repurchase the notes for cash at a price equal to the principal amount plus accrued but unpaid interest.

If conversion occurs in connection with certain changes in control, the Company may be required to deliver additional shares of the Company’s common stock (a “make whole” premium) by increasing the conversion rate with respect to such notes.

Share issuable upon conversion	The Company may issue additional share up to 11,686,075 under almost all conditions and up to 14,315,419 under the “make-whole” premium

Guarantee	None

(1)	In the event of a “fundamental change” or exceeding the aforementioned average pricing thresholds, the Company would be required to classify the amount outstanding as a current liability.

7.125% Senior Notes and Senior Floating Rate Notes

	Senior Floating Rate Notes
(in millions)	Dec 31, 2013	Dec 31, 2012
Face value	$125.0	$125.0
Fair value (Level 1)	124.1	122.7
Interest rate	2.6%	2.7%
Interest payment	3-month LIBOR rate plus 2.375% Quarterly: Jan 1, Apr 1, Jul 1 & Oct 1
Maturity date	Apr 2015

Guarantee	Jointly and severally guaranteed by the Company’s wholly-owned U.S. subsidiaries
Call Option (1)	Beginning Date		Percentage	Beginning Date		Percentage
	April 1, 2012	—	103.563%	April 1, 2009	—	102.0%
	April 1, 2013	—	102.375%	April 1, 2010	—	101.0%
	April 1, 2014	—	101.188%	April 1, 2011	—	100.0%
	April 1, 2015	—	100.000%

(1)	The Company may, at its option, redeem the Senior Floating Rate Notes on or after the following dates and percentages (plus accrued and unpaid interest due)

The Notes’ indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to (i) pay dividends on, redeem or repurchase the Company’s capital stock; (ii) incur or guarantee additional indebtedness; (iii) make investments; (iv) create liens; (v) sell assets; (vi) engage in certain transactions with affiliates; (vii) create or designate unrestricted subsidiaries; and (viii) consolidate, merge or transfer all or substantially all assets. However, these covenants are subject to important exceptions and qualifications, one of which will permit the Company to declare and pay dividends or distributions so long as there is no default on the Notes and the Company meets certain financial conditions.

Proceeds from the Notes of $325.0 million, less approximately $7.9 million of cash payments for fees and expenses that are being amortized over the life of the Notes, were used to pay approximately $285.0 million for the 9.5% Senior Notes, $9.3 million for accrued interest on the 9.5% Senior Notes and $20.5 million for tender fees and the inducement premium on the 9.5% Senior Notes, leaving net cash proceeds of approximately $2.3 million which were used for general corporate purposes.

Asset-Based Revolving Credit Facility (“Revolving Credit Facility”)

On July 21, 2011, the Company entered into a $400 million Revolving Credit Facility, which was first amended in 2012 to increase the Facility size to $700 million and then subsequently amended and restated on September 6, 2013, to, among other things, increase the facility size to $1.0 billion, $630 million of which may be borrowed by the U.S. borrower, $300 million of which may be borrowed by the European borrowers and $70 million of which may be borrowed by the Canadian borrower. The Revolving Credit Facility contains restrictions including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. The Revolving Credit Facility provides the Company with flexibility and the restrictions in the Revolving Credit Facility generally only apply in the event that the Company’s availability under the Revolving Credit Facility falls below certain specific thresholds.

The Revolving Credit Facility has a maturity date of September 6, 2018. The Revolving Credit Facility includes a springing maturity concept. The springing maturity will automatically become December 31, 2014, which is applicable only if the Company’s Senior Floating Rate Notes due 2015 are not, within 90 days of their maturity, repaid or refinanced with indebtedness that matures or is mandatorily redeemable or is redeemable at the option of the holders thereof not earlier than the date that is 6 months after September 6, 2018 unless, if such notes are not repaid or refinanced, there is at least $100 million of availability and the fixed charge coverage ratio is not less than 1.15 to 1.00, in each case after giving pro forma effect to the repayment of such notes. The commitment amount under the Revolving Credit Facility may be increased by an additional $250 million, subject to certain conditions and approvals as set forth in the credit agreement. The Company capitalized $4.9 million in 2013, $2.3 million in 2012 and $4.8 million in 2011 in deferred financing costs in connection with the Revolving Credit Facility. The Revolving Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1.00 to 1.00 if availability under the Revolving Credit Facility is less than the greater of $100 million or 10% of the then existing aggregate lender commitment under the Revolving Credit Facility.

Indebtedness under our senior secured credit facility is secured by: (a) for US borrowings under the facility, a first priority security interest in substantially all of our domestic assets and, (b) for Canadian and European borrowings under the facility, a first priority security interest in substantially all of our domestic and Canadian assets and certain assets of our Spanish, French and German subsidiaries party to the facility. In addition, the lenders under our senior secured credit facility have received a pledge of (i) 100% of the equity interests in all of the Company’s domestic subsidiaries, and (ii) 65% of the voting equity interests in and 100% of the non-voting equity interests in certain of our foreign subsidiaries, including our Canadian subsidiaries and our Spanish, French and German subsidiaries party to the Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest at interest rate bases elected by the Company plus an applicable margin calculated quarterly based on the Company’s average availability as set forth in the credit agreement. The Revolving Credit Facility also requires the payment of a commitment fee equal to the available but unused commitments multiplied by an applicable margin of either 0.25% or 0.375% based on the average daily unused commitments.

The Company’s Revolving Credit Facility as of the respective dates is summarized in the table below:

	Revolving Credit Facility
(in millions)	Dec 31, 2013	Dec 31, 2012
Outstanding borrowings	$225.0	$—
Total credit under facility	1,000.0	700.0
Undrawn availability(1)	298.4	515.3
Interest rate	2.0%	1.5%
Outstanding letters of credit	$112.7	$18.3
Original issuance	Jul 2011	Jul 2011
Maturity date	Sept 2018	Jul 2017

(1)	Total undrawn availability for the U.S. borrower, the Canadian borrower and the European borrowers at December 31, 2013 is $ 102.1 million, $ 53.1 million and $ 143.2 million, respectively. Total undrawn availability for the U.S. borrower, and the Canadian borrower at December 31, 2012 was $471.0 million and $44.3 million , respectively.

Spanish Term Loans

The table below provides a summary of the Company’s Spanish Term Loans and corresponding fixed interest rate swaps. In 2013, the Company repaid the outstanding obligations of the Spanish Term Loans.

	Spanish Term Loans
(in millions)	Dec 31, 2013	Dec 31, 2012
Outstanding borrowings	$—	$14.6
Fair Value (Level 2)	—	14.8
Interest rate — weighted average	—%	3.7%

Europe and Mediterranean Credit Facilities

The Company’s Europe and Mediterranean credit facilities are summarized in the table below:

	Europe and Mediterranean Credit Facilities
(in millions)	Dec 31, 2013	Dec 31, 2012
Outstanding borrowings	$17.0	$14.7
Undrawn availability	48.8	82.5
Interest rate — weighted average	6.7%	6.4%
Maturity date	Various; all due within 1 year

Europe and Mediterranean Uncommitted Accounts Receivable Facilities

The Company’s Europe and Mediterranean uncommitted accounts receivable facilities are summarized in the table below:

	Uncommitted Accounts Receivable Facilities
(in millions)	Dec 31, 2013	Dec 31, 2012
Outstanding borrowings	$—	$4.0
Undrawn availability	—	42.8
Interest rate — weighted average	—%	2.1%

The credit facilities held by the Company’s European subsidiary are subject to certain financial ratios of the Company’s European subsidiaries, which includes minimum net equity and net debt to EBITDA (earnings before interest, taxes, depreciation and amortization).

ROW credit facilities

The Company’s ROW credit facilities are summarized in the table below:

	ROW Credit Facilities
(in millions)	Dec 31, 2013	Dec 31, 2012
Outstanding borrowings	$232.6	$170.0
Undrawn availability	302.2	336.9
Interest rate — weighted average	4.6%	5.5%
Maturity date	Various; $230.8 million due within one year

The Company’s ROW credit facilities are short term loans utilized for working capital purposes. Certain credit facilities are subject to financial covenants including certain financial tests and ratios.

10. Financial Instruments

The Company is exposed to various market risks, including changes in interest rates, foreign currency and raw material (commodity) prices. To manage risks associated with the volatility of these natural business exposures the Company enters into interest rate, commodity and foreign currency derivative agreements, as well as copper and aluminum forward pricing agreements. The Company does not purchase or sell derivative instruments for trading purposes. The Company does not engage in derivative contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques.

In 2013 the Company repaid the outstanding obligations of the Spanish Term Loans. The Company utilized interest rate swaps to manage its interest expense exposure by fixing its interest rate on portions of the Company’s floating rate debt. The Company had entered into interest rate swaps on the Company’s Spanish Term Loans, as discussed in Note 9—Long-Term Debt. The Company did not provide or receive any collateral specifically for these contracts. The fair value of these financial derivatives which are designated as and qualify as cash flow hedges are based on quoted market prices which reflect the present values of the difference between estimated future variable-rate receipts and future fixed-rate payments.

The Company enters into commodity instruments to hedge the purchase of copper, aluminum and lead in future periods and foreign currency exchange contracts principally to hedge the currency fluctuations in certain transactions denominated in foreign currencies, thereby limiting the Company’s risk that would otherwise result from changes in exchange rates. Principal transactions hedged during the year were firm sales and purchase commitments. The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

We account for these commodity instruments and foreign currency exchange contracts as cash flow or economic hedges. Changes in the fair value of derivatives that are designated as cash flow hedges are recorded in other comprehensive income and reclassified to the income statement when the effects of the items being hedged are realized. There are no derivatives that are designated as cash flow hedges at December 31, 2013. Changes in the fair value of economic hedges are recognized in current period earnings.

Fair Value of Derivatives Instruments

The notional amounts and fair values of derivatives designated as cash flow hedges and derivatives not designated as cash flow hedges at December 31, 2013 and December 31, 2012 are shown below (in millions).

	December 31, 2013			December 31, 2012
	Notional	Fair Value		Notional	Fair Value
(in millions)	Amount	Asset (1)	Liability (2)	Amount	Asset (1)	Liability (2)
Derivatives designated as cash flow hedges:
Interest rate swaps	$—	$—	$—	$15.3	$—	$0.2
Commodity futures	—	—	—	22.8	0.2	1.1
Foreign currency exchange	—	—	—	60.7	0.4	0.6

		$—	$—		$0.6	$1.9

(in millions)
Derivatives not designated as cash flow hedges:
Commodity futures	$173.7	$1.2	$7.6	$206.0	$3.3	$4.9
Foreign currency exchange	223.2	$6.0	1.7	253.7	3.2	3.3

		$7.2	$9.3		$6.5	$8.2

(1)	Balance recorded in “Prepaid expenses and other” and “Other non-current assets”
(2)	Balance recorded in “Accrued liabilities” and “Other liabilities”

As of December 31, 2013 and December 31, 2012, all financial instruments held by the Company were subject to enforceable master netting arrangements held by various financial institutions. In general, the terms of our agreements provide that in the event of an early termination the counterparties have the right to offset amounts owed or owing under that and any other agreement with the same counterparty. The Company’s accounting policy is to not offset these positions in the Consolidated Balance Sheet. As of December 31, 2013 and December 31, 2012 the net positions of the enforceable master netting agreements are not significantly different from the gross positions noted in the table above. Depending on the extent of an unrealized loss position on a derivative contract held by the Company, certain counterparties may require collateral to secure the Company’s derivative contract position. As of December 31, 2013 there were no contracts held by the Company that required collateral to secure the Company’s derivative liability positions. As of December 31, 2012 there were contracts held by the Company that required $0.7 million in collateral to secure the Company’s derivative liability positions.

For the above derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the unrealized gain and loss on the derivative is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, which generally occurs over periods of less than one year. Gain and loss on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

	Year ended December 31, 2013
(in millions)	Effective portion recognized in Accumulated OCI Gain / (Loss)	Reclassified from Accumulated OCI Gain / (Loss)	Ineffective portion and amount excluded from effectiveness testing Gain / (Loss)[1]	Location
Derivatives designated as cash flow hedges:
Interest rate swaps	$0.1	$(0.1)	$—	Interest Expense
Commodity futures	(1.3)	(1.9)	—	Cost of Sales

Total	$(1.2)	$(2.0)	$—

	Year ended December 31, 2012
(in millions)	Effective portion recognized in Accumulated OCI Gain / (Loss)	Reclassified from Accumulated OCI Gain / (Loss)	Ineffective portion and amount excluded from effectiveness testing Gain / (Loss) (1)	Location
Derivatives designated as cash flow hedges:
Interest rate swaps	$0.3	$—	$—	Interest Expense
Commodity futures	4.8	(3.3)	(0.3)	Cost of Sales
Foreign currency exchange	(0.2)	(1.1)	—	Other income / (expense)

Total	$4.9	$(4.4)	$(0.3)

(1)	The ineffective portion and the amount excluded from effectiveness testing for all derivatives designated as cash flow hedges is recognized in other income and expense.

For derivative instruments that are not designated as cash flow hedges the unrealized gain or loss on the derivatives is reported in current earnings. For the year ended December 31, 2013, the Company recorded a loss of $20.1 million for derivative instruments not designated as cash flow hedges in other income (expense). For the year ended December 31, 2012, the Company recorded a gain of $3.0 million for derivative instruments not designated as cash flow hedges in other income (expense). No pre-tax gains or losses are expected to be reclassified into earnings from other comprehensive income during 2014.

Other Forward Pricing Agreements

In the normal course of business, General Cable enters into forward pricing agreements for the purchase of copper and aluminum for delivery in a future month to match certain sales transactions. The Company accounts for these forward pricing arrangements under the “normal purchases and normal sales” scope exemption because these arrangements are for purchases of copper and aluminum that will be delivered in quantities expected to be used by the Company over a reasonable period of time in the normal course of business. For these arrangements, it is probable at the inception and throughout the life of the arrangements that the arrangements will not settle net and will result in physical delivery of the inventory. At December 31, 2013 and 2012, General Cable had $10.1 million and $37.7 million, respectively, of future copper and aluminum purchases that were under forward pricing agreements. At December 31, 2013 and 2012, General Cable had an unrealized gain of $0.5 million and an unrealized gain of $0.3 million, respectively, related to these transactions. The fair market value of the forward pricing agreements was $10.6 million and $38.0 million at December 31, 2013 and 2012, respectively. General Cable expects the unrealized losses under these agreements to offset firm sales price commitments with customers. Depending on the extent of the unrealized loss position on certain forward pricing agreements, certain counterparties may require collateral to secure the Company’s forward purchase agreements. There were no funds posted as collateral as of December 31, 2013 or 2012.

11. Income Taxes

For financial reporting purposes, income before income taxes includes the following components (in millions):

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
United States	$2.0	$38.4	$51.2
Foreign	25.0	48.5	40.2

Total	$27.0	$86.9	$91.4

The provision (benefit) for income taxes consisted of the following (in millions):

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Current tax expense (benefit):
Federal	$(11.5)	$12.0	$(8.6)
State	(0.2)	3.4	(0.4)
Foreign	51.9	52.6	40.2
Deferred tax expense (benefit):
Federal	9.0	5.7	19.3
State	(0.6)	(0.6)	1.7
Foreign	(9.8)	5.5	(13.6)

Total	$38.8	$78.6	$38.6

The reconciliation of reported income tax expense (benefit) to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income is as follows (in millions):

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Income tax expense (benefit) at Federal statutory tax rate	$9.4	$30.4	$32.0
Foreign tax rate differential	(5.1)	(0.2)	0.1
Foreign withholding tax and surcharges	7.3	4.7	3.4
Change in valuation allowance	24.8	31.2	5.3
Change in uncertain tax positions	9.2	11.7	(4.8)
Nondeductible / nontaxable items	(6.8)	(0.3)	1.9
Other (net)	—	1.1	0.7

Total	$38.8	$78.6	$38.6

The components of deferred tax assets and liabilities were as follows (in millions):

	Dec 31, 2013	Dec 31, 2012
Deferred tax assets:
Net operating loss carryforwards	$98.3	$78.6
Pension and retiree benefits accruals	33.0	46.4
Inventory	12.8	20.0
Depreciation and fixed assets	12.0	7.7
Tax credit carryforwards	9.3	6.5
Other liabilities	67.7	49.8
Valuation allowance	(93.8)	(77.8)

Total deferred tax assets	139.3	131.2

Deferred tax liabilities:
Convertible debt discount	165.7	147.7
Inventory	1.2	1.5
Depreciation and fixed assets	87.4	89.1
Intangibles	42.8	58.8
Other	11.0	6.3

Total deferred tax liabilities	308.1	303.4

Net deferred tax assets (liabilities)	$(168.8)	$(172.2)

The valuation of deferred tax assets is dependent on, among other things, the ability of the Company to generate a sufficient level of future taxable income in relevant taxing jurisdictions. In estimating future taxable income, the Company has considered both positive and negative evidence and has considered the implementation of prudent and feasible tax planning strategies. The Company has and will continue to review on a quarterly basis its assumptions and tax planning strategies and, if the amount of the estimated realizable net deferred tax asset is less than the amount currently on the balance sheet, the Company will reduce its deferred tax asset, recognizing a non-cash charge against reported earnings.

In the third quarter of 2012, the Company updated its 2012 forecasts and substantially completed its 2013 global business planning process, which indicated continuing weakness in its Iberian market and business. After weighing all positive and negative evidence, including the three year cumulative loss position, and factoring in prudent and feasible tax planning strategies, management judged that it was not more likely than not that a future tax benefit for the deferred tax assets of its Spanish and Portuguese business units would be realized. Tax expense of $15 million was recorded in 2012 to establish a full valuation allowance against Spanish and Portuguese deferred tax assets, of which $5.3 million related to the beginning of the year net deferred tax asset position.

In the fourth quarter of 2012, a valuation allowance was also recorded against deferred tax assets in the Company’s German business unit. The German business unit incurred an equipment failure in the fourth quarter that adversely impacted its ability to meet its contractual obligations for its large project work and reduced profit expectations. In addition, the German business was encountering certain other project delay/cancellation and warranty issues. After weighing all positive and negative evidence, including the three year cumulative loss position, and factoring in prudent and feasible tax planning strategies, management judged that it was not more likely than not that a future tax benefit for the deferred tax assets of its German business would be realized.

Tax expense of $8.3 million was recorded in 2012 to establish a full valuation allowance against German deferred tax assets, none of which related to a beginning of the year net deferred tax asset position.

A full valuation allowance was also recorded in the fourth quarter of 2012 for the Company’s Colombian distribution business since it was rendered redundant by the fourth quarter acquisition of Procables. The

Colombian distribution business is winding down and is expected to generate losses until the business is terminated. Tax expense of $1.1 million was recorded in 2012 to establish a full valuation allowance against the Colombian deferred tax assets, of which $0.2 million related to the beginning of the year net deferred tax asset position.

As of December 31, 2013, the Company has recorded approximately $93.8 million of valuation allowance to adjust deferred tax assets to the amount judged more likely than not to be realized. The valuation allowance is primarily attributable to certain foreign temporary differences and tax loss and tax credit carryforwards due to uncertainties regarding the ability to obtain future tax benefits for these tax attributes.

The Company has recognized deferred tax assets of approximately $14.7 million for tax loss carryforwards in various taxing jurisdictions as follows (in millions):

	Tax Loss
Jurisdiction	Carryforward	Expiration
United States	$16.0	2033
New Zealand	$10.3	Indefinite
Spain	8.1	2026 - 2028
Others	11.4	Various

Total	$45.8

The Company also has various foreign subsidiaries with approximately $280 million of tax loss carryforwards in various jurisdictions that are subject to a valuation allowance due to statutory limitations on utilization, uncertainty of future profitability, and other relevant factors.

The Company does not provide for deferred taxes on the excess of the financial reporting over the tax basis in investments in foreign subsidiaries that are indefinitely reinvested. These basis differences would become taxable upon the repatriation of assets from the foreign subsidiaries or a sale or liquidation of the foreign subsidiaries. The temporary difference for these basis differences was approximately $850 million as of December 31, 2013. The determination of the additional tax expense that would be incurred upon repatriation of assets or disposition of foreign subsidiaries is not practical because of the complexities and variables inherent in the hypothetical calculation.

The Company applies ASC 740—Income Taxes in determining unrecognized tax benefits. ASC 740—Income Taxes prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Unrecognized Tax Benefit — Beginning balance	$64.2	$58.8	$66.1
Gross Increases — Tax Positions in Prior Period	0.8	3.4	2.1
Gross Decreases — Tax Positions in Prior Period	(0.9)	(4.2)	(4.9)
Gross Increases — Tax Positions in Current Period	8.9	15.1	8.0
Settlements	(4.5)	—	(0.3)
Lapse of Statute of Limitations	(3.6)	(9.6)	(11.4)
Foreign Currency Translation	(7.2)	0.7	(0.8)

Unrecognized Tax Benefit — Ending Balance	$57.7	$64.2	$58.8

Included in the balance of unrecognized tax benefits at December 31, 2013, 2012 and 2011 are $55.4 million, $61.7 million and $54.3 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2013, 2012 and 2011 are $2.3 million, $2.5 million and $4.5 million of tax benefits that, if recognized, would result in adjustments to deferred taxes.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued penalties of $0.7 million and interest of $3.8 million during 2013 and in total, as of December 31, 2013, has recognized a liability for penalties of $7.6 million and interest of $15.4 million. During 2012 and 2011, the Company accrued penalties of $1.2 million and $(1.1) million, respectively, and interest of $2.4 million and $0.7 million, respectively, and in total, as of December 31, 2012 and 2011, had recognized liabilities for penalties of $7.8 million and $6.5 million, respectively and interest of $13.8 million and $11.4 million, respectively.

The Company files income tax returns in numerous tax jurisdictions around the world. Due to uncertainties regarding the timing and outcome of various tax audits, appeals and settlements, it is difficult to reliably estimate the amount of unrecognized tax benefits that could change within the next twelve months. The Company believes it is reasonably possible that approximately $13 million of unrecognized tax benefits could change within the next twelve months due to the resolution of tax audits and statute of limitations expirations.

The Company files income tax returns in the United States and numerous foreign, state, and local tax jurisdictions. Tax years that are open for examination and assessment by the Internal Revenue Service are 2007 — 2013. With limited exceptions, tax years prior to 2008 are no longer open in major foreign, state or local tax jurisdictions.

On September 13, 2013, the U.S Treasury Department issued final regulations addressing the deduction and capitalization of expenditures related to tangible property. The final regulations, which are generally effective for tax years beginning on or after January 1, 2014 but may be adopted in earlier years, will require the Company to assess the need to make tax method changes related to the treatment of costs incurred to acquire or improve tangible property. These method changes will not have an impact on total tax expense, but may result in either offsetting increases and decreases in current taxes payable and deferred taxes or offsetting shifts within the components of deferred taxes. Based on its initial analysis, and pending further analysis to be completed in 2014, the Company has reached a preliminary conclusion that it will elect to early adopt portions of the final regulations on its 2013 federal income tax return and will defer adoption of certain other portions of the regulations until 2014. The impact of the changes adopted for 2013 was not material to the Company’s consolidated financial position or results of operations. The tangible property regulations may require the Company to make additional tax method changes as of January 1, 2014, but the Company does not expect the impact of these changes to be material to its consolidated financial position or results of operations.

12. Employee Benefit Plans

General Cable provides retirement benefits through contributory and noncontributory qualified and non-qualified defined benefit pension plans covering eligible domestic and international employees as well as through defined contribution plans and other postretirement benefits.

Defined Benefit Pension Plans

The changes in the benefit obligation and plan assets, the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets are as follows (in millions):

	U.S. Plans		Non-U.S. Plans
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Changes in Benefit Obligation:
Beginning benefit obligation	$180.4	$167.2	$158.5	$114.2
Impact of foreign currency exchange rate change	—	—	(8.9)	—
Acquisitions	—	—	—	19.1
Service cost	1.9	1.8	6.5	4.3
Interest cost	7.2	7.7	5.9	6.1
Settlement (gain) loss	—	—	(3.7)	(2.5)
Benefits paid	(10.1)	(9.9)	(5.0)	(4.1)
Employee contributions	—	—	0.6	0.2
Amendments / Change in assumptions	(0.1)	0.1	(2.3)	4.0
Actuarial (gain) loss	(9.4)	13.5	(8.7)	17.2

Ending benefit obligation	$169.9	$180.4	$142.9	$158.5

Changes in Plan Assets:
Beginning fair value of plan assets	$129.1	$126.6	$46.1	$40.1
Impact of foreign currency exchange rate change	—	—	(3.4)	0.5
Acquisitions	—	—	—	16.9
Employee contributions	—	—	0.6	—
Actual return on plan assets	23.4	11.9	6.3	2.5
Company contributions	0.5	0.5	10.7	8.0
Settlements	—	—	(3.7)	(17.8)
Benefits paid	(10.1)	(9.9)	(5.0)	(4.1)

Ending fair value of plan assets	$142.9	$129.1	$51.6	$46.1

Funded status at end of year	$(27.0)	$(51.3)	$(91.3)	$(112.4)

Amounts Recognized in Consolidated Balance Sheets:
Other Assets	$—	$—	$6.3	$0.2

Accrued liabilities	$(0.4)	$(0.4)	$(5.2)	$(5.7)

Other liabilities	$(26.6)	$(50.9)	$(92.4)	$(106.9)

Recognized in Accumulated Other Comprehensive Income:
Net actuarial loss	$55.4	$87.6	$17.1	$31.2
Prior service cost	0.4	0.4	5.7	8.9
Transition obligation	—	—	0.3	0.5

	$55.8	$88.0	$23.1	$40.6

The accumulated benefit obligation for US defined benefit retirement pension plans was $169.4 million and $179.4 million for 2013 and 2012, respectively. The accumulated benefit obligation for Non-US defined benefit retirement pension plans was $104.5 million and $136.1 million for 2013 and 2012, respectively. Pension plans with accumulated benefit obligations in excess of plan assets consist of the following (in millions):

	U.S. Plans		Non-U.S. Plans
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Projected benefit obligation	$169.9	$180.4	$115.4	$149.7
Accumulated benefit obligation	169.4	179.4	104.5	136.1
Fair value of the plan assets	142.9	129.0	49.6	44.2

Pension expense included the following components (in millions):

	U.S. Plans Year ended			Non-U.S. Plans Year ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Pension expense:
Service cost	$1.9	$1.8	$1.4	$6.5	$4.3	$3.1
Interest cost	7.2	7.7	8.1	5.9	6.1	5.7
Expected return on plan assets	(9.4)	(9.1)	(10.6)	(2.7)	(2.0)	(2.4)
Amortization of prior service cost	0.1	0.1	0.1	1.2	1.4	0.3
Amortization of net loss	8.5	8.3	5.1	1.2	1.2	1.2
Amortization of transition obligation	—	—	—	0.1	0.2	0.2
Curtailment (gain) loss	—	—	—	—	—	—
Settlement (gain) loss	—	—	—	0.1	0.1	0.3

Net pension expense	$8.3	$8.8	$4.1	$12.3	$11.3	$8.4

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net pension expense over the next fiscal year is $5.2 million. The prior service cost to be amortized from accumulated other comprehensive income into net pension expense over the next fiscal year is $1.2 million.

General Cable evaluates its actuarial assumptions at least annually, and adjusts them as necessary. The Company uses a measurement date of December 31 for all of its defined benefit pension plans. The weighted average assumptions used in determining benefit obligations were:

	U.S. Plans		Non-U.S. Plans
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Discount rate	4.85%	4.10%	4.36%	4.20%
Expected rate of increase in future compensation levels	2.00%	2.00%	3.85%	4.10%

The weighted average assumptions used to determine net pension expense were:

	U.S. Plans			Non-U.S. Plans
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Discount rate	4.12%	4.70%	5.40%	4.26%	5.10%	5.60%
Expected rate of increase in future compensation levels	2.00%	2.00%	2.00%	3.94%	6.10%	4.30%
Long-term expected rate of return on plan assets	7.50%	7.50%	8.50%	6.09%	4.50%	7.20%

Pension expense for the defined benefit pension plans sponsored by General Cable is determined based principally upon certain actuarial assumptions, including the discount rate and the expected long-term rate of return on assets. The discount rates for the U.S. defined benefit pension plans were determined based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency which are expected to be available during the period to maturity of the projected pension benefit obligations and based on information received from actuaries. Non-U.S. defined benefit pension plans followed a similar evaluation process based on financial markets in those countries where General Cable provides a defined benefit pension plan.

The weighted-average long-term expected rate of return on assets is based on input from actuaries, including their review of historical 10-year, 20-year, and 25-year rates of inflation and real rates of return on various broad equity and bond indices in conjunction with the diversification of the asset portfolio. The Company’s overall investment strategy is to diversify its investments for the qualified U.S. defined benefit pension plan based on an asset allocation assumption of 65% allocated to equity investments, with an expected real rate of return of 8%, and 35% to fixed-income investments, with an expected real rate of return of 2%, and an assumed long-term rate of inflation of 3%. Equity investments primarily include investments in large-cap and mid-cap companies primarily located in the United States. The actual asset allocations were 54% of equity investments and 46% of fixed-income investments at December 31, 2013 and 66% of equity investments and 34% of fixed-income investments at December 31, 2012.

Approximately 41% and 31% of plan assets were concentrated in two mutual funds as of December 31, 2013 and 2012, respectively. The expected long-term rate of return on assets for qualified non-U.S. defined benefit plans is based on a weighted-average asset allocation assumption of 57% allocated to equity investments, 40% to fixed-income investments and 3% to other investments. The actual weighted-average asset allocations were 63% of equity investments, 37% of fixed-income investments and 0% of other investments at December 31, 2013 and 58% of equity investments, 40% of fixed-income investments and 3% of other investments at December 31, 2012. Management believes that long-term asset allocations on average and by location will approximate the Company’s assumptions and that the long-term rate of return used by each country that is included in the weighted-average long-term expected rate of return on assets is a reasonable assumption.

The Company determined the fair market values of the pension plan assets based on the fair value hierarchy established in ASC 820—Fair Value Measurement. The standard describes three levels of inputs that may be used to measure fair values which are provided in Note 2—Summary of Significant Accounting Policies. The fair values of pension plan assets are primarily traded in active markets. For those that are not traded in active markets, the fair value is determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate pricing and volatility factors, which are used to value the asset. The predominance of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for pension assets where observable market inputs are less readily available or are unobservable. The fair values of pension assets include adjustments for market liquidity, counterparty credit quality. The fair value of the Company’s pension plan assets at December 31, 2013 by asset category are as follows (in millions):

Asset Category	Total	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$76.7	$76.6	$0.1	$—
Mutual Funds	89.5	58.9	30.6	—
Short Term Investments	2.3	—	2.3	—
Equitable Contract	1.2	—	1.2	—
Fixed Income	20.8	—	20.8	—
Coal Lease (1)	4.0	—	—	4.0

Total	$194.5	$135.5	$55.0	$4.0

The fair value of the Company’s pension plan assets at December 31, 2012 by asset category are as follows (in millions):

Asset Category	Total	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$77.3	$77.2	$0.1	$—
Mutual Funds	54.7	37.9	16.8	—
Short Term Investments	2.1	—	2.1	—
Equitable Contract	1.3	—	1.3	—
Fixed Income	11.5	—	11.5	—
Coal Lease (1)	4.2	—	—	4.2

Total	$151.1	$115.1	$31.8	$4.2

(1)	The Company’s interest represents approximately 26% of the lease which is currently between American Premier Underwriters (APU), the Lessor and CONSOL Energy (CONSOL), the Lessee. The lease pertains to real property mined by CONSOL located in Pennsylvania.

The following table represents details of the fair value measurements using significant unobservable inputs (Level 3):

Coal Lease
Beginning balance at January 1, 2012	$4.4
Change in fair value of plan assets	(0.2)
Purchases, sales, transfers, and settlements	—

Ending balance December 31, 2012	$4.2
Change in fair value of plan assets	(0.2)
Purchases, sales, transfers, and settlements	—

Ending balance at December 31, 2013	$4.0

The determination of pension expense for the qualified defined benefit pension plans is based on the fair market value of assets as of the measurement date. Investment gains and losses are recognized in the measurement of assets immediately. Such gains and losses will be amortized and recognized as part of the annual benefit cost to the extent that unrecognized net gains and losses from all sources exceed 10% of the greater of the projected benefit obligation or the market value of assets.

General Cable’s expense under both U.S. and non-U.S. defined benefit pension plans is determined using the discount rate as of the beginning of the fiscal year, so 2014 expense for the pension plans will be based on the weighted-average discount rate of 4.9% for U.S. defined benefit pension plans and 4.4% for non-U.S. defined benefit pension plans.

The Company expects to contribute, at a minimum, $13.2 million to its defined benefit pension plans for 2014. The estimated future benefit payments expected to be paid for the Company’s defined benefit pension plans are $17.5 million in 2014, $17.6 million in 2015, $17.5 million in 2016, $18.1 million in 2017, $17.8 million in 2018 and $97.6 million from 2019 through 2023.

In the second quarter of 2012, the Company recorded a pre-tax non-cash settlement loss of $6.1 million for the termination of a legacy pension plan in the United Kingdom stemming from the 1999 acquisition of BICC.

Postretirement Benefits Other Than Pensions

General Cable has postretirement benefit plans that provide medical and life insurance for certain retirees and eligible dependents. General Cable funds the plans as claims or insurance premiums are incurred. The changes in accrued postretirement benefits were as follows (in millions):

	Dec 31, 2013	Dec 31, 2012
Changes in Benefit Obligation:
Beginning benefit obligation	$6.3	$7.1
Service cost	0.1	0.1
Interest cost	0.2	0.2
Actuarial loss	(1.1)	(0.4)
Benefits paid	(0.6)	(0.8)
Foreign currency impact	0.1	0.1

Ending benefit obligation	$5.0	$6.3

Funded status at end of year	$(5.0)	$(6.3)

Amounts Recognized in Consolidated Balance Sheets:
Accrued liabilities	$(0.6)	$(0.9)

Other liabilities	$(4.4)	$(5.4)

Recognized in Accumulated Other Comprehensive Income:
Net actuarial loss	$(0.3)	$0.6
Prior service cost	(0.2)	(0.2)

	$(0.5)	$0.4

Net postretirement benefit expense included the following components (in millions):

	Year ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Postretirement benefit expense:
Service cost	$0.1	$0.1	$0.1
Interest cost	0.2	0.2	0.3
Amortization of prior service cost	—	—	(0.1)
Amortization of net loss	0.1	—	0.1

Net postretirement benefit expense	$0.4	$0.3	$0.4

The estimated net (gain) loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net postretirement benefit expense over the next fiscal year will be immaterial in the coming year.

The discount rate used in determining the accumulated postretirement benefit obligation was 2.95% for the year ended December 31, 2013, 3.00% for the year ended December 31, 2012 and 3.50% for the year ended December 31, 2011. The discount rate used in determining the net postretirement benefit expense was 3.70% for the year ended December 31, 2013, 3.5% for the year ended December 31, 2012 and 4.25% for the year ended December 31, 2011. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation in 2013 was 8.00% decreasing gradually to 4.50% in year 2019 and thereafter, in 2012 was 8.00%, decreasing gradually to 4.50% in year 2019 and thereafter and in 2011 was 8.50% decreasing gradually to 4.50% in year 2019 and thereafter. Increasing the assumed health-care cost trend rate by 1% would result in an increase in the accumulated postretirement benefit obligation of $0.2 million for 2013. The effect of this change would increase net postretirement benefit expense by less than $0.1 million. Decreasing the assumed health-care cost trend rate by 1% would result in a decrease in the accumulated postretirement benefit obligation of $0.2 million for 2013. The effect of this change would decrease net postretirement benefit expense by less than $0.1 million.

The estimated future benefit payments expected to be paid for the Company’s postretirement benefits other than pensions are $0.7 million in 2014, $0.6 million in 2015, $0.6 million in 2016, $0.6 million in 2017, $0.5 million in 2018 and $2.0 million and thereafter.

Defined Contribution Plans

Expense under both U.S. and non-U.S. defined contribution plans generally equals up to six percent of each eligible employee’s covered compensation based on the location and status of the employee. The net defined contribution plan expense recognized was $12.0 million, $10.0 million and $9.3 million, respectively, for the years ended December 31, 2013, 2012 and 2011.

13. Total Equity

General Cable is authorized to issue 200 million shares of common stock and 25 million shares of preferred stock.

The components of accumulated other comprehensive income (loss) as of December 31, 2013 and December 31, 2012, respectively, consisted of the following (in millions):

	Fiscal Years Ended
	December 31, 2013		December 31, 2012
	Company Common Shareholders	Noncontrolling Interest	Company Common Shareholders	Noncontrolling Interest
Foreign currency translation adjustment	$(67.1)	$(24.5)	$(27.9)	$(16.8)
Pension adjustments, net of tax	(52.6)	(2.9)	(84.4)	(3.1)
Change in fair value of derivatives, net of tax	—	—	0.1	(0.4)
Company deferred stock held in rabbi trust, net of tax	7.3	—	7.3	—
Other	0.3	—	0.3	—

Accumulated other comprehensive income (loss)	$(112.1)	$(27.4)	$(104.6)	$(20.3)

The following is the detail of the change in the Company’s accumulated other comprehensive income (loss) from December 31, 2012 to December 31, 2013 including the effect of significant reclassifications out of accumulated other comprehensive income as required by ASC 2013-02 (in millions, net of tax):

	Foreign currency translation	Change of fair value of pension benefit obligation	Change in fair value of derivatives	Deferred stock held in rabbi trust	Other	Total
Balance, December 31, 2012	$(27.9)	$(84.4)	$0.1	$7.3	$0.3	$(104.6)
Other comprehensive income before reclassifications	(39.2)	13.6	(0.8)	—	—	(26.4)
Amounts reclassified from accumulated other comprehensive income	—	18.2	0.7	—	—	18.9

Net current—period other comprehensive income (loss)	(39.2)	31.8	(0.1)	—	—	(7.5)

Balance, December 31, 2013	$(67.1)	$(52.6)	$—	$7.3	$0.3	$(112.1)

The following is the detail of the reclassifications out of accumulated other comprehensive income (loss) for the year ended December 31, 2013 (in millions, net of tax):

	Year Ended, December 31, 2013
	Amount reclassified from accumulated other comprehensive income	Affected line item in the Consolidated Statement of Operations and Comprehensive Income (Loss)
Change in fair value of derivatives:
Commodity contracts	$0.7	Cost of Sales

Total—Change in fair value of derivatives	0.7

Amortization of defined pension items
Prior service cost	1.7	SG&A
Net loss	16.5	SG&A

Total—Amortization of defined benefit pension items	18.2

Total	$18.9

Stock Repurchase Programs

On December 10, 2013, the Company’s Board of Directors authorized the extension of the Company’s existing $125 million share repurchase program through the end of 2014. Stock purchases under this program may be made through the open market and privately negotiated transactions at times and in such amounts as deemed appropriate by a special committee appointed by the Board. Under the stock repurchase program, the Company purchased $19.5 million, or 597,531 common shares at an average price of $32.65 per share, during the year ended December 31, 2013. Under the prior stock repurchase program the Company purchased $1.2 million, or 50,000 common shares at an average price of $24.80 per share, during the year ended December 31, 2012. The Company’s future repurchase of shares is subject to the terms of the Company’s Revolving Credit Facility and the indentures governing the Subordinated Convertible Notes, Senior Floating Rate Notes and 5.75% Senior Notes.

Preferred Stock

The Company issued 2,070,000 shares of General Cable 5.75% Series A Redeemable Convertible Preferred Stock (“Series A preferred stock”) on November 24, 2003. Zero shares and 76,002 were outstanding under the original terms of the Series A preferred stock issuance as of December 31, 2013 and 2012, respectively. The Company’s outstanding shares of the Series A preferred stock were to be mandatorily redeemed on November 24, 2013. Prior to the redemption date, all but two shareholders elected to convert their shares into shares of the Company’s common stock at the conversion ratio of 5.056 shares of common stock per share of Series A preferred stock. As a result of the conversions and mandatory redemption, as of November 25, 2013, no shares of the Series A preferred stock were outstanding.

Dividends on Common Stock

On May 20, 2013, the Company’s Board of Directors authorized the payment of a regular quarterly dividend of $0.18 per quarter. During the year ended December 31, 2013, the Company paid in total approximately $26.7 million to all common shareholders of record, or $0.54 per share. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors. In determining dividends, the Board of Directors takes into consideration items such as general business conditions, financial performance, projected cash flows and anticipated financing needs. Future payments of dividends is also subject to the Company’s Revolving Credit Facility, the indentures governing the Subordinated Convertible Notes, Senior Floating Rate Notes and 5.75% Senior Notes, and the requirements of Delaware General Corporation law.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (“Deferred Compensation Plan”). This plan is available to directors and certain officers and managers of the Company. The plan allows participants to defer all or a portion of their directors’ fees and/or salary and annual bonuses, as applicable, and it permits participants to elect to contribute and defer all or any portion of their nonvested stock, restricted stock and stock awards. All deferrals to the participants’ accounts vest immediately; Company contributions vest according to the vesting schedules in the qualified plan and nonvested stock and restricted stock vests according to the schedule designated by the award. The Company makes matching and retirement contributions (currently equal to 6%) of compensation paid over the maximum allowed for qualified pension benefits, whether or not the employee elects to defer any compensation. The Deferred Compensation Plan does not have dollar limits on tax-deferred contributions. The assets of the Deferred Compensation Plan are held in a Rabbi Trust (“Trust”) and, therefore, are available to satisfy the claims of the Company’s creditors in the event of bankruptcy or insolvency of the Company. Participants have the right to request that their account balance be determined by reference to specified investment alternatives (with the exception of the portion of the account which consists of deferred nonvested and subsequently vested stock and restricted stock). With certain exceptions, these investment alternatives are the same alternatives offered to participants in the General Cable Retirement and Savings Plan for Salaried Associates. In addition, participants have the right to request that the Plan Administrator re-allocate the deferral among available investment alternatives; provided, however that the Plan Administrator is not required to honor such requests. Distributions from the plan are generally made upon the participants’ termination as a director and/or employee, as applicable, of the Company. Participants receive payments from the plan in cash, either as a lump sum payment or through equal annual installments from between one and ten years, except for the nonvested and subsequently vested stock and restricted stock, which the participants receive in shares of General Cable stock.

The Company accounts for its Deferred Compensation Plan in accordance with ASC 710—Compensation — General, as it relates to arrangements where amounts earned are held in rabbi trusts. Assets of the Trust, other than the nonvested and subsequently vested stock and restricted stock of the Company, are invested in funds covering a variety of securities and investment strategies, approximately 89% are invested in mutual funds and the remaining 11% are invested in a General Cable stock fund. Mutual funds available to participants are publicly quoted and reported at market value. The Company accounts for these investments as trading securities in accordance with ASC 320—Investments — Debt and Equity Securities. The Trust also holds nonvested and subsequently vested stock and restricted stock shares of the Company. The Company’s nonvested and subsequently vested and restricted stock that are held by the Trust are accounted for in additional paid-in capital as discussed in ASC 718—Compensation — Stock Compensation.

The market value of mutual fund investments, nonvested and subsequently vested stock and restricted stock in the Trust was $42.0 million and $38.1 million as of December 31, 2013 and 2012, respectively. The market value of the assets held by the Trust, exclusive of the market value of the shares of the Company’s nonvested and subsequently vested restricted stock, restricted stock units held in the deferred compensation plan and Company stock investments by participants’ elections, at December 31, 2013 and December 31, 2012 was $22.2 million and $17.7 million, respectively, and is classified as “other non-current assets” in the consolidated balance sheets. Amounts payable to the plan participants at December 31, 2013 and 2012, excluding the market value of the shares of the Company’s nonvested and subsequently vested restricted stock and restricted stock units held, was $24.2 million and $19.8 million, respectively, and is classified as “other liabilities” in the consolidated balance sheets.

In accordance with ASC 710—Compensation — General, all market value fluctuations of the Trust assets, exclusive of the shares of nonvested and subsequently vested stock and restricted stock of the Company, are effectively offset by changes in the market value of the deferred compensation liability held by the Trust, which are included as compensation expense in the consolidated statements of operations and comprehensive income (loss). Prior to 2012, management had classified the mutual fund assets as available for sale; as such, changes in the value of these investments were recorded in accumulated other comprehensive income.

14. Share-Based Compensation

The Company has various plans that provide for granting options, restricted stock units and restricted stock to certain employees and independent directors of the Company and its subsidiaries. The Company recognizes compensation expense for share-based payments based on the fair value of the awards at the grant date. The table below summarizes compensation expense for the Company’s non-qualified stock options based on the fair value method estimated using the Black-Scholes valuation model, and non-vested stock awards, including restricted stock units, and performance-based non-vested stock awards based on the fair value method for the years ended December 31, 2013, 2012 and 2011. The Company records compensation expense related to non-vested stock awards as a component of selling, general and administrative expense.

	Year Ended
(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Non-qualified stock option expense	$5.5	$4.9	$4.8
Non-vested stock awards expense	0.2	1.7	2.8
Stock unit awards	5.2	4.5	3.1
Performance-based non-vested stock awards expense	2.0	1.4	1.0

Total pre-tax share-based compensation expense	$12.9	$12.5	$11.7

Excess tax benefit (deficiency) on share-based compensation (1)	$(0.7)	$(0.6)	$1.0

(1)	Cash inflows (outflows) recognized as financing and operating activities in the Company’s consolidated statement of cash flows

During the years ended December 31, 2013, 2012 and 2011, cash received from stock option exercises was $0.7 million, $0.1 million and $1.5 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $0.4 million, $0.1 million and $1.0 million, respectively. The $5.0 million and $3.6 million tax deductions for all share-based compensation for the years ended December 31, 2013 and 2012, respectively, includes $(0.7) million and $(0.6) million of excess tax benefits (deficiencies). The 2013 deficiency does not impact cash flow due to the US tax loss carry forward position. The 2012 deficiency is classified as a cash outflow of financing activities and a cash inflow from operating activities. The Company has elected the shortcut method to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of ASC 718—Compensation — Stock Compensation.

The Company currently has share-based compensation awards outstanding under three plans. These plans allow the Company to fulfill its incentive award obligations generally by granting nonqualified stock options and nonvested stock awards. New shares are issued when nonqualified stock options are exercised and when non-vested stock awards are granted. There have been no material modifications made to these plans during the year ended December 31, 2013 or 2012. On May 10, 2005, the General Cable Corporation 2005 Stock Incentive Plan (“2005 Plan”) was approved and replaced the two previous equity compensation plans, the 1997 Stock Incentive Plan and the 2000 Stock Option Plan. The Compensation Committee of the Board of Directors will no longer grant any awards under the previous plans but will continue to administer awards which were previously granted under the 1997 and 2000 plans. The 2005 Plan authorized a maximum of 5.8 million shares to be granted. Shares reserved for future grants, including options, under the 2005 Plan, approximated 2.3 million at December 31, 2013.

The 2005 Stock Incentive Plan authorizes the following types of awards to be granted: (i) Stock Options (both Incentive Stock Options and Nonqualified Stock Options); (ii) Stock Appreciation Rights; (iii) Nonvested and

Restricted Stock Awards; (iv) Performance Awards; and (v) Stock Units, as more fully described in the 2005 Plan. Each award is subject to such terms and conditions consistent with the 2005 Plan as determined by the Compensation Committee and as set forth in an award agreement and awards under the 2005 Plan were granted at not less than the closing market price on the date of grant.

The 2000 Stock Option Plan (“2000 Plan”), as amended, authorized a maximum of 1.5 million non-qualified options to be granted. No other forms of award were authorized under this plan. Stock options were granted to employees selected by the Compensation Committee of the Board or the Chief Executive Officer at prices which were not less than the closing market price on the date of grant. The Compensation Committee (or Chief Executive Officer) had authority to set all the terms of each grant.

The 1997 Stock Incentive Plan (“1997 Plan”) authorized a maximum of 4.7 million nonvested shares, options or units of common stock to be granted. Stock options were granted to employees selected by the Compensation Committee of the Board or the Chief Executive Officer at prices which were not less than the closing market price on the date of grant. The Compensation Committee (or Chief Executive Officer) had authority to set all the terms of each grant.

Stock Options

All options awarded under the 2005 Plan have a term of 10 years from the grant date. The majority of the options vest ratably over three years of continued employment from the grant date. The majority of the options granted under the 2000 Plan will expire in 10 years and become fully exercisable ratably over three years of continued employment or become fully exercisable after three years of continued employment. A summary of stock option activity for the year ended December 31, 2013 is as follows (options in thousands and aggregate intrinsic value in millions):

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2012	1,814.8	$32.99	5.9 years	$9.5
Granted	334.0	35.24
Exercised	(50.5)	13.33
Forfeited or Expired	(154.2)	41.92

Outstanding as of December 31, 2013	1,944.1	$33.18	6.1 years	$7.0

Exercisable at December 31, 2013	1,342.1	$32.31	4.9 years	$7.0

Options expected to vest in the next twelve months	277.3	$35.99	8.3 years	$—

During the years ended December 31, 2013, 2012 and 2011, the weighted average grant date fair value of options granted was $35.24, $32.50 and $24.11, respectively, the total intrinsic value of options exercised was $1.0 million, $0.3 million, and $2.8 million, respectively, and the total fair value of options vested during the periods was $20.8 million, $18.7 million, and $14.3 million, respectively. At December 31, 2013 and 2012, the total compensation cost related to nonvested options not yet recognized was $4.1 million and $3.4 million with a weighted average expense recognition period of 1.9 years and 1.8 years, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model using the following weighted-average assumptions:

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Risk-free interest rate (1)	0.6%	1.0%	2.4%
Expected dividend yield (2)	0	0	N/A
Expected option life (3)	4.4 years	5.0 years	5.0 years
Expected stock price volatility (4)	67.8%	68.0%	65.6%
Weighted average fair value of options granted	$18.60	$18.20	$24.11

(1)	Risk-free interest rate — This is the U.S. Treasury rate at the grant date having a term approximately equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.
(2)	Expected dividend yield — The Company did not pay dividends in the year ended December 31, 2012; therefore compensation expense was not decreased. The assumptions for the compensation expense were set at the beginning of the year prior to the Company deciding to pay dividends in 2013; as the Company did not expect to pay dividends in 2013 there was no effect on compensation expense in the year ended December 31, 2013.
(3)	Expected option life — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of ten years. An increase in expected life will increase compensation expense.
(4)	Expected stock price volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of the Company’s stock to calculate the volatility assumption as it is management’s belief that this is the best indicator of future volatility. An increase in the expected volatility will increase compensation expense.

Additional information regarding options outstanding as of December 31, 2013 is as follows (options in thousands):

Range of Option Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price
$0—$14	76.6	$11.90	1.1	76.6	$11.90
$14—$28	747.2	$21.80	5.0	747.2	$21.80
$28—$42	640.0	$33.93	8.7	102.0	$32.50
$42—$56	274.0	$45.29	5.9	210.0	$46.02
$56—$70	206.3	$63.87	4.0	206.3	$63.87

Nonvested Stock

The majority of the nonvested stock and stock unit awards issued under the 2005 Plan are restricted as to transferability and salability with these restrictions being removed in equal annual installments over the five-year period following the grant date. The majority of the nonvested stock awards issued under the 1997 Plan are restricted as to transferability and salability with these restrictions expiring ratably over a three-year or five-year period, expiring after six years from the date of grant or expiring ratably from the second anniversary to the sixth anniversary of the date of grant. A minimal amount of immediately vesting restricted stock held by certain members of the Company’s Board of Directors in the Deferred Compensation Plan is included in this presentation as nonvested stock.

A summary of all nonvested stock and restricted stock units activity for the year ended December 31, 2013, is as follows (shares in thousands):

	Shares Outstanding	Weighted Average Grant Date Fair Value
Balance, December 31, 2012	853.9	$30.26
Granted	301.2	34.83
Vested	(201.2)	30.81
Forfeited	(62.0)	24.94

Balance, December 31, 2013	891.9	$32.02

The weighted-average grant date fair value of all nonvested shares and restricted stock units granted, the total fair value (in millions) of all nonvested shares and restricted stock units granted, and the fair value (in millions) of all nonvested shares and restricted stock units that have vested during each of the past three years is as follows:

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Weighted-average grant date fair value of nonvested shares granted	$34.83	$29.65	$39.94

Fair value of nonvested shares granted	$10.5	$9.1	$7.9

Fair value of shares vested	$6.2	$7.0	$2.5

As of December 31, 2013, there was $13.4 million of total unrecognized compensation cost related to all nonvested stock and restricted stock units. The cost is expected to be recognized over a weighted average period of 2.46 years. There are 237 thousand nonvested stock and restricted stock units with a weighted average grant price of $29.52 and a fair value of $7.0 million expected to vest in 2014.

15. Redeemable Noncontrolling Interest

The Company acquired 60% of Procables on October 1, 2012 and entered into certain option agreements with the Minority Shareholders; refer to Note 3—Acquisitions and Divestitures for additional details. The Company determined that the Put Option is embedded within the noncontrolling interest shares that are subject to the Put Option. The redemption feature requires classification of the Minority Shareholder’s interest in the Consolidated Balance Sheet outside of equity under caption “Redeemable Noncontrolling Interest”.

The redeemable noncontrolling interest of Procables was recorded on the acquisition date based on the estimated fair value of the shares including the embedded Put Option. The fair value of the Put Option was estimated at the higher of the final per share purchase price or EBITDA average. At December 31, 2013, the final per share purchase price was greater than the EBITDA average; therefore, the redeemable noncontrolling interest was valued at the same cost as the fair value determined at the opening balance sheet date subject to foreign currency translation. Subsequent adjustments to the value of the redeemable noncontrolling interest due to the redemption feature, if any, will be recognized as they occur and recorded within Net Income. The following is a rollforward of the redeemable noncontrolling interest (in millions):

Balance, December 31, 2012	$18.6
Foreign currency translation	(1.6)

Balance, December 31, 2013	$17.0

16. Earnings Per Common Share

The Company applies the two-class method of computing basic and diluted earnings per share. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors. For the years ended December 31, 2012 and 2011, the Company did not declare, pay or otherwise accrue a dividend payable to the holders of the Company’s common stock or holders of unvested share-based payment awards (restricted stock).

A reconciliation of the numerator and denominator of earnings per common share-basic to earnings per common share-assuming dilution is as follows (in millions, except per share data):

	Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Earnings per share — basic:
Net income attributable to Company common shareholders	$(18.1)	$4.0	$54.5
Less: Net income allocated to participating securities(4)	0.1	—	—

Net income (loss) for basic EPS computations(1)	(18.2)	4.0	54.5

Weighted average shares outstanding for basic EPS computation (2,3)	49.4	49.7	51.9

Earnings per common share — basic (3)	$(0.37)	$0.08	$1.05

Earnings per share — assuming dilution:
Net income attributable to Company common shareholders	$(18.1)	$4.0	$54.5
Add: Preferred stock dividends on convertible stock	—	0.3	0.3

Net income attributable to Company common shareholders — for diluted EPS computation (1)	$(18.1)	$4.3	$54.8

Weighted average shares outstanding including nonvested shares	49.4	49.7	51.9
Dilutive effect of convertible bonds	—	—	0.6
Dilutive effect of stock options and restricted stock units	—	1.0	0.8
Dilutive effect of assumed conversion of preferred stock	—	0.4	0.4

Weighted average shares outstanding for diluted EPS computation (2)	49.4	51.1	53.7

Earnings per common share — assuming dilution	$(0.37)	$0.08	$1.02

(1)	Numerator
(2)	Denominator
(3)	Under the two class method, Earnings per share — basic reflects undistributed earnings per share for both common stock and unvested share-based payment awards (restricted stock).
(4)	Outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities in undistributed earnings in the calculation above.

On December 10, 2013, the Company’s Board of Directors authorized the extension of the Company’s existing $125 million share repurchase program through the end of 2014. Refer to Note 13—Total Equity for additional details regarding the share repurchase program.

As of December 31, 2013, 2012 and 2011, there were approximately 288 thousand, 553 thousand, and 506 thousand stock options excluded from the earnings per common share — assuming dilution computation because their impact was anti-dilutive, respectively.

Under ASC 260—Earnings per Share and ASC 470—Debt and because of the Company’s obligation to settle the par value of the Subordinated Convertible Notes in cash, the Company is not required to include any shares underlying the Subordinated Convertible Notes in its weighted average shares outstanding — assuming dilution until the average stock price per share for the quarter exceeds the $36.75 conversion price of the Subordinated Convertible Notes, respectively, and only to the extent of the additional shares that the Company may be required to issue in the event that the Company’s conversion obligation exceeds the principal amount of the Subordinated Convertible Notes.

Regarding the Subordinated Convertible Notes, the average stock price threshold conditions had not been met as of December 31, 2013 or December 31, 2012. At any such time in the future the threshold conditions are met, only the number of shares issuable under the “treasury” method of accounting for the share dilution would be included in the Company’s earnings per share — assuming dilution calculation, which is based upon the amount by which the average stock price exceeds the conversion price.

The following table provides examples of how changes in the Company’s stock price would require the inclusion of additional shares in the denominator of the weighted average shares outstanding — assuming dilution calculation for the Subordinated Convertible Notes.

Share Price	Shares Underlying Subordinated Convertible Notes	Total Treasury Method Incremental Shares (1)
$36.75	—	—
$38.75	603,152	603,152
$40.75	1,147,099	1,147,099
$42.75	1,640,151	1,640,151
$44.75	2,089,131	2,089,131

(1)	Represents the number of incremental shares that must be included in the calculation of fully diluted shares under U.S. GAAP.

17. Segment Information

The Company conducts its operations through three geographic reportable segments — North America, Europe and Mediterranean, and ROW, which consists of operations in Latin America, Sub-Saharan Africa, the Middle East and Asia Pacific. The Company’s reportable segments align with the structure of the Company’s internal management organization. All three segments engage in the development, design, manufacturing, marketing and distribution of copper, aluminum, and fiber optic communication, electric utility and electrical infrastructure wire and cable products. In addition to the above products, the ROW segment and the Europe and Mediterranean segment develop, design, manufacture, market and distribute construction products and the ROW segment manufactures and distributes rod mill wire and cable products.

Net revenues as shown below represent sales to external customers for each segment. Intersegment sales have been eliminated. For the year ended December 31, 2013 intersegment sales in North America were $20.6 million. In Europe and Mediterranean intersegment sales were $33.3 million and in ROW intersegment sales were $68.6 million for the year ended December 31, 2013. For the year ended December 31, 2012 intersegment sales in

North America were $27.1 million. In Europe and Mediterranean intersegment sales were $22.1 million and in ROW intersegment sales were $95.5 million for the year ended December 31, 2012. For the year ended December 31, 2011 intersegment sales in North America were $28.8 million. In Europe and Mediterranean intersegment sales were $24.8 million and in ROW intersegment sales were $38.1 million for the year ended December 31, 2011. The chief operating decision maker evaluates segment performance and allocates resources based on segment operating income. Segment operating income represents income from continuing operations before interest income, interest expense, other income (expense), other financial costs and income tax.

Corporate assets include cash, deferred income taxes, certain property, including property held for sale and prepaid expenses and other certain current and non-current assets.

	Year Ended
(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Net Sales:
North America	$2,751.6	$2,340.2	$2,120.2
Europe and Mediterranean	1,629.6	1,684.2	1,737.9
ROW	2,040.0	2,035.1	1,950.1

Total	$6,421.2	$6,059.5	$5,808.2

Segment Operating Income (Loss):
North America	$129.8	$126.1	$121.8
Europe and Mediterranean	(0.3)	(13.0)	30.3
ROW	82.2	86.3	62.5

Total	$211.7	$199.4	$214.6

Capital Expenditures:
North America	$33.5	$25.3	$22.2
Europe and Mediterranean	18.4	35.3	41.1
ROW	37.2	48.0	58.2

Total	$89.1	$108.6	$121.5

Depreciation Expense:
North America	$40.3	$30.0	$27.2
Europe and Mediterranean	40.3	38.0	38.3
ROW	38.0	34.5	32.1

Total	$118.6	$102.5	$97.6

Total Assets:
North America	$1,342.0	$1,483.4
Europe and Mediterranean	1,232.8	1,329.6
ROW	2,004.1	2,119.6

Total	$4,578.9	$4,932.6

Revenues by Major Product Lines Revenues to external customers are attributable to sales of electric utility, electrical infrastructure, construction, communications and rod mill wire product lines.

	Year Ended
(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Electric Utility	$2,148.5	$2,004.8	$1,792.8
Electrical Infrastructure	1,674.2	1,611.5	1,708.3
Construction	1,568.9	1,519.0	1,395.3
Communications	713.0	651.2	655.3
Rod Mill Products	316.6	273.0	256.5

Total	$6,421.2	$6,059.5	$5,808.2

Geographic Information The following table presents net sales to unaffiliated customers by country of destination for the last three years and long-lived assets by country as of December 31:

	Net Sales			Long-lived Assets
	Year Ended			Year Ended
(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2013	Dec 31, 2012
United States	$1,919.8	$1,859.5	$1,712.2	$331.7	$337.9
Canada	708.0	441.3	379.8	49.3	45.6
France	469.4	494.9	506.0	72.6	78.3
Brazil	421.3	477.6	420.4	105.0	121.3
Spain	280.7	319.0	400.1	166.0	169.8
Others	2,622.0	2,467.2	2,389.7	847.8	929.2

Total	$6,421.2	$6,059.5	$5,808.2	$1,572.4	$1,682.1

18. Commitments and Contingencies

The Company is subject to a variety of federal, state, local and foreign laws and regulations covering the storage, handling, emission and discharge of materials into the environment, including CERCLA, the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act.

The Company’s subsidiaries in the United States have been identified as potentially responsible parties with respect to several sites designated for cleanup under CERCLA or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages without regard to fault or the legality of waste generation or disposal. Persons liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although CERCLA imposes joint and several liability on all potentially responsible parties, in application, the potentially responsible parties typically allocate the investigation and cleanup costs based upon, among other things, the volume of waste contributed by each potentially responsible party.

Settlements can often be achieved through negotiations with the appropriate environmental agency or the other potentially responsible parties. Potentially responsible parties that contributed small amounts of waste (typically less than 1% of the waste) are often given the opportunity to settle as “de minimus” parties, resolving their liability for a particular site. The Company does not own or operate any of the waste sites with respect to which it has been named as a potentially responsible party by the government. Based on the Company’s review and other factors, it believes that costs to the Company relating to environmental clean-up at these sites will not have a material adverse effect on its results of operations, cash flows or financial position.

At December 31, 2013 and 2012, the Company had an accrued liability of approximately $3.1 million and 1.9 million, respectively, for various environmental-related liabilities to the extent costs are known or can be reasonably estimated as a liability. While it is difficult to estimate future environmental-related liabilities accurately, the Company does not currently anticipate any material adverse impact on its results of operations, financial position or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs of the sites discussed above.

In addition, Company subsidiaries have been named as defendants in lawsuits alleging exposure to asbestos in products manufactured by the Company. As of December 31, 2013, General Cable was a defendant in approximately 29,133 cases brought in Federal District Courts throughout the United States. In calendar years 2013, 2012 and 2011, 133, 113, and 115 asbestos cases, respectively, were brought against the Company. In the last 20 years, General Cable has had no cases proceed to verdict. In many of the cases, General Cable was dismissed as a defendant before trial for lack of product identification. As of December 31, 2013, 21,933 asbestos cases have been dismissed. In calendar years 2013, 2012 and 2011, 65 cases, 66 cases and 61 cases, respectively, were dismissed.

With regards to the approximately 29,133 remaining pending cases, General Cable is aggressively defending these cases based upon either lack of product identification as to General Cable manufactured asbestos-containing product and/ or lack of exposure to asbestos dust from the use of General Cable product.

For cases outside the Multidistrict Litigation (“MDL”) as of December 31, 2013, Plaintiffs have asserted monetary damages in 361 cases. In 219 of these cases, plaintiffs allege only damages in excess of some dollar amount (about $358 thousand per plaintiff); in these cases there are no claims for specific dollar amounts requested as to any defendant. In the 141 other cases pending in state and federal district courts (outside the MDL), plaintiffs seek approximately $438 million in damages from as many as 50 defendants. In one case, plaintiffs have asserted damages related to General Cable in the amount of $10 million. In addition, in relation to these 361 cases, there are claims of $319 million in punitive damages from all of the defendants. However, many of the plaintiffs in these cases allege non-malignant injuries. At December 31, 2013 and 2012, General Cable had accrued, on a gross basis, approximately $5.2 million and had recorded approximately $0.5 million of insurance recoveries for these lawsuits, at each year end. The net amount of $4.7 million as of December 31, 2013 and 2012, at each year end, represents the Company’s best estimate in order to cover resolution of current and future asbestos-related claims.

The components of the asbestos litigation reserve are current and future asbestos-related claims. The significant assumptions are: (1) the number of cases per state, (2) an estimate of the judgment per case per state, (3) an estimate of the percentage of cases per state that would make it to trial and (4) the estimated total liability percentage, excluding insurance recoveries, per case judgment. Management’s estimates are based on the Company’s historical experience with asbestos related claims. The Company’s current history of asbestos claims does not provide sufficient and reasonable information to estimate a range of loss for potential future, unasserted asbestos claims because the number and the value of the alleged damages of such claims have not been consistent. As such, the Company does not believe a reasonably possible range can be estimated with respect to asbestos claims that may be filed in the future.

Settlement payments are made, and the asbestos reserve is relieved, when the Company receives a fully executed settlement release from the Plaintiff’s counsel. As of December 31, 2013, aggregate settlement costs were $8.7 million. In calendar years 2013, 2012 and 2011, the settlement costs totaled $0.3 million, $0.6 million and $0.9 million, respectively. As of December 31, 2013, aggregate costs of administering and litigating the asbestos claims were $24.4 million. In calendar years 2013, 2012 and 2011, the costs of administering and litigating asbestos claims totaled $1.7 million, $1.7 million and $2.2 million, respectively.

In January 1994, General Cable entered into a settlement agreement with certain principal primary insurers concerning liability for the costs of defense, judgments and settlements, if any, in all of the asbestos litigation described above. Subject to the terms and conditions of the settlement agreement, the insurers are responsible for a substantial portion of the costs and expenses incurred in the defense or resolution of this litigation. In recent years one of the insurers participating in the settlement that was responsible for a significant portion of the contribution under the settlement agreement entered into insurance liquidation proceedings. As a result, the contribution of the insurers has been reduced and the Company has had to bear a larger portion of the costs relating to these lawsuits. Moreover, certain of the other insurers may be financially unstable, and if one or more of these insurers enter into insurance liquidation proceedings, General Cable will be required to pay a larger portion of the costs incurred in connection with these cases.

As part of the acquisition of Silec, SAFRAN SA agreed to indemnify the Company for the full amount of losses arising from, related to or attributable to practices, if any, that are similar to previous practices investigated by the French competition authority for alleged competition law violations related to medium and high voltage cable markets. The Company has asserted a claim under this indemnity against SAFRAN SA related to the European Commission’s Statement of Objections to preserve the Company’s rights should an unfavorable outcome occur.

On July 5, 2011, the European Commission issued a Statement of Objections in relation to its ongoing competition investigation to a number of wire and cable manufacturers in the submarine and underground power cables business, including the Company’s Spanish affiliate and its subsidiary, Silec. The allegations related to Silec are for the eleven months following its acquisition by the Company’s Spanish affiliate, for which the Company has filed a claim for indemnification from Safran to preserve the Company’s rights should an unfavorable outcome occur. A Statement of Objections is a procedural document in which the European Commission communicates its preliminary views in regard to possible infringement of European competition law and allows the companies identified in the Statement to present procedural and substantive arguments in response before a final decision is made. Any unfavorable decision by the European Commission is subject to appeal. The Statement of Objections issued to the Company alleges that two affiliates in Europe engaged in violations of competition law in the underground power cables businesses for a limited period of time. The Company has responded to the Statement of Objections on October 28, 2011 and intends to continue to vigorously defend itself against the allegations in the course of future proceedings with the European Commission on the Statement of Objections.

The European Commission has significant discretion in assessing fines and the Statement of Objections has only provided limited guidance on how it could potentially assess fines on each of the named wire and cable companies alleged to have violated applicable competition laws. At this time, the Company believes that it has substantial defenses to the allegations contained in the Statement of Objections. However, if the Company’s defenses are ultimately not successful, the Company could be assessed fines, which if imposed, could be substantial and may have a material impact on its consolidated financial results. While the Company continues to incur legal and associated costs in this matter, it is unable, at this time, to estimate the range of loss, if any, that may result as an outcome of these proceedings.

During the fourth quarter of 2011, the Company became aware of a potential claim involving multiple parties regarding the failure of a newly installed transformer in France, which was manufactured and installed by an independent third party, at a customer’s hydroelectric plant. The Company supplied and installed cables and terminations to the transformer, which failed as it was being energized. The transformer was significantly damaged and the customer is alleging losses consisting of damage to the transformer and consequential damages due to its inability to operate the facility. The customer retained a court appointed technical expert to review the evidence to determine the root cause of the transformer failure and to allocate liability to the parties found responsible for such losses. The investigation is ongoing at this time and the Company believes it has substantial defenses to potential liability in regard to the transformer failure. At this time, the Company is unable to predict with any certainty an estimated range of damages or whether it will have liability, if any, attributable to the transformer failure.

In March 2012, the Company received formal notice of a claim for damages arising from a transformer fire that occurred in December 2010 allegedly resulting in loss of equipment and some consequential damages at a metal processing facility in Iceland. The Company supplied and installed cables and terminations to the transformer, which was manufactured and installed by an independent third party, during 2006 and the first quarter of 2007. The Company’s work was inspected and accepted by the customer in March 2007. In August 2012, the customer initiated arbitration proceedings before the ICC Tribunal with a request to arbitrate in Pennsylvania. In September 2012, the Company initiated litigation in Pennsylvania state court seeking a declaration that it is not liable for any damages associated with the alleged loss resulting from the transformer fire and seeking to enjoin the ICC arbitration proceedings. The customer then moved the case from state to federal district court in the Western District of Pennsylvania which determined on motion that the ICC Tribunal not the court should decide whether the claims were arbitrable in the first instance. A decision on arbitrability is pending before the ICC Tribunal. The Company believes it has substantial defenses to potential liability in regard to the transformer fire and claimed loss. At this time, the Company is unable to predict with any certainty an estimated range of damages or whether it will have any liability, if any, attributable to the transformer fire.

One of the Company’s Brazilian subsidiaries is involved in an administrative proceeding with a state tax authority regarding whether tax incentives granted to the Company by one Brazilian state are applicable to goods sold in another Brazilian state from September 2008 to December 31, 2009. The Company believes it correctly relied on the tax incentives granted and that it has substantial defenses to their disallowance by the Brazilian state claimant. The principal amount claimed to be due during the contested period is approximately $8 million which does not include penalties and interest which could be substantial. In September 2012, the 1st Chamber of the Administrative Court found that the Company was not liable for any incentive tax payments claimed by the state treasury office. This decision was appealed by the Brazilian state and the Administrative Court determined in April 2013 that the subsidiary is liable for a part of the contested amount. The Company’s subsidiary is seeking formal judicial review of this latest decision on the merits in the Civil Court and obtained an injunction in April 2013 restraining collection of the tax pending the review process in the Civil Court in further proceedings. The Brazilian state subsequently sought to overturn this injunction in a State Court of Appeal and the State Court rejected the application in May 2013.

On December 19, 2012, the same Brazilian subsidiary received three notices of infraction from another Brazilian state related to alleged failure to pay taxes on the distribution of goods and services from one state for lack of appropriate documents and alleged failure to file electronic records with the state tax authorities in regard to inventories, goods receipts and invoices from acquisitions. The total amount of taxes allegedly due for the infractions is approximately $0.2 million and the total fines claimed amount to approximately $22.9 million. The Company believes it is exempt from the taxes claimed and has very substantial defenses to the claims. The Company has filed opposition to all the claims in January 2013 and will vigorously defend itself against such claims. At this time, the Company is unable to predict with any certainty an estimated range of damages or whether it will have any liability, if any, attributable to the taxes claimed.

Two civil complaints have been filed in the United States District Court for the Southern District of New York by named plaintiffs on behalf of purported classes of all persons who purchased or otherwise acquired the Company’s publicly traded securities, in one case which was filed on October 21, 2013 between May 3, 2011 and October 14, 2013, inclusive, and in the other case, which was filed on December 4, 2013, between May 2, 2011 and November 4, 2013, inclusive, against the Company, Gregory Kenny, our President and Chief Executive Officer, and Brian Robinson, our Executive Vice President and Chief Financial Officer. The complaints, which were transferred to the United States District Court of the Eastern District of Kentucky, allege claims under the anti-fraud and controlling person liability provisions of the Securities Exchange Act of 1934, alleging generally, among other assertions, that defendants made materially false and misleading statements regarding revenue recognition and other Company financial matters and failed to state material facts, including, among other things, that there was a lack of adequate internal controls, thereby artificially inflating the prices at which our securities traded. The complaints seek damages in undefined amounts, as well as attorney’s fees, experts’ fees and other costs. In addition, a derivative complaint was filed on January 7, 2014 in the Campbell County, Kentucky Circuit Court against all but one member of our Board of Directors, including Mr. Kenny, a former director and against Mr. Robinson and two former ROW officials, one of whom is a former executive officer of the Company. The complaint alleges that the defendants breached their fiduciary duties by knowingly failing to ensure that the Company implemented and maintained adequate internal controls over its accounting and financial reporting functions and by knowingly disseminating to stockholders materially false and misleading statements concerning the Company’s financial results and internal controls. The complaint seeks damages in an unspecified amount, appropriate equitable relief to remedy the alleged breaches of fiduciary duty, attorney’s fees, experts’ fees and other costs. We believe the purported class action complaints, and the derivative complaint insofar as it relates to our directors and Mr. Robinson, are without merit and intend to vigorously contest the actions.

The Company has a global insurance policy with coverage limits of $15 million which may potentially result in the recovery of certain losses including the theft in Brazil. As previously reported, on October 29, 2012, the Company announced that it had identified historical accounting errors relating to inventory. The Company believes that the Brazil inventory accounting issues are, to a significant extent, attributable to a complex theft scheme affecting work in process and finished goods inventory. The Company determined there is a potential recovery of losses associated with reported theft of inventory within the Company’s Brazilian subsidiary. At this time the Company cannot estimate the possibility of recovery and the potential amounts involved.

The Company is also involved in various routine legal proceedings and administrative actions. Such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on its result of operations, cash flows or financial position.

In Europe and Mediterranean as it relates to the 2005 purchase of shares of Silec, the Company has pledged to the bank the following: Silec shares, segment assets such as land and buildings and certain General Cable entities in Spain and Portugal, which have been designated as guarantors.

The General Cable Executive Severance Benefit Plan (“Severance Plan”), effective January 1, 2008, applicable to the Company’s executive officers includes a change in control provision such that the executives may receive payments or benefits in accordance with the Severance Plan to the extent that both a change of control and a triggering event, each as defined in the Severance Plan, occur. Unless there are circumstances of ineligibility, as defined, the Company must provide payments and benefits upon both a change in control and a triggering event.

The Company has entered into various operating lease agreements related principally to certain administrative, manufacturing and distribution facilities and transportation equipment. Future minimum rental payments required under non-cancelable lease agreements at December 31, 2013 were as follows: 2014 — $40.3 million, 2015 — $35.5 million, 2016 — $31.8 million, 2017 — $21.4 million, 2018 — $8.0 million and thereafter $13.9 million. Rental expense recorded in income from continuing operations was $47.0 million, $29.8 million and $20.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, the Company had $150.7 million in letters of credit, $249.3 million in various performance bonds and $380.5 million in other guarantees. Other guarantees include bank guarantees and advance payment bonds. These letters of credit, performance bonds and guarantees are periodically renewed and are generally related to risk associated with self-insurance claims, defined benefit plan obligations, contract performance, quality and other various bank and financing guarantees. Advance payment bonds are often required by customers when the Company obtains advance payments to secure the production of cable for long term contracts. The advance payment bonds provide the customer protection on their deposit in the event that the Company does not perform under the contract.

19. Unconsolidated Affiliated Companies

Unconsolidated affiliated companies are those in which the Company generally owns less than 50 percent of the outstanding voting shares. The Company does not control these companies and accounts for its investments in them on the equity basis. The unconsolidated affiliated companies primarily manufacture or market wire and cable products in our ROW segment. As of December 31, 2013 and 2012, the Company has recorded on its consolidated balance sheets an investment in unconsolidated affiliated companies of $19.0 million and $18.9 million, respectively. The Company’s share of the income of these companies is reported in the consolidated statements of operations and comprehensive income (loss) under “Equity in net earnings of affiliated companies.” In 2013, 2012 and 2011, equity in net earnings of affiliated companies was $1.7 million, $1.7 million, and $2.9 million, respectively. As of December 31, 2013, the Company’s ownership percentage was as follows: PDTL Trading Company Ltd. 49%, Colada Continua Chilean, S.A. 41%, Minuet Realty Corp. 40%, Nostag GmBH & Co. KG 33%, Pakistan Cables Limited 24.6%, Keystone Electric Wire & Cable Co., Ltd. 20% and Thai Copper Rod Company Ltd. 18%.

20. Fair Value Disclosure

Effective January 1, 2008, the Company adopted Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. ASC 820—Fair Value Measurement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determined the fair market values of its financial instruments based on the fair value hierarchy established in ASC 820—Fair Value Measurement. The standard describes three levels of inputs that may be used to measure fair values which are provided in Note 2—Summary of Significant Accounting Policies. The Company carries marketable equity securities held in a rabbi trust as part of the Company’s deferred compensation plan (as discussed in Note 13—Total Equity) and derivative assets and liabilities at fair value.

Marketable equity securities are recorded at fair value, which are based on quoted market prices. The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate pricing and volatility factors, which are used to value the position. The predominance of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case interest rate, price or index scenarios are extrapolated in order to determine the fair value. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality, Company’s own credit standing and other specific factors, where appropriate. Financial assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement
	December 31, 2013				December 31, 2012
(in millions)	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Assets:
Derivative assets	$—	$7.2	$—	$7.2	$—	$7.1	$—	$7.1
Equity securities	22.2	—	—	22.2	17.7	—	—	17.7

Total Assets	$22.2	$7.2	$—	$29.4	$17.7	$7.1	$—	$24.8

Liabilities:
Derivative liabilities	$—	$9.3	$—	$9.3	$—	$10.1	$—	$10.1

Total liabilities	$—	$9.3	$—	$9.3	$—	$10.1	$—	$10.1

At December 31, 2013, there were no financial assets or financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3). In the year ended, the Company recorded an impairment charge of $14.0 million for its Mexican business. To determine the fair value of these assets, the Company engaged a third-party to perform a current appraisal of the Mexican machinery and equipment and real property assets utilizing standard valuation approaches; the fair value was measured using significant unobservable inputs (Level 3). The non-financial assets measured at fair value which include the Mexico buildings and machinery and equipment, are fair valued at $12.7 million at December 31, 2013.

21. Quarterly Operating Results (Unaudited)

The interim financial information is unaudited. In the opinion of management, the interim financial information reflects all adjustments necessary for a fair presentation of quarterly financial information. Quarterly results have been influenced by seasonal factors inherent in General Cable’s businesses. The sum of the quarters’ earnings per share amounts may not add to full year earnings per share because each quarter is calculated independently, and the sum of the quarters’ other figures may not add to the full year because of rounding. The Company’s fiscal quarters consist of 13-week periods ending on the Friday nearest to the end of the calendar months of March, June and September.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2013
Net sales	$1,543.7	$1,659.1	$1,557.1	$1,661.3
Gross profit	156.9	192.8	160.2	193.8
Net income (loss) attributable to Company common shareholders	(45.8)	8.2	5.7	13.8
Net income (loss) attributable to Company common shareholders—for diluted EPS computation	(45.8)	8.3	5.8	13.9
Earnings (loss) per common share—basic	$(0.92)	$0.17	$0.11	$0.28
Earnings (loss) per common share—assuming dilution	$(0.92)	$0.16	$0.11	$0.27

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2012
Net sales	$1,449.5	$1,475.2	$1,512.6	$1,622.2
Gross profit	149.1	173.7	165.4	136.7
Net income (loss) attributable to Company common shareholders	24.9	17.7	(22.9)	(15.7)
Net income (loss) attributable to Company common shareholders—for diluted EPS computation	25.0	17.8	(22.8)	(15.7)
Earnings (loss) per common share—basic	$0.50	$0.36	$(0.46)	$(0.32)
Earnings (loss) per common share—assuming dilution	$0.49	$0.35	$(0.46)	$(0.32)

22. Supplemental Guarantor Condensed Financial Information

General Cable Corporation (“Parent Company”) and its U.S. 100% wholly-owned subsidiaries (“Guarantor Subsidiaries”) fully and unconditionally guarantee the $600.0 million of 5.75% Senior Notes due in 2022 and the $125.0 million of Senior Floating Rate Notes due in 2015 of the Parent Company on a joint and several basis. In December 2012, the Canadian Subsidiaries became Non-Guarantor Subsidiaries due to amendments of the Revolving Credit Facility; this effectively changed the Guarantor structure under the terms of the notes described above. The year ended December 31, 2011 Condensed Statements of Operations and Comprehensive Income (Loss) Information and Condensed Statements of Cash Flow Information have been recast to reflect the removal of the Canadian subsidiaries as guarantor subsidiaries. The Canadian subsidiaries are now reflected as non-guarantor subsidiaries. The following tables present financial information about the Parent Company, Guarantor Subsidiaries and Non-Guarantor Subsidiaries in millions. Intercompany transactions are eliminated in the “Eliminations” column of the Supplemental Guarantor Condensed Financial Information tables.

Condensed Statement of Operations and Comprehensive Income (Loss) Information

Year Ended December 31, 2013

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net sales:
Customers	$—	$2,233.0	$4,188.2	$—	$6,421.2
Intercompany	56.0	292.0	281.4	(629.4)	—

	56.0	2,525.0	4,469.6	(629.4)	6,421.2
Cost of sales	—	2,244.5	4,046.4	(573.4)	5,717.5

Gross profit	56.0	280.5	423.2	(56.0)	703.7
Selling, general and administrative expenses	43.4	188.7	315.9	(56.0)	492.0

Operating income	12.6	91.8	107.3	—	211.7
Other income (expense)	—	(6.2)	(60.5)	—	(66.7)
Interest income (expense):
Interest expense	(86.9)	(110.7)	(48.1)	120.8	(124.9)
Interest income	105.1	15.2	7.4	(120.8)	6.9

	18.2	(95.5)	(40.7)	—	(118.0)

Income (loss) before income taxes	30.8	(9.9)	6.1	—	27.0
Income tax (provision) benefit	(11.5)	13.8	(41.1)	—	(38.8)
Equity in net earnings of affiliated companies and subsidiaries	(37.1)	(41.0)	0.8	79.0	1.7

Net income (loss) including noncontrolling interest	(17.8)	(37.1)	(34.2)	79.0	(10.1)
Less: preferred stock dividends	0.3	—	—	—	0.3
Less: net income (loss) attributable to noncontrolling interest	—	—	7.7	—	7.7

Net income (loss) attributable to Company common shareholders	$(18.1)	$(37.1)	$(41.9)	$79.0	$(18.1)

Comprehensive income (loss):
Net income (loss)	$(17.8)	$(37.1)	$(34.2)	$79.0	$(10.1)
Currency translation gain (loss)	(39.2)	(39.2)	(55.8)	87.3	(46.9)
Defined benefit plan adjustments, net of tax	31.8	31.8	12.3	(43.9)	32.0
Change in fair value of derivatives, net of tax	(0.1)	(0.1)	0.3	0.2	0.3

Comprehensive income (loss), net of tax	(25.3)	(44.6)	(77.4)	122.6	(24.7)

Comprehensive income (loss) attributable to noncontrolling interest, net of tax	—	—	0.6	—	0.6

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(25.3)	$(44.6)	$(78.0)	$122.6	$(25.3)

Condensed Statement of Operations and Comprehensive Income (Loss) Information

Year Ended December 31, 2012

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net sales:
Customers	$—	$2,015.8	$4,043.7	$—	$6,059.5
Intercompany	54.4	150.3	320.6	(525.3)	—

	54.4	2,166.1	4,364.3	(525.3)	6,059.5
Cost of sales	—	1,903.6	4,001.9	(470.9)	5,434.6

Gross profit	54.4	262.5	362.4	(54.4)	624.9
Selling, general and administrative expenses	41.5	150.6	287.8	(54.4)	425.5

Operating income	12.9	111.9	74.6	—	199.4
Other income (expense)	—	—	(2.9)	—	(2.9)
Interest income (expense):
Interest expense	(70.6)	(96.1)	(48.0)	107.9	(106.8)
Interest income	91.6	15.5	7.3	(107.9)	6.5
Loss on extinguishment of debt	(9.3)	—	—	—	(9.3)

	11.7	(80.6)	(40.7)	—	(109.6)

Income (loss) before income taxes	24.6	31.3	31.0	—	86.9
Income tax (provision) benefit	(10.9)	(11.0)	(56.7)	—	(78.6)
Equity in net earnings of affiliated companies and subsidiaries	(9.4)	(29.7)	1.2	39.6	1.7

Net income (loss) including noncontrolling interest	4.3	(9.4)	(24.5)	39.6	10.0
Less: preferred stock dividends	0.3	—	—	—	0.3
Less: net income (loss) attributable to noncontrolling interest	—	—	5.7	—	5.7

Net income (loss) attributable to Company common shareholders	$4.0	$(9.4)	$(30.2)	$39.6	$4.0

Comprehensive income (loss):
Net income (loss)	$4.3	$(9.4)	$(24.5)	$39.6	$10.0
Currency translation gain (loss)	8.4	7.6	5.1	(11.2)	9.9
Defined benefit plan adjustments, net of tax	(21.4)	(21.4)	(20.0)	41.5	(21.3)
Change in fair value of derivatives, net of tax	5.8	5.8	2.8	(8.4)	6.0

Comprehensive income (loss), net of tax	(2.9)	(17.4)	(36.6)	61.5	4.6

Comprehensive income (loss) attributable to noncontrolling interest, net of tax	—	—	7.5	—	7.5

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(2.9)	$(17.4)	$(44.1)	$61.5	$(2.9)

Condensed Statement of Operations and Comprehensive Income (Loss) Information

Year Ended December 31, 2011

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net sales:
Customers	$—	$1,857.0	$3,951.2	$—	$5,808.2
Intercompany	55.9	116.4	204.9	(377.2)	—

	55.9	1,973.4	4,156.1	(377.2)	5,808.2
Cost of sales	—	1,742.5	3,792.7	(321.3)	5,213.9

Gross profit	55.9	230.9	363.4	(55.9)	594.3
Selling, general and administrative expenses	44.6	130.7	260.3	(55.9)	379.7

Operating income	11.3	100.2	103.1	—	214.6
Other income (expense)	(0.1)	(0.2)	(31.4)	—	(31.7)
Interest income (expense):
Interest expense	(63.0)	(91.6)	(48.9)	104.3	(99.2)
Interest income	88.6	15.0	8.4	(104.3)	7.7

	25.6	(76.6)	(40.5)	—	(91.5)

Income (loss) before income taxes	36.8	23.4	31.2	—	91.4
Income tax (provision) benefit	(15.8)	2.6	(25.4)	—	(38.6)
Equity in net earnings of affiliated companies and subsidiaries	33.8	7.8	2.6	(41.3)	2.9

Net income (loss) including noncontrolling interest	54.8	33.8	8.4	(41.3)	55.7
Less: preferred stock dividends	0.3	—	—	—	0.3
Less: net income (loss) attributable to noncontrolling interest	—	—	0.9	—	0.9

Net income (loss) attributable to Company common shareholders	$54.5	$33.8	$7.5	$(41.3)	$54.5

Comprehensive income (loss):
Net income (loss)	$54.8	$33.8	$8.4	$(41.3)	$55.7
Currency translation gain (loss)	(57.1)	(56.6)	(51.8)	104.9	(60.6)
Defined benefit plan adjustments, net of tax	(15.6)	(15.6)	(3.0)	16.2	(18.0)
Change in fair value of derivatives, net of tax	(37.5)	(37.5)	(33.8)	71.2	(37.6)

Comprehensive income (loss), net of tax	(55.4)	(75.9)	(80.2)	151.0	(60.5)

Comprehensive income (loss) attributable to noncontrolling interest, net of tax	—	—	(5.1)	—	(5.1)

Comprehensive income (loss) attributable to Company common shareholders interest, net of tax	$(55.4)	$(75.9)	$(75.1)	$151.0	$(55.4)

Condensed Balance Sheet Information

December 31, 2013

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash	$0.2	$2.2	$416.4	$—	$418.8
Receivables, net of allowances	—	258.5	913.2	—	1,171.7
Inventories	—	438.0	801.6	—	1,239.6
Deferred income taxes	—	23.3	26.9	—	50.2
Prepaid expenses and other	1.9	32.7	91.6	—	126.2

Total current assets	2.1	754.7	2,249.7	—	3,006.5
Property, plant and equipment, net	0.6	231.9	859.5	—	1,092.0
Deferred income taxes	—	—	15.8	—	15.8
Intercompany accounts	1,305.5	507.7	35.8	(1,849.0)	—
Investment in subsidiaries	1,050.4	1,332.3	—	(2,382.7)	—
Goodwill	—	13.7	170.9	—	184.6
Intangible assets, net	—	15.5	167.4	—	182.9
Unconsolidated affiliated companies	—	8.0	11.0	—	19.0
Other non-current assets	13.7	33.8	30.6	—	78.1

Total assets	$2,372.3	$2,897.6	$3,540.7	$(4,231.7)	$4,578.9

Liabilities and Total Equity
Current liabilities:
Accounts payable	$—	$118.5	$752.1	$—	$870.6
Accrued liabilities	13.8	103.9	317.2	—	434.9
Current portion of long-term debt	—	—	250.3	—	250.3

Total current liabilities	13.8	222.4	1,319.6	—	1,555.8
Long-term debt	902.0	225.0	9.6	—	1,136.6
Deferred income taxes	175.2	(19.4)	78.0	—	233.8
Intercompany accounts	—	1,339.7	509.3	(1,849.0)	—
Other liabilities	1.1	79.5	175.3	—	255.9

Total liabilities	1,092.1	1,847.2	2,091.8	(1,849.0)	3,182.1
Redeemable noncontrolling interest	—	—	17.0	—	17.0

Total Company shareholders’ equity	1,280.2	1,050.4	1,332.3	(2,382.7)	1,280.2

Noncontrolling interest	—	—	99.6	—	99.6

Total liabilities and equity	$2,372.3	$2,897.6	$3,540.7	$(4,231.7)	$4,578.9

Condensed Balance Sheet Information

December 31, 2012

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash	$65.3	$44.2	$512.8	$—	$622.3
Receivables, net of allowances	—	277.6	904.5	—	1,182.1
Inventories	—	460.0	813.6	—	1,273.6
Deferred income taxes	—	24.4	15.1	—	39.5
Prepaid expenses and other	2.3	20.9	109.8	—	133.0

Total current assets	67.6	827.1	2,355.8	—	3,250.5
Property, plant and equipment, net	0.4	238.2	955.3	—	1,193.9
Deferred income taxes	—	—	12.8	—	12.8
Intercompany accounts	1,566.7	491.0	40.2	(2,097.9)	—
Investment in subsidiaries	1,086.9	1,367.4	—	(2,454.3)	—
Goodwill	—	15.0	172.6	—	187.6
Intangible assets, net	—	17.7	185.2	—	202.9
Unconsolidated affiliated companies	—	7.3	11.6	—	18.9
Other non-current assets	15.3	26.4	24.3	—	66.0

Total assets	$2,736.9	$2,990.1	$3,757.8	$(4,552.2)	$4,932.6

Liabilities and Total Equity
Current liabilities:
Accounts payable	$—	$103.8	$899.2	$—	$1,003.0
Accrued liabilities	12.1	109.1	374.9	—	496.1
Current portion of long-term debt	334.6	—	176.6	—	511.2

Total current liabilities	346.7	212.9	1,450.7	—	2,010.3
Long-term debt	900.5	—	38.4	—	938.9
Deferred income taxes	156.9	(18.2)	85.2	—	223.9
Intercompany accounts	—	1,606.9	491.0	(2,097.9)	—
Other liabilities	1.1	101.6	190.0	—	292.7

Total liabilities	1,405.2	1,903.2	2,255.3	(2,097.9)	3,465.8
Redeemable noncontrolling interest	—	—	18.6	—	18.6

Total Company shareholders’ equity	1,331.7	1,086.9	1,367.4	(2,454.3)	1,331.7

Noncontrolling interest	—	—	116.5	—	116.5

Total liabilities and equity	$2,736.9	$2,990.1	$3,757.8	$(4,552.2)	$4,932.6

Condensed Statement of Cash Flows Information

Year Ended December 31, 2013

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash flows of operating activities	$56.0	$102.4	$(120.2)	$—	$38.2

Cash flows of investing activities:			—
Capital expenditures	(0.3)	(29.1)	(59.7)	—	(89.1)
Acquisitions, net of cash acquired	—	(2.3)	(4.6)	—	(6.9)
Proceeds from properties sold	—	0.3	0.1	—	0.4
Other	—	(43.7)	44.7	—	1.0

Net cash flows of investing activities	(0.3)	(74.8)	(19.5)	—	(94.6)

Cash flows of financing activities:
Preferred stock dividend paid	(27.0)	—	—	—	(27.0)
Intercompany accounts	280.0	(308.3)	28.3	—	—
Proceeds from other debt	—	420.0	1,225.3	—	1,645.3
Repayments of other debt	—	(194.9)	(1,162.7)	—	(1,357.6)
Settlement of long term debt including fees and expenses	(355.0)	—	—	—	(355.0)
Purchase of non-controlling interest	—	8.2	(12.2)	—	(4.0)
Dividends paid to non-controlling interest	—	—	(5.3)	—	(5.3)
Repurchase of common shares	(19.5)	—	—	—	(19.5)
Proceeds from exercise of stock options	0.7	—	—	—	0.7

Net cash flows of financing activities	(120.8)	(75.0)	73.4	—	(122.4)

Effect of exchange rate changes on cash and cash equivalents	—	5.4	(30.1)	—	(24.7)

Increase (decrease) in cash and cash equivalents	(65.1)	(42.0)	(96.4)	—	(203.5)
Cash and cash equivalents —beginning of period	65.3	44.2	512.8	—	622.3

Cash and cash equivalents —end of period	$0.2	$2.2	$416.4	$—	$418.8

Condensed Statement of Cash Flows Information

Year Ended December 31, 2012

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash flows of operating activities	$55.6	$60.6	$156.4	$—	$272.6

Cash flows of investing activities:
Capital expenditures	(0.2)	(25.1)	(83.3)	—	(108.6)
Acquisitions, net of cash acquired	—	(175.3)	(111.2)	—	(286.5)
Return of investment intercompany dividends	—	90.8	(90.8)	—	—
Proceeds from properties sold	—	0.1	4.4	—	4.5
Other	(29.2)	(129.0)	158.5	—	0.3

Net cash flows of investing activities	(29.4)	(238.5)	(122.4)	—	(390.3)

Cash flows of financing activities:
Preferred stock dividend paid	(0.3)	—	—	—	(0.3)
Excess tax benefits from stock-based compensation	(0.6)	—	—	—	(0.6)
Intercompany accounts	(342.1)	241.5	100.6	—	—
Proceeds from other debt	—	692.5	781.1	—	1,473.6
Repayments of other debt	—	(727.3)	(833.5)	—	(1,560.8)
Issuance of long term debt	600.0	—	—	—	600.0
Settlement of long term debt including fees and expenses	(217.7)	—	—	—	(217.7)
Dividends paid to non-controlling interest	—	—	(3.5)	—	(3.5)
Repurchase of common shares	(1.2)	—	—	—	(1.2)
Proceeds from exercise of stock options	0.1	—	—	—	0.1

Net cash flows of financing activities	38.2	206.7	44.7	—	289.6

Effect of exchange rate changes on cash and cash equivalents	0.8	6.9	8.6	—	16.3

Increase (decrease) in cash and cash equivalents	65.2	35.7	87.3	—	188.2
Cash and cash equivalents —beginning of period	0.1	8.5	425.5	—	434.1

Cash and cash equivalents —end of period	$65.3	$44.2	$512.8	$—	$622.3

Condensed Statement of Cash Flows Information

Year Ended December 31, 2011

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash flows of operating activities	$53.3	$52.1	$(7.6)	$—	$97.8

Cash flows of investing activities:
Capital expenditures	(0.2)	(20.6)	(100.7)	—	(121.5)
Acquisitions, net of cash acquired	—	—	—	—	—
Proceeds from properties sold	—	—	6.5	—	6.5
Other	—	(58.1)	58.4	—	0.3

Net cash flows of investing activities	(0.2)	(78.7)	(35.8)	—	(114.7)

Cash flows of financing activities:
Preferred stock dividend paid	(0.3)	—	—	—	(0.3)
Excess tax benefits from stock-based compensation	1.0	—	—	—	1.0
Intercompany accounts	(21.0)	3.6	17.4	—	—
Proceeds from other debt	—	940.0	951.4	—	1,891.4
Repayments of other debt	—	(905.2)	(930.6)	—	(1,835.8)
Dividends paid to non-controlling interest	—	—	(3.8)	—	(3.8)
Repurchase of common shares	(62.5)	—	—	—	(62.5)
Proceeds from exercise of stock options	1.5	—	—	—	1.5

Net cash flows of financing activities	(81.3)	38.4	34.4	—	(8.5)

Effect of exchange rate changes on cash and cash equivalents	(0.7)	(6.2)	7.7	—	0.8

Increase (decrease) in cash and cash equivalents	(28.9)	5.6	(1.3)	—	(24.6)
Cash and cash equivalents —beginning of period	29.0	2.9	426.8	—	458.7

Cash and cash equivalents —end of period	$0.1	$8.5	$425.5	$—	$434.1

Intercompany Activity

The Parent Company and its Guarantor Subsidiaries participate in a cash pooling program. As part of this program, cash balances are generally swept on a daily basis between the Guarantor Subsidiaries’ bank accounts and those of the Parent Company. There are a significant number of the Company’s subsidiaries that participate in this cash pooling arrangement and there are thousands of transactions per week that occur between the Parent Company and Guarantor Subsidiaries, all of which are accounted for through the intercompany accounts.

Parent Company transactions include interest, dividend, tax payments and intercompany sales transactions related to administrative costs incurred by the Parent Company, which are billed to Guarantor Subsidiaries on a cost-plus basis. These costs are reported in the Parent’s “Selling, general and administrative expenses” on the Consolidated Statement of Operations and Comprehensive Income (Loss) Information for the respective period(s). All intercompany transactions are presumed to be settled in cash when they occur and are included in operating activities on the statement of cash flows. Non-operating cash flow changes have been classified as financing activities beginning in 2009.

A summary of cash and non-cash transactions of the Parent Company’s intercompany account is provided below:

	Year ended
(in millions)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Beginning Balance	$1,566.7	$1,210.4	$1,169.7
Non-cash transactions
Convertible notes and other debt	—	—	—
Deferred tax	7.1	5.9	8.0
Equity based awards	11.7	11.7	12.7
Foreign currency and other	—	(3.4)	(1.0)
Cash transactions	(280.0)	342.1	21.0

Ending Balance	$1,305.5	$1,566.7	$1,210.4

Dividends

There were no dividend payments to the Parent Company from the Guarantor Subsidiaries in the twelve months ended December 31, 2013, 2012, and 2011.

Parent Company Long-Term Debt

At December 31, 2013 and 2012, the Parent Company was party to various long-term financing arrangements, as summarized below (in millions):

(in millions)	Dec 31, 2013	Dec 31, 2012
5.75% Senior Notes due 2022	$600.0	$600.0
Subordinated Convertible Notes due 2029	429.5	429.5
Debt discount on Subordinated Convertible Notes due 2029	(261.5)	(263.0)
0.875% Convertible Notes due 2013	—	355.0
Debt discount on 0.875% Convertible Notes due 2013	—	(20.4)
Senior Floating Rate Notes	125.0	125.0
Other	9.0	9.0

Total Parent Company debt	902.0	1,235.1
Less current maturities	—	334.6

Parent Company Long-term debt	$902.0	$900.5

(in millions)	2014	2015	2016	2017	2018
Debt maturities	$—	$125.0	$—	$—	$—

Long-term debt related to the Parent Company is discussed in Note 9—Long-Term Debt.

Commitments and Contingencies

For contingencies and guarantees related to the Parent Company, refer to Note 9—Long-Term Debt and Note 18—Commitments and Contingencies.

23. Subsequent Event

On January 24, 2014, the Venezuelan government announced the establishment of a dual exchange rate system. A rate of 6.30 BsF per U.S. dollar will be applied to priority sectors, while other sectors of the economy will apply an exchange rate determined based on the results of the Venezuelan central bank’s system of weekly currency auctions. The SICAD auction rate is a floating rate, and the potential exists for additional financial impacts if the auction rate changes significantly. The Company has assessed a number of factors, including the limited number of SICAD auctions held to date, the Company’s inability to access the SICAD exchange to date, the restrictions placed on eligible participants, the sectors that can apply the 6.30 BsF per U.S. dollar rate, the amount of U.S. Dollars available for purchase through the auction process, and the historical lack of official information about the resulting SICAD rate. At this time, based upon its assessment, the Company does not believe it would be appropriate to use rates from the SICAD exchange system for financial reporting purposes at December 31, 2013. While the Company continues to evaluate the impact of these actions by the Venezuelan government, depending on the exchange rate the Company is required to apply to its financial statements, it may incur a charge to earnings in 2014.

Schedule II

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts

(in millions)

	For the Year Ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Accounts Receivable Allowances:
Beginning balance	$38.3	$21.2	$25.1
Impact of foreign currency exchange rate changes	(1.9)	0.3	(0.2)
Provision	9.4	21.9	4.4
Write-offs	(6.6)	(5.1)	(8.1)

Ending balance	$39.2	$38.3	$21.2

Deferred Tax Valuation Allowance:
Beginning balance	$77.8	$40.0	$38.9
Additions charged to tax expense	26.0	31.6	6.5
Changes attributable to acquisitions and dispositions	—	0.4	—
Changes impacting equity and other movements	(8.8)	6.2	(4.1)
Reductions from utilization and reassessments	(1.2)	(0.4)	(1.3)

Ending balance	$93.8	$77.8	$40.0

OFFER TO EXCHANGE

$600,000,000 aggregate principal amount of 5.750% Senior Notes due 2022 and related guarantees, which have been registered under the

Securities Act of 1933, as amended, for any and all outstanding 5.750%

Senior Notes due 2022 and related guarantees

PROSPECTUS